2024 Annual Report

Ford Motor Company



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________
Commission file number 1-3950

Ford Motor Company

(Exact name of Registrant as specified in its charter)

Delaware	**38-0549190**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
One American Road **Dearborn, Michigan**	**48126**
(Address of principal executive offices)	*(Zip Code)*

313-322-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Common Stock, par value $.01 per share	F	New York Stock Exchange
6.200% Notes due June 1, 2059	FPRB	New York Stock Exchange
6.000% Notes due December 1, 2059	FPRC	New York Stock Exchange
6.500% Notes due August 15, 2062	FPRD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 28, 2024, Ford had outstanding 3,904,327,951 shares of Common Stock and 70,852,076 shares of Class B Stock. Based on the New York Stock Exchange Composite Transaction closing price of the Common Stock on that date ($12.54 per share), the aggregate market value of such Common Stock was $48,960,272,506. Although there is no quoted market for our Class B Stock, shares of Class B Stock may be converted at any time into an equal number of shares of Common Stock for the purpose of effecting the sale or other disposition of such shares of Common Stock. The shares of Common Stock and Class B Stock outstanding at June 28, 2024 included shares owned by persons who may be deemed to be "affiliates" of Ford. We do not believe, however, that any such person should be considered to be an affiliate. For information concerning ownership of outstanding Common Stock and Class B Stock, see the Proxy Statement for Ford's Annual Meeting of Stockholders currently scheduled to be held on May 8, 2025 (our "Proxy Statement"), which is incorporated by reference under various Items of this Report as indicated below.

As of February 3, 2025, Ford had outstanding 3,892,595,628 shares of Common Stock and 70,852,076 shares of Class B Stock. Based on the New York Stock Exchange Composite Transaction closing price of the Common Stock on that date ($9.89 per share), the aggregate market value of such Common Stock was $38,497,770,761.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Where Incorporated
Proxy Statement*	Part III (Items 10, 11, 12, 13, and 14)

_____
*   As stated under various Items of this Report, only certain specified portions of such document are incorporated by reference in this Report.

Exhibit Index begins on page 98

FORD MOTOR COMPANY
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2024

Table of Contents

Table of Contents
(continued)

PART I.

ITEM 1. *Business.*

Ford Motor Company was incorporated in Delaware in 1919. We acquired the business of a Michigan company, also known as Ford Motor Company, which had been incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are a global company based in Dearborn, Michigan. With about 171,000 employees worldwide, the Company is committed to helping build a better world, where every person is free to move and pursue their dreams. The Company's Ford+ plan for growth and value creation combines existing strengths, new capabilities, and always-on relationships with customers to enrich experiences for customers and deepen their loyalty. Ford develops and delivers innovative, must-have Ford trucks, sport utility vehicles, commercial vans and cars, and Lincoln luxury vehicles, along with connected services. The Company offers freedom of choice through three customer-centered business segments: Ford Blue, engineering iconic gas-powered and hybrid vehicles; Ford Model e, inventing breakthrough electric vehicles ("EVs") along with embedded software that defines always-on digital experiences for all customers; and Ford Pro, helping commercial customers transform and expand their businesses with vehicles and services tailored to their needs. Additionally, the Company provides financial services through Ford Motor Credit Company LLC ("Ford Credit").

In addition to the information about Ford and our subsidiaries contained in this Annual Report on Form 10-K for the year ended December 31, 2024 ("2024 Form 10-K Report" or "Report"), extensive information about our Company can be found at https://corporate.ford.com, including information about our management team, brands, products, services, and corporate governance principles.

The corporate governance information on our website includes our Corporate Governance Principles, Code of Ethics for Senior Financial Personnel, Code of Ethics for the Board of Directors, Code of Corporate Conduct for all employees, and the Charters for each of the Committees of our Board of Directors. In addition, any amendments to our Code of Ethics or waivers granted to our directors and executive officers will be posted on our corporate website. All of these documents may be accessed by going to our corporate website, or may be obtained free of charge by writing to our Shareholder Relations Department, Ford Motor Company, One American Road, P.O. Box 1899, Dearborn, Michigan 48126-1899.

Our recent periodic reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge at https://shareholder.ford.com. This includes recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those reports, and our Section 16 filings. We post each of these documents on our website as soon as reasonably practicable after it is electronically filed with the SEC. Our reports filed with the SEC also may be found on the SEC's website at www.sec.gov.

Our Integrated Sustainability and Financial Report, which details our performance and progress toward our sustainability and corporate responsibility goals, is available at https://sustainability.ford.com.

The foregoing information regarding our websites and their content is for convenience only and not deemed to be incorporated by reference into this Report nor filed with the SEC.

OVERVIEW

Below is a description of our reportable segments and other activities as of December 31, 2024.

FORD BLUE SEGMENT

Ford Blue primarily includes the sale of Ford and Lincoln internal combustion engine ("ICE") and hybrid vehicles, service parts, accessories, and digital services for retail customers, together with the associated costs of development, manufacture, and distribution of the vehicles, parts, accessories, and services. This segment focuses on developing Ford and Lincoln ICE and hybrid vehicles. Additionally, this segment provides hardware engineering and manufacturing capabilities to Ford Model e and manufactures vehicles on behalf of Ford Pro and, in certain cases, Ford Model e. Ford Blue also includes:

- All sales for markets not presently in scope for Ford Model e or Ford Pro (as further described below)
- In markets outside of the United States and Canada, sales to commercial, government, and rental customers of ICE and hybrid vehicles not considered core to Ford Pro
- Sales of EVs by our unconsolidated affiliates in China
- All sales of vehicles manufactured and sold to other OEMs

FORD MODEL E SEGMENT

Ford Model e primarily includes the sale of our electric vehicles, service parts, accessories, and digital services for retail customers, together with the associated costs of development, manufacture, and distribution of the vehicles, parts, accessories, and services. This segment focuses on developing EV and digital vehicle technologies, as well as software development. Additionally, Ford Model e provides software and connected vehicle technologies on behalf of the enterprise, and manufactures certain EVs, including for Ford Pro. Ford Model e operates in North America, Europe, and China. Ford Model e also includes EV and related sales not considered core to Ford Pro to commercial, government, and rental customers in Europe, China, and Mexico.

FORD PRO SEGMENT

Ford Pro primarily includes the sale of Ford and Lincoln vehicles, service parts, accessories, and services for commercial, government, and rental customers. Included in this segment are sales of all core Ford Pro vehicles, such as Super Duty and the Transit range of vans in North America and Europe and all sales of Ranger in Europe. In the United States and Canada, Ford Pro also includes all vehicle sales to commercial, government, and rental customers. This segment focuses on selling ICE, hybrid, and electric vehicles, and providing digital and physical services to optimize and maintain fleets, including telematics and EV charging solutions. This segment reflects external sales of vehicles produced by Ford Blue and Ford Model e and the costs (including intersegment markup) associated with acquiring vehicles for sale and providing services. Ford Pro operates in North America and Europe.

General

Our vehicle brands are Ford and Lincoln. In 2024, we sold approximately 4,470,000 vehicles at wholesale throughout the world. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("Item 7") for a discussion of our calculation of wholesale unit volumes.

Substantially all of our vehicles, parts, and accessories are sold through distributors and dealers (collectively, "dealerships"), the substantial majority of which are independently owned. At December 31, the approximate number of dealerships worldwide distributing our vehicle brands was as follows:

Brand	2023	2024
Ford	8,639	8,212
Ford-Lincoln (combined)	503	451
Lincoln	385	343
Total	9,527	9,006

We do not depend on any single customer or a few customers to the extent that the loss of such customers would have a material adverse effect on our business.

In addition to the products we sell to our dealerships for retail sale, we also sell vehicles to our dealerships for sale to fleet customers, including commercial fleet customers, daily rental car companies, and governments. We also sell parts and accessories, primarily to our dealerships (which, in turn, sell these products to retail customers) and to authorized parts distributors (which, in turn, primarily sell these products to retailers). We also offer extended service contracts.

The worldwide automotive industry is affected significantly by general economic and political conditions over which we have little control. Vehicles are durable goods, and consumers and businesses have latitude in determining whether and when to replace an existing vehicle. The decision whether to purchase a vehicle may be affected significantly by slowing economic growth, geopolitical events, and other factors (including the cost of purchasing and operating cars, trucks, and utility vehicles, the availability and cost of financing, cost of fuel, and electric vehicle charging availability and cost). As a result, the number of cars, trucks, and utility vehicles sold may vary substantially from year to year. Further, the automotive industry is a highly competitive business that has a wide and growing variety of product and service offerings from a growing number of manufacturers.

Our wholesale unit volumes vary with the level of total industry demand and our share of that industry demand. Our wholesale unit volumes also are influenced by the level of dealer inventory, and our ability to maintain sufficient production levels to support desired dealer inventory in the event of supplier disruptions or other types of disruptions affecting our production. Our share is influenced by how our products are perceived by customers in comparison to those offered by other manufacturers based on many factors, including price, quality, styling, reliability, safety, fuel efficiency, functionality, sustainability, and reputation. Our share also is affected by the timing and frequency of new model introductions. Our ability to satisfy changing consumer and business preferences with respect to type or size of vehicle, as well as design and performance characteristics and the services our vehicles offer, affects our sales and earnings significantly.

As with other manufacturers, the profitability of our business is affected by many factors, including:

- Wholesale unit volumes
- Margin of profit on each vehicle sold - which, in turn, is affected by many factors, such as:
  ◦ Market factors - volume and mix of vehicles and options sold, and net pricing (reflecting, among other factors, incentive programs)
  ◦ Costs of components and raw materials necessary for production of vehicles
  ◦ Costs for customer warranty claims and additional service actions
  ◦ Costs for safety, emissions, and fuel economy technology and equipment
- A high proportion of relatively fixed structural costs, so that small changes in wholesale unit volumes can significantly affect overall profitability

Although supply disruptions have resulted in a higher level of new vehicle prices, our industry has historically had a very competitive pricing environment, driven in part by excess capacity. For the past several decades, manufacturers typically have offered price discounts and other marketing incentives to provide value for customers and maintain market share and production levels, and we saw some of these actions resume as industry production and inventories improved in recent quarters. The decline in value of foreign currencies can also contribute significantly to competitive pressures in many of our markets.

Competitive Position. The worldwide automotive industry consists of many producers, with no single dominant producer. Certain manufacturers, however, account for the major percentage of total sales within particular countries, especially their countries of origin.

Seasonality. We manage our vehicle production schedule based on a number of factors, including retail sales (i.e., units sold by our dealerships to their customers at retail) and dealer stock levels (i.e., the number of units held in inventory by our dealerships for sale to their customers). Historically, we have experienced some seasonal fluctuation in the business, with production in many markets tending to be higher in the first half of the year to meet demand in the spring and summer (typically the strongest sales months of the year); however, that may not be the case in a particular year depending on the circumstances, e.g., if we have a higher number of vehicle launches (particularly for our higher volume vehicles) in the first half of the year, we would expect production in the second half of the year to be higher.

Raw Materials. We purchase a wide variety of raw materials from numerous suppliers around the world for use in the production of, and development of technologies in, our vehicles. These materials include base metals (e.g., steel and aluminum), precious metals (e.g., palladium), energy (e.g., natural gas), and plastics/resins (e.g., polypropylene). As we transition to a greater mix of electric vehicles, we expect to increase our reliance on lithium, cobalt, and nickel, among other materials, for batteries. We expect to have adequate supplies or sources of availability of raw materials necessary to meet our needs; however, there always are risks and uncertainties with respect to the supply of raw materials that could impact availability in sufficient quantities and at cost effective prices to meet our needs. See "Item 1A. Risk Factors" for a discussion of the risks associated with a shortage of components or raw materials, supplier disruptions, and inflationary pressures, the "Key Trends and Economic Factors Affecting Ford and the Automotive Industry" section of Item 7 for a discussion of commodity and energy price changes, and "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" ("Item 7A") for a discussion of commodity price risks.

Intellectual Property. We own or hold licenses to use numerous patents, trade secrets, copyrights, and trademarks on a global basis. We expect to continue building this portfolio as we actively pursue innovation in every part of our business. We also own numerous trademarks and service marks that contribute to the identity and recognition of our Company and its products and services globally. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property agreement.

Warranty Coverage, Field Service Actions, and Customer Satisfaction Actions. We provide warranties on vehicles we sell. Warranties are offered for specific periods of time and/or mileage and vary depending upon the type of product and the geographic location of its sale. Pursuant to these warranties, we will repair, replace, or adjust parts on a vehicle that are defective in factory-supplied materials or workmanship during the specified warranty period. In addition to the costs associated with this warranty coverage provided on our vehicles, we also incur costs as a result of field service actions (i.e., safety recalls, emission recalls, and other product campaigns) and for customer satisfaction actions. Software updates are increasingly a component of vehicle service and may be performed during warranty coverage repairs, through field service actions, or through over-the-air updates.

For additional information regarding warranty and related costs, see "Critical Accounting Estimates" in Item 7 and Note 24 of the Notes to the Financial Statements.

Wholesales

Wholesales consist primarily of vehicles sold to dealerships. For the majority of such sales, we recognize revenue when we ship the vehicles to our dealerships from our manufacturing facilities. See Item 7 for additional discussion of revenue recognition practices. Wholesales in certain key markets during the past three years were as follows:

| | Wholesales (a) | | |
| | (in thousands of units) | | |
	2022	**2023**	**2024**
United States	2,012	2,097	2,200
China (b)	495	467	442
Canada	258	260	269
United Kingdom	263	243	242
Germany	182	162	155
Türkiye	85	124	114
Italy	107	122	109
Australia (c)	71	89	104
France	90	104	78
Other Markets	668	745	757
Total Company	4,231	4,413	4,470

(a) Wholesale unit volumes include sales of medium and heavy trucks. Wholesale unit volumes also include all Ford and Lincoln badged units (whether produced by Ford or by an unconsolidated affiliate) that are sold to dealerships or others, units manufactured by Ford that are sold to other manufacturers, units distributed by Ford for other manufacturers, local brand units produced by our unconsolidated Chinese joint venture Jiangling Motors Corporation, Ltd. ("JMC") that are sold to dealerships or others, and Ford badged vehicles produced in Taiwan by Lio Ho Group. Vehicles sold to daily rental car companies that are subject to a guaranteed repurchase option (i.e., rental repurchase), as well as other sales of finished vehicles for which the recognition of revenue is deferred (e.g., consignments), also are included in wholesale unit volumes. Revenue from certain vehicles in wholesale unit volumes (specifically, Ford badged vehicles produced and distributed by our unconsolidated affiliates, as well as JMC brand vehicles) are not included in our revenue.
(b) China includes Taiwan.
(c) Not previously presented.

Sales, Industry Volume, and Market Share

Sales, industry volume, and market share in certain key markets during the past three years were as follows:

	Sales (a) (in millions of units)			Industry Volume (b) (in millions of units)			Market Share (c) (as a percentage)		
	2022	2023	2024	2022	2023	2024	2022	2023	2024
United States	1.9	2.0	2.1	14.2	16.1	16.4	13.1 %	12.4 %	12.6 %
China (d)	0.5	0.5	0.4	23.9	25.1	27.1	2.1	1.8	1.6
Canada	0.2	0.2	0.3	1.6	1.8	1.9	15.2	13.7	14.7
United Kingdom	0.2	0.2	0.2	1.9	2.3	2.4	12.1	10.8	9.6
Germany	0.2	0.2	0.2	3.0	3.2	3.2	5.7	5.1	5.0
Türkiye	0.1	0.1	0.1	0.8	1.3	1.3	10.5	8.9	8.8
Italy	0.1	0.1	0.1	1.5	1.8	1.8	6.4	6.1	5.8
Australia (e)	0.1	0.1	0.1	1.1	1.2	1.2	6.2	7.2	8.2
France	0.1	0.1	0.1	2.0	2.3	2.2	3.9	3.9	3.5

_____
(a) Represents primarily sales by dealers, sales to the government, and leases to Ford management, and is based, in part, on estimated vehicle registrations; includes medium and heavy trucks.
(b) Industry volume is an internal estimate based on publicly available data collected from various government, private, and public sources around the globe; includes medium and heavy trucks.
(c) Market share represents reported retail sales of our brands as a percent of total industry volume in the relevant market or region.
(d) China includes Taiwan; China market share includes Ford brand and JMC brand vehicles produced and sold by our unconsolidated affiliates.
(e) Not previously presented.

U.S. Sales by Type

The following table shows U.S. sales volume and U.S. wholesales (consisting primarily of vehicles sold to dealerships) segregated by electric, hybrid, and internal combustion vehicles. U.S. sales volume represents primarily sales by dealers, sales to the government, and leases to Ford management, and is based, in part, on estimated vehicle registrations and includes medium and heavy trucks.

	U.S. Sales		U.S. Wholesales	
	2023	2024	2023	2024
Electric Vehicles	72,608	97,865	99,928	68,990
Hybrid Vehicles	133,743	187,426	146,249	215,735
Internal Combustion Vehicles	1,789,561	1,793,541	1,850,448	1,914,862
Total Vehicles	1,995,912	2,078,832	2,096,625	2,199,587

FORD NEXT SEGMENT

In 2024, the Ford Next segment primarily included expenses and investments for emerging business initiatives aimed at creating value for Ford in vehicle-adjacent market segments. As of January 1, 2025, Ford Next is no longer a reportable segment, and those expenses and investments are now reflected in either the reportable segments that benefit from those expenses and investments or Corporate Other.

FORD CREDIT SEGMENT

The Ford Credit segment is comprised of the Ford Credit business on a consolidated basis, which is primarily vehicle-related financing and leasing activities.

Ford Credit offers a wide variety of automotive financing products to and through automotive dealers throughout the world. The predominant share of Ford Credit's business consists of financing our vehicles and supporting our dealers. Ford Credit earns its revenue primarily from payments made under retail installment sale and finance lease (retail financing) and operating lease contracts that it originates and purchases; interest rate supplements and other support payments from us and our affiliates; and payments made under dealer financing programs.

As a result of these financing activities, Ford Credit has a large portfolio of finance receivables and operating leases which it classifies into two portfolios —"consumer" and "non-consumer." Finance receivables and operating leases in the consumer portfolio include products offered to individuals and businesses that finance the acquisition of our vehicles from dealers for personal and commercial use. Retail financing includes retail installment sale contracts for new and used vehicles and finance leases (comprised of sales-type and direct financing leases) for new vehicles to retail and commercial customers, including leasing companies, government entities, daily rental companies, and fleet customers. Finance receivables in the non-consumer portfolio include products offered to automotive dealers. Ford Credit makes wholesale loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, as well as loans to dealers to finance working capital and improvements to dealership facilities, finance the purchase of dealership real estate, and finance other dealer vehicle programs. Ford Credit also purchases receivables generated by us and our affiliates, primarily related to the sale of parts and accessories to dealers and certain used vehicles from daily rental fleet companies. Ford Credit also provides financing to us for vehicles that we lease to our employees.

The majority of Ford Credit's business is in the United States and Canada. Outside of the United States, Europe is Ford Credit's largest operation. Ford Credit's European operations are managed primarily through its United Kingdom-based subsidiary, FCE Bank plc ("FCE"), and its Germany-based subsidiary, Ford Bank GmbH ("Ford Bank"). Within Europe, Ford Credit's largest markets are the United Kingdom and Germany.

See Item 7 and Notes 10 and 12 of the Notes to the Financial Statements for a detailed discussion of Ford Credit's receivables, credit losses, allowance for credit losses, loss-to-receivables ratios, funding sources, and funding strategies. See Item 7A for a discussion of how Ford Credit manages its financial market risks.

We routinely sponsor special retail financing and lease incentives to dealers' customers who choose to finance or lease our vehicles from Ford Credit. In order to compensate Ford Credit for the lower interest or lease payments offered to the retail customer, we pay the discounted value of the incentive directly to Ford Credit when it originates the retail finance or lease contract with the dealer's customer. These programs increase Ford Credit's financing volume and share. See Note 2 of the Notes to the Financial Statements for information about our accounting for these programs.

We have a Third Amended and Restated Relationship Agreement with Ford Credit, pursuant to which, if Ford Credit's financial statement leverage for a calendar quarter were to be higher than 12.5:1 (as reported in its most recent periodic report), Ford Credit could require us to make or cause to be made a capital contribution to it in an amount sufficient to have caused such financial statement leverage to have been 12.5:1. No capital contributions have been made pursuant to this agreement. In a separate agreement with FCE, Ford Credit has agreed to maintain FCE's net worth in excess of $500 million. No payments have been made pursuant to that agreement.

Ford Credit files periodic reports with the SEC that contain additional information regarding Ford Credit. The reports are available through Ford Credit's website located at www.ford.com/finance/investor-center and can also be found on the SEC's website located at www.sec.gov.

The foregoing information regarding Ford Credit's website and its content is for convenience only and not deemed to be incorporated by reference into this Report nor filed with the SEC.

CORPORATE OTHER

Corporate Other primarily includes corporate governance expenses, past service pension and other postretirement employee benefits ("OPEB") income and expense, interest income (excluding Ford Credit interest income and interest earned on our extended service contract portfolio) and gains and losses from our cash, cash equivalents, and marketable securities (excluding gains and losses on investments in equity securities), and foreign exchange derivatives gains and losses associated with intercompany lending. Corporate governance expenses are primarily administrative, delivering benefit on behalf of the global enterprise, that are not allocated to operating segments. These include expenses related to setting and directing global policy, providing oversight and stewardship, and promoting the Company's interests. Corporate Other assets include: cash, cash equivalents and marketable securities, tax related assets, defined benefit pension plan net assets, and other assets managed centrally.

INTEREST ON DEBT

Interest on Debt consists of interest expense on Company debt excluding Ford Credit.

GOVERNMENTAL STANDARDS

Many governmental standards and regulations relating to safety, fuel economy, air pollution emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment. In addition, manufacturing and other automotive assembly facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

U.S. Vehicle Emissions Standards and Fuel Economy

Federal and California Emissions Standards. Both the U.S. Environmental Protection Agency ("EPA") and the California Air Resources Board ("CARB") have motor vehicle tailpipe and evaporative emissions standards that become increasingly stringent over time. In addition to regulating emissions of certain pollutants—known as "criteria pollutants"—for which EPA has adopted ambient health-based standards (e.g., oxides of nitrogen), EPA and CARB also regulate greenhouse gases ("GHGs") from vehicles (e.g., carbon dioxide). EPA and CARB also require: that vehicles and engines are durable enough to meet emissions standards for prescribed amounts of time; that vehicles and engines be equipped with on-board diagnostic ("OBD") systems that monitor emissions-related systems and components; and that manufacturers offer and honor warranties on certain emissions-related components. Vehicles and engines must be certified by EPA prior to sale in the United States and by CARB prior to sale in California and those states that have adopted California's standards.

Manufacturers generally demonstrate compliance with emissions standards on a fleet-wide, production-volume-weighted basis, and over time through a system based on credits. Manufacturers may generate credits insofar as their products emit less than the emissions standards, and may incur and carry credit deficits for a limited amount of time insofar as their products emit more than the emissions standards. Under certain circumstances, manufacturers may sell credits to other manufacturers, who may then use the purchased credits to cure a deficit. If a manufacturer fails to comply with applicable emissions standards, even after considering its ability to carry deficits and use credits, then EPA and CARB may take various actions, including withholding approvals to sell new vehicles and engines and/or enforcement actions for civil penalties and injunctive relief.

For light-duty cars and trucks, EPA and CARB each maintain emissions standards for both criteria pollutants and GHGs. In 2021, EPA promulgated emissions standards for GHGs for the 2023 through 2026 model years, and then in 2024 promulgated emission standards for criteria pollutants and GHGs for the 2027 through 2032 model years. Both sets of standards are subject to pending legal challenges. CARB also has emissions standards for criteria pollutants and GHGs in place through the 2025 model year. In 2022, CARB promulgated emissions standards for criteria pollutants for the 2026 through 2035 model years. Currently, CARB is considering adopting emissions standards for GHGs for future model years. These EPA and CARB standards also include updates to durability, warranty, and OBD requirements.

For heavy-duty vehicles and engines, EPA maintains emissions standards for criteria emissions and GHGs. In 2022, EPA promulgated emissions standards for criteria emissions for 2027 and beyond. In 2024, EPA promulgated emissions standards for GHGs for the 2027 through 2032 model years, and these GHG standards are subject to pending legal challenges. CARB also has emissions standards for criteria pollutants and GHGs. CARB has adopted emissions standards for criteria pollutants for 2024 and later model years. CARB has also adopted emissions standards for GHGs for 2027 and beyond. These EPA and CARB standards also include updates to durability, warranty, and OBD requirements.

Seventeen states (referenced as "opt-in" states) have adopted CARB's light-duty emissions standards, and nine opt-in states have adopted California's heavy-duty emissions standards. The list of opt-in states changes over time, based on the legislative, executive, and regulatory actions by each individual state.

California ZEV Requirements. California requires manufacturers to produce and deliver for sale zero-emission vehicles ("ZEVs"), which include electric vehicles. This is in addition to the emissions standards outlined above. California's regulations, which use a system based on credits (whether generated by us or purchased from another manufacturer) that can be banked and carried forward, require annual percentage increases in the production and sale of ZEVs. For light-duty vehicles, in the 2025 model year, CARB regulations require that approximately 22% of a manufacturer's California light-duty vehicle sales volume be ZEVs. In the 2026 model year, this grows to 35%, and the requirements continue to grow each year, rising to 100% by the 2035 model year. For heavy-duty vehicles, CARB regulations likewise require year-over-year increases in the percentage of a manufacturer's California sales volume that must be ZEVs, with current percentages in the single digits growing to well over 50% by 2035.

Sixteen opt-in states have adopted California's ZEV requirements for light-duty vehicles, and 10 opt-in states have adopted California's ZEV requirements for heavy-duty vehicles. The list of opt-in states changes over time, based on the legislative, executive, and regulatory actions by each individual state.

California Waivers of Clean Air Act Preemption. The federal Clean Air Act preempts states from establishing their own standards, except the Act provides that the EPA shall waive that preemption and thereby allow California to establish its own standards if, among other requirements, those standards will be at least as protective of public health and welfare as federal standards.

For decades, California has requested, and EPA has granted, waivers to allow California to implement emissions standards (and, likewise, allow opt-in states to implement those same standards within their borders). In some cases, EPA withheld approval of waivers. In 2019, during the first Trump administration, in an unprecedented move, the EPA rescinded a previously granted waiver (for California's emissions standards for GHGs through the 2025 model year). Then, in 2022, during the Biden administration, the EPA reinstated that waiver, allowing California to enforce the relevant standards as though the waiver was never rescinded. These actions reflect policy differences between subsequent presidential administrations and remain the subject of ongoing legal challenges. Such rescissions and reinstatements, and pending and future legal challenges concerning California's authority, create significant uncertainty for regulated manufacturers about the need to comply with California and opt-in state requirements.

To manage the uncertainty from the 2019 waiver rescission, pending legal challenges, and other considerations, Ford reached an agreement with California and opt-in states on a set of terms for an alternative framework in which Ford committed to meet a designated set of GHG standards on a national basis for the 2021 through 2026 model years that were more stringent than the then-rolled back federal standards in lieu of the California regulatory program. This framework enabled Ford to continue its product planning on a nationwide basis. EPA's emissions standards for GHGs, as finalized in 2021 and currently in place through the 2026 model year, get stricter over time and become more stringent than this California framework agreement. Such framework agreements are a possibility for manufacturers to manage similar uncertainty in the future.

EPA has issued waivers for the emissions standards and ZEV requirements outlined above. The incoming administration has stated an intent to rescind one or more of these waivers.

Federal Fuel Economy Requirements. The National Highway Traffic Safety Administration ("NHTSA") requires that light-duty vehicles meet minimum corporate average fuel economy ("CAFE") standards, and that certain heavy-duty vehicles meet fuel efficiency standards. For CAFE standards, NHTSA establishes separate standards applicable to three subsets of manufacturers' products: domestic passenger cars, imported passenger cars, and light-duty trucks. In 2022, NHTSA promulgated fuel economy standards for the 2024 through 2026 model years. In 2024, NHTSA promulgated fuel economy standards for light-duty vehicles for the 2027 through 2031 model years, as well as standards for heavy-duty pickup trucks and vans for the 2030 through 2035 model years. These recently finalized standards are the subject of ongoing legal challenges. Manufacturers are subject to pre-determined civil penalties if they fail to meet fuel economy standards in any model year, after taking into account all available credits for the preceding five model years and expected credits for the three succeeding model years.

Alignment and Misalignment of Standards. Because the vast majority of GHGs emitted by a vehicle are the result of fuel combustion, GHG emissions correspond closely with fuel economy. Before approximately the 2020 model year, NHTSA and EPA aligned their standards, and California agreed that compliance with the federal program would satisfy compliance with its own GHG requirements, thereby avoiding a patchwork of federal and state standards. Since approximately the 2021 model year, EPA and NHTSA have independently promulgated GHG and fuel economy standards, and while they generally avoided material inconsistencies between the standards, they nonetheless created complexity and redundancy for manufacturers that must meet both sets of standards. Also since approximately the 2021 model year, California and opt-in states have maintained emissions standards and ZEV requirements, outlined above, which are not aligned with and are generally more stringent than the federal requirements and are outside the scope of the existing framework agreement with California described above.

Implications for Ford. The requirements for light-duty vehicles outlined above apply to most cars, sport utility vehicles, and light-duty pickup trucks that Ford sells in the United States. The requirements for heavy-duty vehicles and engines outlined above apply to most heavy-duty pickup trucks, vans, cab-chassis products, and vocational vehicles that Ford sells in the United States. Ford is subject to each separate regulatory regime, and in general, this means separate compliance measures for each regulator and for each regulated pollutant and performance standard. EPA, NHTSA, and CARB have requirements that govern the same aspects of the same products at the same time, as outlined above. Different standards pose additional compliance burdens, including complexity and costs, and these burdens are heightened when these various requirements are misaligned or change, e.g., when there is a change in administration or as a result of a legal challenge.

Compliance with emissions standards, ZEV requirements, fuel economy standards, OBD requirements, emissions warranty requirements, and related regulations can be challenging and can drive increased product development costs, production costs, higher retail prices, warranty costs, and vehicle recalls. Compliance depends in part on the widespread availability of high-quality and consistent automotive fuels that internal combustion vehicles are designed to use. Insofar as regulatory requirements get increasingly stringent, manufacturers must comply by increasing their sales of electric vehicles and other ZEVs, as a portion of overall sales. This is directly required by California's ZEV requirements, but is also required to comply with the emissions and fuel economy standards described above, which are not achievable solely through sales of internal combustion engines with today's technology. Sales of electric vehicles continue to grow, however there are factors limiting faster and future growth including: supportive public policy; consumer acceptance and understanding of electric vehicles; upfront costs; technology cost and readiness; battery raw material availability and cost; and the availability of adequate infrastructure to support vehicle charging.

Stringent requirements that are misaligned with market conditions could force Ford to take various product-led actions that could have substantial adverse effects on its sales volumes and operations. Such actions could include: restricting offerings of certain products and popular options; taking actions to increase sales of Ford's lowest-emitting and most fuel-efficient vehicles; and curtailing the production and sale of certain internal combustion vehicles. For example, in those opt-in states that have adopted California's ZEV requirements for light-duty vehicles, industrywide sales of ZEVs are growing but generally are not on track to meet the ZEV requirements as early as the 2026 model year, and product-led actions may be necessary to ensure compliance.

To some extent, Ford can manage and is managing these risks in the United States and elsewhere by purchasing emissions credits from other vehicle manufacturers when the cost of those credits is less than the financial impact of the product-led actions listed above. Such credits are available only from other manufacturers and only to the extent those manufacturers exceed compliance requirements. Credits will have limited availability and may not be adequate to completely eliminate the need for product-led actions. Accordingly, we have made a strategic decision to enter into agreements to purchase regulatory compliance credits for current and future model years in various regions. Our obligations under these agreements are dependent on the continued existence of an underlying regulatory compliance requirement in the applicable jurisdiction. Further, the number of credits we may ultimately purchase is dependent on the sellers' delivery of the credits. In the fourth quarter of 2024, we entered into agreements for the purchase of about $500 million of regulatory compliance credits, and for full year 2024, we entered into agreements for the purchase of about $4.3 billion of such credits. As of December 31, 2024, our outstanding purchase obligations under our compliance credit purchase agreements totaled about $4.2 billion. During 2024, we recorded about $200 million of expense for our estimated utilization of regulatory compliance credits related to current compliance period volumes (e.g., model year, calendar year), which was allocated to Ford Blue and Ford Pro results.

Ford's ability to optimize investments and planning for compliance is hampered by sudden or frequent changes in applicable emissions and fuel economy standards and ZEV requirements. Such changes can include rescissions and reinstatements of Clean Air Act waivers for California, court decisions that change applicable regulatory requirements, and significant changes to the stringency of federal requirements with each subsequent administration.

Global Vehicle Emissions Standards and Fuel Economy

European Emissions Standards. EU and U.K. regulations, directives, and related legislation limit the amount of regulated pollutants that may be emitted by new motor vehicles and engines sold in the European Union and the United Kingdom. Regulatory stringency has increased significantly with the application of Stage VI emission standards (first introduced in 2014) and the implementation of a laboratory test cycle for CO_2 and emissions and the introduction of on-road emission testing using portable emission analyzers (Real Driving Emission or "RDE"). These on-road emission tests are in addition to the laboratory-based tests (first introduced in 2017). The divergence between the regulatory limit that is tested in laboratory conditions and the allowed values measured in RDE tests will ultimately be reduced to zero as the regulatory demands increase. In addition, new requirements for tailpipe and non-tailpipe emissions will be included in the upcoming Euro 7 regulation and will be phased in beginning in November 2026 for new vehicle types and for all vehicles in November 2027. The costs associated with complying with all of these requirements are significant, and following the EU Commission's indication of its intent to accelerate emissions rules in its road map publication "EU Green Deal" as well as the EU sustainable mobility action plan, these challenges will continue in European markets, including the United Kingdom. In addition, the Whole Vehicle Type Approval ("WVTA") regulation has been updated to increase the stringency of in-market surveillance. Moreover, following the U.K.'s withdrawal from the European Union, we may be subject to diverging requirements in our European markets, which could increase vehicle complexity and duties.

There continues to be an increasing trend of city access restrictions for internal combustion engine powered vehicles. These access rules are developed by individual cities based on their specific concerns, resulting in rapid deployment of access rules that differ greatly among cities. The speed of implementation of access rules may directly influence customer vehicle residual values and choice of next purchase. In an effort to support the Paris Accord, some countries are adopting yearly increases in CO_2 taxes, where such a system is in place, and publishing dates by when internal combustion powered vehicles may no longer be registered, e.g., Norway in 2025 and the Netherlands in 2030.

Other National Emissions Control Requirements. Many countries, in an effort to address air quality and climate change concerns, have adopted previous versions of European or United Nations Economic Commission for Europe ("UN-ECE") mobile source emission regulations. Some countries have adopted more advanced regulations based on the most recent version of European or U.S. regulations. For example, the China Stage VI light-duty vehicle emission standards, based on European Stage VI emission standards for light-duty vehicles, U.S. evaporative and refueling emissions standards, and CARB OBD II requirements, incorporate two levels of stringency for tailpipe emissions. Under the level one (VI(a)) standard, the emissions limits are comparable to the EU Stage VI limits, except for carbon monoxide, which is 30% lower than the EU Stage VI limit. The more stringent level two (VI(b)) standard's emissions limits, which are currently in place nationwide in China, are approximately 30-50% lower than the EU Stage VI limits, depending on the pollutants. China's Ministry of Ecology and Environment is currently drafting the China Stage VII emission standards, which are expected to impose significantly lower allowable emission levels for pollutants as compared to the Stage VI limits and be expanded to add GHGs. Detailed proposals for these new standards are expected by the end of 2025. Mexico and most countries in Central America, the Caribbean, and South America continue to evolve and implement more stringent requirements accepting Europe and U.S. regulations, except Brazil, which has a unique local process called PROCONVE based on U.S. regulations for light-duty vehicles and European regulations for heavy-duty vehicles. Other countries across Southeast Asia, the Middle East, and Australasia expect to introduce regulations based on EU Stage VI standards in the near term. Canadian criteria emissions regulations are largely aligned with U.S. requirements, and Canada accepts U.S. EPA certifications of vehicles and engines prior to their sale in Canada.

Elsewhere, there is a mix of regulations and processes based on U.S. and EU standards. Not all countries have adopted appropriate fuel quality standards to accompany the stringent emission standards adopted. This could lead to compliance problems, particularly if OBD or in-use surveillance requirements are implemented.

Global Developments. Vehicle emissions regulators continue to focus on the use of "defeat devices." Defeat devices are elements of design (typically embedded in software) that improperly cause the emission control system to function less effectively during normal on-road driving than during an official laboratory emissions test, without justification. They are prohibited by law in many jurisdictions, and we do not use defeat devices in our vehicles.

Regulators around the world continue to scrutinize automakers' emission testing, which has led to a number of defeat device settlements by various manufacturers. EPA is carrying out additional non-standard tests as part of its vehicle certification program. CARB has also been conducting extensive non-standard emission tests, which in some cases have resulted in certification delays for diesel vehicles. In the past, several European countries have conducted non-standard emission tests and published the results, and, in some cases, this supplemental testing has triggered investigations of manufacturers for possible defeat devices. Testing is expected to continue on an ongoing basis, with new testing methods continually under development. In addition, plaintiffs' attorneys are pursuing consumer class action lawsuits based on alleged excessive emissions from cars and trucks, which could, in turn, prompt further investigations by regulators.

European GHG Requirements. The European Union regulates passenger car and light commercial vehicle CO_2 emissions using sliding scales with different CO_2 targets for each manufacturer based on the respective average vehicle weight for its fleet of vehicles first registered in a calendar year, with separate targets for passenger cars and light commercial vehicles. A penalty system applies to manufacturers failing to meet the individual CO_2 targets. Pooling agreements between manufacturers to utilize credits are possible under certain conditions, and Ford has entered into such pooling agreements in order to comply with fuel economy regulations without paying a penalty and to enable other manufacturers to benefit from our positive CO_2 performance. For "multi-stage vehicles" (e.g., Ford's Transit chassis cabs), the base manufacturer (e.g., Ford) is fully responsible for the CO_2 performance of the final up-fitted vehicles. The initial target levels get significantly more stringent every five years (2025, 2030, and 2035), after which all new passenger cars and light commercial vehicles must be zero emission, requiring significant investments in alternative propulsion technologies and extensive fleet management to enable low CO_2 emissions for our fleet. EU heavy-duty CO_2 regulations are being finalized and will also limit CO_2 fleet performance, with slightly different requirements. The United Kingdom and Switzerland have introduced similar rules for light-duty vehicles, and the United Kingdom has adopted a ZEV mandate as well as CO_2 fleet limits for non-ZEV vehicles starting in 2024.

The EU Commission has introduced mandatory requirements for national authorities to conduct in-service verification testing on vehicles to measure their actual CO_2 emissions in the field. It is also investigating the introduction of Real Driving CO_2 and Life Cycle Assessment elements, and heavy-duty vehicles are addressed in separate regulations with analogous requirements and challenges. As discussed above, the EU Commission has announced a "Green Deal" with more stringent requirements for CO_2 emissions (including stricter CO_2 fleet regulations) and other regulated emissions and include recycling and substance restrictions. While the EU Commission targets net climate neutrality by 2050 and an ambitious 2030 interim target (a 55% CO_2 reduction across all industries compared to 1990), several countries, such as Germany, have adopted stricter interim targets and earlier net climate neutrality targets.

Ford also faces the risk of advance premium payments for both passenger cars and light commercial vehicles in all European markets due to, for example, unexpected market fluctuations and shorter lead times impacting average fleet performance.

The United Nations developed a technical regulation for passenger car emissions and CO_2. This world light-duty test procedure ("WLTP") is focused primarily on better aligning laboratory CO_2 and fuel consumption figures with customer-reported figures. The introduction of WLTP in Europe started in September 2017 and requires updates to CO_2 labeling, thereby impacting taxes in countries with a CO_2 tax scheme as well as CO_2 fleet regulations for passenger cars and light commercial vehicles. Costs associated with new or incremental testing for WLTP are significant.

Some European countries have implemented or are considering other initiatives for reducing CO_2 vehicle emissions, including fiscal measures and CO_2 labeling to address country specific targets associated with the Paris Accord. For example, the United Kingdom, France, Germany, Spain, Portugal, and the Netherlands, among others, have introduced taxation based on CO_2 emissions. The EU CO_2 requirements are likely to trigger further measures. In addition, delayed vehicle launches and supply shortages, as well as an insufficient charging infrastructure and lower demand for ZEV and low CO_2 emission vehicles as certain electric vehicle incentives are reduced or eliminated or for other reasons, can trigger compliance risks in all European markets.

European regulators are also starting to look beyond tailpipe CO_2 emissions with new requirements for battery electric vehicles and life cycle assessments. For example, the EU Battery Regulation, which came into effect in August 2024, introduces a range of new requirements, including that manufacturers calculate and declare the carbon footprint of their EV batteries and track their environmental performance throughout their life cycles. Maximum carbon footprint thresholds are expected to be set in 2028. Compliance with regulations like these will require manufacturers to navigate complex data collection, calculation, and reporting processes.

In addition to imposing strict emissions requirements, European regulations are increasingly including other sustainability requirements, such as reporting obligations and supply chain due diligence. While these regulations are applicable in European jurisdictions, they often apply to global corporations across jurisdictions and require adjustments in corporate processes, policies, and strategies, which may be costly. For example, the Corporate Sustainability Reporting Directive requires companies to disclose the compatibility of their business model and strategy with limiting global warming to 1.5°C in line with the Paris Agreement. Companies that fail to comply with these requirements could face significant monetary penalties and suffer reputational harm.

In 2023, the EU adopted the Carbon Border Adjustment Mechanism ("CBAM"), which will subject certain imported materials (such as iron, steel, and aluminum) to a carbon levy linked to the carbon price payable on domestic goods under the European Trading Scheme. The EU CBAM could increase our costs of importing such materials from 2026 onwards and/or limit our ability to import lower cost materials from non-EU countries. A similar CBAM is expected to be introduced in the United Kingdom in 2027.

Other National GHG and Fuel Economy Requirements. The Canadian federal government regulates vehicle GHG emissions under the Canadian Environmental Protection Act. A majority of the U.S. EPA light-duty vehicle standards are automatically adopted in Canada by reference to the United States Code of Federal Regulations, with a few standalone administrative elements. Similarly, heavy-duty vehicle and engine GHG emissions regulations in Canada also incorporate U.S. EPA rules by reference; however, while currently aligned, model year emission targets are standalone in Canada's heavy-duty vehicle and engine regulations and, therefore, are not automatically updated with any updates to U.S. law. Ford expects that the federal government in Canada will continue to align its standards with the new EPA standards for the 2027 model year and beyond. In 2023, the Canadian federal government also published light-duty ZEV sales requirements through amendments to the Passenger Automobile and Light Truck Greenhouse Gas Emission Regulations. The amendments require annual sales percentages starting with 20% for the 2026 model year to 100% by the 2035 model year. The provinces of Quebec and British Columbia have regulations requiring that 100% of new vehicle sales be ZEVs by 2035. Both provinces have also started developing heavy-duty ZEV mandates based on CARB's standards. Compliance with ZEV and emissions requirements depends heavily on market conditions that promote consumer preference for EVs, such as technology readiness, purchase incentives, and affordability, as well as the availability and reliability of adequate infrastructure to support vehicle charging. In addition to the ZEV mandate, Quebec is also developing a regulation to ban the sale of light-duty internal combustion engine vehicles as of 2035.

Regional governments across the globe have adopted or are considering implementing, and in some cases introducing, emissions regulations that align with CAFE standards. For example, China's Corporate Average Fuel Consumption and New Energy Vehicle ("NEV") Credits Administrative Rules contain fuel consumption requirements as well as credit mandates for NEV passenger vehicles, i.e., plug-in hybrids, electric vehicles, or fuel cell vehicles. The fuel consumption requirement, which is based on the WLTP, uses a weight-based approach to establish targets, with year-over-year target reductions. The credit mandates require OEMs to generate a specific amount of NEV credits each year based on a percentage of the OEM's annual ICE vehicle production or import volume, with the percentage increasing year over year. China also imposes a national standard governing fuel consumption limits for passenger vehicles that are produced and to be sold domestically in China. An updated version of this national standard, which will impose more stringent fuel consumption limits, will be implemented in January 2026. China is also drafting mandatory national standards for limits on electrical energy consumption of battery electric vehicles, which are expected to be implemented in early 2026. It is also expected that later in 2025, China will start drafting a new national standard imposing electrical energy consumption limits on PHEVs as well.

South American countries are implementing stricter standards for vehicle energy efficiency and sustainability as well. For example, in 2024, Brazil introduced its MOVER Program, which aims to significantly reduce carbon emissions from Brazil's automotive fleet through financial incentives for investments in sustainable technologies. In addition to setting stricter fuel economy targets starting in 2027, MOVER mandates new requirements for recyclability and GHG emission reporting.

As discussed above and below in Item 1A. Risk Factors under "*Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations,*" in addition to the rates of EV growth, production disruptions, stop ships, supply chain limitations, lower-than-planned market acceptance of our vehicles, and/or other circumstances may cause us to modify product plans or, in some cases, purchase credits in order to comply with emissions standards, fuel economy standards, or ZEV requirements.

Vehicle Safety

U.S. Requirements. The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly and has continued to evolve as global compliance requirements and public domain (e.g., New Car Assessment Programs ("NCAPs"), Insurance Institute for Highway Safety ("IIHS"), and the China Insurance Auto Safety Index) ratings and assessments continue to evolve, are increasing in demands, and lack harmonization globally. As we expand our business priorities to include autonomous vehicle technologies and broader mobility products and services, our financial exposure has increased. Similarly, federal and state regulatory requirements are growing quickly as lawmakers and regulators adapt to advancements in automation, ranging from driver-assistance technologies such as automatic braking to fully autonomous vehicles. Autonomous vehicle and driver assist technologies continue to be scrutinized by the government, and actual or perceived failures or misuse of these technologies and features have led to government investigations and inquiries, including of Ford, which has responded to information requests from NHTSA and the National Transportation Safety Board about our hands-free highway driving system, BlueCruise. Ford and other OEMs are required to report to NHTSA any crashes that meet NHTSA-defined criteria and occur when certain advanced driver assistance system features are in use. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it or NHTSA determines the vehicles contain a non-compliance or a defect resulting in an unreasonable risk to safety. Should we or NHTSA determine that either a safety defect or noncompliance issue exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

European Requirements. The EU has established vehicle safety standards and regulations and is likely to adopt additional or more stringent requirements in the future, especially in the areas of access to in-vehicle data, artificial intelligence, and autonomous vehicle technologies.

The European General Safety Regulation ("GSR") introduced UN-ECE regulations, which are required for the European Type Approval process. The GSR includes the mandatory introduction of multiple active and passive safety features, including cybersecurity requirements for all registrations, which began in 2024. EU regulators are focusing on active safety features, such as lane departure warning systems, electronic stability control, and automatic brake assist. Electric vehicle safety continues to be an active area of regulation in the EU, with UN-ECE Regulation No. 100 establishing safety requirements for EVs and mandating certain testing of electrical powertrains. Furthermore, mobile network providers in certain EU Member States have begun shutting down their 2G and 3G networks, which form the basis for e-Call system functionality in existing vehicles. The e-Call systems in existing vehicles may need to be updated as these systems are phased out. It is also possible that the EU may mandate Member States to maintain these networks to allow for the continued functionality of existing e-Call systems.

Other National Requirements. Globally, governments generally have been adopting UN-ECE based regulations with minor variations to address local concerns. Any difference between North American and UN-ECE based regulations can add complexity and costs to the development of global platform vehicles, and we continue to support efforts to harmonize regulations to reduce vehicle design complexity while providing a common level of safety performance; we are seeking new opportunities in bilateral negotiations that can potentially contribute to this goal.

Safety and recall requirements in Brazil, China, India, South Korea, and Gulf Cooperation Council ("GCC") countries may add substantial costs and complexity to our global recall practice. Brazil has set mandatory fleet safety targets and penalties are applied if these levels are not maintained, while a tax reduction may be available for over-performance. In Canada, regulatory requirements are mostly aligned with U.S. regulations; however, under the Canadian Motor Vehicle Safety Act, the Minister of Transport has broad powers to order manufacturers to submit a notice of defect or non-compliance when the Minister considers it to be in the interest of safety. In 2021, Canada started preliminary consultations on several new proposed regulations. Final regulations for Administrative Monetary Penalties took effect in 2023. Draft regulations for Analysis of Technical Information for Vehicles and Equipment are expected to be released in 2025 and will likely contain some reporting requirements that are unique to Canada. In China, new standards related to electronic architecture and devices (including e-Call and radio systems) are expected to take effect in 2027 or 2028, and will be more comprehensive than UN-ECE requirements. Additionally, new mandatory national standards for intelligent connected vehicles governing vehicle information security, software updates, and autonomous driving data recording systems are currently under development in China and will take effect in January 2026. Similarly, in the Middle East and Southeast Asia, legislators are focusing on regulating driver assistance and autonomous driving technologies, as well as cyber and data security for connected vehicles. In Malaysia and South Korea, mandatory e-Call requirements are being drafted. E-Call is mandatory in the UAE for new vehicles, and, following an update to its next generation e-Call regulations, will be required in Saudi Arabia beginning with the 2027 model year.

New Car Assessment Programs. Organizations around the world rate and compare motor vehicles in NCAPs to provide consumers and businesses with additional information about the safety of new vehicles. NCAPs use crash tests and other evaluations that are different and often more stringent than what is required by applicable regulations. Vehicle safety is rated using stars, with five stars awarded for the highest safety rating and one for the lowest. Achieving high NCAP ratings, which may vary by country or region, can add complexity and cost to vehicles. Similarly, environmental rating systems exist in various regions, e.g., Green NCAP in Europe. In China, updated NCAP protocols were implemented in 2024, requiring more stringent assessment methods for both passive and active safety technologies and expanding the scope of such assessments to pick-up trucks and commercial vans. In Southeast Asia and Latin America, an updated NCAP test and rating protocol is similarly forecast to be effective beginning in 2026 and is expected to put greater emphasis on assessment of driver assistance technologies. These protocols impose additional requirements relating to testing, evaluation, and mandatory safety features, and compliance with them (or any subsequent updates to them) may be costly.

HUMAN CAPITAL RESOURCES

People Strategy and Governance

We strive to create an employee experience that enables an inclusive environment of excellence, focus, and collaboration among team members, allowing us to deliver short- and long-term business success. Ford maintains an Executive People Forum consisting of the CEO and top leadership team that meets monthly with a specific focus on people and organizational topics that will enable and accelerate delivery of our Ford+ plan. Key topic areas include Compensation & Retention; Organization Design; Talent Planning & Development; and Inclusion and Culture.

Our Board of Directors and Board committees provide important oversight on human capital matters, including items discussed at the Executive People Forum. The Compensation, Talent and Culture Committee maintains responsibility to review, discuss, and set strategic direction for various people-related business strategies, including: compensation and benefit programs, leadership succession planning, inclusive culture, and talent development programs. The Sustainability, Innovation and Policy Committee is responsible for discussing and advising management on maintaining and improving sustainability strategies, the implementation of which creates value consistent with the long-term preservation and enhancement of shareholder value and social wellbeing, including human rights, working conditions, and responsible sourcing. Collective recommendations to the Board and its committees are an important part of how we proactively manage our human capital and create an employee experience that allows employees and our organization to thrive.

Employee Health and Safety

Nothing is more important than the health, safety, and wellbeing of our employees and we consistently strive to achieve world-class levels of safety through the application of sound policies and best practices. We maintain a robust safety culture designed to reduce workplace injuries, supported by effective communication, reporting, and external benchmarking.

We verify compliance with regulatory requirements as well as our internal safety standards. To prevent recurrence of workplace injuries, regular updates are provided to Company management on key safety issues, including safety key performance indicators ("KPI"), significant incidents, and high potential near misses. As a Company, we participate in multi-industry benchmarking groups, within and outside the automotive sector, to share safety best practices and collaborate on common health and safety concerns.

In 2024, there were zero employee fatality incidents globally. Proactive initiatives and leading safety metrics have been implemented as we strive to prevent workplace injuries and reduce risk to our employees and contractors.

Building a Diverse and Inclusive Workplace

At Ford, we are committed to supporting and sustaining a respectful and inclusive workplace for all employees. We believe this empowers every person to do their best work and ultimately achieve the Ford+ plan. We actively recruit and hire the best talent and are proud that our workforce is made up of people with different backgrounds, perspectives, and experiences so we can deliver the best products and services for our customers around the world.

Ford offers 10 global Employee Resource Groups ("ERGs") that represent various dimensions of our employee population, including, race, ethnicity, gender, religion, LGBTQ+, disability, veterans, and generation with chapters throughout the world.   All ERGs are open to all employees and are instrumental in providing a voice to our global workforce, while also providing valuable insights into the employee experience and product and service development.

We work to strengthen collaboration across the organization by embedding inclusion in the leadership behaviors that support the Ford operating system. We also leverage the benefit of diversity by listening to the voices of our employees and stakeholders, which strengthen our workplace, systems, and offerings and ultimately drive value for the business.

Our workforce statistics include the following as of December 31, 2024: 28.0% of our salaried employees worldwide are women; 25.7% of our total salaried and hourly employees in the United States are women; and 36.5% of our total salaried and hourly employees in the United States are underrepresented racial and ethnic groups.

Talent Attraction, Growth, and Capability Assessment

Talent attraction at Ford is evolving with the transformation of our business. We are sourcing and attracting candidates from multiple industries and regions of the world. We continue to recruit talent from traditional industries, such as manufacturing and consulting, and have been successful in attracting talent from non-traditional industries, specifically the technology industry. This is important as we build our expertise in growth areas such as software, electrification, and integrated services.

From a capability perspective, we leverage best practices in assessments and talent management to strengthen our current capabilities and future pipeline while reinforcing a culture of excellence, focus, and collaboration. The performance management process is reviewed regularly to ensure we set clear expectations, measure individual performance, and reward appropriately. Our process includes a semi-annual review of each individual's performance to objectives and demonstration of expected behaviors of excellence, focus, and collaboration.

Finally, the extent to which our People Leaders are equipped to drive our transformation plays a vital role in our strategy, and we are committed to helping our leaders strengthen their capabilities with dedicated traditional and non-traditional learning opportunities. Our leadership strategy equips our leaders with the capabilities to deliver business results and grow the talent needed to meet our organizational needs.

Competitive Benefit Programs

We provide employees with a competitive, comprehensive, and flexible set of benefits and resources to support their financial, social, mental/emotional, physical, and professional health. Our comprehensive global benefits programs are designed to attract and retain top talent worldwide. These programs include a wide range of resources and solutions to educate, empower, and support individual and organizational goals while being tailored to local regulations and employee needs across our diverse global workforce. This comprehensive approach is integral to our total rewards strategy, addressing business and employee challenges through a multi-channel approach that provides diverse populations and global regions with flexible options to meet their specific goals.

We use data-driven insights gathered through surveys, focus groups, and claims data to understand employee challenges and prioritize our programs and resources. Our benefits are regularly reviewed and adjusted to remain competitive within our respective markets and reflect evolving employee expectations. We are committed to creating an environment where employees and People Leaders care for each other as we deliver Ford+.

Employee Sentiment Strategy

We gather feedback from our employees through a variety of channels throughout the year. Our approach is designed to capture sentiment and make it actionable for managers, leadership, and for the teams designing the tools, processes, and policies that impact the employee experience. We use a mix of annual and real-time surveys designed to understand employee sentiment in areas such as people leader effectiveness, job satisfaction, inclusion, wellbeing, overall satisfaction, strategy and execution, and Ford Operating System behaviors.

A critical element of measuring sentiment is ensuring the data gets to those who are best positioned to use it to drive improvements in the employee experience. We design dashboards and tools for managers to view the results from their teams, help them to generate meaningful insights, and convert those insights into guided actions. We share the results with senior executives to identify broader trends and themes and to inform larger strategic decisions across the Company.

Employment Data

The approximate number of individuals employed by us and entities that we consolidated as of December 31 was as follows (in thousands):

	2023	2024
United States	87	87
Rest of World	84	78
Company excluding Ford Credit	171	165
Ford Credit	6	6
Total Company	177	171

In the United States, approximately 99% of our unionized hourly employees are covered by collective bargaining agreements and represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW" or "United Auto Workers"). At December 31, 2024, approximately 56,500 hourly employees in the United States were represented by the UAW.

ITEM 1A. *Risk Factors.*

We have listed below the material risk factors applicable to us grouped into the following categories: Operational Risks; Macroeconomic, Market, and Strategic Risks; Financial Risks; and Legal and Regulatory Risks. We have a global business, and conditions in our industry and the regions where we operate and sell our products and services may change quickly. Accordingly, institutional stability is crucial to businesses like Ford as we make hiring and investment decisions, as well as to the smooth functioning of financial markets on which we depend. Rapid policy change in our home market, the United States, is creating uncertainty in our operations and business outlook, and may remain a source of volatility in the future.

Operational Risks

Ford's long-term success depends on delivering the Ford+ plan, including improving cost competitiveness. We previously announced our plan for growth and value creation – Ford+. Ford+ is our plan to thrive at the intersection of great vehicles, iconic brands, and innovative software and service, building Ford into a higher growth, higher margin, more capital efficient, and more durable company. Our Ford+ plan is designed to leverage our foundational strengths with enhanced capabilities – enriching customer experiences and deepening loyalty. As we progress this transformation of our business, we must integrate our strategic initiatives into a cohesive business model, and balance competing priorities, or we will not be successful. To facilitate this transformation, we are making substantial investments, recruiting new talent, and modernizing and optimizing our business model, management system, and organization. Our strategy involves providing customers freedom of choice to select the powertrain that best suits their needs and maintaining manufacturing flexibility at Ford to meet shifting customer demand. Accordingly, maintaining discipline in our capital allocation continues to be important, as a strong core business and a balance sheet that provides the flexibility to invest in these opportunities are critical to the success of our Ford+ plan. If we are unable to optimize our capital allocation among vehicles (and propulsion systems among our vehicles), services, technology, and other calls on capital, make sufficient and timely progress to become competitive on cost and quality and ensure that progress is sustainable, or we are otherwise not successful in executing Ford+ (or are delayed for reasons outside of our control), we may not be able to realize the full benefits of our plan, which could have an adverse effect on our financial condition or results of operations. Furthermore, if we fail to make progress on our plan at the pace that shareholders expect, it may lead to an increase in shareholder activism, which may disrupt the conduct of our business and divert management's attention and resources.

Ford's vehicles could be affected by defects that result in recall campaigns, increased warranty costs, or delays in new model launches, and the time it takes to improve the quality of our vehicles and services and reduce the costs associated therewith could continue to have an adverse effect on our business. Government safety standards require manufacturers to remedy defects related to vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. We may also be obligated to remedy defects or potentially recall our vehicles due to defective components provided to us by our suppliers, arising from their quality issues or otherwise. NHTSA's enforcement strategy has resulted in significant civil penalties being levied and the use of consent orders, including at Ford, requiring direct oversight by NHTSA of certain manufacturers' safety processes, a trend that could continue. Should we or government safety regulators determine that a safety or other defect or a noncompliance exists with respect to certain of our vehicles prior to the start of production, the launch of such vehicle could be delayed until such defect is remedied. The cost of recall and customer satisfaction actions to remedy defects in vehicles that have been sold could be substantial, particularly if the actions relate to global platforms or involve defects that are identified years after production. For example, NHTSA and the automotive industry are currently engaged in a study of the safety of approximately 56 million Takata desiccated airbag inflators in the United States. Of these, approximately three and a half million of the inflators are in our vehicles. In addition, NHTSA is considering action related to 52 million vehicles containing inflators from ARC Automotive and Delphi Automotive in the United States. Ford has 2.5 million vehicles within this population. Should NHTSA determine that these inflators contain a safety defect, Ford and other manufacturers could potentially face significant incremental recall costs. Further, to the extent recall and customer satisfaction actions relate to defective components we receive from suppliers, our ability to recover from the suppliers may be limited by the suppliers' financial condition.

We accrue the estimated cost of both base warranty coverages and field service actions at the time a vehicle is sold, and we reevaluate the adequacy of our accruals on a regular basis. In addition, from time to time, we issue extended warranties at our expense, the estimated cost of which is accrued at the time of issuance. The impact of such accruals will be reflected in our results of operations for the period in which the accrual is made, which could cause variability in our quarterly performance, while the cash flow impact may be reflected in a later period or periods. For additional information regarding warranty and field service action costs, including our process for establishing our reserves, see "Critical Accounting Estimates" in Item 7 and Note 24 of the Notes to the Financial Statements. If warranty costs are greater than anticipated as a result of increased vehicle and component complexity, the adoption of new technologies, the time it takes to improve the quality of our products and services (or if such efforts are unsuccessful), implementation of additional remedies in the event the initial one is ineffective or parts are unavailable, or otherwise (including as a result of higher repair costs driven by inflation or other economic factors), such costs could continue to have an adverse effect on our financial condition or results of operations. Furthermore, launch delays, recall actions, and increased warranty costs have adversely affected and could continue to adversely affect our reputation or the public perception and market acceptance of our products and services as discussed below under "*Ford's new and existing products and digital, software, and physical services are subject to market acceptance and face significant competition from existing and new entrants in the automotive and digital and software services industries, and Ford's reputation may be harmed based on positions it takes or if it is unable to achieve the initiatives it has announced.*" In an effort to improve quality, we have slowed down and may continue to slow down launches, which may result in lost sales, revenue, and profits and could have an adverse effect on our financial condition or results of operations. From time to time, our inventory levels may be higher due to a number of different factors, including as a result of vehicles on hold for quality control, which may cause us to incur additional costs associated with those vehicles, e.g., repair costs for weather-related damage.

Ford is highly dependent on its suppliers to deliver components in accordance with Ford's production schedule and specifications, and a shortage of or inability to timely acquire key components or raw materials can disrupt Ford's production of vehicles. Our products contain components that we source globally from suppliers who, in turn, source components from their suppliers. If there is a shortage of a key component in our supply chain or a supplier is unable to deliver a component to us in accordance with our specifications, because of a production issue, limited availability of materials, shipping problems, restrictions on transactions with certain countries or companies, or other reason, and the component cannot be easily sourced from a different supplier, or we are unable to obtain a component on a timely basis, the shortage may disrupt our operations or increase our costs of production.

For the production of our electric vehicles, we are dependent on the supply of batteries and the raw materials (e.g., lithium, cobalt, and nickel) used by our suppliers to produce those batteries. As we increase our production of electric vehicles, we expect our need for such materials to increase significantly. At the same time, other companies are increasing their production of electric vehicles, which will further increase the demand for such raw materials. As a result, we may be unable to acquire raw materials needed for electric vehicle production in sufficient amounts that are responsibly sourced or at reasonable prices. As described below under "*To facilitate access to the raw materials and other components necessary for the production of electric vehicles, Ford has entered into and may, in the future, enter into multi-year commitments to raw material and other suppliers that subject Ford to risks associated with lower future demand for such items as well as costs that fluctuate and are difficult to accurately forecast*" as well as in the Liquidity and Capital Resources section in Item 7 below, we have entered into and we may, in the future, enter into offtake agreements and other long-term purchase contracts that obligate us, subject to certain conditions such as quality or minimum output, to purchase a certain percentage or minimum amount of output from certain raw materials suppliers. In the event the supplier under those agreements or any of our or our suppliers' raw material supply contracts is unable to deliver sufficient quantities of raw materials needed for our or our suppliers' production operations, e.g., if a mine does not produce at expected levels, or the raw materials do not otherwise satisfy our requirements, and we or our suppliers are unable to find an alternative resource with sufficient quantities, at reasonable prices, responsibly sourced (e.g., in compliance with the Uyghur Forced Labor Prevention Act and similar regulations and standards), and in a timely manner, it could impact our ability to produce electric vehicles.

A shortage of, or our inability to acquire or find adequate suppliers of, key components or raw materials as a result of disruptions in the supply chain, import and export bans or tariffs imposed by the U.S. or foreign governments, capacity constraints, limited availability, competition for those items within the automotive industry and other sectors, or otherwise can cause a significant disruption to our production schedule and have a substantial adverse effect on our financial condition or results of operations. Further, as a result of lower-than-anticipated industrywide electric vehicle adoption rates or otherwise, suppliers of such raw materials or components may become distressed.

Ford's production, as well as Ford's suppliers' production, and/or the ability to deliver products to consumers could be disrupted by labor issues, public health issues, natural or man-made disasters, adverse effects of climate change, financial distress, production difficulties, capacity limitations, or other factors. A work stoppage or other limitation on production has occurred, and could in the future occur, at Ford's facilities, at a facility in its supply chain, or at one of its logistics providers for any number of reasons, including as a result of labor issues, such as shortages of available employees, disputes under existing collective bargaining agreements with labor unions or in connection with negotiation of new collective bargaining agreements, absenteeism, public health issues (e.g., COVID), stay-at-home orders, or in response to potential restructuring actions (e.g., plant closures); as a result of supplier financial distress or other production constraints, such as limited quantities of components or raw materials, quality issues, capacity limitations, or other difficulties; as a result of a natural disaster (including climate-related physical risk); social unrest; cybersecurity incidents; or for other reasons. A suspension or substantial curtailment of our manufacturing operations could have a significant adverse effect on our financial condition and results of operations, as was the case in 2020, when, consistent with actions taken by governmental authorities, we idled our plants in regions around the world. The duration of a suspension of manufacturing operations and a return to our full production schedule will vary. Our Ford Blue, Ford Model e, and Ford Pro operations generally do not realize revenue while our manufacturing operations are suspended, but we continue to incur operating and non-operating expenses, resulting in a deterioration of our cash flow. Accordingly, any significant future disruption to our production schedule, regionally or globally, whether as a result of our own or a supplier's suspension of operations, could have a substantial adverse effect on our financial condition, liquidity, and results of operations. Moreover, our supply and distribution chains may be disrupted by supplier or dealer bankruptcies or their permanent discontinuation of operations triggered by a shutdown of operations.

The limited availability of components, labor shortages, public health emergencies, and supplier operating issues have led to intermittent interruptions in our supply chain and an inconsistent production schedule at our facilities. This has exacerbated the disruption to our suppliers' operations, which, in turn, has led to higher costs and production shortfalls. As a result of this disrupted production schedule, we have received and continue to receive claims from our supply base for reimbursement of costs beyond our original agreed terms. Upon receipt, we evaluate those claims, and, in certain circumstances, we have made payments to our suppliers, and this trend may continue.

Given the worldwide scope of our supply chain and operations, we and our suppliers face a risk of disruption or operating inefficiencies that may increase costs due to the adverse physical effects of climate change, which are predicted to increase the frequency and severity of weather and other natural events, e.g., wildfires, extended droughts, and extreme temperatures. In addition, in the event a weather-related event, strike, international conflict, or other occurrence limits the ability of freight carriers to deliver components and other materials from suppliers to us or logistics providers to transport our vehicles for an extended period of time, it may increase our costs and delay or otherwise impact both our production operations and customers' ability to receive our vehicles.

Many components used in our vehicles are available only from a single or limited number of suppliers and, therefore, cannot be re-sourced quickly or inexpensively to another supplier (due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc.). Such suppliers also could threaten to disrupt our production as leverage in negotiations. In addition, when we undertake a model changeover, significant downtime at one or more of our production facilities may be required, and our ability to return to full production may be delayed if we experience production difficulties at one of our facilities or a supplier's facility. Moreover, as vehicles, components, and their integration become more complex, we may face an increased risk of a delay in production of new vehicles. Regardless of the cause, our ability to recoup lost production volume may be limited. Accordingly, a significant disruption to our production schedule could have a substantial adverse effect on our financial condition or results of operations and may impact our strategy to comply with fuel economy standards as discussed below under "*Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations.*"

Ford may not realize the anticipated benefits of existing or pending strategic alliances, joint ventures, acquisitions, divestitures, or business strategies or the benefits may take longer than expected to materialize.
We have invested in, formed strategic alliances with, and announced or formed joint ventures with a number of companies, and we may expand those relationships or enter into similar relationships with additional companies. These initiatives typically involve enormous complexity, may require a significant amount of capital, and may involve a lengthy regulatory approval process. As a result, we may not be able to complete anticipated transactions, the anticipated benefits of these transactions may not be realized, or the benefits may be delayed. For example, we may not successfully integrate an alliance or joint venture with our operations, including the implementation of our controls, systems, procedures, and policies, we may be unable to retain key employees, or unforeseen expenses or liabilities may arise that were not discovered during due diligence prior to an investment or entry into a strategic alliance, or a misalignment of interests may develop between us and the other party. Further, to the extent we share ownership, control, or management with another party in a joint venture, our ability to influence the joint venture may be limited, and we may be unable to prevent misconduct or implement our compliance or internal control systems. Moreover, negative publicity, government investigations, or litigation involving a company with which we have a business or supply relationship may have an adverse effect on our reputation. In order to secure critical materials for production of electric vehicles, we have entered into and may, in the future, enter into offtake agreements and other long-term purchase contracts with raw materials suppliers and make investments in certain raw material and battery suppliers; however, we may not realize the anticipated benefits of these actions and our efforts to have such suppliers, particularly those in less developed markets, adopt Ford's sustainability and other standards may be unsuccessful, which could have an adverse impact on our reputation. In addition, the implementation of a new or different business strategy may lead to the disruption of our existing business operations, including distracting management from current operations. For example, our efforts to evaluate and implement alternative distribution models and channels for our products and services from those we have

traditionally used may be challenged or may not succeed or be as successful as our historical arrangements. External factors may also impact the success of our initiatives. For example, our business and strategy are susceptible to tensions in U.S.-China relations and the rapid development of the Chinese electric vehicle industry, with domestic Chinese producers exporting to some key markets in which we operate. In addition, as we implement our strategy to provide customers freedom of choice to select the powertrain that best suits their needs and maintain manufacturing flexibility to meet shifting customer demand, we have in the past taken, and may in the future take, actions such as not fully utilizing or reducing the capacity of our existing or future plants, reducing production hours or shifts, cancelling programs, or delaying launches, and we may become subject to claims by suppliers or other parties, incur charges related to impairments, asset write-downs, or inventory adjustments, or lose or become obligated to repay incentives as a result. For example, we have taken, and may in the future take, such actions to better match the pace of electric vehicle adoption, which has been lower than anticipated industrywide. Results of operations from new activities may be lower than our existing activities, and, if a strategy is unsuccessful, we may not recoup our investments, which may be significant, in that strategy. Further, as our strategy evolves in an area, we may be unable to utilize or redeploy our existing assets or investments in that or other areas, which may lead to impairments and other cash and non-cash charges. Moreover, we may continue to have financial exposure following a strategic divestiture or cessation of operations in a market. Failure to successfully and timely realize the anticipated benefits of the transactions or strategies described herein could have an adverse effect on our financial condition or results of operations.

Ford may not realize the anticipated benefits of restructuring actions and such actions may cause Ford to incur significant charges, disrupt our operations, or harm our reputation. We continually review and evaluate our business to find opportunities to make our operations more efficient and reduce costs. In doing so, we have taken, and may in the future take, restructuring actions, such as strategic divestitures or ceasing of operations in a market, particularly for those businesses where a path to sustained profitability is not feasible in light of the capital allocation requirements or for other reasons. Our plans for implementing such actions may be accelerated by shifting industry dynamics and new entrants to our industries with which we must compete. These actions may include employee separations, a reduced footprint (e.g., plant closures or smaller operations at existing plants or plants that are not yet on-line), operating our plants at less than full capacity (e.g., reducing shifts), or cancelling products or programs. Such restructuring actions have caused us and may in the future cause us to incur significant costs; record impairments or other charges; subject us to potential claims from employees, suppliers, dealers, other counterparties, or governmental authorities (including a reduction or clawback of incentives); disrupt our operations; distract management from current operations; or harm our reputation. Further, we may not realize the expected benefits of such restructuring actions (e.g., anticipated cost savings), such benefits may be delayed, or market dynamics or other factors may have evolved such that we cannot obtain the original intended results of an action.

Failure to develop and deploy secure digital services that appeal to customers and grow our subscription rates could have a negative impact on Ford's business. A growing part of our business involves connectivity, digital and physical services, and integrated software services, and we are devoting significant resources to develop this business. Further, we have announced our plans and expectations to grow subscription rates and for integrated services to become a larger portion of our revenue and earnings. If we do not develop, deliver, and make available technologies that customers can easily adopt and use, fail to generate sufficient demand for our integrated software and digital services, or if customers do not opt to activate the modems in our vehicles, which would hinder our ability to offer and sell such services, we may not grow revenue in line with the costs we are investing or achieve profitability on our increasingly digitally-connected products. For additional discussion on the market acceptance of our services, see below under "*Ford's new and existing products and digital, software, and physical services are subject to market acceptance and face significant competition from existing and new entrants in the automotive and digital and software services industries, and Ford's reputation may be harmed based on positions it takes or if it is unable to achieve the initiatives it has announced.*"

We contract with third parties to offer digital content to customers and license technologies for use in our software and digital services. This includes the right to sell, or offer subscriptions to, third-party content, as well as the right to incorporate specific content into our own services; however, continuation of these third-party licensing and other arrangements, or their renewal on commercially reasonable terms, is not guaranteed or may be unavailable. Moreover, while we seek to grow our share of this business, third parties may be less inclined to continue developing or licensing software for Ford's products or permit the Company to distribute their content, or such providers may offer competing products and services to the detriment of our business. If we are unable to offer integrated software applications and digital services on competitive terms, it may reduce customer demand or increase our costs to provide such applications and services, which we may be unable to pass on to customers. Alternatively, we may have to develop or license new content or technology to provide digital services, and there can be no assurance we would be able to develop or license such content or technology at a reasonable cost or in a timely manner, either of which could have a negative impact on our financial condition, results of operations, or reputation.

Sophisticated software integration may have issues that can unexpectedly interfere with the intended operation of hardware or other software products and services. In addition, the services we offer can have quality issues and may, from time to time, experience outages, service slowdowns, or errors. As a result, these services may not always perform as anticipated and may not meet customer expectations. There can be no assurance we will be able to detect and remedy all issues and defects in the hardware, software, and services we offer, or successfully deliver over-the-air ("OTA") updates. Failure to do so on a timely basis could result in widespread technical and performance issues affecting our products and services. For additional discussion on the risks associated with defects and quality issues, see above under "*Ford's vehicles could be affected by defects that result in recall campaigns, increased warranty costs, or delays in new model launches, and the time it takes to improve the quality of our vehicles and services and reduce the costs associated therewith could continue to have an adverse effect on our business.*"

We continue to increase the number of BlueCruise (our hands-free highway driving system) enabled vehicles on the road and its growth and expansion remains an important part of our strategy. We also face substantial competition in that area. In addition, autonomous vehicle and driver assist technologies, including BlueCruise, continue to be scrutinized by government regulators and consumers, and actual or perceived failures or misuse of these technologies and features have led to government investigations and inquiries, including of Ford. Such negative publicity of our products or those of our competitors could undermine consumer trust and negatively impact our subscription rates. If we are unable to successfully develop and grow BlueCruise and other subscription services or build and maintain consumer trust in those offerings, we may be unable to recoup the investments we have made in those technologies and it could negatively impact our reputation, financial condition, and results of operations.

The actions of end users are generally beyond our control and some users may engage in fraudulent or abusive activities that involve our digital services. These include unauthorized use of accounts through stolen credentials, failure to pay for services accessed, or other activities that violate our terms of service. While we have implemented security measures intended to prevent unauthorized access to our digital services and related information systems, malicious entities have and will continue to attempt to gain unauthorized access to them. If our efforts to detect such violations or our actions to control these types of fraud and abuse are not effective or timely, it may have an adverse effect on our financial condition, results of operations, or reputation. For further information, see below under "*Operational information systems, security systems, vehicles, and services could be affected by cybersecurity incidents, ransomware attacks, and other disruptions and impact Ford, Ford Credit, their suppliers, and dealers.*"

Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints. The vast majority of the hourly employees in our manufacturing operations in the United States and Canada are represented by unions and covered by collective bargaining agreements. These agreements provide guaranteed wage and benefit levels throughout the contract term and some degree of income security, subject to certain conditions. Based on our current contracts with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") in the United States and Unifor in Canada ratified in 2023, we expect to have a significant increase in labor costs through the life of the contracts, and if we are unable to offset those costs, it could have a significant adverse effect on our business. Some of our competitors do not have such collective bargaining agreements and are not subject to the same constraints. Further, a substantial number of our employees in other regions are represented by unions or government councils, and legislation or custom promoting retention of manufacturing or other employment in the state, country, or region may constrain as a practical matter our ability to sell or close manufacturing or other facilities or increase the cost of doing so. These agreements in the United States, Canada, Europe, and other regions may restrict our ability to close plants and divest businesses. In addition, to the extent companies in our global supply chain that are not currently parties to collective bargaining agreements enter into such agreements or otherwise increase their employees' wages and benefits, any increased costs incurred by those suppliers may, in turn, increase our costs.

Ford's ability to attract, develop, grow, support, and reward talent is critical to its success and competitiveness. Our success depends on our ability to continue to attract, develop, grow, support, and reward talented and diverse employees with domain expertise in engineering, software, technology (including digital capabilities and connectivity), integrated services, supply chain, marketing, and finance, among other areas. While we have been successful in attracting talent in recent years, as with any company, the ability to continue to attract talent is important, particularly in growth areas vital to our success such as software, electrification, and integrated services. Competition for such talent is intense, which has led to an increase in compensation throughout a tight labor market, and, accordingly, may increase costs for companies. In addition to attracting talent, we must also retain the talent needed to deliver our business objectives. If we lose existing employees, are unable to attract talent with needed skills, or we are unable to develop existing employees, particularly with the introduction of new technologies and our focus on operational efficiency and quality, it could have a substantial adverse effect on our business.

Operational information systems, security systems, vehicles, and services could be affected by cybersecurity incidents, ransomware attacks, and other disruptions and impact Ford, Ford Credit, their suppliers, and dealers. We rely on information technology networks and information systems, including in-vehicle systems and mobile devices, some of which are managed by suppliers, some of which are provided by third-party service providers, and some of which ultimately rely on other services provided to these third parties by unaffiliated service providers, to process, transmit, and store electronic information that is important to the operation of our business, our vehicles, and the services we offer. Despite devoting significant resources to our cybersecurity program, we are at risk for interruptions, outages, and compromises of: (i) operational information systems (including business, financial, accounting, product development, consumer receivables, data processing, or manufacturing processes); (ii) facility security systems; and/or (iii) in-vehicle systems or mobile devices, whether caused by a ransomware or other cybersecurity incident, security breach, or other reason (e.g., a natural disaster, fire, acts of terrorism or war, or an overburdened infrastructure system). Such incidents could materially disrupt operational information systems; result in loss or unwilling publication of trade secrets or other proprietary or competitively sensitive information; compromise the privacy of personal information of consumers, employees, or others; jeopardize the security of our facilities; disrupt or degrade service or our operations; affect the performance of in-vehicle systems or services we offer; and/or impact the safety of our vehicles. This risk exposure rises as we continue to develop and produce vehicles with increased connectivity. Moreover, we, our suppliers, service providers, and dealers have been the target of cybersecurity incidents and such threats are continuing and evolving, which may cause cybersecurity incidents to be more difficult to detect for periods of time. Our networks and in-vehicle systems, sharing similar architectures, could also be impacted by, or a cybersecurity incident may result from, the negligence or misconduct of insiders or third parties who have access to our networks and systems. We employ capabilities, processes, and other security measures we believe are reasonably designed to detect, reduce, and mitigate the risk of cybersecurity incidents, and have requirements for our suppliers and service providers to do the same; however, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks, including potential production disruption or the loss or disclosure of sensitive information. Moreover, a cybersecurity incident could harm our reputation, cause customers to lose trust in our security measures, and/or subject us to regulatory actions or litigation, which may result in fines, penalties, judgments, or injunctions, and a cybersecurity incident involving us or one of our suppliers or service providers could impact our production, internal operations, business strategy, results of operations, financial condition, or our ability to deliver products and services to our customers.

To facilitate access to the raw materials and other components necessary for the production of electric vehicles, Ford has entered into and may, in the future, enter into multi-year commitments to raw material and other suppliers that subject Ford to risks associated with lower future demand for such items as well as costs that fluctuate and are difficult to accurately forecast. We have announced plans to significantly increase our electric vehicle production volumes; however, our ability to produce higher volumes of electric vehicles is dependent upon the availability of raw materials and other components necessary for the production of batteries, e.g., lithium, cobalt, and nickel, among others. As described above under "*Ford is highly dependent on its suppliers to deliver components in accordance with Ford's production schedule and specifications, and a shortage of or inability to timely acquire key components or raw materials can disrupt Ford's production of vehicles,*" to facilitate our access to such raw materials, we have entered into and we may, in the future, enter into offtake agreements and other long-term purchase contracts. Such agreements obligate us, subject to certain conditions such as quality or minimum output, to purchase a certain percentage or minimum amount of output from raw material suppliers over an agreed upon period of time pursuant to agreed upon purchase price mechanisms that are typically based on the market price of the material at the time of delivery.

Unlike our standard arrangements with suppliers, under multi-year offtake agreements and other long-term purchase contracts, the risks associated with lower-than-expected electric vehicle production volumes or changes in battery technology that reduce the need for certain raw materials, batteries, or their components are borne by Ford rather than our suppliers. In the event we do not purchase the materials or components pursuant to the terms of these agreements, we may nevertheless be obligated to pay the purchase price or otherwise compensate the supplier in an amount determined by the contract or reimburse the supplier for costs or losses it incurs. We have incurred and we may continue to incur such charges. This may be the case even if the supplier finds another purchaser, as we may be responsible for the costs of finding the new purchaser as well as any lost revenue attributable to the replacement purchaser paying a lower price than required under the pricing mechanism in our agreement.

As a result of the competition for and limited availability of the raw materials needed for our electric vehicle business, the costs of such materials are difficult to accurately forecast as they may fluctuate during the term of the offtake agreements and other long-term purchase contracts based on market conditions. Accordingly, we may be subject to increases in the prices we pay for those raw materials, and our ability to recoup such costs through increased pricing to our customers may be limited. As a result, our margins, results of operations, financial condition, and reputation may be adversely impacted by commitments we make pursuant to offtake agreements and other long-term purchase contracts.

Item 1A. Risk Factors (Continued)

Macroeconomic, Market, and Strategic Risks

With a global footprint and supply chain, Ford's results and operations could be adversely affected by economic or geopolitical developments, including protectionist trade policies such as tariffs, or other events. Because of the interconnectedness of the global economy, the challenges of a pandemic, financial crisis, economic downturn or recession (including reduced consumer spending), natural disaster, war, geopolitical crises, or other significant events in one area of the world can have an immediate and material adverse impact on markets around the world. In particular, China presents unique risks to U.S. automakers due to the strain in U.S.-China relations, China's unique regulatory landscape, the level of integration with key components in our global supply chain, and the rapid development of the Chinese electric vehicle industry, with Chinese electric vehicle manufacturers exporting their products to some key markets in which we operate.

Changes in international trade policy can also have a substantial adverse effect on our financial condition, results of operations, or our business in general. Steps taken by governments to implement local content requirements or apply or consider applying additional or new tariffs on automobiles, parts, and other products and materials have the potential to disrupt existing supply chains, impose additional costs on our business, and could lead to other countries attempting to retaliate by imposing tariffs, which would make our products more expensive for customers, and, in turn, could make our products less competitive. The new, substantial tariff increases on imports to the United States from Canada and Mexico (in addition to China) announced on February 1, 2025, should they be implemented and sustained for an extended period of time, would have a significant adverse effect, including financial, on the overall automotive industry, Ford, and our supply chain. Further, any additional tariffs in the United States or retaliatory tariffs imposed by other governments would exacerbate the impact.

With operations in various markets with volatile economic or political environments and our global supply chain and utilization of transportation routes and logistics providers around the world, we are exposed to heightened risks as a result of economic, geopolitical, or other events. This could include governmental takeover (i.e., nationalization) of our manufacturing facilities or intellectual property, restrictive exchange or import controls, disruption of operations as a result of systemic political or economic instability, outbreak of war or expansion of hostilities (such as the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, heightened tensions in the Red Sea, and potential tensions in the South China Sea), and acts of terrorism, each of which could impact our supply chain as well as our operations and have a substantial adverse effect on our financial condition or results of operations. Further, the U.S. government, other governments, and international organizations could impose additional sanctions or export controls that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include affiliates, and potentially impact the repatriation of earnings.

Ford's new and existing products and digital, software, and physical services are subject to market acceptance and face significant competition from existing and new entrants in the automotive and digital and software services industries, and Ford's reputation may be harmed based on positions it takes or if it is unable to achieve the initiatives it has announced. Although we conduct extensive market research before launching new or refreshed vehicles and introducing new services, many factors both within and outside our control affect the success of new or existing products and services in the marketplace, and we may not be able to accurately predict or identify emerging trends or preferences or the success of new products or services in the market. It takes years to design and develop a new vehicle or change an existing vehicle. Because customers' preferences may change quickly, our new and existing products may not generate sales in sufficient quantities and at costs low enough to be profitable and recoup investment costs. Offering vehicles and services that customers want and value can mitigate the risks of increasing price competition, price sensitive customers, and declining demand, but products and services that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, fuel efficiency, or other attributes) can exacerbate these risks. For example, if we are unable to differentiate our products and services from those of our competitors in a manner that appeals to customers, develop innovative new products and services, or sufficiently tailor our products and services to customers in other markets, there could be insufficient demand for our products and services, which could have an adverse impact on our financial condition or results of operations. Insufficient demand for our products may also result in higher inventory levels, which may lead to downward pricing pressure, or reduced manufacturing efficiencies, which may reduce margins. In the event of a shortage of available products, customers may elect to purchase from our competitors and may not return to Ford in the future.

With increased consumer interconnectedness through the internet, social media, and other media, mere allegations relating to quality, safety, reliability, fuel efficiency, sustainability, corporate social responsibility, or other key attributes can negatively impact our reputation or market acceptance of our products or services, even where such allegations prove to be inaccurate or unfounded. Further, our ability to successfully grow through capacity expansion and investments in the areas of electrification, connectivity, digital and physical services, and software services depends on many factors, including advancements in technology, regulatory changes, infrastructure development (e.g., a widespread vehicle charging network), and other factors that are difficult to predict, that may significantly affect the future of electric vehicles, autonomous and driver assistance technologies, digital and physical services, and software services. The automotive, software, and digital service businesses are very competitive and change rapidly. Traditional competitors are expanding their offerings, and new types of competitors (particularly in our areas of strength, e.g., pick-up trucks, utilities, and commercial vehicles) that may possess superior technology, may have business models with certain aspects that are more efficient, and are not subject to the same level of fixed costs as us, are entering the market. For example, Chinese electric vehicle producers are exporting their products to some key markets in which we operate. This level of competition necessitates that we invest in and integrate emerging technologies into our business and increases the importance of our ability to anticipate, develop, and deliver products and services that customers desire on a timely basis, in quantities in line with demand, with the quality they expect, and at costs low enough to be profitable. Moreover, if we do not meet customer expectations for quickly and effectively addressing and remedying issues that may develop with or that improve our products and services, e.g., successfully delivering OTA updates, it would have an adverse effect on our business.

We have announced our intent to continue making multi-billion dollar investments in electrification and software services. Our plans include offering electrified versions of many of our vehicles, including the F-150 Lightning and E-Transit which we introduced in recent years. We have observed lower than initially anticipated industrywide electric vehicle adoption rates. This trend may continue, including as a result of the regulatory framework in various markets shifting away from supporting the rapid adoption of electrified vehicles, if there is a negative perception of our vehicles or about electric vehicles in general, if we are unable to or are delayed in developing or embracing new technologies or processes, or if consumers prefer our competitors' vehicles, and there could be an adverse impact on our financial condition or results of operations. Further, as discussed below under "*Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations,*" lower than planned market acceptance of our vehicles may impact our strategy to comply with fuel economy standards.

Ford is addressing its impact on climate change aligned with the United Nations Framework Convention on Climate Change (Paris Agreement) by working to reduce our carbon footprint over time across our vehicles, operations, and supply chain. We have announced interim emissions targets approved by the Science Based Targets initiative (SBTi) and made other statements about similar initiatives. Achievement of these initiatives will require significant investments and the implementation of new processes; however, there is no assurance that the desired outcomes will be achieved. To the extent we are unable to achieve these initiatives or our plans for our electrification transition do not succeed, it may harm our reputation or we may not otherwise receive the expected return on the investment. For example, we are exposed to reputational risk if we do not reduce vehicle CO_2 emissions in line with our targets or in compliance with applicable regulations. Further, our customers, investors, and other stakeholders evaluate how well we are progressing on our announced climate goals and aspirations, and if we are not on track to achieve those goals and aspirations on a timely basis, or if the expectations of our customers and investors change and we do not adequately address their expectations, our reputation could be impacted, and customers may choose to purchase the products and services of, investors may choose to invest in, and suppliers and vendors may choose to do business with other companies. Other parties may object to the positions we have or are perceived to have taken and may, in the future, take or be perceived to take on environmental, social, or other issues, or in the event we change our position on such issues, which may result in a loss of customers, a boycott of our products or services, or other actions that may impact not only our brand and reputation but also our results of operations, financial condition, and the price of our Common Stock.

Moreover, new offerings, including those related to electric vehicles and autonomous driving technologies, may present technological challenges that could be costly to implement and overcome and have subjected us and may continue to subject us to customer claims, government investigations, and recalls of our vehicles if they do not operate as anticipated. In addition, since new technologies are subject to market acceptance, a malfunction involving any manufacturer's vehicle using autonomous or driver assist technologies may negatively impact the perception of such technologies and erode customer trust.

Ford may face increased price competition for its products and services, including pricing pressure resulting from industry excess capacity, currency fluctuations, competitive actions, or economic or other factors, particularly for electric vehicles. The global automotive industry is intensely competitive, with installed manufacturing capacity generally exceeding current demand. Historically, industry overcapacity has resulted in many manufacturers offering marketing incentives on vehicles in an attempt to maintain and grow market share; these incentives historically have included a combination of subsidized financing or leasing programs, price rebates and reductions, and other incentives. As a result, we are not necessarily able to set our prices to offset higher marketing incentives, commodity or other cost increases, tariffs, or the impact of adverse currency fluctuations. This risk includes cost advantages foreign competitors may have because of their weaker home market currencies, which may, in turn, enable those competitors to offer their products at lower prices. Further, higher inventory levels put downward pressure on pricing, which may have an adverse effect on our financial condition and results of operations.

Although we continue to invest in our electric vehicle strategy, we have observed lower-than-anticipated industrywide electric vehicle adoption rates and near-term pricing pressures, which have led us, and may in the future lead us, to adjust our spending, production, and/or product launches to better match the pace of electric vehicle adoption. The trend may be exacerbated as policy change in the United States could reduce or eliminate supply- and demand-side incentives, resulting in slower adoption of EVs. As a result of the lower-than-anticipated adoption rates, near-term pricing pressures, and other factors, we have accrued and may continue to incur charges related to payments to our electric vehicle-related suppliers (battery, raw material, or otherwise), inventory adjustments, or other matters. Significant unexpected changes in the EV demand environment have led, and may in the future lead, to incremental competitive pricing actions. Battery costs remain high, which is detrimental to electric vehicles reaching pricing parity with ICE vehicles and further exacerbates the pricing pressures on electric vehicles. Furthermore, as we invest in battery production, including the construction of battery plants, if we are unable to operate those plants at their expected capacity because electric vehicle adoption rates remain lower-than-anticipated or otherwise, we may be unable to recoup the investments we have made.

As electric vehicle adoption rates increase, the risk of excess capacity, particularly for internal combustion engine trucks and utilities, may be exacerbated. This excess capacity may further increase price competition in that segment of the market, which could have a substantial adverse effect on our financial condition or results of operations.

Inflationary pressure and fluctuations in commodity and energy prices, foreign currency exchange rates, interest rates, and market value of Ford or Ford Credit's investments, including marketable securities, can have a significant effect on results. We and our suppliers are exposed to inflationary pressure and a variety of market risks, including the effects of changes in commodity and energy prices, foreign currency exchange rates, and interest rates. We monitor and attempt to manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce potentially adverse effects on our business. Changes in commodity and energy prices (from tariffs and the actions taken by Russia in Ukraine, as discussed above under "*With a global footprint and supply chain, Ford's results and operations could be adversely affected by economic or geopolitical developments, including protectionist trade policies such as tariffs, or other events,*" or otherwise), currency exchange rates, and interest rates cannot always be predicted, hedged, or offset with price increases to eliminate earnings volatility. As a result, significant changes in commodity and energy prices, foreign currency exchange rates, or interest rates as well as increased material, freight, logistics, and similar costs could have a substantial adverse effect on our financial condition or results of operations. See Item 7 and Item 7A for additional discussion of currency, commodity and energy price, and interest rate risks. These market forces have caused us to incur higher material costs, which may continue, and our warranty costs have increased, in part, due to inflationary cost pressures at our dealers. Moreover, due to inflationary pressure, some of our suppliers have submitted claims to us for reimbursement of costs beyond our original agreed terms. Upon receipt, we evaluate those claims, and, in certain circumstances, we have made payments to our suppliers, and this trend may continue. Further, despite some recent rate cuts, over the last several years interest rates have increased significantly as central banks in developed countries attempt to subdue inflation, and there is no assurance that they will not remain elevated for a multi-year period. At the same time, government deficits and debt remain at high levels in many global markets. Elevated interest rates would make government debts more expensive to finance, and in that environment, businesses would face a higher cost of capital, impacting capital intensive businesses such as Ford. At Ford Credit, a high interest rate environment may impact Ford Credit's ability to source funding and offer financing at competitive rates, which could reduce its financing margin. In addition, our results are impacted by fluctuations in the market value of our investments, with unrealized gains and losses that could be material in any period.

Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States. A shift in consumer preferences away from larger, more profitable vehicles with internal combustion engines (including trucks and utilities) to electric or other vehicles in our portfolio that may be less profitable could result in an adverse effect on our financial condition or results of operations. Despite recent trends, if demand for electric vehicles grows at a rate greater than our ability to increase our production capacity for those vehicles, lower market share and revenue, as well as facility and other asset-related charges (e.g., accelerated depreciation) associated with the production of internal combustion vehicles, may result. In addition, government regulations aimed at reducing emissions and increasing fuel efficiency (e.g., ZEV mandates and low emission zones) and other factors that accelerate the transition to electric vehicles may increase the cost of vehicles by more than the perceived benefit to consumers and dampen margins. Moreover, governmental restrictions on the sale, purchase, or use of internal combustion engine vehicles (e.g., city access restrictions) may limit our ability to sell some of our more profitable vehicles.

While a suspension or disruption of our manufacturing operations at any facility could have an adverse effect on our financial condition, results of operations, and cash flow, such an occurrence at one of our facilities where our larger, more profitable vehicles are produced, or in the event a launch is delayed or a stop ship is initiated for those vehicles, the impact may be particularly significant.

Industry sales volume can be volatile and could decline if there is a financial crisis, recession, public health emergency, or significant geopolitical event. Because we, like other manufacturers, have a higher proportion of fixed structural costs, relatively small changes in industry sales volume can have a substantial effect on our cash flow and results of operations. Vehicle sales are affected by overall economic and market conditions (such as the level of interest rates and tariffs), consumer sentiment and behavior, and developing trends such as shared vehicle ownership and ridesharing services. If industry vehicle sales were to decline to levels significantly below our planning assumption, the decline could have a substantial adverse effect on our financial condition, results of operations, and cash flow. For a discussion of economic trends, see Item 7.

Financial Risks

The impact of government incentives on Ford's business could be significant, and Ford's receipt of government incentives could be subject to reduction, termination, or clawback. We receive economic benefits from national, state, and local governments in various regions of the world in the form of incentives designed to encourage manufacturers to establish, maintain, or increase investment, workforce, or production. These incentives may take various forms, including grants, forgivable loans and loan subsidies, or tax abatements or credits. The impact of these incentives can be significant in a particular market during a reporting period. A decrease in, expiration without renewal of, or other cessation or clawback of government incentives for any of our operations or that impact consumers of our products and services, as a result of administrative decision or otherwise, could have a substantial adverse impact on our financial condition or results of operations. Further, we may lose or be required to repay incentives or forgivable loans as a result of a change we make to our business strategy, e.g., if we elect not to proceed with a previously planned program or project or do not create as many jobs as initially anticipated.

For example, until 2021, most of our manufacturing facilities in South America were located in Brazil, where the state or federal governments historically offered significant incentives to manufacturers to encourage capital investment, increase manufacturing production, and create jobs. As a result, the performance of our South American operations had been impacted favorably by government incentives to a substantial extent. The federal government in Brazil has levied assessments against us concerning the federal incentives we previously received, and the State of São Paulo has challenged the grant to us of tax incentives by the State of Bahia. See Note 2 of the Notes to the Financial Statements for discussion of our accounting for government incentives, and "Item 3. Legal Proceedings" for a discussion of tax proceedings in Brazil and the potential requirement for us to post collateral.

The U.S. Inflation Reduction Act ("IRA") provides, among other things, financial incentives in the form of tax credits to grow the domestic supply chain and domestic manufacturing base for electric vehicles, plug-in hybrid vehicles ("PHEVs"), and other "clean" vehicles. The law likewise incentivizes the purchase of clean vehicles and the infrastructure to fuel them. The IRA authorizes tax credits to manufacturers for the domestic production of batteries and battery components for EVs and PHEVs, and this credit is expected to improve the financial performance of domestic battery manufacturers, including the new operations at our upcoming facility in Michigan and BlueOval SK's facilities in Kentucky and Tennessee. Further, the degree of success of some of our investment strategies depends upon IRA tax credit eligibility and for those credits to continue to remain available through the currently contemplated expiration.

The IRA also authorizes tax credits for purchasers of qualified commercial and retail clean vehicles. Ford expects that most commercial customers that purchase an EV or PHEV will be eligible for the commercial clean vehicle credit, although it is unclear at this time how many commercial vehicle purchasers will have the underlying federal tax liability that is necessary to actually monetize this credit. In their current form, the IRA's tax credit and the commercial clean vehicle credit would, together, likely influence commercial fleets, governmental fleets, and other vehicle purchasers in their evaluation of a transition from internal combustion engine vehicles to EVs and PHEVs.

To claim the retail tax credit, the IRA establishes numerous and complex prerequisites, including that the vehicle must be assembled in North America; the vehicle must be under specified limitations on manufacturer suggested retail price ("MSRP"); purchaser income limitations; any vehicle that contains "battery components" that were "manufactured or assembled" by a "foreign entity of concern" will be ineligible; and, starting in 2025, any vehicle that contains battery materials that were "extracted, processed, or recycled" by a "foreign entity of concern" will be ineligible. A "Critical Minerals Credit" is available for those vehicles that have a specified percentage of critical minerals that are "extracted or produced" in the United States, in a country with which the United States has a Free Trade Agreement, or that is "recycled" in North America. A "Battery Components Credit" is available for those vehicles that have a specified percentage of "value" of its battery "components" that are "manufactured or assembled" in North America.

Although we ultimately expect the IRA to benefit Ford and the automotive industry in general, this would be the case only insofar as the IRA remains in place in its current form. Some policymakers have expressed an intent to repeal or restrict eligibility for elements of the IRA, however, including those credits discussed above, which would adversely affect Ford and the industry. To the extent these elements remain in place or are replaced with new laws that provide benefits using comparable eligibility criteria, the availability of such benefits to Ford will depend on the further development and improvement of the U.S. battery supply, sufficient access to raw materials within the scope of the IRA, and the terms of the regulations and guidance (and the limitations therein) the U.S. government issues for such benefits, which will ultimately determine which vehicles qualify for incentives and the amount thereof. Further, battery and electric vehicle manufacturing and the corresponding supply chains involve substantial lead time, and it may take years before Ford can satisfy any new eligibility criteria. Automakers that better optimize eligibility for their vehicles, as compared to their competition, will have a competitive advantage.

Ford and Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, asset portfolios, or other factors. Ford and Ford Credit's ability to obtain unsecured funding at a reasonable cost is dependent on their credit ratings or their perceived creditworthiness. Further, Ford Credit's ability to obtain securitized funding under its committed asset-backed liquidity programs and certain other asset-backed securitization transactions is subject to having a sufficient amount of assets eligible for these programs, as well as Ford Credit's ability to obtain appropriate credit ratings for those transactions and, for certain committed programs, derivatives to manage the interest rate risk. Over time, and particularly in the event of credit rating downgrades, market volatility, market disruption, or other factors, Ford Credit may reduce the amount of receivables it purchases or originates because of funding constraints. In addition, Ford Credit may reduce the amount of receivables it purchases or originates if there is a significant decline in the demand for the types of securities it offers or Ford Credit is unable to obtain derivatives to manage the interest rate risk associated with its securitization transactions. A significant reduction in the amount of receivables Ford Credit purchases or originates would significantly reduce its ongoing results of operations and could adversely affect its ability to support the sale of Ford vehicles.

An increasing interest rate environment may have an adverse effect on borrowing costs for Ford Credit, making it more expensive to fund our operations or leading to higher rates charged to our customers if these costs are passed on.

Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles. Credit risk is the possibility of loss from a customer's or dealer's failure to make payments according to contract terms. Credit risk (which is heavily dependent upon economic factors including unemployment, consumer debt service burden, personal income growth, dealer profitability, and used car prices) has a significant impact on Ford Credit's business. The level of credit losses Ford Credit may experience could exceed its expectations and adversely affect its financial condition or results of operations. In addition, Ford Credit projects expected residual values (including residual value support payments from Ford) and return volumes for the vehicles it leases. Actual proceeds realized by Ford Credit upon the sale of returned leased vehicles at lease termination may be lower than the amount projected, which would reduce Ford Credit's return on the lease transaction. Among the factors that can affect the value of returned lease vehicles are the volume and mix of vehicles returned industrywide, economic conditions, marketing programs, and quality or perceived quality, safety, fuel efficiency, or reliability of the vehicles, or changes in propulsion technology and related legislative changes. Actual return volumes may be influenced by these factors, as well as by contractual lease-end values relative to auction values. If auction values decrease significantly in the future, return volumes could exceed Ford Credit's expectations. Each of these factors, alone or in combination, has the potential to adversely affect Ford Credit's results of operations if actual results were to differ significantly from Ford Credit's projections. See "Critical Accounting Estimates" in Item 7 for additional discussion.

Economic and demographic experience for pension and OPEB plans (e.g., discount rates or investment returns) could be worse than Ford has assumed. The measurement of our obligations, costs, and liabilities associated with benefits pursuant to our pension and OPEB plans requires that we estimate the present value of projected future payments to all participants. We use many assumptions in calculating these estimates, including assumptions related to discount rates, investment returns on designated plan assets, and demographic experience (e.g., mortality and retirement rates). We generally remeasure these estimates at each year end and recognize any gains or losses associated with changes to our plan assets and liabilities in the year incurred. To the extent actual results are less favorable than our assumptions, we may recognize a remeasurement loss in our results, which could be substantial. For additional information regarding our assumptions, see "Critical Accounting Estimates" in Item 7 and Note 16 of the Notes to the Financial Statements.

Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition. We have defined benefit retirement plans in the United States that cover many of our hourly and salaried employees. We also provide pension benefits to non-U.S. employees and retirees, primarily in Europe. In addition, we sponsor plans to provide OPEB for retired employees (primarily health care and life insurance benefits). See Note 16 of the Notes to the Financial Statements for more information about these plans. These benefit plans impose significant liabilities on us and could require us to make additional cash contributions, which could impair our liquidity. If our cash flows and capital resources are insufficient to meet any pension or OPEB obligations, we could be forced to reduce or delay investments and capital expenditures, suspend dividend payments, seek additional capital, or restructure or refinance our indebtedness.

Legal and Regulatory Risks

Ford and Ford Credit could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, services, perceived environmental impacts, or otherwise. We spend substantial resources to comply with governmental safety regulations, mobile and stationary source emissions regulations, consumer and automotive financial regulations, labor and employment practices, and other standards, but we cannot ensure that employees, contractors, agents, or other individuals affiliated with us will not violate such laws or regulations, which could result in civil or criminal liability. In addition, as discussed below under "*Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations*" and "*Ford Credit could be subject to new or increased credit regulations, consumer protection regulations, or other regulations*," regulatory standards and interpretations may change on short notice and impact our compliance status. Government investigations against Ford or Ford Credit have resulted in, and may in the future result in, fines, penalties, orders, or other resolutions, through litigation, administrative proceedings, settlement, or otherwise, which have in the past had, and could in the future have, an adverse impact on our financial condition, results of operations, or the operation of our business, including oversight by regulators or a government-appointed monitor. Moreover, compliance with governmental standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. In certain circumstances, courts may permit civil actions even where our vehicles, services, and financial products comply with federal and/or other applicable law. Furthermore, simply responding to actual or threatened litigation or government investigations of our compliance with regulatory standards, whether related to our products, services, or business or commercial relationships, requires significant expenditures of time and other resources and may be disruptive to our operations. Litigation also is inherently uncertain, and we have in the past experienced, and could in the future experience, significant adverse results, including compensatory and punitive damage awards, a disgorgement of profits or revenue, or injunctive relief, any of which could have an adverse effect on our financial condition, results of operations, or our business in general, particularly with larger jury verdicts becoming more prevalent. While we have an insurance program that provides coverage for certain claims, it may not be sufficient to cover the losses incurred. In addition, adverse publicity surrounding an allegation, litigation, or investigation, even if there is no merit to the matter, may cause significant reputational harm or create a negative public perception of our products and services, which could have a significant adverse effect on our sales.

Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations. The automotive industry is subject to regulations worldwide that govern product characteristics and that differ by global region, country, and sometimes within national boundaries. Regulators have enacted and are proposing standards to address concerns regarding the environment (including concerns about global climate change and air quality), vehicle safety, and energy independence, and the regulatory landscape can change on short notice. These regulations vary, but generally require that over time motor vehicles and engines emit less air pollution, including GHG emissions, oxides of nitrogen, hydrocarbons, carbon monoxide, and particulate matter, and there are associated increased reporting requirements. Similarly, we are making substantial investments in our facilities and revising our processes to not only comply with applicable regulations but also to make our operations more efficient and sustainable. As our suppliers make similar investments, any higher costs may be passed on to us. In the United States, legal and policy debates on environmental regulations are continuing, with a recent primary trend toward reducing GHG emissions and increasing vehicle electrification. However, different federal administrations have either sought to make standards more strict or to make them less strict, with one administration often replacing the regulations enacted by the last. Various third parties routinely seek judicial review of these federal regulatory and deregulatory efforts. In parallel, California continues to enact increasingly strict emissions standards and requirements for ZEVs (standards that some other states are adopting), and those actions are also the subject of legal challenges. Court rulings regarding regulatory actions by federal, California, and other state regulators create uncertainty and the potential for applicable regulatory standards to change quickly. In addition, many governments regulate local product content or impose import requirements with the aim of creating jobs, protecting domestic producers, and influencing the balance of payments.

We regularly refine our product cycle plan to improve the fuel economy of our internal combustion vehicles and to offer more propulsion choices, such as hybrid and electrified vehicles, that generate lower GHG emissions. Electrification is our core strategy to comply with current and anticipated environmental laws and regulations in major markets. However, there are limits to our ability to reduce emissions and increase fuel economy over given time frames and many factors that could delay or impede our plans. Those factors primarily relate to the cost and effectiveness of available technologies; consumer acceptance of new technologies and their costs; changes in industrial policy, including incentives for electric vehicles and battery manufacturing and requirements for battery supply chains; changes in trade policy, which may affect the profitability of certain products; changes in vehicle mix (as described in more detail above under "*Ford's new and existing products and digital, software, and physical services are subject to market acceptance and face significant competition from existing and new entrants in the automotive and digital and software services industries, and Ford's reputation may be harmed based on positions it takes or if it is unable to achieve the initiatives it has announced*"); the appropriateness (or lack thereof) of certain technologies for use in particular vehicles; the widespread availability (or lack thereof) of supporting infrastructure for new technologies, including charging for electric vehicles; the availability (or lack thereof) of the raw materials and component supply to make affordable batteries and other elements of electric vehicles; and the human, engineering, and financial resources necessary to deploy new technologies across a wide range of products and powertrains in a short time. If fuel prices are relatively low and market conditions or the consumer attributes of our vehicles do not lead consumers to purchase electric vehicles and other highly fuel-efficient vehicles in sufficient numbers, it may be difficult to meet applicable environmental standards and may constrain our ability to sell internal combustion engine vehicles, including some of the more profitable vehicles in our portfolio. Our obligations under the regulatory compliance credit purchase agreements we have entered into, including the ultimate number of credits we may purchase under those agreements, are dependent on the sellers' delivery of the credits. If the seller under a credit purchase agreement does not deliver the credits contracted for, it may cause us to be out of compliance with emissions standards or other requirements. Such noncompliance may result in fines, penalties, or other costs, and/or we may need to modify our product plans and be unable to sell certain products. In the event we are obligated to purchase credits under those agreements, the cash impact of such purchases may be significant.

Moreover, the rates of EV growth, production disruptions, stop ships, supply chain limitations, lower-than-planned market acceptance of our vehicles, and/or other circumstances may cause us to modify product plans, or, in some cases, purchase credits, which we have done, in order to comply with emissions standards, fuel economy standards, or ZEV requirements, which could have an adverse effect on our financial condition and results of operations and cause reputational harm.

Increased scrutiny of automaker emission compliance by regulators around the world has led to new regulations, more stringent enforcement programs, additional field actions, demands for reporting on the field performance of emissions components and higher scrutiny of field data, and delays in regulatory approvals. The cost to comply with government regulations concerning new vehicle standards and in-use vehicle requirements, including field service actions, is substantial. Additional regulations, changes in regulatory interpretations, or changes in consumer preferences that affect vehicle mix, as well as any non-compliance with applicable laws and regulations, could have a substantial adverse impact on our financial condition or results of operations. In addition, a number of governments, as well as non-governmental organizations, publicly assess vehicles to their own protocols. Any negative perception regarding the performance of our vehicles subjected to such tests could reduce future sales. Court decisions arising out of consumer and investor litigation could give rise to *de facto* changes in the interpretation of existing emission laws and regulations, thereby imposing new burdens on manufacturers. For more discussion of the impact of standards on our global business, see the "Governmental Standards" discussion in "Item 1. Business" above.

We and other companies continue to develop autonomous vehicle and driver assist technologies, and the U.S. and foreign governments are continuing to develop the regulatory framework that will govern autonomous vehicles and related technologies. Governmental restrictions on such technologies may limit our ability to provide these features to consumers, and manufacturers are facing increased scrutiny from regulators at the state and federal level on system misuse by customers, feature capabilities, and whether advertising for this technology contains false or misleading information. Some states are developing their own regulations that impact the testing and design of autonomous vehicles. This patchwork approach without federal guidance may subject Ford to additional compliance costs. Further, autonomous vehicle and driver assist technologies continue to be scrutinized by the government and consumers, and actual or perceived failures or misuse of these technologies and features have led to government investigations and inquiries, including of Ford, which has responded to information requests from NHTSA and the National Transportation Safety Board about our BlueCruise system. We and other OEMs are required to report to NHTSA crashes that meet NHTSA-defined criteria and occur when certain advanced driver assistance system features are in use. Such events involving our vehicles and technologies could require safety recalls and/or subject us to fines, penalties, damages, investigations, and reputational harm. In addition, the demand for these services by consumers is fluctuating as the technology is rolled out in various stages and with mixed industry results.

Ford and Ford Credit could be affected by the continued development of more stringent privacy, data use, data protection, data access, and artificial intelligence laws and regulations as well as consumers' heightened expectations to safeguard their personal information. We are subject to laws, rules, guidelines from privacy and other regulators, and regulations in the United States and other countries (such as the EU's and the U.K.'s General Data Protection Regulations, the EU's Data Act, the EU's Artificial Intelligence Act, the Colorado Artificial Intelligence Act, and the California Consumer Privacy Act) relating to the collection, use, transfer, and security of data and the personal information of consumers, employees, or others, including laws that may require us to notify regulators and affected individuals of a data security incident. Such laws, rules, and regulations, also apply to our vendors and/or may hold us liable for any violations by our vendors. Existing and newly developed laws and regulations may apply broadly to our operations within the relevant jurisdiction, are subject to change and uncertain interpretations by courts and regulators, and may be inconsistent across jurisdictions. Accordingly, complying with such laws and regulations may lead to a decline in consumer engagement or cause us to incur substantial costs to modify our operations or business practices. Moreover, regulatory actions seeking to impose significant financial penalties for noncompliance and/or legal actions (including pursuant to laws providing for private rights of action by consumers) could be brought against us in the event of a data compromise, misuse of consumer information, or perceived or actual non-compliance with data protection, data access, privacy, or artificial intelligence requirements. The rapid evolution and increased adoption of artificial intelligence technologies may intensify these risks. Further, any unauthorized release of personal information could harm our reputation, disrupt our business, cause us to expend significant resources, and lead to a loss of consumer confidence resulting in an adverse impact on our business and/or consumers deciding to withhold or withdraw consent for our collection or use of data.

Ford Credit could be subject to new or increased credit regulations, consumer protection regulations, or other regulations. As a finance company, Ford Credit is highly regulated by governmental authorities in the locations in which it operates, which can impose significant additional costs and/or restrictions on its business. In the United States, for example, Ford Credit's operations are subject to regulation and supervision under various federal, state, and local laws, including the federal Truth-in-Lending Act, Consumer Leasing Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act.

The Dodd-Frank Act directs federal agencies to adopt rules to regulate the finance industry and the capital markets and gives the Consumer Financial Protection Bureau ("CFPB") broad rule-making and enforcement authority for a wide range of consumer financial protection laws that regulate consumer finance businesses, such as Ford Credit's automotive financing business. Exercise of these powers by the CFPB may increase the costs of, impose additional restrictions on, or otherwise adversely affect companies in the automotive finance business. The CFPB has authority to supervise and examine the largest nonbank automotive finance companies, such as Ford Credit, for compliance with consumer financial protection laws.

Failure to comply with applicable laws and regulations could subject Ford Credit to regulatory enforcement actions, including consent orders or similar orders where Ford Credit may be required to revise practices, remunerate customers, or pay fines. An enforcement action against Ford Credit or publicity around even an allegation that Ford Credit has not complied with applicable laws or regulations could harm Ford Credit's reputation or lead to further litigation.

ITEM 1B. *Unresolved Staff Comments.*

None.

ITEM 1C. *Cybersecurity.*

Cybersecurity Strategy and Risk Management

We devote significant resources to our security program that we believe is reasonably designed to mitigate our cybersecurity and information technology risk. We believe our cybersecurity program is reasonably designed to protect our information systems, software, networks, and other assets against, and mitigate the effects of cybersecurity incidents where unauthorized parties attempt, among other things, to disrupt or degrade service or our operations; misuse or abuse technology and information systems; make unauthorized disclosure of data; or otherwise cause harm to the Company, our customers, suppliers, or dealers, or other key stakeholders. We employ capabilities, processes, and other security measures we believe are reasonably designed to reduce and mitigate these risks, and have requirements for our suppliers and service providers to do the same. Despite having thorough due diligence, onboarding, and cybersecurity assessment processes in place for our suppliers and service providers, the responsibility ultimately rests with those parties to establish and maintain their respective cybersecurity programs. Our ability to monitor the cybersecurity practices of third parties is limited and there can be no assurance that we can prevent or mitigate the risk of any compromise or failure in the information systems, software, networks, and other assets owned or controlled by each of them. When we become aware that a supplier or service provider's cybersecurity has been compromised, we attempt to mitigate the risk to the Company, including, if appropriate and feasible, by terminating the supplier's connection to our information systems.

In an effort to effectively prevent, detect, and respond to cybersecurity threats, we employ a multi-layered cybersecurity risk management program supervised by our Chief Information Security Officer, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, architecture, and processes. This responsibility includes identifying, considering, and assessing potentially material cybersecurity incidents on an ongoing basis, establishing processes designed to prevent and monitor potential cybersecurity risks, implementing mitigation and remedial measures, and maintaining our cybersecurity program. Our program is informed by and designed to comply with the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). Our program leverages both internal and external techniques and expertise. Internally, we perform penetration tests, internal tests/code reviews, and red team exercises, among other things, to evaluate aspects of our cybersecurity program. We also perform phishing and social engineering simulations with, and provide cybersecurity training for, personnel with Company email and access to Company assets, and regularly circulate security awareness newsletters to employees. Externally, we monitor notifications from the U.S. Computer Emergency Readiness Team ("CERT") and various Information Sharing and Analysis Centers (each an "ISAC"); review customer, media, and third-party cybersecurity reports; and operate a bug bounty program. Our cybersecurity program also includes disaster recovery and incident response plans, including a ransomware response plan which is regularly tested and evaluated in tabletop simulations.

The Company's global cybersecurity incident response is also overseen by our Chief Information Security Officer. Our Chief Information Security Officer has served in that role for over 7 years and has over a decade of engineering and operations expertise with cybersecurity technologies and services. Our Chief Information Security Officer reports to our Chief Enterprise Technology Officer who has spent over two decades managing cybersecurity risks as a leader at enterprise software and *Fortune 50* companies. Our Chief Enterprise Technology Officer reports directly to our Chief Executive Officer.

When a cybersecurity threat or incident is identified, our policy is to review and triage the threat or incident, and to then manage it to conclusion in accordance with our cybersecurity incident response processes. When a cybersecurity incident is determined to be significant, it is addressed by management committees using processes that leverage subject-matter expertise from across the Company. Further, we have in the past and may in the future engage with third-party advisors and government and law enforcement agencies as part of our incident management processes. All cybersecurity incidents that are identified as reasonably having the potential to be highly significant to the Company are brought to the attention of both the Chief Enterprise Technology Officer and Chief Policy Officer and General Counsel by the Chief Information Security Officer as part of our cybersecurity incident response processes.

Cybersecurity Governance and Oversight

Cybersecurity risk identification, assessment, and management are integrated into our overall enterprise risk management program. As part of its enterprise risk management efforts, the Board meets with senior management, including the executive leadership team, to assess and respond to critical business risks. These critical enterprise risks are assessed by senior management annually and discussed with the Board. Then each of the top risks are validated, prioritized, and assigned risk owners who are responsible to oversee risk assessment, develop and implement mitigation plans, and provide regular updates to the Board (and/or Board committee assigned to the risk). In this way, critical business risks, including cybersecurity risk, benefit from both top-down and bottom-up risk management efforts that we believe are reasonably designed to escalate key risk and control issues to senior management and the Board.

As a result of this enterprise risk management process, cybersecurity threats have been and continue to be identified as one of the Company's critical business risks, with our Chief Enterprise Technology Officer and Chief Information Security Officer assigned as the executive risk owners. The Chief Enterprise Technology Officer and Chief Information Security Officer monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including through the operation of the Company's global cybersecurity incident response plans, which include provisions for escalation to the Chief Policy Officer and General Counsel, as well as the Board and its committees, as appropriate. As discussed below, the executive risk owners for cybersecurity risk report out to the Audit Committee and, in some cases, the Board, on a regular basis as part of our enterprise risk management process.

The Board has delegated primary responsibility for the oversight of cybersecurity and information technology risks, and the Company's preparedness for these risks, to the Audit Committee. As part of its oversight responsibilities, the Audit Committee receives regular updates on our cybersecurity practices as well as cybersecurity and information technology risks from our Chief Information Security Officer. These updates include topics related to cybersecurity practices, cyber risks, and risk management processes, such as updates to our cybersecurity programs and mitigation strategies, and other cybersecurity developments. In addition to these regular updates, as part of our incident response processes, the Chief Enterprise Technology Officer, in collaboration with the Chief Information Security Officer and Chief Policy Officer and General Counsel, provides updates on certain cybersecurity incidents to the Audit Committee and, in some cases, the Board. The Audit Committee reviews and provides input into and oversight of our cybersecurity processes, and in the event Ford determines it has experienced a material cybersecurity incident, the Audit Committee is notified about the incident in advance of filing a Current Report on Form 8-K.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For a discussion of whether and how cybersecurity incidents, ransomware attacks, and other disruptions to our operational information systems, security systems, vehicles, and services could reasonably be expected to affect the Company, including its business strategy, results of operations or financial condition, see our risk factors above in Item 1A. generally and, in particular, "*Operational information systems, security systems, vehicles, and services could be affected by cybersecurity incidents, ransomware attacks, and other disruptions and impact Ford, Ford Credit, their suppliers, and dealers*" on page 22.

ITEM 2. *Properties.*

Our principal properties include manufacturing and assembly facilities, distribution centers, warehouses, sales or administrative offices, and testing, prototype, and operations space.

We own substantially all of our U.S. manufacturing and assembly facilities. Our facilities are situated in various sections of the country and include assembly plants, engine plants, casting plants, metal stamping plants, transmission plants, and other component plants. Most of our distribution centers are leased (we own approximately 34% of the total square footage and lease the balance). The majority of the warehouses that we operate are leased, although many of our manufacturing and assembly facilities contain some warehousing space. Substantially all of our sales offices are leased space. Approximately 80% of the total square footage of our testing, prototype, and operations space is owned by us.

In addition, we maintain and operate manufacturing plants, assembly facilities, parts distribution centers, and engineering centers outside of the United States. We own substantially all of our non-U.S. manufacturing plants, assembly facilities, and engineering centers. The majority of our parts distribution centers outside of the United States are either leased or provided by vendors under service contracts.

We and the entities that we consolidated as of December 31, 2024 use over 375 operations facilities globally, including testing and prototype, across 24 countries, and 41 manufacturing and assembly plants, which includes plants that are operated by us or our consolidated joint venture that support our Ford Blue, Ford Model e, and Ford Pro segments.

We have one consolidated joint venture with manufacturing operations, which is in our Ford Blue segment:

- *Ford Vietnam Limited* — a joint venture between Ford (75% partner) and Diesel Song Cong One Member Limited Liability Company (a subsidiary of the Vietnam Engine and Agricultural Machinery Corporation, which, in turn, is majority owned (87.43%) by the State of Vietnam represented by the Ministry of Industry and Trade) (25% partner). Ford Vietnam Limited assembles and distributes a variety of Ford passenger and commercial vehicle models. The joint venture operates one plant in Vietnam.

In addition to the plants that we operate directly or that are operated by our consolidated joint venture, additional plants that support our Ford Blue, Ford Model e, and Ford Pro segments are operated by unconsolidated joint ventures of which we are a partner. The most significant of those unconsolidated joint ventures are as follows:

- *AutoAlliance (Thailand) Co., Ltd. ("AAT")* — a 50/50 joint venture between Ford and Mazda that owns and operates a manufacturing plant in Rayong, Thailand. AAT produces Ford and Mazda products for domestic and export sales.

- *BlueOval SK, LLC* — a 50/50 joint venture among Ford, SK On Co., Ltd., and SK Battery America, Inc. (a wholly owned subsidiary of SK On) that is building and will operate electric vehicle battery plants in Tennessee and Kentucky to supply batteries to Ford and Ford affiliates.

- *Changan Ford Automobile Corporation, Ltd. ("CAF")* — a 50/50 joint venture between Ford and Chongqing Changan Automobile Co., Ltd. ("Changan"). CAF operates four assembly plants, an engine plant, and a transmission plant in China where it produces and distributes a variety of Ford and Lincoln brand passenger vehicle models.

- *Ford Otomotiv Sanayi Anonim Sirketi ("Ford Otosan")* — a joint venture in Türkiye among Ford (41% partner), the Koc Group of Türkiye (41% partner), and public investors (18%) that is the sole supplier to us of the Transit, Transit Custom, and Transit Courier commercial vehicles and the Puma for Europe and the sole distributor of Ford vehicles in Türkiye. Ford Otosan also manufactures Ford heavy trucks for markets in Europe, the Middle East, and Africa. The joint venture owns three plants, a parts distribution depot, and a research and development center in Türkiye, and a combined vehicle and engine plant in Romania.

- *JMC* — a publicly-traded company in China with Ford (32% shareholder) and Nanchang Jiangling Investment Co., Ltd. (41% shareholder) as its controlling shareholders. Nanchang Jiangling Investment Co., Ltd. is a 50/50 joint venture between Changan and Jiangling Motors Company Group. The public investors in JMC own 27% of its total outstanding shares. JMC assembles Ford Transit, Ford Ranger, a series of Ford SUVs, Ford engines, and non-Ford vehicles and engines for distribution in China and, for certain products, other export markets. JMC operates two assembly plants and one engine plant in Nanchang.

The facilities described above are, in the opinion of management, suitable and adequate for the manufacture and assembly of our and our joint ventures' products.

The furniture, equipment, and other physical property owned by our Ford Credit operations are not material in relation to the operations' total assets.

ITEM 3. *Legal Proceedings.*

The litigation process is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. See Note 24 of the Notes to the Financial Statements for a discussion of loss contingencies. Following is a discussion of our significant pending legal proceedings:

PRODUCT LIABILITY MATTERS

We are a defendant in numerous actions in state and federal courts within and outside of the United States alleging damages from injuries resulting from (or aggravated by) alleged defects in our vehicles. In many actions, no monetary amount of damages is specified or the specific amount alleged is the jurisdictional minimum. Our experience with litigation alleging a specific amount of damages suggests that such amounts, on average, bear little relation to the actual amount of damages, if any, that we will pay in resolving such matters.

In addition to pending actions, we assess the likelihood of incidents that likely have occurred but not yet been reported to us. We also take into consideration specific matters that have been raised as claims but have not yet proceeded to litigation. Individual product liability matters that have more than a remote risk of loss and such loss would likely be significant if the matter is resolved unfavorably to us would be described herein. Currently there are no such matters to report.

Below is a product liability matter currently pending against Ford:

Hill v. Ford. Plaintiffs in this product liability action pending in Georgia state court allege that the roof of a 2002 Ford F-250 involved in a rollover accident was defectively designed. During the first trial in 2018, the judge declared a mistrial, ruled that Ford's attorneys had violated pre-trial rulings while presenting evidence, and sanctioned Ford by prohibiting Ford from introducing any evidence at the second trial to show that the roof design of the F-250 was not defective. During the second trial in August 2022, a jury found that Pep Boys (the party that sold the tires on the vehicle involved in the rollover accident) was responsible for 30% of the damages, and Ford, as a direct result of the sanctions order prohibiting Ford from presenting its defense, was responsible for 70% of the damages, resulting in $16.8 million in damages being apportioned to Ford. The jury subsequently awarded punitive damages against Ford in the amount of $1.7 billion. We filed post-trial motions seeking a new trial, and on September 14, 2023, the trial court denied our post-trial motions. On October 13, 2023, Ford filed a notice of appeal with the Georgia Court of Appeals, and on November 1, 2024, the Georgia Court of Appeals vacated the trial court's judgment and remanded the matter for a new trial. On November 7, 2024, the plaintiffs filed their notice of intent to petition the Georgia Supreme Court for a writ of certiorari, and on December 19, 2024, the plaintiffs filed their petition with the Georgia Supreme Court. Ford filed its response to the petition on February 5, 2025.

ASBESTOS MATTERS

Asbestos was used in some brakes, clutches, and other automotive components from the early 1900s. Along with other vehicle manufacturers, we have been the target of asbestos litigation and, as a result, are a defendant in various actions for injuries claimed to have resulted from alleged exposure to Ford parts and other products containing asbestos. Plaintiffs in these personal injury cases allege various health problems as a result of asbestos exposure, either from component parts found in older vehicles, insulation or other asbestos products in our facilities, or asbestos aboard our former maritime fleet. We believe that we are targeted more aggressively in asbestos suits because many previously targeted companies have filed for bankruptcy or emerged from bankruptcy relieved of liability for such claims.

Most of the asbestos litigation we face involves individuals who claim to have worked on the brakes of our vehicles. We are prepared to defend these cases and believe that the scientific evidence confirms our long-standing position that there is no increased risk of asbestos-related disease as a result of exposure to the type of asbestos formerly used in the brakes on our vehicles. The extent of our financial exposure to asbestos litigation remains very difficult to estimate and could include both compensatory and punitive damage awards. The majority of our asbestos cases do not specify a dollar amount for damages; in many of the other cases the dollar amount specified is the jurisdictional minimum, and the vast majority of these cases involve multiple defendants. Some of these cases may also involve multiple plaintiffs, and we may be unable to tell from the pleadings which plaintiffs are making claims against us (as opposed to other defendants). Annual payout and defense costs may become significant in the future. Our accrual for asbestos matters includes probable losses for both asserted and unasserted claims.

CONSUMER MATTERS

We provide warranties on the vehicles we sell. Warranties are offered for specific periods of time and/or mileage and vary depending upon the type of product and the geographic location of its sale. Pursuant to these warranties, we will repair, replace, or adjust parts on a vehicle that are defective in factory-supplied materials or workmanship during the specified warranty period. Software updates are increasingly a component of vehicle service and may be performed during warranty coverage repairs, through field service actions, or through over-the-air updates. We are a defendant in numerous actions in state and federal courts alleging breach of warranty and claiming damages based on state and federal consumer protection laws. Remedies under these statutes may include vehicle repurchase, civil penalties, and payment by Ford of the plaintiff's attorneys' fees. In some cases, plaintiffs also include an allegation of fraud. Remedies for a fraud claim may include contract rescission, vehicle repurchase, and punitive damages. Annual payout and defense costs may become significant in the future.

The cost of these litigation matters is included in our warranty costs. We accrue obligations for warranty costs at the time of sale using a patterned estimation model that includes historical information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. We reevaluate the adequacy of our accruals on a regular basis.

We are currently a defendant in a significant number of litigation matters relating to the performance of vehicles, including those equipped with DPS6 transmissions.

ENVIRONMENTAL MATTERS

We have received notices under various federal and state environmental laws that we (along with others) are or may be a potentially responsible party for the costs associated with remediating numerous hazardous substance storage, recycling, or disposal sites in many states and, in some instances, for natural resource damages. We also may have been a generator of hazardous substances at a number of other sites. The amount of any such costs or damages for which we may be held responsible could be significant. Any legal proceeding arising under any federal, state, or local provisions that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment, in which (i) a governmental authority is a party, and (ii) we believe there is the possibility of monetary sanctions (exclusive of interest and costs) in excess of $1,000,000 is described herein.

On June 16, 2022, the New Jersey Department of Environmental Protection ("NJDEP") filed a complaint in the Superior Court of New Jersey (Bergen County) seeking natural resource damages and other claims related to the Ringwood Mines/Landfill Site located in Ringwood, New Jersey. On February 21, 2023, the court denied our motion to dismiss. We continue to defend against the NJDEP's allegations.

CLASS ACTIONS

In light of the fact that few of the purported class actions filed against us in the past have been certified by the courts as class actions, in general we list those actions that (i) have been certified as a class action by a court of competent jurisdiction (and any additional purported class actions that raise allegations substantially similar to an existing and certified class), and (ii) have more than a remote risk of loss, and such loss would likely be significant if the action is resolved unfavorably to us. At this time, we have no such class actions filed against us.

OTHER MATTERS

Brazilian Tax Matters. One Brazilian state (São Paulo) and the Brazilian federal tax authority currently have outstanding substantial tax assessments against Ford Motor Company Brasil Ltda. ("Ford Brazil") related to state and federal tax incentives Ford Brazil received for its operations in the Brazilian state of Bahia. The São Paulo assessment is part of a broader conflict among various states in Brazil. The federal legislature enacted laws designed to encourage the states to end that conflict, and in 2017 the states reached an agreement on a framework for resolution. Ford Brazil continues to pursue a resolution under the framework and expects the amount of any remaining assessments by the states to be resolved under that framework. The federal assessments are outside the scope of the legislation.

All of the outstanding assessments have been appealed to the relevant administrative court of each jurisdiction. To proceed with an appeal within the judicial court system, an appellant may be required to post collateral. To date, we have not been required to post any collateral. If we are required to post collateral, which could be in excess of $1 billion, we expect it to be in the form of fixed assets, surety bonds, and/or letters of credit, but we may be required to post cash collateral. Although the ultimate resolution of these matters may take many years, we consider our overall risk of loss to be remote.

European Commission and U.K. Competition and Markets Authority Matter. On March 15, 2022, the European Commission (the "Commission") and the U.K. Competition and Markets Authority (the "CMA") conducted unannounced inspections at the premises of, and sent formal requests for information to, several companies and associations active in the automotive sector, including Ford. The inspections and requests for information concern possible collusion in relation to the collection, treatment, and recovery of end-of-life cars and vans ("ELVs"). We understand that the scope of the investigations includes determining whether manufacturers and importers of passenger cars and vans agreed to an approach to (i) the compensation of ELV collection, treatment, and recovery companies, and (ii) the use of data relating to the recyclability or recoverability of ELVs in marketing materials, and whether such conduct violates relevant competition laws. If a violation is found, a broad range of remedies is potentially available to the Commission and/or CMA, including imposing a fine and/or the prohibition or restriction of certain business practices. We are continuing to cooperate with the Commission and the CMA.

National Highway Traffic Safety Administration Consent Order. On November 13, 2024, Ford entered into a consent order (the "Consent Order") with the National Highway Traffic Safety Administration ("NHTSA") to resolve, without an admission of liability, allegations made by NHTSA following its investigation into whether a recall conducted by Ford in 2020 addressing rearview camera performance was timely under NHTSA's regulations. The Consent Order includes a $165 million civil penalty, which consists of a $65 million cash payment from Ford, $55 million held in abeyance subject to Ford's adherence to the terms of the Consent Order, and $45 million that Ford will use to invest in advanced data analytics, a new testing facility, and certain other projects to enhance compliance with NHTSA's requirements. In addition, during the term of the Consent Order, Ford has agreed to submit a monthly Safety Evaluation List ("SEL") to NHTSA and to meet with NHTSA each quarter to review and answer NHTSA's questions about any of the issues on the SEL. Further, Ford has hired an independent third party selected by NHTSA to assess the Company's adherence to the Consent Order and Vehicle Safety Act over the term of the Consent Order and to report on Ford's progress to NHTSA. Ford has also committed to review prior recalls over the past three years to ensure that all impacted vehicles were captured. In the event Ford determines that it must add more vehicles to the population, the Company will update the applicable recalls. The term of the Consent Order is three years, and it may be extended for one additional year at NHTSA's discretion.

ITEM 4. *Mine Safety Disclosures.*

Not applicable.

ITEM 4A. *Information About Our Executive Officers.*

Our executive officers are as follows, along with each executive officer's position and age at February 1, 2025:

Name	Position	Position Held Since	Age
William Clay Ford, Jr. (a)	Executive Chair and Chair of the Board	September 2006	67
James D. Farley, Jr. (b)	President and Chief Executive Officer	October 2020	62
John Lawler (c)	Vice Chair and Chief Financial Officer	October 2020	58
Ashwani ("Kumar") Galhotra	Chief Operating Officer	October 2023	59
Michael Amend	Chief Enterprise Technology Officer	September 2021	47
Steven P. Croley	Chief Policy Officer and General Counsel	July 2021	59
J. Doug Field	Chief EV, Digital, and Design Officer	October 2023	59
Andrew Frick	President, Ford Blue and Ford Customer Service Division	October 2023	51
Marin Gjaja	Chief Operating Officer, Ford Model e	September 2023	55
Jennifer Waldo	Chief People and Employee Experience Officer	May 2022	48
Shengpo ("Sam") Wu	President and Chief Executive Officer, Ford of China	March 2023	58
Mark Kosman	Chief Accounting Officer	February 2024	59

_____
(a)   Also a Director, Chair of the Office of the Chair and Chief Executive, Chair of the Finance Committee, and a member of the Sustainability, Innovation and Policy Committee of the Board of Directors. Mr. Ford's daughter, Alexandra Ford English, is a member of the Board of Directors.
(b)   Also a Director and member of the Office of the Chair and Chief Executive.
(c)   Mr. Lawler has held the position of Chief Financial Officer since October 2020. He received the additional title of Vice Chair in June 2024.

Except as noted below, each of the officers listed above has been employed by Ford or its subsidiaries in one or more capacities during the past five years.

Prior to joining Ford:

•   Michael Amend was President, Online, at Lowe's from 2018 to 2021. From 2015 to 2018, Mr. Amend served as Executive Vice President, Omnichannel, at JCPenney.

•   Steven Croley was a partner in the Washington, D.C., office of Latham & Watkins from 2017 to 2021. From 2014 to 2017, Mr. Croley served as General Counsel for the U.S. Department of Energy.

•   J. Doug Field was Vice President, Special Projects Group, at Apple from 2018 to 2021. From 2013 to 2018, Mr. Field served as Tesla's Senior Vice President of Engineering.

•   Marin Gjaja was Senior Partner and Managing Director at Boston Consulting Group ("BCG"). He had been at BCG since 1996.

•   Jennifer Waldo was Vice President, People Business Partners at Apple from 2019 to 2022. From 2015 to 2019, Ms. Waldo was Chief Human Resources Officer at GE Digital.

•   Shengpo "Sam" Wu was Executive Vice President and President, Whirlpool Asia from 2019 until he retired from that position in 2022. He served in an advisory role and as the Vice-Chairman of Whirlpool China Co., Ltd. from 2022 to 2023. Mr. Wu joined Whirlpool Corporation in 2017 as President, Whirlpool Asia and a member of the company's Executive Committee.

Under our by-laws, executive officers are elected by the Board of Directors at an annual meeting of the Board held for this purpose or by a resolution to fill a vacancy. Each officer is elected to hold office until a successor is chosen or as otherwise provided in the by-laws.

 ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market for Registrant's Stock

Our Common Stock is listed on the New York Stock Exchange in the United States under the symbol F. As of February 3, 2025, stockholders of record of Ford included approximately 96,223 holders of Common Stock and 3 holders of Class B Stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our Common Stock is held in "street name" by brokers.

Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares the cumulative total shareholder return on our Common Stock with the total return on the S&P 500 Index and the Dow Jones Automobiles & Parts Titans 30 Index for the five year period ended December 31, 2024. It shows the growth of a $100 investment on December 31, 2019, including the reinvestment of all dividends.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Company/Index	Base Period	Years Ending				
	2019	2020	2021	2022	2023	2024
Ford Motor Company	100	96	228	132	153	133
S&P 500	100	118	152	125	158	197
Dow Jones Automobiles & Parts Titans 30	100	151	188	128	170	183

Issuer Purchases of Equity Securities

In the fourth quarter of 2024, we completed an anti-dilutive share repurchase program to offset the dilutive effect of share-based compensation granted during 2024. The program authorized repurchases of up to 53 million shares of Ford Common Stock. As shown in the rightmost column of the table below, we do not intend to make any further purchases under this program because its anti-dilutive purpose was fulfilled after purchasing only 36.43 million shares.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly-Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 through October 31, 2024	—	$ —	—	30,270,000
November 1, 2024 through November 30, 2024	13,700,000	10.91	13,700,000	16,570,000
December 1, 2024 through December 31, 2024	—	—	—	16,570,000 [a]
Total / Average	13,700,000	$ 10.91	13,700,000	

_____

(a) The share repurchase program announced February 7, 2024 authorized repurchases of up to 53 million shares of Ford Common Stock. Although we have repurchased 36.43 million shares and the program was authorized for up to 53 million, we do not intend to make any further purchases under this program because its anti-dilutive purpose has been fulfilled.

Dividends

The table below shows the dividends we paid per share of Common and Class B Stock for each quarterly period in 2023 and 2024:

	2023				2024			
	First Quarter[a]	Second Quarter	Third Quarter	Fourth Quarter	First Quarter[a]	Second Quarter	Third Quarter	Fourth Quarter
Dividends per share of Ford Common and Class B Stock	$ 0.80	$ 0.15	$ 0.15	$ 0.15	$ 0.33	$ 0.15	$ 0.15	$ 0.15

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(a) In the first quarter of 2023 and 2024, in addition to a regular dividend of $0.15 per share, we paid a supplemental dividend of $0.65 per share and $0.18 per share, respectively.

On February 5, 2025, we declared a regular dividend of $0.15 per share and a supplemental dividend of $0.15 per share.

Subject to legally available funds, we intend to continue to pay a regular quarterly cash dividend on our outstanding Common Stock and Class B Stock. The declaration and payment of future dividends is at the sole discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, available cash, and current and anticipated cash needs.

ITEM 6. *[Reserved.]*

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Key Trends and Economic Factors Affecting Ford and the Automotive Industry

Trade Policy. To the extent governments in various regions implement or intensify barriers to imports, such as erecting tariff or non-tariff barriers or manipulating their currency, and provide advantages to local exporters selling into the global marketplace, there can be a significant negative impact on manufacturers based in other markets. In addition, as governments consider an expanded use of tariffs as a lever in achieving a balance of trade, this new dynamic could have a substantial adverse effect on our business and the automotive sector. The new, substantial tariff increases on imports to the United States from Canada and Mexico (in addition to China) announced on February 1, 2025, should they be implemented and sustained for an extended period of time, would have a significant adverse effect, including financial, on the overall automotive industry, Ford, and our supply chain. We will continue to monitor and address the developing role that geopolitical, climate, and labor concerns are playing in trade relations.

Production and Supply Chain. We continued to see improved supply chain throughput in 2024 resulting from improved resilience to short term disruptions. However, production constraints due to capacity and labor shortages remain as we adjust to shifting market conditions and balance our production mix, and the increased tariffs announced on February 1, 2025 and any additional tariffs, as discussed above, could have a significant impact on our supply chain and, in turn, our production. We continue to reevaluate our supply base and sourcing decisions and may in the future incur charges to improve flexibility and cost competitiveness.

Currency Exchange Rate Volatility. Globally, central banks have begun shifting from tightening policy by raising interest rates to holding rates steady or, in several markets, beginning to cut rates. As they do, they need to carefully balance the risk that inflation remains elevated against the heightened financial and economic risks associated with high interest rates. This is notable for many emerging markets, which may also face increased exposure to commodity prices and political instability, contributing to unpredictable movements in the value of their exchange rates. In addition to direct impacts on the financial flows of global automotive companies, currency movements can also impact pricing of vehicles exported to overseas markets. In most markets, exchange rates are market-determined, and all are impacted by many different macroeconomic and policy factors, and thus likely to remain volatile. However, in some markets, exchange rates are heavily influenced or controlled by governments.

Pricing Pressure. Despite vehicle pricing remaining elevated over the last year due to strong demand, supply shortages, and inflationary costs, we have already observed some declines in new and used vehicle prices as auto production recovers from the semiconductor shortage, but it is unclear whether prices will decline fully to pre-COVID-19 pandemic levels. Intense competition and excess capacity are likely to put downward pressure on inflation-adjusted prices, including increased marketing incentives, for similarly-contented vehicles and contribute to a challenging pricing environment for the automotive industry in most major markets.

Electric Vehicle Market. Although we continue to invest in our electric vehicle strategy, we have observed lower-than-anticipated industrywide electric vehicle adoption rates and near-term pricing pressures, which has led us, and may in the future lead us, to adjust our spending, production, and/or product launches to better match the pace of electric vehicle adoption. In 2024, we recorded $1.2 billion of expenses related to the cancellation of a previously announced all-electric three-row SUV program. We may incur additional expenses and cash expenditures of about $700 million related to the cancellation, the majority of which we expect to record by the first half of 2025. Further, significant unexpected changes in the EV demand environment have led, and may in the future lead, to incremental competitive pricing actions, and we may continue to incur expenses related to payments to our electric vehicle-related suppliers (battery, raw material, or otherwise), asset write-downs, or other matters. These market dynamics may continue to occur, which could have a substantial impact on our business, including our investments in supply and production capacity. In addition, policy change in the United States could reduce or eliminate supply- and demand-side incentives, resulting in slower adoption of EVs. Further, the pace of EV adoption could force Ford to take various product-led actions (e.g., curtailing the production and sale of certain internal combustion vehicles) that could have substantial adverse effects on our sales volume and operations. See Item 1A. Risk Factors for additional discussion of the risks related to lower-than-anticipated electric vehicle volumes and our planned transition to a greater mix of electric vehicles.

Commodity and Energy Prices. Prices for commodities remain volatile. Spot prices for various commodities have recently diverged somewhat, as weakening in global industrial activity mitigates price increases for base metals such as steel and aluminum, while precious metals (e.g., palladium), and raw materials that are used in batteries for electric vehicles (e.g., lithium, cobalt, and nickel) have declined from historic highs but remain elevated. The net impact on us and our suppliers has been higher material costs overall. To help ensure supply of raw materials for critical components (e.g., batteries), we, like others in the industry, have entered into multi-year sourcing agreements and may enter into additional agreements. Similar dynamics are impacting energy markets, with Europe particularly exposed to the risk of both higher prices and constraints on supply of natural gas due to the ongoing conflict in Ukraine. Such shortages may impact facilities operated by us or our suppliers, which could have an impact on us in Europe and other regions. In the long term, the outcome of de-carbonization and electrification of the vehicle fleet may depress oil demand, but geopolitical dynamics and the global energy transition will also contribute to ongoing volatility of oil and other energy prices.

Vehicle Profitability. Our financial results depend on the profitability of the vehicles we sell, which may vary significantly by vehicle line. In general, larger vehicles tend to command higher prices and be more profitable than smaller vehicles. For example, in Ford Blue, our larger, more profitable vehicles had an average contribution margin that was 150% of our total average contribution margin across all vehicles, whereas our smaller vehicles had significantly lower contribution margins. In addition, government regulations aimed at reducing emissions and increasing fuel efficiency (e.g., ZEV mandates and low emission zones), and other factors that accelerate the transition to electrified vehicles, may increase the cost of vehicles by more than the perceived benefit to consumers and dampen margins.

Inflation and Interest Rates. We continue to see lingering impacts on our business due to inflation, including ongoing geopolitical volatility, driving up energy prices, freight premiums, and other operating costs above normal rates. Although headline inflation in the United States and Europe appears to have peaked, core inflation (excluding food and energy prices) remains elevated and is a source of continued cost pressure on businesses and households. Interest rates have increased significantly and are only now beginning to reverse, as central banks in developed countries attempted to subdue inflation while government deficits and debt remain at high levels in many global markets. Accordingly, the eventual implications of higher government deficits and debt, tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for the business. At Ford Credit, rising interest rates may impact its ability to source funding and offer financing at competitive rates, which could reduce its financing margin.

Revenue

Company excluding Ford Credit revenue is generated primarily by sales of vehicles, parts, accessories, and services from our Ford Blue, Ford Model e, and Ford Pro segments. Revenue is recorded when control is transferred to our customers (generally, our dealers and distributors). For the majority of sales, this occurs when products are shipped from our manufacturing facilities. However, we defer a portion of the consideration received when there is a separate future or stand-ready performance obligation, such as extended service contracts or ongoing vehicle connectivity. Revenue related to extended service contracts is recognized over the term of the agreement in proportion to the costs we expect to incur in satisfying the contract obligations; revenue related to other future or stand-ready performance obligations is generally recognized on a straight-line basis over the period in which services are expected to be performed. We also earn income from operating lease assets, primarily vehicles, and record the income on a straight-line basis over the term of the lease agreement. Proceeds from the sale of vehicles at auction are recognized in revenue upon transfer of control of the vehicle to the buyer.

Most of the vehicles sold by us to our dealers and distributors are financed at wholesale by Ford Credit. Upon Ford Credit originating the wholesale receivable related to a dealer's purchase of a vehicle, Ford Credit pays cash to the relevant Ford entity in payment of the dealer's obligation for the purchase price of the vehicle. The dealer then pays the wholesale finance receivable to Ford Credit when it sells the vehicle to a retail customer.

Our Ford Credit segment revenue is generated primarily from interest on finance receivables and revenue from operating leases. Revenue from interest on finance receivables is recognized over the term of the receivable using the interest method and includes the amortization of certain deferred origination costs. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

Transactions between Ford Credit and our other segments occur in the ordinary course of business. For example, we offer special retail financing and lease incentives to dealers' customers who choose to finance or lease our vehicles from Ford Credit. The cost for these incentives is included in our estimate of variable consideration at the date the related vehicle sales to our dealers are recorded. In order to compensate Ford Credit for the lower interest or lease payments offered to the retail customer, we pay the discounted value of the incentive directly to Ford Credit when it originates the retail finance or lease contract with the dealer's customer. Ford Credit recognizes the incentive amount over the life of retail finance contracts as an element of financing revenue and over the life of lease contracts as a reduction to depreciation. See Note 1 of the Notes to the Financial Statements for a more detailed discussion of transactions between Ford Credit and our other segments.

Costs and Expenses

Our income statement classifies our Company excluding Ford Credit total costs and expenses into two categories: (i) cost of sales, and (ii) selling, administrative, and other expenses. We include within cost of sales those costs related to the development, production, and distribution of our vehicles, parts, accessories, and services. Specifically, we include in cost of sales each of the following: material costs (including commodity costs); freight costs; warranty, including product recall costs; labor and other costs related to the development and production of our vehicles and connectivity, parts, accessories, and services; depreciation and amortization; regulatory compliance expenses; and other associated costs. We include within selling, administrative, and other expenses labor and other costs not directly related to the development and production of our vehicles, parts, accessories, and services, including such expenses as advertising and sales promotion costs.

Certain of our costs, such as material costs, generally vary directly with changes in volume and mix of production. In our industry, production volume often varies significantly from quarter to quarter and year to year. Quarterly production volumes experience seasonal shifts throughout the year (including peak retail sales seasons and the impact on production of model changeover and new product launches). Annual production volumes are heavily impacted by external economic factors, including the pace of economic growth and factors such as the availability of consumer credit and cost of fuel.

As a result, we analyze the profit impact of certain cost changes, holding constant present-year volume and mix and currency exchange, in order to evaluate our cost trends absent the impact of varying production and currency exchange levels. We analyze these cost changes in the following categories:

- *Contribution Costs* – these costs typically vary with production volume. These costs include material (including commodity), warranty, and freight and duty costs.

- *Structural Costs* – these costs typically do not have a directly proportionate relationship to production volume. These costs include manufacturing; vehicle and software engineering; spending-related (primarily depreciation and amortization for our manufacturing and engineering assets); advertising and sales promotion; administrative, information technology, and selling; and pension and OPEB costs.

While contribution costs generally vary directly in proportion to production volume, elements within our structural costs category are impacted to differing degrees by changes in production volume. We also have varying degrees of discretion when it comes to controlling the different elements within our structural costs. For example, depreciation and amortization expense largely is associated with prior capital spending decisions. On the other hand, while labor costs do not vary directly with production volume, manufacturing labor costs may be impacted by changes in volume, for example when we increase overtime, add a production shift, or add personnel to support volume increases. Other structural costs, such as advertising or engineering costs, do not necessarily have a directly proportionate relationship to production volume. Our structural costs generally are within our discretion, although to varying degrees, and can be adjusted over time in response to external factors.

We consider certain structural costs to be a direct investment in future growth and revenue. For example, structural costs are necessary to grow our business and improve profitability, invest in new products and technologies, respond to increasing industry sales volume, and grow our market share.

Cost of sales and *Selling, administrative, and other expenses* for full year 2024 were $168.7 billion. Company excluding Ford Credit's total material and commodity costs make up the largest portion of these costs and expenses, followed by structural costs. Although material costs are our largest absolute cost, our margins can be affected significantly by changes in any category of costs.

RESULTS OF OPERATIONS - 2024

The net income attributable to Ford Motor Company was $5,879 million in 2024. Company adjusted EBIT was $10,208 million.

Net income/(loss) includes certain items ("special items") that are excluded from Company adjusted EBIT. These items are discussed in more detail in Note 25 of the Notes to the Financial Statements. We report special items separately to allow investors analyzing our results to identify certain infrequent significant items that they may wish to exclude when considering the trend of ongoing operating results. Our pre-tax and tax special items were as follows (in millions):

	2023	2024
Restructuring (by Geography)		
Europe	$ (978)	$ (716)
North America Hourly Buyouts	—	(260)
China	(958)	(16)
Other (a)	(87)	—
Subtotal Restructuring	$ (2,023)	$ (992)
Other Items		
EV program cancellation	$ —	$ (1,200)
Transit Connect customs matter	(396)	—
Extended Oakville Assembly Plant Changeover	—	(181)
EV program dispute	(143)	19
Other (including gains/(losses) on investments)	(188)	22
Subtotal Other Items	$ (727)	$ (1,340)
Pension and OPEB Gain/(Loss)		
Pension and OPEB remeasurement	$ (2,058)	$ 687
Pension settlements, curtailments, and separations costs	(339)	(215)
Subtotal Pension and OPEB Gain/(Loss)	$ (2,397)	$ 472
Total EBIT Special Items	$ (5,147)	$ (1,860)
Provision for/(Benefit from) tax special items (b)	$ (1,273)	$ (323)

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(a)   2023 includes $28 million related to restructuring charges in India and $41 million in North America.
(b)   Includes related tax effect on special items and tax special items.

We recorded $1,860 million of pre-tax special item charges in 2024, primarily reflecting a write-down of certain product specific assets and other expenses related to the cancellation of a previously planned all-electric three-row SUV program, continued ongoing restructuring actions in Europe, and buyouts for hourly employees in North America. Pension and OPEB remeasurement was a partial offset.

In Note 25 of the Notes to the Financial Statements, special items are reflected as a separate reconciling item, as opposed to being allocated among our segments. This reflects the fact that management excludes these items from its review of operating segment results for purposes of measuring segment profitability and allocating resources.

COMPANY KEY METRICS

The table below shows our full year 2024 key metrics for the Company compared to a year ago.

		2023		2024		H / (L)
GAAP Financial Measures						
Cash Flows from Operating Activities ($B)	$	14.9	$	15.4	$	0.5
Revenue ($M)		176,191		184,992		5%
Net Income/(Loss) ($M)		4,347		5,879	$	1,532
Net Income/(Loss) Margin (%)		2.5%		3.2%		0.7 ppts
EPS (Diluted)	$	1.08	$	1.46	$	0.38
Non-GAAP Financial Measures (a)						
Company Adj. Free Cash Flow ($B)	$	6.8	$	6.7	$	(0.1)
Company Adj. EBIT ($M)		10,416		10,208		(208)
Company Adj. EBIT Margin (%)		5.9%		5.5%		(0.4) ppts
Adjusted EPS (Diluted)	$	2.01	$	1.84	$	(0.17)
Adjusted ROIC (Trailing Four Quarters)		13.9%		12.9%		(1.0) ppts

_____
(a) See *Non-GAAP Financial Measure Reconciliations* section for reconciliation to GAAP.

In 2024, our diluted earnings per share of Common and Class B Stock was $1.46 and our diluted adjusted earnings per share was $1.84.

Net income/(loss) margin was 3.2% in 2024, up from 2.5% a year ago. Company adjusted EBIT margin was 5.5% in 2024, down from 5.9% a year ago.

The table below shows our full year 2024 net income/(loss) attributable to Ford and Company adjusted EBIT by segment (in millions).

		2023		2024		H / (L)
Ford Blue	$	7,462	$	5,284	$	(2,178)
Ford Model e		(4,701)		(5,076)		(375)
Ford Pro		7,222		9,015		1,793
Ford Next		(138)		(50)		88
Ford Credit		1,331		1,654		323
Corporate Other		(760)		(619)		141
Company Adjusted EBIT (a)		10,416		10,208		(208)
Interest on Debt		(1,302)		(1,115)		187
Special Items		(5,147)		(1,860)		3,287
Taxes / Noncontrolling Interests		380		(1,354)		(1,734)
Net Income/(Loss)	$	4,347	$	5,879	$	1,532

_____
(a) See *Non-GAAP Financial Measure Reconciliations* section for reconciliation to GAAP.

The year-over-year increase of $1,532 million in net income/(loss) in 2024 was primarily driven by lower special items and higher Ford Pro EBIT, offset partially by lower Ford Blue EBIT and higher taxes. The lower year-over-year special items primarily reflect the non-recurrence of a pension and OPEB remeasurement loss in 2023, a pension remeasurement gain in 2024, and lower year-over-year restructuring related charges, offset partially by expenses related to the three-row SUV EV program cancellation. The year-over-year decrease of $208 million in Company adjusted EBIT primarily reflects lower Ford Blue and Model e EBIT, offset partially by higher Ford Pro EBIT and Ford Credit EBT.

The tables below and on the following pages provide full year 2024 key metrics and the change in full year 2024 EBIT compared with full year 2023 by causal factor for each of our Ford Blue, Ford Model e, and Ford Pro segments. For a description of these causal factors, see *Definitions and Information Regarding Ford Blue, Ford Model e, and Ford Pro Causal Factors*.

Ford Blue Segment

	2023	2024	H / (L)
Key Metrics			
Wholesale Units (000) (a)	2,920	2,862	(58)
Revenue ($M)	$ 101,934	$ 101,935	$ 1
EBIT ($M)	7,462	5,284	(2,178)
EBIT Margin (%)	7.3%	5.2%	(2.1) ppts

(a) Includes Ford and Lincoln brand and JMC brand vehicles produced and sold in China by our unconsolidated affiliates (about 455,000 units in 2023 and 438,000 units in 2024)

Change in EBIT by Causal Factor (in millions)

2023 Full Year EBIT	$ 7,462
Volume / Mix	(1,130)
Net Pricing	732
Cost	(904)
Exchange	(1,194)
Other	318
2024 Full Year EBIT	**$ 5,284**

In 2024, Ford Blue's wholesales decreased 2% from a year ago, driven primarily by the end of production of the Fiesta in Europe and the Edge in North America, offset partially by higher Ranger and Bronco wholesales. Full year 2024 revenue is flat year over year, primarily reflecting favorable currency-related pricing in South America and higher outside component sales revenue, offset by unfavorable exchange resulting from a stronger U.S. dollar.

Ford Blue's 2024 full year EBIT was $5,284 million, a decrease of $2,178 million from a year ago, with an EBIT margin of 5.2%. The lower EBIT was driven primarily by unfavorable exchange, adverse mix (primarily supplier-related constraints and fewer F-150s due to the new model launch) and lower wholesales, and higher cost (including higher material cost for new products and higher warranty costs). Higher currency-related pricing in South America was a partial offset.

Ford Model e Segment

Key Metrics		2023		2024		H / (L)
Wholesale Units (000)		116		105		(11)
Revenue ($M)	$	5,897	$	3,852	$	(2,045)
EBIT ($M)		(4,701)		(5,076)		(375)
EBIT Margin (%)		(79.7)%		(131.8)%		(52.0) ppts

Change in EBIT by Causal Factor (in millions)		
2023 Full Year EBIT	$	(4,701)
Volume / Mix		(101)
Net Pricing		(1,575)
Cost		1,375
Exchange		(112)
Other		38
2024 Full Year EBIT	**$**	**(5,076)**

In 2024, Ford Model e's wholesales decreased 9% from a year ago, reflecting lower Mustang Mach-E and F-150 Lightning wholesales due to competitive market conditions, offset partially by the introduction of the Explorer BEV and Capri in Europe. Full year 2024 revenue decreased 35%, driven primarily by lower net pricing and lower wholesales.

Ford Model e's 2024 full year EBIT loss was $5,076 million, a $375 million higher loss than a year ago, with an EBIT margin of negative 131.8%. The lower EBIT was primarily driven by lower net pricing due to industrywide competitive pressures, offset partially by lower costs (including battery-related raw material costs as well as other material costs and lower engineering and warranty expense).

Ford Pro Segment

Key Metrics		2023		2024		H / (L)
Wholesale Units (000) (a)		1,377		1,503		126
Revenue ($M)	$	58,058	$	66,906	$	8,848
EBIT ($M)		7,222		9,015		1,793
EBIT Margin (%)		12.4%		13.5%		1.0 ppts

(a) Includes Ford brand vehicles produced and sold by our unconsolidated affiliate Ford Otosan in Türkiye (about 90,000 units in 2023 and 91,000 units in 2024).

Change in EBIT by Causal Factor (in millions)		
2023 Full Year EBIT	$	7,222
Volume / Mix		3,309
Net Pricing		937
Cost		(2,823)
Exchange		245
Other		125
2024 Full Year EBIT	**$**	**9,015**

In 2024, Ford Pro's wholesales increased 9% from a year ago, primarily reflecting higher sales of Super Duty and the Transit family of vehicles, offset partially by the end of production of the Edge in North America for fleet customers (including daily rental). Full year 2024 revenue increased 15%, driven by higher wholesales, favorable mix, and higher net pricing.

Ford Pro's 2024 full year EBIT was $9,015 million, an increase of $1,793 million from a year ago, with an EBIT margin of 13.5%. The EBIT improvement was driven by favorable market factors. Higher cost was a partial offset, including material costs (primarily new product-related and the impact of inflation at our Ford Otosan joint venture in Türkiye), higher warranty costs, and higher growth-related structural costs.

Definitions and Information Regarding Ford Blue, Ford Model e, and Ford Pro Causal Factors

In general, we measure year-over-year change in Ford Blue, Ford Model e, and Ford Pro segment EBIT using the causal factors listed below, with net pricing and cost variances calculated at present-year volume and mix and exchange:

- *Market Factors* (exclude the impact of unconsolidated affiliate wholesale units):
  - *Volume and Mix* – primarily measures EBIT variance from changes in wholesale unit volumes (at prior-year average contribution margin per unit) driven by changes in industry volume, market share, and dealer stocks, as well as the EBIT variance resulting from changes in product mix, including mix among vehicle lines and mix of trim levels and options within a vehicle line
  - *Net Pricing* – primarily measures EBIT variance driven by changes in wholesale unit prices to dealers and marketing incentive programs such as rebate programs, low-rate financing offers, special lease offers, and stock adjustments on dealer inventory

- *Cost:*
  - *Contribution Costs* – primarily measures EBIT variance driven by per-unit changes in cost categories that typically vary with volume, such as material costs (including commodity and component costs), warranty expense, and freight and duty costs
  - *Structural Costs* – primarily measures EBIT variance driven by absolute change in cost categories that typically do not have a directly proportionate relationship to production volume. Structural costs include the following cost categories:
    - *Manufacturing, Including Volume-Related* - consists primarily of costs for hourly and salaried manufacturing personnel, plant overhead (such as utilities and taxes), and new product launch expense. These costs could be affected by volume for operating pattern actions such as overtime, line-speed, and shift schedules
    - *Engineering and Connectivity* – consists primarily of costs for vehicle and software engineering personnel, prototype materials, testing, and outside engineering and software services
    - *Spending-Related* – consists primarily of depreciation and amortization of our manufacturing and engineering assets, but also includes asset retirements and operating leases
    - *Advertising and Sales Promotions* – includes costs for advertising, marketing programs, brand promotions, customer mailings and promotional events, and auto shows
    - *Administrative, Information Technology, and Selling* – includes primarily costs for salaried personnel and purchased services related to our staff activities, information technology, and selling functions

- *Exchange* – primarily measures EBIT variance driven by one or more of the following: (i) transactions denominated in currencies other than the functional currencies of the relevant entities, (ii) effects of converting functional currency income to U.S. dollars, (iii) effects of remeasuring monetary assets and liabilities of the relevant entities in currencies other than their functional currency, or (iv) results of our foreign currency hedging

- *Other* – includes a variety of items, such as parts and services earnings, royalties, government incentives, compensation-related changes, and regulatory compliance expenses

In addition, definitions and calculations used in this report include:

- *Wholesales and Revenue* – wholesale unit volumes include all Ford and Lincoln badged units (whether produced by Ford or by an unconsolidated affiliate) that are sold to dealerships or others, units manufactured by Ford that are sold to other manufacturers, units distributed by Ford for other manufacturers, and local brand units produced by our China joint venture, Jiangling Motors Corporation, Ltd. ("JMC"), that are sold to dealerships or others. Vehicles sold to daily rental car companies that are subject to a guaranteed repurchase option (i.e., rental repurchase), as well as other sales of finished vehicles for which the recognition of revenue is deferred (e.g., consignments), also are included in wholesale unit volumes. Revenue from certain vehicles in wholesale unit volumes (specifically, Ford badged vehicles produced and distributed by our unconsolidated affiliates, as well as JMC brand vehicles) are not included in our revenue. Excludes transactions between Ford Blue, Ford Model e, and Ford Pro segments

- *Industry Volume and Market Share* – based, in part, on estimated vehicle registrations; includes medium and heavy duty trucks

- *SAAR* – seasonally adjusted annual rate

Ford Next Segment

In 2024, the Ford Next segment primarily included expenses and investments for emerging business initiatives aimed at creating value for Ford in vehicle-adjacent market segments. As of January 1, 2025, Ford Next is no longer a reportable segment, and those expenses and investments are reflected in either the reportable segments that benefit from those expenses and investments or Corporate Other.

Our Ford Next segment EBIT loss in 2024 was $50 million, an $88 million improvement from a year ago. Ford Next has evolved from primarily investing in the development of autonomous vehicle capabilities to focus exclusively on incubating and launching new businesses creating strategic value for Ford.

Ford Credit Segment

The tables below provide full year 2024 key metrics and the change in full year 2024 EBT compared with full year 2023 by causal factor for the Ford Credit segment. For a description of these causal factors, see *Definitions and Information Regarding Ford Credit Causal Factors*.

		2023		2024		H / (L)
GAAP Financial Measures						
Total Net Receivables ($B)	$	133.2	$	143.6	$	10.4
Loss-to-Receivables (bps) (a)		35		50		15
Auction Values (b)	$	30,950	$	29,810		(4)%
EBT ($M)		1,331		1,654	$	323
ROE (%)		10.6 %		9.1 %		(1.5) ppts
Other Balance Sheet Metrics						
Debt ($B)	$	129.3	$	137.9	$	8.6
Net Liquidity ($B)		25.7		25.2		(0.5)
Financial Statement Leverage (to 1)		9.7		10.0		0.3

_____
(a)   U.S. retail financing only.
(b)   U.S. 36-month off-lease auction values at full year 2024 mix.

Change in EBT by Causal Factor (in millions)		
2023 Full Year EBT	$	1,331
Volume / Mix		177
Financing Margin		709
Credit Loss		(138)
Lease Residual		(376)
Exchange		12
Other		(61)
2024 Full Year EBT	$	**1,654**

Total net receivables at December 31, 2024 were $10.4 billion higher than a year ago, reflecting higher consumer and non-consumer financing and a larger lease portfolio. Ford Credit's U.S. 36-month auction values for off-lease vehicles were down 4% from a year ago.

Ford Credit's 2024 EBT of $1,654 million was $323 million higher than a year ago, explained primarily by higher financing margin and favorable volume and mix, offset partially by higher operating lease depreciation, reflecting higher return rates and lower expected auction values, and higher retail credit losses.

Definitions and Information Regarding Ford Credit Causal Factors

In general, we measure year-over-year changes in Ford Credit's EBT using the causal factors listed below:

- *Volume and Mix:*
  - Volume primarily measures changes in net financing margin driven by changes in average net receivables excluding the allowance for credit losses at prior period financing margin yield (defined below in financing margin) at prior period exchange rates. Volume changes are primarily driven by the volume of new and used vehicles sold and leased, the extent to which Ford Credit purchases retail financing and operating lease contracts, the extent to which Ford Credit provides wholesale financing, the sales price of the vehicles financed, the level of dealer inventories, Ford-sponsored special financing programs available exclusively through Ford Credit, and the availability of cost-effective funding
  - Mix primarily measures changes in net financing margin driven by period-over-period changes in the composition of Ford Credit's average net receivables excluding the allowance for credit losses by product within each region

- *Financing Margin:*
  - Financing margin variance is the period-over-period change in financing margin yield multiplied by the present period average net receivables excluding the allowance for credit losses at prior period exchange rates. This calculation is performed at the product and country level and then aggregated. Financing margin yield equals revenue, less interest expense and scheduled depreciation for the period, divided by average net receivables excluding the allowance for credit losses for the same period
  - Financing margin changes are driven by changes in revenue and interest expense. Changes in revenue are primarily driven by the level of market interest rates, cost assumptions in pricing, mix of business, and competitive environment. Changes in interest expense are primarily driven by the level of market interest rates, borrowing spreads, and asset-liability management

- *Credit Loss:*
  - Credit loss is the change in the provision for credit losses at prior period exchange rates. For analysis purposes, management splits the provision for credit losses into net charge-offs and the change in the allowance for credit losses
  - Net charge-off changes are primarily driven by the number of repossessions, severity per repossession, and recoveries. Changes in the allowance for credit losses are primarily driven by changes in historical trends in credit losses and recoveries, changes in the composition and size of Ford Credit's present portfolio, changes in trends in historical used vehicle values, and changes in forward looking macroeconomic conditions. For additional information, refer to the "Critical Accounting Estimates - Allowance for Credit Losses" section of Item 7

- *Lease Residual:*
  - Lease residual measures changes to residual performance at prior period exchange rates. For analysis purposes, management splits residual performance primarily into residual gains and losses, and the change in accumulated supplemental depreciation
  - Residual gain and loss changes are primarily driven by the number of vehicles returned to Ford Credit and sold, and the difference between the auction value and the depreciated value (which includes both base and accumulated supplemental depreciation) of the vehicles sold. Changes in accumulated supplemental depreciation are primarily driven by changes in Ford Credit's estimate of the expected auction value at the end of the lease term, and changes in Ford Credit's estimate of the number of vehicles that will be returned to it and sold. Depreciation on vehicles subject to operating leases includes early termination losses on operating leases due to customer default events. For additional information, refer to the "Critical Accounting Estimates - Accumulated Depreciation on Vehicles Subject to Operating Leases" section of Item 7

- *Exchange:*
  - Reflects changes in EBT driven by the effects of converting functional currency income to U.S. dollars

- *Other:*
  - Primarily includes operating expenses, other revenue, insurance expenses, and other income/(loss) at prior period exchange rates
  - Changes in operating expenses are primarily driven by salaried personnel costs, facilities costs, and costs associated with the origination and servicing of customer contracts
  - In general, other income/(loss) changes are primarily driven by changes in earnings related to market valuation adjustments to derivatives (primarily related to movements in interest rates) and other miscellaneous items

In addition, the following definitions and calculations apply to Ford Credit when used in this Report:

- *Cash* (as shown in the Funding Structure and Liquidity tables) – Cash, cash equivalents, marketable securities, and restricted cash, excluding amounts related to insurance activities

- *Debt* (as shown in the Key Metrics and Leverage tables) – Debt on Ford Credit's balance sheets. Includes debt issued in securitizations and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions

- *Earnings Before Taxes ("EBT")* – Reflects Ford Credit's income before income taxes

- *Loss-to-Receivables ("LTR") Ratio* – LTR ratio is calculated using net charge-offs divided by average finance receivables, excluding unearned interest supplements and the allowance for credit losses

- *Return on Equity ("ROE")* (as shown in the Key Metrics table) – Reflects return on equity calculated by annualizing net income for the period and dividing by monthly average equity for the period

- *Securitization and Restricted Cash* (as shown in the Liquidity table) – Securitization cash is held for the benefit of the securitization investors (for example, a reserve fund). Restricted cash primarily includes cash held to meet certain local governmental and regulatory reserve requirements and cash held under the terms of certain contractual agreements

- *Securitizations* (as shown in the Public Term Funding Plan table) – Public securitization transactions, Rule 144A offerings sponsored by Ford Credit, and widely distributed offerings by Ford Credit Canada

- *Term Asset-Backed Securities* (as shown in the Funding Structure table) – Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements

- *Total Net Receivables* (as shown in the Key Metrics table) – Includes finance receivables (retail financing and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit's balance sheets and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit's other creditors

Corporate Other

Corporate Other primarily includes corporate governance expenses, past service pension and OPEB income and expense, interest income (excluding Ford Credit interest income and interest earned on our extended service contract portfolio) and gains and losses from our cash, cash equivalents, and marketable securities (excluding gains and losses on investments in equity securities), and foreign exchange derivatives gains and losses associated with intercompany lending. Corporate governance expenses are primarily administrative, delivering benefit on behalf of the global enterprise, that are not allocated to operating segments. These include expenses related to setting and directing global policy, providing oversight and stewardship, and promoting the Company's interests. For full year 2024, Corporate Other had a $619 million EBIT loss, compared with a $760 million EBIT loss in 2023. The EBIT improvement was driven by lower corporate governance expenses and higher Company excluding Ford Credit interest income.

Interest on Debt

Interest on Debt consists of interest expense on Company debt excluding Ford Credit. Our full year 2024 interest expense on Company debt excluding Ford Credit was $1,115 million, compared with $1,302 million in 2023.

Taxes

Our *Provision for/(Benefit from) income taxes* for full year 2024 was a provision of $1,339 million, resulting in an effective tax rate of 18.5%.

Our full year 2024 adjusted effective tax rate, which excludes special items, was 18.3%.

We regularly review our organizational structure and income tax elections for affiliates in non-U.S. and U.S. tax jurisdictions, which may result in changes in affiliates that are included in or excluded from our U.S. tax return. Any future changes to our structure, as well as any changes in income tax laws in the countries that we operate, could cause increases or decreases to our deferred tax balances and related valuation allowances.

RESULTS OF OPERATIONS - 2023

The net income attributable to Ford Motor Company was $4,347 million in 2023. Company adjusted EBIT was $10,416 million.

Net income/(loss) includes certain items ("special items") that are excluded from Company adjusted EBIT. These items are discussed in more detail in Note 25 of the Notes to the Financial Statements. We report special items separately to allow investors analyzing our results to identify certain infrequent significant items that they may wish to exclude when considering the trend of ongoing operating results. Our pre-tax and tax special items were as follows (in millions):

	2022	2023
Restructuring (by Geography)		
China	$ (380)	$ (958)
Europe	(151)	(978)
Ford Credit - Brazil	(155)	—
Other (a)	(436)	(87)
Subtotal Restructuring	$ (1,122)	$ (2,023)
Other Items		
Gain/(loss) on Rivian investment	$ (7,377)	$ (31)
AV strategy including Argo impairment	(2,812)	—
Transit Connect customs matter	—	(396)
Russia suspension of operations/asset write-off	(158)	—
Patent matters related to prior calendar years	(124)	8
EV program dispute	—	(143)
Other (including gains/(losses) on investments)	(170)	(165)
Subtotal Other Items	$ (10,641)	$ (727)
Pension and OPEB Gain/(Loss)		
Pension and OPEB remeasurement	$ 29	$ (2,058)
Pension settlements and curtailments	(438)	(339)
Subtotal Pension and OPEB Gain/(Loss)	$ (409)	$ (2,397)
Total EBIT Special Items	$ (12,172)	$ (5,147)
Provision for/(Benefit from) tax special items (b)	$ (2,573)	$ (1,273)

_____
(a)   2022 includes $298 million related to restructuring charges in India and $198 million in North America. 2023 includes $28 million related to restructuring charges in India and $41 million in North America.
(b)   Includes related tax effect on special items and tax special items.

We recorded $5.1 billion of pre-tax special item charges in 2023, driven primarily by pension and OPEB remeasurement, restructuring actions in Europe and China, and the Transit Connect customs matter.

In Note 25 of the Notes to the Financial Statements, special items are reflected as a separate reconciling item, as opposed to being allocated among our segments. This reflects the fact that management excludes these items from its review of operating segment results for purposes of measuring segment profitability and allocating resources.

COMPANY KEY METRICS

The table below shows our full year 2023 key metrics for the Company compared with full year 2022.

	2022	2023	H / (L)
GAAP Financial Measures			
Cash Flows from Operating Activities ($B)	$ 6.9	$ 14.9	$ 8.1
Revenue ($M)	158,057	176,191	11 %
Net Income/(Loss) ($M)	(1,981)	4,347	$ 6,328
Net Income/(Loss) Margin (%)	(1.3)%	2.5 %	3.7 ppts
EPS (Diluted)	$ (0.49)	$ 1.08	$ 1.57
Non-GAAP Financial Measures (a)			
Company Adj. Free Cash Flow ($B)	$ 9.1	$ 6.8	$ (2.3)
Company Adj. EBIT ($M)	10,415	10,416	1
Company Adj. EBIT Margin (%)	6.6 %	5.9 %	(0.7) ppts
Adjusted EPS (Diluted)	$ 1.88	$ 2.01	$ 0.13
Adjusted ROIC (Trailing Four Quarters)	11.2 %	13.9 %	2.7 ppts

_____
(a)   See *Non-GAAP Financial Measure Reconciliations* section for reconciliation to GAAP.

In 2023, our diluted earnings per share of Common and Class B Stock was $1.08 and our diluted adjusted earnings per share was $2.01.

Net income/(loss) margin was 2.5% in 2023, up from negative 1.3% in 2022. Company adjusted EBIT margin was 5.9% in 2023, down from 6.6% in 2022.

The table below shows our full year 2023 net income/(loss) attributable to Ford and Company adjusted EBIT by segment (in millions).

	2022	2023	H / (L)
Ford Blue	$ 6,847	$ 7,462	$ 615
Ford Model e	(2,133)	(4,701)	(2,568)
Ford Pro	3,222	7,222	4,000
Ford Next	(926)	(138)	788
Ford Credit	2,657	1,331	(1,326)
Corporate Other	748	(760)	(1,508)
Company Adjusted EBIT (a)	10,415	10,416	1
Interest on Debt	(1,259)	(1,302)	(43)
Special Items	(12,172)	(5,147)	7,025
Taxes / Noncontrolling Interests	1,035	380	(655)
Net Income/(Loss)	$ (1,981)	$ 4,347	$ 6,328

_____
(a)   See *Non-GAAP Financial Measure Reconciliations* section for reconciliation to GAAP.

The year-over-year increase of $6.3 billion in net income/(loss) in 2023 was primarily driven by the non-recurrences of the mark-to-market net loss on our Rivian investment and the impairment on our Argo investment (both of which were included in special items in 2022), partially offset by a pension and OPEB remeasurement loss and higher charges for restructuring actions in Europe and China. The flat year-over-year Company adjusted EBIT primarily reflected higher Ford Pro and Ford Blue EBIT and a lower EBIT loss in Ford Next. Offsets included higher EBIT losses in Ford Model e, lower past service pension and OPEB income in Corporate Other, and lower Ford Credit EBT.

The tables below and on the following pages provide full year 2023 key metrics and the change in full year 2023 EBIT compared with full year 2022 by causal factor for each of our Ford Blue, Ford Model e, and Ford Pro segments. For a description of these causal factors, see *Definitions and Information Regarding Ford Blue, Ford Model e, and Ford Pro Causal Factors.*

Ford Blue Segment

		2022		2023		H / (L)
Key Metrics						
Wholesale Units (000) (a)		2,834		2,920		86
Revenue ($M)	$	94,762	$	101,934	$	7,172
EBIT ($M)		6,847		7,462		615
EBIT Margin (%)		7.2%		7.3%		0.1 ppts

_____
(a)   Includes Ford and Lincoln brand and JMC brand vehicles produced and sold in China by our unconsolidated affiliates (about 484,000 units in 2022 and 455,000 units in 2023).

Change in EBIT by Causal Factor (in millions)

2022 Full Year EBIT	$	6,847
Volume / Mix		2,544
Net Pricing		235
Cost		(1,558)
Exchange		(462)
Other		(144)
2023 Full Year EBIT	$	**7,462**

In 2023, Ford Blue's wholesales increased 3% from 2022, primarily reflecting an improvement in production-related supply constraints, offset partially by ceasing production of EcoSport and Fiesta small vehicles and production losses during the UAW strike. Full year 2023 revenue increased 8%, driven by higher wholesales, favorable mix, and higher net pricing, offset partially by weaker currencies.

Ford Blue's 2023 full year EBIT was $7.5 billion, an increase of $615 million from 2022, with an EBIT margin of 7.3%. The EBIT improvement was driven primarily by favorable mix, lower commodity costs, higher wholesales and net pricing. Partial offsets primarily included higher warranty costs (reflecting inflationary cost pressures and increased field service actions), higher material costs related to new products, higher structural costs and supplemental compensation (including the impact of the UAW collective bargaining agreement), and weaker currencies.

Ford Model e Segment

Key Metrics		2022		2023		H / (L)
Wholesale Units (000)		96		116		20
Revenue ($M)	$	5,253	$	5,897	$	644
EBIT ($M)		(2,133)		(4,701)		(2,568)
EBIT Margin (%)		(40.6)%		(79.7)%		(39.1) ppts

Change in EBIT by Causal Factor (in millions)		
2022 Full Year EBIT	$	(2,133)
Volume / Mix		(32)
Net Pricing		(1,005)
Cost		(1,765)
Exchange		84
Other		150
2023 Full Year EBIT	$	(4,701)

In 2023, Ford Model e's wholesales increased 20% from 2022, primarily reflecting higher production of F-150 Lightning. Full year 2023 revenue increased 12%, driven by higher wholesales, offset partially by lower net pricing.

Ford Model e's 2023 full year EBIT loss was $4.7 billion, a $2.6 billion higher loss than in 2022, with an EBIT margin of negative 79.7%. The EBIT deterioration was primarily driven by lower net pricing, higher material cost (including volume-related obligations for batteries of about $310 million, inflationary cost increases, and higher launch-related supplier costs), higher volume/capacity-related manufacturing and spending-related costs, higher warranty costs, and higher engineering costs for future programs, offset partially by lower commodity costs and stronger currencies.

Ford Pro Segment

Key Metrics		2022		2023		H / (L)
Wholesale Units (000) (a)		1,301		1,377		76
Revenue ($M)	$	48,939	$	58,058	$	9,119
EBIT ($M)		3,222		7,222		4,000
EBIT Margin (%)		6.6 %		12.4 %		5.9 ppts

_____
(a)   Includes Ford brand vehicles produced and sold by our unconsolidated affiliate Ford Otosan in Türkiye (about 76,000 units in 2022 and 90,000 units in 2023).

Change in EBIT by Causal Factor (in millions)		
2022 Full Year EBIT	$	3,222
Volume / Mix		(331)
Net Pricing		7,067
Cost		(2,353)
Exchange		27
Other		(410)
2023 Full Year EBIT	$	7,222

In 2023, Ford Pro's wholesales increased 6% from 2022, primarily reflecting an improvement in production-related supply constraints, offset partially by production losses during the UAW strike. Full year 2023 revenue increased 19%, driven by higher net pricing and wholesales, offset partially by unfavorable mix.

Ford Pro's 2023 full year EBIT was $7.2 billion, an increase of $4.0 billion from 2022, with an EBIT margin of 12.4%. The EBIT improvement was driven by higher net pricing, lower commodity costs, and higher wholesales. Partial offsets primarily included higher material costs (related to inflationary cost pressures, new products, and about $80 million of volume-related obligations for batteries), higher warranty costs (reflecting inflationary cost pressures and increased field service actions), and higher structural costs (including volume-related) and supplemental compensation (including the impact of the UAW collective bargaining agreement).

Ford Next Segment

In our Ford Next segment, our 2023 EBIT loss was $138 million, a $788 million improvement from 2022.

Ford Credit Segment

The tables below provide full year 2023 key metrics and the change in full year 2023 EBT compared with full year 2022 by causal factor for the Ford Credit segment.

	2022	2023	H / (L)
GAAP Financial Measures			
Total Net Receivables ($B)	$ 122	$ 133	$ 11
Loss-to-Receivables (bps) (a)	14	35	21
Auction Values (b)	$ 33,280	$ 30,950	(7)%
EBT ($M)	2,657	1,331	$ (1,326)
ROE (%)	16 %	11 %	(5) ppts
Other Balance Sheet Metrics			
Debt ($B)	$ 119	$ 129	9 %
Net Liquidity ($B)	21	26	22 %
Financial Statement Leverage (to 1)	10.0	9.7	(0.3)

(a)   U.S. retail financing only.
(b)   U.S. 36-month off-lease auction values at full year 2024 mix.

Change in EBT by Causal Factor (in millions)	
2022 Full Year EBT	$ 2,657
Volume / Mix	153
Financing Margin	(493)
Credit Loss	(239)
Lease Residual	(466)
Exchange	18
Other	(299)
2023 Full Year EBT	**$ 1,331**

Total net receivables at December 31, 2023 were 9% higher than at December 31, 2022, primarily reflecting higher consumer and non-consumer financing and currency exchange rates, offset partially by fewer operating leases. Ford Credit's U.S. 36-month auction values for off-lease vehicles were down 7% from 2022.

Ford Credit's 2023 EBT of $1,331 million was $1,326 million lower than 2022, reflecting lower financing margin, the non-recurrence of supplemental depreciation and credit loss reserve releases, lower lease residual performance, unfavorable derivative market valuation, and higher credit losses.

Corporate Other

For full year 2023, Corporate Other had a $760 million EBIT loss, compared with $748 million of positive EBIT in 2022. The EBIT deterioration was driven by lower past service pension and OPEB income, partially offset by higher Company excluding Ford Credit interest income, reflecting higher interest rates.

Interest on Debt

Our full year 2023 interest expense on Company debt excluding Ford Credit was $1,302 million, $43 million higher than in 2022.

Taxes

Our *Provision for/(Benefit from) income taxes* for full year 2023 was a $362 million benefit, resulting in an effective tax rate of negative 9.1%. This includes benefits arising from U.S. research tax credits and legal entity restructuring within our leasing operations and China.

Our full year 2023 adjusted effective tax rate, which excludes special items, was 10.0%.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2024, total balance sheet cash, cash equivalents, marketable securities, and restricted cash, including Ford Credit and entities held for sale, was $38.6 billion.

We consider our key balance sheet metrics to be: (i) Company cash, which includes cash equivalents, marketable securities, and restricted cash (including cash held for sale), excluding Ford Credit's cash, cash equivalents, marketable securities, and restricted cash; and (ii) Company liquidity, which includes Company cash, less restricted cash, and total available committed credit lines, excluding Ford Credit's total available committed credit lines.

Company Excluding Ford Credit

	December 31, 2023	December 31, 2024
Balance Sheets ($B)		
Company Cash	$ 28.8	$ 28.5
Liquidity	46.4	46.7
Debt	(19.9)	(20.7)
Cash Net of Debt	8.9	7.9
Pension Funded Status ($B)		
Funded Plans	$ 2.1	$ 3.4
Unfunded Plans	(4.4)	(3.9)
Total Global Pension	$ (2.3)	$ (0.5)
Total Funded Status OPEB	$ (4.7)	$ (4.4)

Liquidity. Our key priority is to maintain a strong balance sheet to withstand potential stress scenarios, while having resources available to invest in and grow our business. At December 31, 2024, we had Company cash of $28.5 billion and liquidity of $46.7 billion. At December 31, 2024, about 88% of Company cash was held by consolidated entities domiciled in the United States.

To be prepared for an economic downturn and other stress scenarios, we target an ongoing Company cash balance at or above $20 billion plus significant additional liquidity above our Company cash target. We expect to have periods when we will be above or below this amount due to: (i) future cash flow expectations, such as for investments in future opportunities, capital investments, debt maturities, pension contributions, or restructuring requirements, (ii) short-term timing differences, and (iii) changes in the global economic or operating environment.

Our Company cash investments primarily include U.S. Department of Treasury obligations, federal agency securities, bank time deposits with investment-grade institutions, investment-grade corporate securities, investment-grade commercial paper, and debt obligations of a select group of non-U.S. governments, non-U.S. governmental agencies, and supranational institutions. The average maturity of these investments is approximately one year and is adjusted based on market conditions and liquidity needs. We monitor our Company cash levels and average maturity on a daily basis.

Material Cash Requirements. Our material cash requirements include:

- Capital expenditures (for additional information, see the "Changes in Company Cash" section below) and other payments for engineering, software, product development, and implementation of our plans for electric vehicles

- Purchases of raw materials and components to support the manufacturing and sale of vehicles (including electric vehicles), parts, and accessories (for additional information, see the Aggregate Contractual Obligations table and the accompanying description of our "Purchase obligations" below)

- Purchases of regulatory compliance credits

- Marketing incentive payments to dealers

- Payments for warranty and field service actions (for additional information, see Note 24 of the Notes to the Financial Statements)

- Debt repayments (for additional information, see the Aggregate Contractual Obligations table below and Note 18 of the Notes the Financial Statements)

- Discretionary and mandatory payments to our global pension plans (for additional information, see the "Liquidity and Capital Resources - Total Company" section below and Note 16 of the Notes to the Financial Statements)

- Employee wages, benefits, and incentives

- Operating lease payments (for additional information, see the Aggregate Contractual Obligations table below and Note 17 of the Notes to the Financial Statements)

- Cash effects related to the restructuring of our business

- Strategic acquisitions and investments to grow our business, including electrification

Subject to approval by our Board of Directors, shareholder distributions in the form of dividend payments and/or a share repurchase program (including share repurchases to offset the anti-dilutive effect of increased share-based compensation) may require the expenditure of a material amount of cash. We target shareholder distributions of 40% to 50% of adjusted free cash flow. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

We are party to many contractual obligations involving commitments to make payments to third parties, and, as noted above, such commitments require a material amount of cash. Most of these are debt obligations incurred by our Ford Credit segment. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of certain raw materials, components, and services to facilitate adequate supply of these materials and services. These arrangements, including multi-year offtake commitments, may contain fixed or minimum quantity purchase requirements. "Purchase obligations" in the Aggregate Contractual Obligations table below are defined as off-balance sheet agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms; however, as we purchase raw materials and components beyond the minimum amounts required by the "Purchase obligations," our material cash requirements for these items are higher than what is reflected in the Aggregate Contractual Obligations table. For additional information on the timing of these payments and the impact on our working capital, see the "Changes in Company Cash" section below.

The table below summarizes our aggregate contractual obligations as of December 31, 2024 (in millions):

	2025	2026 - 2027	2028 - 2029	Thereafter	Total
		Payments Due by Period			
Company excluding Ford Credit					
On-balance sheet					
Long-term debt (a)	$ 1,042	$ 4,987	$ 816	$ 12,645	$ 19,490
Interest payments relating to long-term debt (b)	960	1,727	1,514	8,963	13,164
Finance leases (c)	134	235	178	510	1,057
Operating leases (d)	639	970	515	505	2,629
Off-balance sheet					
Purchase obligations (e) (f)	2,573	4,015	2,125	1,053	9,766
Total Company excluding Ford Credit	5,348	11,934	5,148	23,676	46,106
Ford Credit					
On-balance sheet					
Long-term debt (a)	35,921	52,596	21,174	12,061	121,752
Interest payments relating to long-term debt (b)	5,133	6,031	2,501	1,401	15,066
Operating leases	12	17	2	3	34
Off-balance sheet					
Purchase obligations	59	56	15	—	130
Total Ford Credit	41,125	58,700	23,692	13,465	136,982
Total Company	$ 46,473	$ 70,634	$ 28,840	$ 37,141	$ 183,088

_____

(a) Excludes unamortized debt discounts/premiums, unamortized debt issuance costs, and fair value adjustments.
(b) Long-term debt may have fixed or variable interest rates. For long-term debt with variable-rate interest, we estimate the future interest payments based on projected market interest rates for various floating-rate benchmarks received from third parties.
(c) Includes interest payments of $252 million.
(d) Excludes approximately $707 million in future lease payments for various operating leases commencing in a future period.
(e) Includes regulatory compliance credit purchase commitments. For additional information on our regulatory compliance credit purchases, see page 10 in the "Government Standards" section in "Item 1. Business".
(f) Purchase obligations under existing offtake agreements for certain battery raw materials are not included in the table above. As of December 31, 2024, our estimated expenditures for the maximum quantity that we are committed to purchase under these offtake agreements through 2035, subject to certain conditions, consist of approximately $1.8 billion of purchase obligations and approximately $4.9 billion of contingent purchase obligations based on our present forecast. However, our forecast could fluctuate from period to period based on market prices, which may result in significant increases or decreases in our estimate. The actual price paid for these materials will be recorded on our balance sheet at the time of purchase. In the event that we do not expect to consume all of the materials we are obligated to purchase pursuant to the terms of these agreements, we may sell the excess materials back to the supplier or another party. The resale price may or may not be the same as the original purchase price, depending on then-current market conditions and negotiated terms. As a result, we have recorded, and may in the future record, accruals related to either the resale when the purchase price mechanism under our agreements is higher than the expected resale price of the excess materials or when we are required to otherwise compensate the supplier. Accruals recorded to date for such items have been immaterial. As market conditions dictate, we have entered, and may in the future enter, into additional offtake agreements with raw material suppliers or renegotiate existing agreements. For additional information, see the discussion of our offtake agreements below on page 62.

We plan to utilize our liquidity (as described above) and our cash flows from business operations to fund our material cash requirements.

Changes in Company Cash. In managing our business, we classify changes in Company cash into operating and non-operating items. Operating items include: Company adjusted EBIT excluding Ford Credit EBT, capital spending, depreciation and tooling amortization, changes in working capital, Ford Credit distributions, interest on debt, cash taxes, and all other and timing differences (including timing differences between accrual-based EBIT and associated cash flows). Non-operating items include: restructuring costs, changes in Company debt excluding Ford Credit, contributions to funded pension plans, shareholder distributions, and other items (including gains and losses on investments in equity securities, acquisitions and divestitures, equity investments, and other transactions with Ford Credit).

With respect to "Changes in working capital," in general, the Company excluding Ford Credit carries relatively low trade receivables compared with our trade payables because the majority of our wholesales are financed (primarily by Ford Credit) immediately upon the sale of vehicles to dealers, which generally occurs shortly after being produced. In contrast, our trade payables are based primarily on industry-standard production supplier payment terms of about 45 days. As a result, our cash flow deteriorates if wholesale volumes (and the corresponding revenue) decrease while trade payables continue to become due. Conversely, our cash flow improves if wholesale volumes (and the corresponding revenue) increase while new trade payables are generally not due for about 45 days. For example, the suspension of production at most of our assembly plants and lower industry volumes due to COVID-19 in early 2020 resulted in an initial deterioration of our cash flow, while the subsequent resumption of manufacturing operations and return to pre-COVID-19 production levels at most of our assembly plants resulted in a subsequent improvement of our cash flow. Even in normal economic conditions, however, these working capital balances generally are subject to seasonal changes that can impact cash flow. For example, we typically experience cash flow timing differences associated with inventories and payables due to our annual shutdown periods when production, and therefore inventories and wholesale volumes, are usually at their lowest levels, while payables continue to come due and be paid. The net impact of this typically results in cash outflows from changes in our working capital balances during these shutdown periods.

In response to, or in anticipation of, supplier disruptions, we may stockpile certain components or raw materials to help prevent disruption in our production of vehicles. Such actions could have a short-term adverse impact on our cash and increase our inventory. Moreover, in order to secure critical materials for production of electric vehicles, we have entered into and we may, in the future, enter into offtake agreements with raw material suppliers and make investments in certain raw material and battery suppliers, including contributing up to a maximum of $6.6 billion in capital to BlueOval SK, LLC ("BOSK") over a five-year period ending in 2026. Through January 2025, we have recognized $2.4 billion of contributions to BOSK, net of returns of capital (for additional information, see Note 23 of the Notes to the Financial Statements). Our actual capital outlay could vary significantly based on the final project costs and potential financing opportunities. Such investments could have an additional adverse impact on our cash in the near-term.

The terms of the offtake agreements we have entered into, and those we may enter into in the future, vary by transaction, though they generally obligate us to purchase a certain percentage or minimum amount of output produced by the counterparty over an agreed upon period of time. The purchase price mechanisms included in our offtake agreements are typically based on the market price of the material at the time of delivery. The terms also may include conditions to our obligation to purchase the materials, such as quality or minimum output. Subject to satisfaction of those conditions, we will be obligated to purchase the materials or otherwise compensate the supplier in the amount determined by the contract. Based on the offtake agreements we have entered into thus far, the earliest date by which we could be obligated to purchase any output, subject to satisfaction of the applicable conditions, will be in the first half of 2025.

Unlike our standard arrangements with suppliers, under multi-year offtake agreements, the risks associated with lower-than-expected electric vehicle production volumes or changes in battery technology that reduce the need for certain raw materials are borne by Ford rather than our suppliers. Accordingly, in the event we do not purchase the materials pursuant to the terms of these agreements, and we are unable to restructure an agreement or an alternate purchaser is unable to be found, Ford retains a financial obligation for those materials. For additional discussion of the risks related to our offtake agreements and other long-term purchase contracts, see "Item 1A. Risk Factors."

Financial institutions participate in a supply chain finance ("SCF") program that enables our suppliers, at their sole discretion, to sell their Ford receivables (i.e., our payment obligations to the suppliers) to the financial institutions on a non-recourse basis in order to be paid earlier than our payment terms provide. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms, the amounts we pay, or our liquidity. We have no economic interest in a supplier's decision to participate in the SCF program, and we do not provide any guarantees in connection with it. As of December 31, 2024, the outstanding amount of Ford receivables that suppliers elected to sell to the SCF financial institutions was $172 million. The amount settled through the SCF program during 2024 was $1.6 billion.

Changes in Company cash excluding Ford Credit are summarized below (in billions):

		December 31, 2022		December 31, 2023		December 31, 2024
Company Excluding Ford Credit						
Company adjusted EBIT excluding Ford Credit (a)	$	7.8	$	9.1	$	8.6
Capital spending	$	(6.5)	$	(8.2)	$	(8.6)
Depreciation and tooling amortization		5.2		5.3		5.0
Net spending	$	(1.3)	$	(2.9)	$	(3.6)
Receivables	$	(1.0)	$	(1.0)	$	(0.3)
Inventory		(2.5)		(1.2)		0.1
Trade payables		3.7		(0.2)		(1.3)
Changes in working capital	$	0.2	$	(2.4)	$	(1.5)
Ford Credit distributions	$	2.1	$	—	$	0.5
Interest on debt and cash taxes		(1.7)		(2.2)		(2.1)
All other and timing differences		1.9		5.2		4.7
Company adjusted free cash flow (a)	$	9.1	$	6.8	$	6.7
Restructuring	$	(0.4)	$	(0.9)	$	(0.8)
Changes in debt		(0.4)		(0.2)		0.5
Funded pension contributions		(0.6)		(0.6)		(1.1)
Shareholder distributions		(2.5)		(5.3)		(3.5)
All other (b)		(9.5)		(3.2)		(2.0)
Change in cash	$	(4.3)	$	(3.4)	$	(0.3)

_____
(a)   See *Non-GAAP Financial Measure Reconciliations* section for reconciliation to GAAP.
(b)   2022 includes a $7.4 billion loss on our Rivian investment. 2023 includes $2.6 billion of capital contributions to BlueOval SK, LLC. 2024 includes $2.3 billion of capital contributions to BlueOval SK, LLC, offset by a return of capital of $1.4 billion.
Note: Numbers may not sum due to rounding.

Our full year 2024 *Net cash provided by/(used in) operating activities* was positive $15.4 billion, an increase of $0.5 billion from a year ago (see page 78 for additional information). Company adjusted free cash flow was $6.7 billion, $0.1 billion lower than a year ago.

Capital spending was $8.6 billion in 2024, $0.4 billion higher than a year ago, and is expected to be in the range of $8 billion to $9 billion in 2025.

The full year 2024 working capital impact was $1.5 billion negative, driven by a decrease in payables and an increase in receivables, offset partially by lower inventory. All other and timing differences were positive $4.7 billion. Timing differences include differences between accrual-based EBIT and the associated cash flows (e.g., marketing incentive and warranty payments to dealers, JV equity income, compensation payments, and pension and OPEB income or expense). Cash outflows related to our warranty accruals are expected to occur over several years.

Shareholder distributions (including cash dividends and anti-dilutive share repurchases) were $3.5 billion in 2024. On February 5, 2025, we declared a regular dividend of $0.15 per share and a supplemental dividend of $0.15 per share.

Available Credit Lines. Total Company committed credit lines, excluding Ford Credit, at December 31, 2024 were $20.0 billion, consisting of $13.5 billion of our corporate credit facility, $2.0 billion of our supplemental revolving credit facility, $2.5 billion of our 364-day revolving credit facility, and $2.0 billion of local credit facilities. At December 31, 2024, $1.7 billion of committed Company credit lines, excluding Ford Credit, was utilized under local credit facilities for our affiliates, and the full amount under each of our corporate, supplemental, and 364-day credit facilities was available.

Lenders under our corporate credit facility have $25 million of commitments maturing on April 26, 2026, $3.4 billion of commitments maturing on April 22, 2027, $0.1 billion of commitments maturing on April 26, 2028, and $10.0 billion of commitments maturing on April 20, 2029. Lenders under our supplemental revolving credit facility have $2.0 billion of commitments maturing on April 22, 2027. Lenders under our 364-day revolving credit facility have $2.5 billion of commitments maturing on April 21, 2025.

The corporate, supplemental, and 364-day credit agreements include certain sustainability-linked targets, pursuant to which the applicable margin and facility fees may be adjusted if Ford achieves, or fails to achieve, the specified targets related to global manufacturing facility greenhouse gas emissions, carbon-free electricity consumption, and Ford Europe CO_2 tailpipe emissions. Prior to 2024, the specified targets related to global manufacturing facility greenhouse gas emissions, renewable electricity consumption, and Ford Europe CO_2 tailpipe emissions; Ford outperformed all three of the sustainability-linked metrics for the most recent performance period.

The corporate credit facility is unsecured and free of material adverse change conditions to borrowing, restrictive financial covenants (for example, interest or fixed-charge coverage ratio, debt-to-equity ratio, and minimum net worth requirements), and credit rating triggers that could limit our ability to obtain funding or trigger early repayment. The corporate credit facility contains a liquidity covenant that requires us to maintain a minimum of $4 billion in aggregate of domestic cash, cash equivalents, and loaned and marketable securities and/or availability under the corporate credit facility, supplemental revolving credit facility, and 364-day revolving credit facility. If our senior, unsecured, long-term debt does not maintain at least two investment grade ratings from Fitch, Moody's, and S&P, the guarantees of certain subsidiaries will be required. The terms and conditions of the supplemental and 364-day revolving credit facilities are consistent with our corporate credit facility. Ford Credit has been designated as a subsidiary borrower under the corporate credit facility and the 364-day revolving credit facility.

Debt. As shown in Note 18 of the Notes to the Financial Statements, at December 31, 2024, Company debt excluding Ford Credit was $20.7 billion. This balance is $0.7 billion higher than at December 31, 2023.

Leverage. We manage Company debt (excluding Ford Credit) levels with a leverage framework that targets investment grade credit ratings through a normal business cycle. The leverage framework includes a ratio of total Company debt (excluding Ford Credit), underfunded pension liabilities, operating leases, and other adjustments, divided by Company adjusted EBIT (excluding Ford Credit EBT), and further adjusted to exclude depreciation and tooling amortization (excluding Ford Credit).

Ford Credit's leverage is calculated as a separate business as described in the "Liquidity and Capital Resources - Ford Credit Segment" section of Item 7. Ford Credit is self-funding and its debt, which is used to fund its operations, is separate from our Company debt excluding Ford Credit.

Ford Credit Segment

Ford Credit remains well capitalized with a strong balance sheet and funding diversified across platforms and markets. Ford Credit continues to have robust access to capital markets and ended 2024 with $25.2 billion of liquidity.

Key elements of Ford Credit's funding strategy include:

- Maintain strong liquidity and funding diversity
- Prudently access public markets
- Continue to leverage retail deposits in Europe
- Flexibility to increase asset-backed securities mix as needed; preserving assets and committed capacity
- Target financial statement leverage of 9:1 to 10:1
- Maintain self-liquidating balance sheet

Ford Credit's liquidity profile continues to be diverse, robust, and focused on maintaining liquidity levels that meet its business and funding requirements. Ford Credit regularly stress tests its balance sheet and liquidity to ensure that it can continue to meet its financial obligations through economic cycles.

Funding Sources. Ford Credit's funding sources include primarily unsecured debt and securitization transactions (including other structured financings). Ford Credit issues both short-term and long-term debt that is held by both institutional and retail investors, with long-term debt having an original maturity of more than 12 months. Ford Credit sponsors a number of securitization programs that can be structured to provide both short-term and long-term funding through institutional investors and other financial institutions in the United States and international capital markets.

Ford Credit obtains unsecured funding from the sale of demand notes under its Ford Interest Advantage program and through the retail deposit programs at FCE and Ford Bank. At December 31, 2024, the principal amount outstanding of Ford Interest Advantage notes, which may be redeemed at any time at the option of the holders thereof without restriction, and FCE and Ford Bank deposits was $18.3 billion. Ford Credit maintains multiple sources of readily available liquidity to fund the payment of its unsecured short-term debt obligations.

The following table shows funding for Ford Credit's net receivables (in billions):

	December 31, 2022		December 31, 2023		December 31, 2024	
Funding Structure						
Term unsecured debt	$	48.3	$	54.1	$	59.2
Term asset-backed securities		56.4		58.0		60.4
Retail Deposits / Ford Interest Advantage		14.3		17.2		18.3
Other		2.7		1.4		1.2
Equity		11.9		13.4		13.8
Cash		(11.3)		(10.9)		(9.3)
Total Net Receivables	$	122.3	$	133.2	$	143.6
Securitized Funding as Percent of Total Debt		47.4%		44.9%		43.8%

Net receivables of $143.6 billion at December 31, 2024 were funded primarily with term unsecured debt and term asset-backed securities. Securitized funding as a percent of total debt was 43.8% as of December 31, 2024.

Public Term Funding Plan. The following table shows Ford Credit's issuances for full year 2022, 2023, and 2024, and its planned issuances for full year 2025, excluding short-term funding programs (in billions):

	2022 Actual	2023 Actual	2024 Actual	2025 Forecast
Unsecured	$ 6	$ 14	$ 17	$ 11 -14
Securitizations	10	14	16	13 -16
Total public	$ 16	$ 28	$ 33	$ 24 - 30

In 2024, Ford Credit completed $33 billion of public term funding. For 2025, Ford Credit projects full year public term funding in the range of $24 billion to $30 billion. Through February 4, 2025, Ford Credit completed $5 billion of public term issuances.

Liquidity. The following table shows Ford Credit's liquidity sources and utilization (in billions):

	December 31, 2022	December 31, 2023	December 31, 2024
Liquidity Sources (a)			
Cash	$ 11.3	$ 10.9	$ 9.3
Committed asset-backed facilities	37.4	42.9	42.9
Other unsecured credit facilities	2.3	2.4	1.7
Total liquidity sources	$ 51.0	$ 56.2	$ 53.9
Utilization of Liquidity (a)			
Securitization cash and restricted cash	$ (2.9)	$ (2.8)	$ (3.1)
Committed asset-backed facilities	(26.6)	(27.5)	(25.6)
Other unsecured credit facilities	(0.8)	(0.4)	(0.5)
Total utilization of liquidity	$ (30.3)	$ (30.7)	$ (29.2)
Available liquidity	$ 20.7	$ 25.5	$ 24.7
Other adjustments	0.4	0.2	0.5
Net liquidity available for use	$ 21.1	$ 25.7	$ 25.2

_____
(a) See *Definitions and Information Regarding Ford Credit Causal Factors* section.

Ford Credit's net liquidity available for use will fluctuate quarterly based on factors including near-term debt maturities, receivable growth and decline, and timing of funding transactions. At December 31, 2024, Ford Credit's net liquidity available for use was $25.2 billion, $0.5 billion lower than year-end 2023. Ford Credit's sources of liquidity include cash, committed asset-backed facilities, and unsecured credit facilities. At December 31, 2024, Ford Credit's liquidity sources, including cash, committed asset-backed facilities, and unsecured credit facilities, totaled $53.9 billion, down $2.3 billion from year-end 2023, primarily explained by lower cash.

Material Cash Requirements. Ford Credit's material cash requirements include: (1) the purchase of retail financing and operating lease contracts from dealers and providing wholesale financing for dealers to finance new and used vehicles; and (2) debt repayments (for additional information on debt, see the "Balance Sheet Liquidity Profile" section below, the "Material Cash Requirements" section in "Liquidity and Capital Resources - Company Excluding Ford Credit" above, and Note 18 of the Notes to the Financial Statements). In addition, subject to approval by Ford Credit's Board of Directors, shareholder distributions may require the expenditure of a material amount of cash. Moreover, Ford Credit may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

Ford Credit plans to utilize its liquidity (as described above) and its cash flows from business operations to fund its material cash requirements.

Balance Sheet Liquidity Profile. Ford Credit defines its balance sheet liquidity profile as the cumulative maturities, including the impact of expected prepayments and allowance for credit losses, of its finance receivables, investment in operating leases, and cash, less the cumulative debt maturities over upcoming annual periods. Ford Credit's balance sheet is inherently liquid because of the short-term nature of its finance receivables, investment in operating leases, and cash. Ford Credit ensures its cumulative debt maturities have a longer tenor than its cumulative asset maturities. This positive maturity profile is intended to provide Ford Credit with additional liquidity after all of its assets have been funded and is in addition to liquidity available to protect for stress scenarios.

The following table shows Ford Credit's cumulative maturities for assets and total debt for the periods presented and unsecured long-term debt maturities in the individual periods presented (in billions):

	2025	**2026**	**2027**	**2028 and Beyond**
Balance Sheet Liquidity Profile				
Assets (a)	$ 79	$ 109	$ 134	$ 160
Total debt (b)	63	91	109	139
Memo: Unsecured long-term debt maturities	13	13	11	25

(a)   Includes gross finance receivables less the allowance for credit losses (including certain finance receivables that are reclassified in consolidation to *Trade and other receivables*), investment in operating leases net of accumulated depreciation, cash and cash equivalents, and marketable securities (excluding amounts related to insurance activities). Amounts shown include the impact of expected prepayments.
(b)   Excludes unamortized debt (discount)/premium, unamortized issuance costs, and fair value adjustments.

Maturities of investment in operating leases consist primarily of the portion of rental payments attributable to depreciation over the remaining life of the lease and the expected residual value at lease termination. Maturities of finance receivables and investment in operating leases in the table above include expected prepayments for Ford Credit's retail installment sale contracts and investment in operating leases. The table above also reflects adjustments to debt maturities to match the asset-backed debt maturities with the underlying asset maturities.

All wholesale securitization transactions and wholesale receivables are shown maturing in the next 12 months, even if the maturities extend beyond 2025. The retail securitization transactions under certain committed asset-backed facilities are assumed to amortize immediately rather than amortizing after the expiration of the commitment period. As of December 31, 2024, Ford Credit had $160 billion of assets, $72 billion of which were unencumbered.

Funding and Liquidity Risks. Ford Credit's funding plan is subject to risks and uncertainties, many of which are beyond its control, including disruption in the capital markets that could impact both unsecured debt and asset-backed securities issuance and the effects of regulatory changes on the financial markets.

Despite Ford Credit's diverse sources of funding and liquidity, its ability to maintain liquidity may be affected by, among others, the following factors (not necessarily listed in order of importance or probability of occurrence):

- Prolonged disruption of the debt and securitization markets;
- Global capital markets volatility;
- Credit ratings assigned to Ford and Ford Credit;
- Market capacity for Ford- and Ford Credit-sponsored investments;
- General demand for the type of securities Ford Credit offers;
- Ford Credit's ability to continue funding through asset-backed financing structures;
- Performance of the underlying assets within Ford Credit's asset-backed financing structures;
- Inability to obtain hedging instruments;
- Accounting and regulatory changes; and
- Ford Credit's ability to maintain credit facilities and committed asset-backed facilities.

Stress Tests. Ford Credit regularly conducts stress testing on its funding and liquidity sources to ensure it can continue to meet financial obligations and support the sale of Ford and Lincoln vehicles during firm-specific and market-wide stress events. Stress tests are intended to quantify the potential impact of various adverse scenarios on the balance sheet and liquidity. These scenarios include assumptions on access to unsecured and secured debt markets, runoff of short-term funding, and ability to renew expiring liquidity commitments and are measured over various time periods, including 30 days, 90 days, and longer term. Ford Credit's stress test does not assume any additional funding, liquidity, or capital support from Ford. Ford Credit routinely develops contingency funding plans as part of its liquidity stress testing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Leverage. Ford Credit uses leverage, or the debt-to-equity ratio, to make various business decisions, including evaluating and establishing pricing for finance receivable and operating lease financing, and assessing its capital structure.

The table below shows the calculation of Ford Credit's financial statement leverage (in billions):

	December 31, 2022	December 31, 2023	December 31, 2024
Leverage Calculation			
Debt	$ 119.0	$ 129.3	$ 137.9
Equity (a)	11.9	13.4	13.8
Financial statement leverage (to 1)	10.0	9.7	10.0

(a)   Total shareholder's interest reported on Ford Credit's balance sheets.

Ford Credit plans its leverage by considering market conditions and the risk characteristics of its business. At December 31, 2024, Ford Credit's financial statement leverage was 10.0:1. Ford Credit targets financial statement leverage in the range of 9:1 to 10:1.

Total Company

Pension Plan Contributions and Strategy. Our strategy is to reduce the risk of our funded defined benefit pension plans, including minimizing the volatility of the value of our pension assets relative to pension liabilities and the need for unplanned use of capital resources to fund the plans. The strategy reduces balance sheet, cash flow, and income exposures and, in turn, reduces our risk profile. Going forward, we expect to:

- Limit our pension contributions to offset ongoing service cost, ensure our funded plans remain fully funded in aggregate, and meet regulatory requirements, if any;
- Minimize the volatility of the value of our pension assets relative to pension obligations and ensure assets are sufficient to pay plan benefits; and
- Evaluate strategic actions to reduce pension liabilities, such as plan design changes, curtailments, or settlements

	2023	2024	2024 H / (L) 2023
Pension Funded Status ($B)			
U.S. Plans	$ (1.3)	$ (1.0)	$ 0.3
Non-U.S. Plans	(1.0)	0.5	1.5
Total Global Pension	$ (2.3)	$ (0.5)	$ 1.8
Year-End Discount Rate (Weighted Average)			
U.S. Plans	5.17 %	5.65 %	48 bps
Non-U.S. Plans	3.98 %	4.51 %	53 bps
Actual Asset Returns			
U.S. Plans	7.41 %	0.08 %	(7.33) ppts
Non-U.S. Plans	5.56 %	2.77 %	(2.79) ppts
Pension - Funded Plans Only ($B)			
Funded Status	$ 2.1	$ 3.4	$ 1.3
Contributions for Funded Plans	0.6	1.1	0.5

Worldwide, our defined benefit pension plans were underfunded by $0.5 billion at December 31, 2024, an improvement of $1.8 billion from December 31, 2023, primarily reflecting 2024 plan contributions and the impact of higher discount rates compared to year-end 2023, partially offset by actual asset returns lower than our assumptions. Of the $0.5 billion underfunded status at year-end 2024, our funded plans were $3.4 billion overfunded and our unfunded plans were $3.9 billion underfunded. These unfunded plans are "pay as you go" with benefits paid from Company cash and primarily include certain plans in Germany and U.S. defined benefit plans for senior management.

The fixed income mix was 75% in our U.S. plans and 80% in our non-U.S. plans at year-end 2024.

In 2024, we contributed $1,073 million to our global funded pension plans, an increase of $481 million compared with 2023. During 2025, we expect to contribute about $800 million of cash to our global funded pension plans. We also expect to make about $450 million of benefit payments to participants in unfunded plans. Based on current assumptions and regulations, we do not expect to have a legal requirement to fund our major U.S. pension plans in 2025. Our global funded plans remain fully funded in aggregate, demonstrating the effectiveness of our de-risking strategy and our commitment to a strong balance sheet.

For a detailed discussion of our pension plans, refer to the "Critical Accounting Estimates - Pensions and Other Postretirement Employee Benefits" section of Item 7 and Note 16 of the Notes to the Financial Statements.

Return on Invested Capital ("ROIC"). We analyze total Company performance using an adjusted ROIC financial metric based on an after-tax rolling four quarter average. The following table contains the calculation of our ROIC for the years shown (in billions):

	December 31, 2022		December 31, 2023		December 31, 2024	
Adjusted Net Operating Profit/(Loss) After Cash Tax						
Net income/(loss) attributable to Ford	$	(2.0)	$	4.3	$	5.9
Add: Noncontrolling interest		(0.2)		—		—
Less: Income tax		0.9		0.4		(1.3)
Add: Cash tax		(0.8)		(1.0)		(1.2)
Less: Interest on debt		(1.3)		(1.3)		(1.1)
Less: Total pension / OPEB income / (cost)		0.4		(3.1)		(0.1)
Add: Pension / OPEB service costs		(1.0)		(0.6)		(0.6)
Net operating profit/(loss) after cash tax	$	(3.9)	$	6.7	$	6.7
Less: Special items (excl. pension / OPEB) pre-tax		(11.7)		(2.7)		(2.3)
Adjusted net operating profit/(loss) after cash tax	$	7.8	$	9.5	$	9.1
Invested Capital						
Equity	$	43.2	$	42.8	$	44.9
Debt (excl. Ford Credit)		19.9		19.9		20.7
Net pension and OPEB liability		4.7		7.0		5.0
Invested capital (end of period)	$	67.8	$	69.8	$	70.5
Average invested capital	$	70.0	$	68.1	$	70.1
ROIC (a)		(5.6)%		9.9 %		9.6 %
Adjusted ROIC (Non-GAAP) (b)		11.2 %		13.9 %		12.9 %

(a)   Calculated as the sum of net operating profit/(loss) after cash tax from the last four quarters, divided by the average invested capital over the last four quarters.

(b)   Calculated as the sum of adjusted net operating profit/(loss) after cash tax from the last four quarters, divided by the average invested capital over the last four quarters.

Note: Numbers may not sum due to rounding.

CREDIT RATINGS

Our short-term and long-term debt is rated by four credit rating agencies designated as nationally recognized statistical rating organizations ("NRSROs") by the U.S. Securities and Exchange Commission: DBRS, Fitch, Moody's, and S&P.

In several markets, locally recognized rating agencies also rate us. A credit rating reflects an assessment by the rating agency of the credit risk associated with a corporate entity or particular securities issued by that entity. Rating agencies' ratings of us are based on information provided by us and other sources. Credit ratings are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria for evaluating company risk and, therefore, ratings should be evaluated independently for each rating agency.

There have been no rating actions by these NRSROs since the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

The following table summarizes certain of the credit ratings and outlook presently assigned by these four NRSROs:

	NRSRO RATINGS						
	Ford			**Ford Credit**			**NRSROs**
	Issuer Default / Corporate / Issuer Rating	**Long-Term Senior Unsecured**	**Outlook / Trend**	**Long-Term Senior Unsecured**	**Short-Term Unsecured**	**Outlook / Trend**	**Minimum Long-Term Investment Grade Rating**
DBRS	BBB (low)	BBB (low)	Stable	BBB (low)	R-2 (low)	Stable	BBB (low)
Fitch	BBB-	BBB-	Stable	BBB-	F3	Stable	BBB-
Moody's	N/A	Ba1	Stable	Ba1	NP	Stable	Baa3
S&P	BBB-	BBB-	Stable	BBB-	A-3	Stable	BBB-

OUTLOOK

We provided 2025 Company guidance in our earnings release furnished on Form 8-K dated February 5, 2025. The guidance is based on our expectations as of February 5, 2025, and assumes no material change to our current assumptions for inflation, logistics issues, production, or macroeconomic conditions. Moreover, our guidance has not factored in any new policy changes by the administration in the United States, including recently announced or future tariffs, or tariffs that may be imposed by other governments. Our actual results could differ materially from our guidance due to risks, uncertainties, and other factors, including those set forth in "Risk Factors" in Item 1A of Part I.

	2025 Guidance
Total Company	
Adjusted EBIT (a)	$7.0 - $8.5 billion
Adjusted Free Cash Flow (a)	$3.5 - $4.5 billion
Capital spending	$8.0 - $9.0 billion
Ford Credit	
EBT	About $2.0 billion

(a) When we provide guidance for Adjusted EBIT and Adjusted Free Cash Flow, we do not provide guidance for the most comparable GAAP measures because, as described in more detail below in "Non-GAAP Measures That Supplement GAAP Measures," they include items that are difficult to predict with reasonable certainty.

For full-year 2025, we expect adjusted EBIT of $7.0 billion to $8.5 billion and adjusted free cash flow of $3.5 billion to $4.5 billion.

On a segment basis, we expect:

- Ford Pro EBIT of $7.5 billion to $8.0 billion, reflecting continued strength of core Ford Pro products and services along with moderated pricing across fleets, including daily rental
- Ford Blue EBIT of $3.5 billion to $4.0 billion, reflecting lower wholesales as inventories rebalance and exchange rate pressures. We also expect cost efficiencies to be a partial offset
- Ford Model e EBIT loss of $5.0 billion to $5.5 billion, reflecting continued pricing pressure and on-going investments in our next generation products, offset partially by continued cost efficiencies
- Ford Credit EBT of about $2.0 billion

Our outlook for 2025 assumes:

- U.S. industry sales of 16.0 million to 16.5 million units
- Lower pricing across the industry with inventory at normalized levels
- Net cost reduction of at least $1.0 billion

We are continuing to assess the full implications of the tariffs on imports to the United States from Canada and Mexico (in addition to China) announced on February 1, 2025. The precise impacts depend on scope and timing in addition to a number of secondary and tertiary effects, e.g., price elasticities, how our Tier 1 and Tier 2 suppliers react, possible substitution effects, and possible duty drawbacks. However, should 25% tariffs be implemented and remain in place for an extended period of time, it would significantly reduce Ford's earnings over the course of the year.

Cautionary Note on Forward-Looking Statements

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

• Ford's long-term success depends on delivering the Ford+ plan, including improving cost and competitiveness;
• Ford's vehicles could be affected by defects that result in recall campaigns, increased warranty costs, or delays in new model launches, and the time it takes to improve the quality of our vehicles and services and reduce the costs associated therewith could continue to have an adverse effect on our business;
• Ford is highly dependent on its suppliers to deliver components in accordance with Ford's production schedule and specifications, and a shortage of or inability to timely acquire key components or raw materials can disrupt Ford's production of vehicles;
• Ford's production, as well as Ford's suppliers' production, and/or the ability to deliver products to consumers could be disrupted by labor issues, public health issues, natural or man-made disasters, adverse effects of climate change, financial distress, production difficulties, capacity limitations, or other factors;
• Ford may not realize the anticipated benefits of existing or pending strategic alliances, joint ventures, acquisitions, divestitures, or business strategies or the benefits may take longer than expected to materialize;
• Ford may not realize the anticipated benefits of restructuring actions and such actions may cause Ford to incur significant charges, disrupt our operations, or harm our reputation;
• Failure to develop and deploy secure digital services that appeal to customers and grow our subscription rates could have a negative impact on Ford's business;
• Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints;
• Ford's ability to attract, develop, grow, support, and reward talent is critical to its success and competitiveness;
• Operational information systems, security systems, vehicles, and services could be affected by cybersecurity incidents, ransomware attacks, and other disruptions and impact Ford, Ford Credit, their suppliers, and dealers;
• To facilitate access to the raw materials and other components necessary for the production of electric vehicles, Ford has entered into and may, in the future, enter into multi-year commitments to raw material and other suppliers that subject Ford to risks associated with lower future demand for such items as well as costs that fluctuate and are difficult to accurately forecast;
• With a global footprint and supply chain, Ford's results and operations could be adversely affected by economic or geopolitical developments, including protectionist trade policies such as tariffs, or other events;
• Ford's new and existing products and digital, software, and physical services are subject to market acceptance and face significant competition from existing and new entrants in the automotive and digital and software services industries, and Ford's reputation may be harmed based on positions it takes or if it is unable to achieve the initiatives it has announced;
• Ford may face increased price competition for its products and services, including pricing pressure resulting from industry excess capacity, currency fluctuations, competitive actions, or economic or other factors, particularly for electric vehicles;
• Inflationary pressure and fluctuations in commodity and energy prices, foreign currency exchange rates, interest rates, and market value of Ford or Ford Credit's investments, including marketable securities, can have a significant effect on results;
• Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
• Industry sales volume can be volatile and could decline if there is a financial crisis, recession, public health emergency, or significant geopolitical event;
• The impact of government incentives on Ford's business could be significant, and Ford's receipt of government incentives could be subject to reduction, termination, or clawback;
• Ford and Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, asset portfolios, or other factors;
• Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
• Economic and demographic experience for pension and OPEB plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;
• Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition;
• Ford and Ford Credit could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, services, perceived environmental impacts, or otherwise;
• Ford may need to substantially modify its product plans and facilities to comply with safety, emissions, fuel economy, autonomous driving technology, environmental, and other regulations;
• Ford and Ford Credit could be affected by the continued development of more stringent privacy, data use, data protection, data access, and artificial intelligence laws and regulations as well as consumers' heightened expectations to safeguard their personal information; and
• Ford Credit could be subject to new or increased credit regulations, consumer protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" above.

NON-GAAP FINANCIAL MEASURES THAT SUPPLEMENT GAAP MEASURES

We use both generally accepted accounting principles ("GAAP") and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying operating results and trends, and a means to compare our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

*   *Company Adjusted EBIT (Most Comparable GAAP Measure: Net Income/(Loss) Attributable to Ford)* – Earnings before interest and taxes (EBIT) excludes interest on debt (excl. Ford Credit Debt), taxes, and pre-tax special items. This non-GAAP measure is useful to management and investors because it focuses on underlying operating results and trends, and improves comparability of our period-over-period results. Our management ordinarily excludes special items from its review of the results of the operating segments for purposes of measuring segment profitability and allocating resources. Our categories of pre-tax special items and the applicable significance guideline for each item (which may consist of a group of items related to a single event or action) are as follows:

Pre-Tax Special Item	Significance Guideline
◦ Pension and OPEB remeasurement gains and losses	◦ No minimum
◦ Gains and losses on investments in equity securities	◦ No minimum
◦ Personnel expenses, supplier- and dealer-related costs, and facility-related charges stemming from our efforts to match production capacity and cost structure to market demand and changing model mix	◦ Generally $100 million or more
◦ Other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities	◦ $500 million or more for individual field service actions; generally $100 million or more for other items

When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty, including gains and losses on pension and OPEB remeasurements and on investments in equity securities.

*   *Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Company Net Income/(Loss) Margin)* – Company adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting.

*   *Adjusted Earnings/(Loss) Per Share (Most Comparable GAAP Measure: Earnings/(Loss) Per Share)* – Measure of Company's diluted net earnings/(loss) per share adjusted for impact of pre-tax special items (described above), tax special items, and restructuring impacts in noncontrolling interests. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of earnings from ongoing operating activities. When we provide guidance for adjusted earnings/(loss) per share, we do not provide guidance on an earnings/(loss) per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

*   *Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate)* – Measure of Company's tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- *Company Adjusted Free Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By/(Used In) Operating Activities)* – Measure of Company's operating cash flow excluding Ford Credit's operating cash flows. The measure contains elements management considers operating activities, including Company excluding Ford Credit capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, restructuring actions, and other items that are considered operating cash flows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management's assessment of the Company's operating cash flow performance. When we provide guidance for Company adjusted free cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities.

- *Adjusted ROIC* – Calculated as the sum of adjusted net operating profit/(loss) after cash tax from the last four quarters, divided by the average invested capital over the last four quarters. Adjusted Return on Invested Capital ("Adjusted ROIC") provides management and investors with useful information to evaluate the Company's after-cash tax operating return on its invested capital for the period presented. Adjusted net operating profit/(loss) after cash tax measures operating results less special items, interest on debt (excl. Ford Credit Debt), and certain pension/OPEB costs. Average invested capital is the sum of average balance sheet equity, debt (excl. Ford Credit Debt), and net pension/OPEB liability.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

The following tables show our Non-GAAP financial measure reconciliations.

Net Income/(Loss) Reconciliation to Adjusted EBIT ($M)

	2022	2023	2024
Net income/(loss) attributable to Ford (GAAP)	$ (1,981)	$ 4,347	$ 5,879
Income/(Loss) attributable to noncontrolling interests	(171)	(18)	15
Net income/(loss)	$ (2,152)	$ 4,329	$ 5,894
Less: (Provision for)/Benefit from income taxes (a)	864	362	(1,339)
Income/(Loss) before income taxes	$ (3,016)	$ 3,967	$ 7,233
Less: Special items pre-tax	(12,172)	(5,147)	(1,860)
Income/(Loss) before special items pre-tax	$ 9,156	$ 9,114	$ 9,093
Less: Interest on debt	(1,259)	(1,302)	(1,115)
Adjusted EBIT (Non-GAAP)	$ 10,415	$ 10,416	$ 10,208
Memo:			
Revenue ($B)	$ 158.1	$ 176.2	$ 185.0
Net income/(loss) margin (%)	(1.3)%	2.5 %	3.2 %
Adjusted EBIT margin (%)	6.6 %	5.9 %	5.5 %

_____
(a)   2022 reflects the tax consequences of unrealized losses on marketable securities and favorable changes in our valuation allowances; 2023 reflects benefits from U.S. research tax credits and legal entity restructuring within our leasing operations and China.

Earnings/(Loss) per Share Reconciliation to Adjusted Earnings/(Loss) per Share

	2022	2023	2024
Diluted After-Tax Results ($M)			
Diluted after-tax results (GAAP)	$ (1,981)	$ 4,347	$ 5,879
Less: Impact of pre-tax and tax special items (a)	(9,599)	(3,786)	(1,537)
Adjusted net income/(loss) - diluted (Non-GAAP)	$ 7,618	$ 8,133	$ 7,416
Basic and Diluted Shares (M)			
Basic shares (average shares outstanding)	4,014	3,998	3,978
Net dilutive options, unvested restricted stock units, unvested restricted stock shares, and convertible debt	42	43	43
Diluted shares	4,056	4,041	4,021
Earnings/(Loss) per share - diluted (GAAP) (b)	$ (0.49)	$ 1.08	$ 1.46
Less: Net impact of adjustments	(2.37)	(0.93)	(0.38)
Adjusted earnings per share - diluted (Non-GAAP)	$ 1.88	$ 2.01	$ 1.84

_____
(a)   Includes adjustment for noncontrolling interest in 2023.
(b)   In 2022, there were 42 million shares excluded from the calculation of diluted earnings/(loss) per share due to their anti-dilutive effect.

Effective Tax Rate Reconciliation to Adjusted Effective Tax Rate

		2022		2023		2024
Pre-Tax Results ($M)						
Income/(Loss) before income taxes (GAAP)	$	(3,016)	$	3,967	$	7,233
Less: Impact of special items		(12,172)		(5,147)		(1,860)
Adjusted earnings before taxes (Non-GAAP)	$	9,156	$	9,114	$	9,093
Taxes ($M)						
(Provision for)/Benefit from income taxes (GAAP) (a)	$	864	$	362	$	(1,339)
Less: Impact of special items (b)		2,573		1,273		323
Adjusted (provision for)/benefit from income taxes (Non-GAAP)	$	(1,709)	$	(911)	$	(1,662)
Tax Rate (%)						
Effective tax rate (GAAP) (a)		28.6 %		(9.1)%		18.5 %
Adjusted effective tax rate (Non-GAAP)		18.7 %		10.0 %		18.3 %

_____
(a) 2023 reflects benefits from U.S. research tax credits and legal entity restructuring within our leasing operations and China.
(b) 2022 reflects the tax consequences of unrealized losses on marketable securities and favorable changes in our valuation allowances; 2023 reflects benefits from China legal entity restructuring.

Net Cash Provided by/(Used in) Operating Activities Reconciliation to Company Adjusted Free Cash Flow ($M)

		2022		2023		2024
Net cash provided by/(used in) operating activities (GAAP)	$	6,853	$	14,918	$	15,423
Less: Items not included in Company Adjusted Free Cash Flows						
Ford Credit operating cash flows	$	(5,416)	$	1,180	$	3,600
Funded pension contributions		(567)		(592)		(1,073)
Restructuring (including separations) (a)		(835)		(1,025)		(799)
Ford Credit tax payments/(refunds) under tax sharing agreement		147		169		(15)
Other, net		(58)		240		(877)
Add: Items included in Company Adjusted Free Cash Flows						
Company excluding Ford Credit capital spending	$	(6,511)	$	(8,152)	$	(8,590)
Ford Credit distributions		2,100		—		500
Settlement of derivatives		(90)		7		175
Company adjusted free cash flow (Non-GAAP)	$	9,081	$	6,801	$	6,672

_____
(a) Restructuring excludes cash flows reported in investing activities.

2024 SUPPLEMENTAL INFORMATION

The tables below provide supplemental consolidating financial information and other financial information. Company excluding Ford Credit includes our Ford Blue, Ford Model e, Ford Pro, and Ford Next reportable segments, Corporate Other, Interest on Debt, and Special Items. Eliminations, where presented, primarily represent eliminations of intersegment transactions and deferred tax netting.

Selected Income Statement Information. The following table provides supplemental income statement information (in millions):

	For the Year Ended December 31, 2024		
	Company excluding Ford Credit	**Ford Credit**	**Consolidated**
Revenues	$ 172,706	$ 12,286	$ 184,992
Total costs and expenses	168,721	11,052	179,773
Operating income/(loss)	3,985	1,234	5,219
Interest expense on Company debt excluding Ford Credit	1,115	—	1,115
Other income/(loss), net	2,073	378	2,451
Equity in net income/(loss) of affiliated companies	636	42	678
Income/(Loss) before income taxes	5,579	1,654	7,233
Provision for/(Benefit from) income taxes	941	398	1,339
Net income/(loss)	4,638	1,256	5,894
Less: Income/(Loss) attributable to noncontrolling interests	15	—	15
Net income/(loss) attributable to Ford Motor Company	$ 4,623	$ 1,256	$ 5,879

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information (in millions):

	December 31, 2024			
Assets	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Cash and cash equivalents	$ 13,663	$ 9,272	$ —	$ 22,935
Marketable securities	14,707	706	—	15,413
Ford Credit finance receivables, net	—	51,850	—	51,850
Trade and other receivables, net	5,868	8,855	—	14,723
Inventories	14,951	—	—	14,951
Other assets	3,339	1,263	—	4,602
Receivable from other segments	1,134	2,285	(3,419)	—
Total current assets	53,662	74,231	(3,419)	124,474
Ford Credit finance receivables, net	—	59,786	—	59,786
Net investment in operating leases	1,258	21,689	—	22,947
Net property	41,645	283	—	41,928
Equity in net assets of affiliated companies	6,691	130	—	6,821
Deferred income taxes	16,196	178	1	16,375
Other assets	11,628	1,237	—	12,865
Receivable from other segments	74	—	(74)	—
Total assets	$ 131,154	$ 157,534	$ (3,492)	$ 285,196
Liabilities				
Payables	$ 23,167	$ 961	$ —	$ 24,128
Other liabilities and deferred revenue	24,963	2,819	—	27,782
Company excluding Ford Credit debt payable within one year	1,756	—	—	1,756
Ford Credit debt payable within one year	—	53,193	—	53,193
Payable to other segments	3,394	25	(3,419)	—
Total current liabilities	53,280	56,998	(3,419)	106,859
Other liabilities and deferred revenue	27,165	1,667	—	28,832
Company excluding Ford Credit long-term debt	18,898	—	—	18,898
Ford Credit long-term debt	—	84,675	—	84,675
Deferred income taxes	709	364	1	1,074
Payable to other segments	—	74	(74)	—
Total liabilities	$ 100,052	$ 143,778	$ (3,492)	$ 240,338

Selected Cash Flow Information. The following tables provide supplemental cash flow information (in millions):

	For the Year Ended December 31, 2024			
Cash flows from operating activities	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Net income/(loss)	$ 4,638	$ 1,256	$ —	$ 5,894
Depreciation and tooling amortization	5,038	2,529	—	7,567
Other amortization	39	(1,739)	—	(1,700)
Provision for credit and insurance losses	13	562	—	575
Pension and OPEB expense/(income)	149	—	—	149
Equity method investment (earnings)/losses and impairments in excess of dividends received	(277)	(10)	—	(287)
Foreign currency adjustments	317	(90)	—	227
Net realized and unrealized (gains)/losses on cash equivalents, marketable securities, and other investments	45	(3)	—	42
Stock compensation	493	18	—	511
Provision for/(Benefit from) deferred income taxes	74	276	—	350
Decrease/(Increase) in finance receivables (wholesale and other)	—	(4,299)	—	(4,299)
Decrease/(Increase) in intersegment receivables/payables	529	(529)	—	—
Decrease/(Increase) in accounts receivable and other assets	(2,230)	(267)	—	(2,497)
Decrease/(Increase) in inventory	27	—	—	27
Increase/(Decrease) in accounts payable and accrued and other liabilities	8,106	319	—	8,425
Other	211	228	—	439
Interest supplements and residual value support to Ford Credit	(5,349)	5,349	—	—
Net cash provided by/(used in) operating activities	$ 11,823	$ 3,600	$ —	$ 15,423
Cash flows from investing activities				
Capital spending	$ (8,590)	$ (94)	$ —	$ (8,684)
Acquisitions of finance receivables and operating leases	—	(59,720)	—	(59,720)
Collections of finance receivables and operating leases	—	45,159	—	45,159
Purchases of marketable securities and other investments	(12,026)	(274)	—	(12,300)
Sales and maturities of marketable securities and other investments	11,990	356	—	12,346
Settlements of derivatives	175	(443)	—	(268)
Capital contributions to equity method investments	(2,323)	—	—	(2,323)
Returns of capital from equity method investments	1,465	—	—	1,465
Other	(45)	—	—	(45)
Investing activity (to)/from other segments	500	4	(504)	—
Net cash provided by/(used in) investing activities	$ (8,854)	$ (15,012)	$ (504)	$ (24,370)
Cash flows from financing activities				
Cash payments for dividends and dividend equivalents	$ (3,118)	$ —	$ —	$ (3,118)
Purchases of common stock	(426)	—	—	(426)
Net changes in short-term debt	519	(795)	—	(276)
Proceeds from issuance of long-term debt	110	57,202	—	57,312
Payments on long-term debt	(152)	(45,528)	—	(45,680)
Other	(192)	(135)	—	(327)
Financing activity to/(from) other segments	(4)	(500)	504	—
Net cash provided by/(used in) financing activities	$ (3,263)	$ 10,244	$ 504	$ 7,485
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$ (191)	$ (267)	$ —	$ (458)

Selected Other Information.

   Equity. At December 31, 2023, total equity attributable to Ford was $42.8 billion, a decrease of $0.4 billion compared with December 31, 2022. At December 31, 2024, total equity attributable to Ford was $44.8 billion, an increase of $2.1 billion compared with December 31, 2023. The detail for the changes is shown below (in billions):

	2023 vs 2022 Increase/ (Decrease)	2024 vs 2023 Increase/ (Decrease)
Net income/(loss)	$ 4.3	$ 5.9
Shareholder distributions (a)	(5.4)	(3.6)
Other comprehensive income/(loss)	0.3	(0.6)
Adoption of accounting standards	—	—
Common stock issued (including share-based compensation impacts)	0.4	0.4
Total	$ (0.4)	$ 2.1

_____
(a)   Includes cash dividends, dividend equivalents, and anti-dilutive share repurchases.

CRITICAL ACCOUNTING ESTIMATES

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Warranties and Field Service Actions

Nature of Estimates Required. We provide base warranties on the products we sell for specific periods of time and/or mileage, which vary depending upon the type of product and the geographic location of its sale. Separately, we also periodically perform field service actions related to safety recalls, emission recalls, and other product campaigns. Software updates are increasingly a component of vehicle service and may be performed during warranty coverage repairs, through field service actions, or through over-the-air updates. We accrue the estimated cost of both base warranty coverages and field service actions at the time of sale. In addition, from time to time, we issue extended warranties at our expense, the estimated cost of which is accrued at the time of issuance.

Assumptions and Approach Used. We establish our estimate of base warranty obligations using a patterned estimation model. We use historical information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. We reevaluate our estimate of base warranty obligations on a regular basis. Experience has shown that initial data for any given model year may be volatile; therefore, our process relies on long-term historical averages until sufficient data are available. With actual experience, we use the data to update the historical averages. We then compare the resulting accruals with present spending rates to assess whether the balances are adequate to meet expected future obligations. Based on this data, we update our estimates as necessary.

Field service actions may occur in periods beyond the base warranty coverage period. We establish our estimates of field service action obligations using a patterned estimation model. We use historical information regarding the nature, frequency, severity, and average cost of claims for each model year. We assess our obligation for field service actions on a regular basis using actual claims experience and update our estimates as necessary.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 24 of the Notes to the Financial Statements for information regarding warranty and field service action costs.

Pensions and Other Postretirement Employee Benefits

Nature of Estimates Required. The estimation of our defined benefit pension and OPEB plan obligations and expenses requires that we utilize the calculated present value of the projected future payments to all participants, taking into consideration valuation assumptions specific to each plan. Plan obligations and expenses are based on existing retirement plan provisions. No assumption is made regarding any potential future changes to benefit provisions beyond those to which we are presently committed (e.g., in existing labor contracts).

Assumptions and Approach Used. The assumptions used in developing the required estimates include the following key factors:

- *Discount rates.* Our discount rate assumptions are based primarily on the results of cash flow matching analyses, which match the future cash outflows for each major plan to a yield curve based on high-quality bonds specific to the country of the plan. Benefit payments are discounted at the rates on the curve to determine the year-end obligations.

- *Expected long-term rate of return on plan assets.* Our expected long-term rate of return considers inputs from a range of advisors for capital market returns, adjusted for specific aspects of our investment strategy by plan. Historical returns also are considered when appropriate. The assumption is based on consideration of all inputs, with a focus on long-term trends to avoid short-term market influences.

- *Salary growth.* Our salary growth assumption reflects our actual experience, long-term outlook, and assumed inflation.

- *Inflation.* Our inflation assumption is based on an evaluation of external market indicators, including real gross domestic product growth and central bank inflation targets.

- *Expected contributions.* Our expected amount and timing of contributions are based on an assessment of minimum requirements, cash availability, and other considerations (e.g., funded status, avoidance of regulatory premiums and levies, and tax efficiency).

- *Retirement rates.* Retirement rates are developed to reflect actual and projected plan experience.

- *Mortality rates.* Mortality rates are developed to reflect actual and projected plan experience.

- *Health care cost trends*. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

Assumptions are set at each year-end and are generally not changed during the year unless there is a major plan event, such as a curtailment or settlement that would trigger a plan remeasurement.

See Note 16 of the Notes to the Financial Statements for more information regarding pension and OPEB costs and assumptions.

Pension Plans

Effect of Actual Results. The year-end 2024 weighted average discount rate was 5.65% for U.S. plans and 4.51% for non-U.S. plans, reflecting increases of 48 and 53 basis points, respectively, compared with year-end 2023. Higher discount rates lowered the valuations of U.S. and non-U.S. plans. In 2024, the U.S. actual return on assets was 0.08%, which was lower than the expected long-term rate of return of 5.93%. Non-U.S. actual return on assets was 2.77%, which was lower than the expected long-term rate of return of 4.53%. The lower returns are explained primarily by lower returns on fixed income assets given the increase in long-term interest rates. In total, higher discount rates, partially offset by asset returns lower than our assumptions, resulted in a net remeasurement gain of $575 million. This gain has been recognized within net periodic benefit cost and reported as a special item.

For 2025, the expected long-term rate of return on assets is 6.37% for U.S. plans, up 44 basis points from 2024, and 5.23% for non-U.S. plans, up 70 basis points compared with a year ago, reflecting higher expected capital market return assumptions, including increased long-term interest rates.

De-risking Strategy. We employ a broad de-risking strategy for our global funded plans that increases the matching characteristics of our assets relative to our obligation as funded status improves. Changes in interest rates, which directly influence changes in discount rates, in addition to other factors have a significant impact on the value of our pension obligation and fixed income asset portfolio. Our de-risking strategy has increased the allocation to fixed income investments and reduced our funded status sensitivity to changes in interest rates. Changes in interest rates should result in offsetting effects in the value of our pension obligation and the value of the fixed income asset portfolio.

Sensitivity Analysis. The December 31, 2024 pension funded status and 2025 expense are affected by year-end 2024 assumptions. Sensitivities to these assumptions may be asymmetric and are specific to the time periods noted. The effects of changes in the factors that generally have the largest impact on year-end funded status and pension expense are discussed below.

Discount rates and interest rates have the largest impact on our obligations and fixed income assets. The table below estimates the effect on our funded status of an increase/decrease in discount rates and interest rates (in millions):

Factor	Basis Point Change	Increase/(Decrease) in December 31, 2024 Funded Status	
		U.S. Plans	Non-U.S. Plans
Discount rate - obligation	+/- 100 bps	$2,500/$(3,000)	$2,300/$(2,800)
Interest rate - fixed income assets	+/- 100	(2,400)/2,800	(1,700)/2,100
Net impact on funded status		$100/$(200)	$600/$(700)

The fixed income asset sensitivity shown excludes other fixed income return components (e.g., changes in credit spreads, bond coupon and active management excess returns), and growth asset returns. Other factors that affect net funded status (e.g., contributions) are not reflected.

Interest rates and the expected long-term rate of return on assets have the largest effect on pension expense. These assumptions are generally set at each year-end for expense recorded throughout the following year. The table below estimates the effect on pension expense of a higher/lower assumption for these factors (in millions):

Factor	Basis Point Change	Increase/(Decrease) in 2025 Pension Expense	
		U.S. Plans	Non-U.S. Plans
Interest rate - service cost and interest cost	+/- 25 bps	$25/$(25)	$15/$(15)
Expected long-term rate of return on assets	+/- 25	(70)/70	(50)/50

The effect of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities. The sensitivity of pension expense to a change in discount rate assumptions may not be linear.

Other Postretirement Employee Benefits

Effect of Actual Results. The weighted average discount rate used to determine the benefit obligation for worldwide OPEB plans at December 31, 2024 was 5.46%, compared with 5.10% at December 31, 2023, resulting in a worldwide net remeasurement gain of $112 million, which has been recognized within net periodic benefit cost and reported as a special item.

Sensitivity Analysis. Discount rates and interest rates have the largest effect on our OPEB obligation and expense. The table below estimates the effect on 2025 OPEB expense of higher/lower assumptions for these factors (in millions):

Factor	Basis Point Change	Worldwide OPEB	
		(Increase)/ Decrease 2024 YE Obligation	Increase/ (Decrease) 2025 Expense
Discount rate - obligation	+/- 100 bps	$400/$(475)	N/A
Interest rate - service cost and interest cost	+/- 25	N/A	$5/$(5)

Income Taxes

Nature of Estimates Required. We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs.

Assumptions and Approach Used. We are subject to the income tax laws and regulations of the many jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainties in the application to our facts and circumstances that may be open to interpretation. We recognize benefits for these uncertain tax positions based upon a process that requires judgment regarding the technical application of the laws, regulations, and various related judicial opinions. If, in our judgment, it is more likely than not (defined as a likelihood of more than 50%) that the uncertain tax position will be settled favorably for us, we estimate an amount that ultimately will be realized. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes to our estimate of the amount to be realized are recorded in our provision for income taxes during the period in which the change occurred.

We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized.

This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

- *Nature, frequency, and severity of current and cumulative financial reporting losses.* A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

- *Sources of future taxable income.* Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

- *Tax planning strategies.* If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

In assessing the realizability of deferred tax assets, we consider the trade-offs between cash preservation and cash outlays to preserve tax credits. We presently believe that global valuation allowances of $3.9 billion are required and that we ultimately will recover the remaining $15.3 billion of deferred tax assets. However, realization of our deferred tax assets is impacted by a number of variables, including future profitability within relevant tax jurisdictions, tax law changes, and tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods.

For additional information regarding income taxes, see Note 7 of the Notes to the Financial Statements.

Impairment of Long-Lived Assets

Asset groups are tested at the level of the smallest identifiable group of assets that generate cash flows that are largely independent of the cash flows from other assets or groups of assets. Asset groupings for impairment analysis are reevaluated when events occur, such as changes in organizational structure and management reporting. Our asset groups for 2024 were: Ford Blue North America, Ford Blue Europe, Ford Blue Rest of World, Ford Model e, Ford Pro, Ford Credit, and Ford Next.

Nature of Estimates Required - Held-and-Used Long-Lived Assets. We test our long-lived asset groups when changes in circumstances indicate their carrying value may not be recoverable. Events that trigger a test for recoverability include:

- Material adverse changes in projected revenues or expenses, present negative cash flows combined with a history of negative cash flows and a forecast that demonstrates significant continuing losses

- Adverse change in legal factors or significant negative industry or regulatory trends (such as overcrowding of market offerings or changes in regulations, resulting in excess capacity relative to market demand)

- Current expectation that a long-lived asset group will be disposed of significantly before the end of its useful life

- Significant adverse change in the manner in which an asset group is used or in its physical condition

- Significant change in the asset grouping

In addition, investing in new or emerging products (e.g., EVs) or services (e.g., connectivity) may require substantial upfront capital, which may result in initial forecasted negative cash flows in the near term. In these instances, near-term negative cash flows on their own may not be indicative of a triggering event for evaluation of impairment. In such circumstances, we also conduct a qualitative evaluation of the business growth trajectory, which includes updating our assessment of when positive cash flows are expected to be generated, confirming whether established milestones are being achieved, and assessing our ability and intent to continue to access required funding to execute the plan. If this evaluation indicates a triggering event has occurred, a test for recoverability is performed.

When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the undiscounted forecasted cash flows are less than the carrying value of the assets, the asset group's fair value is measured relying primarily on a discounted cash flow method. To the extent available, we will also consider third-party valuations of our long-lived assets that may have been prepared for other business purposes. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts of those assets are depreciated over their remaining useful life.

Nature of Estimates Required - Held-for-Sale Operations. We perform an impairment test on a disposal group to be discontinued, held for sale, or otherwise disposed of when we have committed to an action and the action is expected to be completed within one year. We estimate fair value to approximate the expected proceeds to be received, less cost to sell, and compare it to the carrying value of the disposal group. An impairment charge is recognized when the carrying value exceeds the estimated fair value. We also assess fair value if circumstances arise that were considered unlikely and, as a result, we decide not to sell a disposal group previously classified as held for sale upon reclassification to held and used. When there is a change to a plan of sale, and the assets are reclassified from held for sale to held and used, the long-lived assets are reported at the lower of (i) the carrying amount before a held-for-sale designation, adjusted for depreciation that would have been recognized if the assets had not been classified as held for sale, or (ii) the fair value at the date the assets no longer satisfy the criteria for classification as held for sale.

Assumptions and Approach Used - Held-and-Used Long-Lived Assets. The fair value of an asset group is determined from the perspective of a market participant. Considerations include appropriate discount rates, valuation techniques, the most advantageous market, and assumptions about the highest and best use of the asset group.

We measure the fair value of an asset group based on market prices (i.e., the amount for which the asset could be sold to a third party) when available. When market prices are not available, we generally estimate the fair value of the asset group using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

Changes in assumptions or estimates can materially affect the fair value measurement of an asset group and, therefore, can affect the test results. The following are key assumptions we use in making cash flow projections:

- *Business projections.* We make assumptions about the demand for our products in the marketplace. These assumptions drive our planning assumptions for volume, mix, and pricing. We also make assumptions about our cost levels (e.g., capacity utilization, cost performance). These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors.

- *Long-term growth rate.* A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which an asset group's earnings stream is projected to grow beyond the planning period.

- *Discount rate.* When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

- *Economic projections.* Assumptions regarding general economic conditions are included in and affect our assumptions regarding industry sales and pricing estimates for our vehicles. These macroeconomic assumptions include, but are not limited to, industry sales volumes, inflation, interest rates, prices of raw materials (e.g., commodities), and foreign currency exchange rates.

The market approach is another method for measuring the fair value of an asset group. This approach relies on the market value (i.e., market capitalization) of companies that are engaged in the same or a similar line of business as the asset group being evaluated. In addition, to the extent available, we also consider third-party valuations that may have been prepared for other business purposes.

During 2024, no triggering events were identified.

Assumptions and Approach Used - Held-for-sale Operations. In the first quarter of 2024, we entered into an agreement to sell 100% of our equity interest in Ford Sales and Service Korea Company ("FSSK"), and the assets and liabilities of the entity were classified as held for sale. However, as of December 31, 2024, FSSK no longer met the held-for-sale criteria as that sale transaction did not close and is no longer probable of occurring. Accordingly, FSSK's assets and liabilities were reclassified and reported as held and used as of December 31, 2024. In the third quarter of 2024, we entered into an agreement to sell 100% of our equity interest in Ford Motor Company A/S, our national sales company in Denmark. The entity was classified as held for sale in the fourth quarter of 2024 once all held-for-sale criteria were met. Accordingly, as of December 31, 2024, the assets and liabilities of Ford Motor Company A/S were reported as held for sale. We determined that the assets of both FSSK and Ford Motor Company A/S, which were not material, were not impaired. See Note 21 of the Notes to the Financial Statements for more information regarding held-for-sale operations.

Allowance for Credit Losses

The allowance for credit losses represents Ford Credit's estimate of the expected lifetime credit losses inherent in finance receivables as of the balance sheet date. The adequacy of Ford Credit's allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect *Ford Credit interest, operating, and other expenses* on our consolidated income statements and the allowance for credit losses contained within *Ford Credit finance receivables, net* on our consolidated balance sheets. See Note 10 of the Notes to the Financial Statements for more information regarding allowance for credit losses.

Nature of Estimates Required. Ford Credit estimates the allowance for credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. The models vary by portfolio and receivable type including consumer finance receivables, wholesale loans, and dealer loans. If Ford Credit does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Assumptions Used. Ford Credit's allowance for credit losses is based on its assumptions regarding:

- *Probability of default*. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance.

- *Loss given default.* The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries.

Macroeconomic factors used in Ford Credit's models are country specific and include variables such as unemployment rates, personal bankruptcy filings, housing prices, and gross domestic product.

Sensitivity Analysis. Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for Ford Credit's U.S. Ford and Lincoln retail financing portfolio at December 31, 2024 is as follows (in millions):

Assumption	Basis Point Change	Increase/ (Decrease) in Allowance for Credit Losses
Probability of default (lifetime)	+/- 100 bps	$250/$(250)
Loss given default	+/- 100	15/(15)

Accumulated Depreciation on Vehicles Subject to Operating Leases

Accumulated depreciation on vehicles subject to operating leases reduces the value of the leased vehicles in Ford Credit's operating lease portfolio from their original acquisition value to their expected residual value at the end of the lease term.

Ford Credit monitors residual values each month, and it reviews the adequacy of accumulated depreciation on a quarterly basis. If Ford Credit believes that the expected residual values for its vehicles have changed, it revises depreciation to ensure that net investment in operating leases (equal to the acquisition value of the vehicles less accumulated depreciation) will be adjusted to reflect Ford Credit's revised estimate of the expected residual value at the end of the lease term. Adjustments to depreciation expense result in a change in the depreciation rates of the vehicles subject to operating leases and are recorded prospectively on a straight-line basis.

Generally, lease customers have the option to buy the leased vehicle at the end of the lease or to return the vehicle to the dealer.

Nature of Estimates Required. Each operating lease in Ford Credit's portfolio represents a vehicle it owns that has been leased to a customer. At the time Ford Credit purchases a lease, it establishes an expected residual value for the vehicle. Ford Credit estimates the expected residual value by evaluating recent auction values, return volumes for Ford Credit's leased vehicles, industrywide used vehicle prices, marketing incentive plans, and vehicle quality data and benchmarks to third-party data depending on availability. Similar factors are considered in the third-party data Ford Credit uses to revise its estimate of the expected residual value during the lease term.

Assumptions Used. Ford Credit's accumulated depreciation on vehicles subject to operating leases is based on assumptions regarding:

- *Auction value.* Ford Credit's projection of the market value of the vehicles when sold at the end of the lease; and
- *Return volume.* Ford Credit's projection of the number of vehicles that will be returned at lease-end.

See Note 12 of the Notes to the Financial Statements for more information regarding accumulated depreciation on vehicles subject to operating leases.

Sensitivity Analysis. For returned vehicles, Ford Credit faces a risk that the amount it obtains from the vehicle sold at auction will be less than its estimate of the expected residual value for the vehicle. The impact of the change in assumptions on future auction values and return volumes would increase or decrease accumulated supplemental depreciation and depreciation expense over the remaining terms of the operating leases; however, the impact may be tempered or exacerbated based on future auction values in relation to the purchase price specified in the lease contract. A change in the assumption for an auction value will impact Ford Credit's estimate of accumulated supplemental depreciation if the future auction value is lower than the purchase price specified in the lease contract. The effect of the indicated increase/decrease in the assumptions for Ford Credit's U.S. Ford and Lincoln brand operating lease portfolio at December 31, 2024 is as follows (in millions):

Assumption	Basis Point Change	Increase/ (Decrease) in Projected Lifetime Depreciation
Future auction values	+/- 100 bps	$(50)/$50
Return volumes	+/- 100	5/(5)

Adjustments to the amount of accumulated supplemental depreciation on operating leases are reflected on our balance sheets as *Net investment in operating leases* and on our income statements in *Ford Credit interest, operating, and other expenses.*

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

For a discussion of recent accounting standards, see Note 3 of the Notes to the Financial Statements.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

OVERVIEW

We are exposed to a variety of market and other risks, including the effects of changes in foreign currency exchange rates, commodity prices, and interest rates, as well as risks to availability of funding sources, hazard events, and specific asset risks.

We monitor and manage these exposures as an integral part of our overall risk management program, which includes regular reports to a central management committee, the Global Risk Management Committee ("GRMC"). The GRMC is chaired by our Chief Financial Officer, and the committee includes our Chief Accounting Officer and Treasurer.

We are exposed to liquidity risk, including the possibility of having to curtail business or being unable to meet financial obligations as they come due because funding sources may be reduced or become unavailable. Our plan is to maintain funding sources to ensure liquidity through a variety of economic or business cycles. As discussed in greater detail in Item 7, our funding sources include unsecured debt issuances, sales of receivables in securitization transactions and other structured financings, equity and equity-linked issuances, and bank borrowings.

We are exposed to a variety of other risks, such as loss or damage to property, liability claims, and employee injury. We protect against these risks through the purchase of commercial insurance that is designed to protect us above our self-insured retentions against events that could generate significant losses.

Direct responsibility for the execution of our market risk management strategies resides with our Treasurer's Office and is governed by written policies and procedures. Separation of duties is maintained between the development and authorization of derivative trades, the transaction of derivatives, and the settlement of cash flows. Regular audits are conducted to ensure that appropriate controls are in place and that they remain effective. In addition, our market risk exposures and our use of derivatives to manage these exposures are approved by the GRMC and reviewed by the Audit Committee of our Board of Directors.

In accordance with our corporate risk management policies, we use derivative instruments, when available, such as forward contracts, swaps, and options that economically hedge certain exposures (foreign currency, commodity, and interest rates). We do not use derivative contracts for trading, market-making, or speculative purposes. In certain instances, we forgo hedge accounting, and in certain other instances, our derivatives do not qualify for hedge accounting. Either situation results in unrealized gains and losses that are recognized in income. For additional information on our derivatives, see Note 19 of the Notes to the Financial Statements.

The market and counterparty risks of the Company excluding Ford Credit as well as our Ford Credit segment are discussed and quantified below.

COMPANY EXCLUDING FORD CREDIT MARKET RISK

We frequently have expenditures and receipts denominated in foreign currencies, including the following: purchases and sales of finished vehicles and production parts, debt and other payables, subsidiary dividends, and investments in foreign operations. These expenditures and receipts create exposures to changes in exchange rates. We also are exposed to changes in prices of commodities used in the production of our vehicles and changes in interest rates.

Foreign currency risk, commodity risk, and interest rate risk are measured and quantified using a model to evaluate the sensitivity of market value to instantaneous, parallel shifts in rates and/or prices.

Foreign Currency Risk. Foreign currency risk is the possibility that our financial results could be worse than planned because of changes in currency exchange rates. Accordingly, our practice is to use derivative instruments to hedge our economic exposure with respect to forecasted revenues and costs, assets, liabilities, and firm commitments denominated in certain foreign currencies consistent with our overall risk management strategy. In our hedging actions, we use derivative instruments commonly used by corporations to reduce foreign exchange risk (e.g., forward contracts). The extent to which we hedge is also impacted by materiality of the risk in the context of our overall portfolio, market liquidity, and/or our ability to achieve designated hedge accounting.

The net fair value of foreign exchange forward contracts (including adjustments for credit risk) as of December 31, 2024 was an asset of $410 million, compared with a liability of $319 million as of December 31, 2023. The potential change in the fair value from a 10% change in the underlying exchange rates, in U.S. dollar terms, would have been $2.9 billion at December 31, 2024, compared with $3.1 billion at December 31, 2023. The sensitivity analysis presented is hypothetical and assumes foreign exchange rate changes are instantaneous and adverse across all currencies. In reality, some of our exposures offset and foreign exchange rates move in different magnitudes and at different times, and any changes in fair value would generally be offset by changes in the underlying exposure. See Note 19 of the Notes to the Financial Statements for more information regarding our foreign currency exchange contracts.

Commodity Price Risk. Commodity price risk is the possibility that our financial results could be worse than planned because of changes in the prices of commodities used in the production of motor vehicles, such as base metals (e.g., steel, copper, and aluminum), precious metals (e.g., palladium), energy (e.g., natural gas and electricity), and plastics/resins (e.g., polypropylene). As we transition to a greater mix of electric vehicles, we expect to increase our reliance on battery raw materials (e.g., lithium, cobalt, and nickel).

Our practice is to use derivative instruments to hedge the price risk with respect to forecasted purchases of certain commodities consistent with our overall risk management strategy. In our hedging actions, we use derivative instruments commonly used by corporations to reduce commodity price risk (e.g., financially settled forward contracts). The extent to which we hedge is also impacted by materiality of the risk in the context of our overall portfolio, market liquidity, and/or our ability to achieve designated hedge accounting.

The net fair value of commodity forward contracts (including adjustments for credit risk) as of December 31, 2024 was a liability of $8 million, compared with a liability of $9 million as of December 31, 2023. The potential change in the fair value from a 10% change in the underlying commodity prices would have been $189 million at December 31, 2024, compared with $203 million at December 31, 2023. The sensitivity analysis presented is hypothetical and assumes commodity price changes are instantaneous and adverse across all commodities. In reality, commodity prices move in different magnitudes and at different times, and any changes in fair value would generally be offset by changes in the underlying exposure.

In addition, our purchasing organization (with guidance from the GRMC, as appropriate) negotiates contracts for the continuous supply of raw materials. In some cases, these contracts stipulate minimum purchase amounts and specific prices, and, therefore, play a role in managing commodity price risk.

Interest Rate Risk. Interest rate risk relates to the loss we could incur in our Company cash investment portfolios due to a change in interest rates. Our interest rate sensitivity analysis on our investment portfolios includes cash and cash equivalents and net marketable securities. At December 31, 2024, we had Company cash of $28.5 billion in our investment portfolios, compared to $28.8 billion at December 31, 2023. We invest the portfolios in securities of various types and maturities, the value of which are subject to fluctuations in interest rates. The investment strategy is based on clearly defined risk and liquidity guidelines to maintain liquidity, minimize risk, and earn a reasonable return on the short-term investments. In investing the cash in our investment portfolios, safety of principal is the primary objective and risk-adjusted return is the secondary objective.

At any time, a rise in interest rates could have a material adverse impact on the fair value of our portfolios. Assuming a hypothetical increase in interest rates of one percentage point, the value of our portfolios would be reduced by $233 million, as calculated as of December 31, 2024. This compares to $222 million, as calculated as of December 31, 2023. While these are our best estimates of the impact of the specified interest rate scenario, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes of this magnitude are rarely instantaneous or parallel.

FORD CREDIT MARKET RISK

Market risk for Ford Credit is the possibility that changes in interest and currency exchange rates will adversely affect cash flow and economic value.

Interest Rate Risk. Generally, Ford Credit's assets and the related debt have different re-pricing periods, and consequently, respond differently to changes in interest rates.

Ford Credit's assets consist primarily of fixed-rate retail financing and operating lease contracts and floating-rate wholesale receivables. Fixed-rate retail financing and operating lease contracts generally require customers to make equal monthly payments over the life of the contract. Wholesale receivables are originated to finance new and used vehicles held in dealers' inventory and generally require dealers to pay a floating rate.

Debt consists primarily of short- and long-term unsecured and securitized debt. Ford Credit's term debt instruments are principally fixed-rate and require fixed and equal interest payments over the life of the instrument and a single principal payment at maturity.

Ford Credit's interest rate risk management objective is to reduce volatility in its cash flows and volatility in its economic value from changes in interest rates based on an established risk tolerance that may vary by market. Ford Credit uses economic value sensitivity analysis and re-pricing gap analysis to evaluate potential long-term effects of changes in interest rates. It then enters into interest rate swaps to convert portions of its floating-rate debt to fixed or its fixed-rate debt to floating to ensure that Ford Credit's exposure falls within the established tolerances. Ford Credit also uses pre-tax cash flow sensitivity analysis to monitor the level of near-term cash flow exposure. The pre-tax cash flow sensitivity analysis measures the changes in expected cash flows associated with Ford Credit's interest-rate-sensitive assets, liabilities, and derivative financial instruments from hypothetical changes in interest rates over a twelve-month horizon. Interest rate swaps are placed to maintain exposure within approved thresholds and the Asset-Liability Committee reviews the re-pricing mismatch monthly.

To provide a quantitative measure of the sensitivity of its pre-tax cash flow to changes in interest rates, Ford Credit uses interest rate scenarios that assume a hypothetical, instantaneous increase or decrease of one percentage point in all interest rates across all maturities (a "parallel shift"), as well as a base case that assumes that all interest rates remain constant at existing levels. In reality, interest rate changes are rarely instantaneous or parallel and rates could move more or less than the one percentage point assumed in Ford Credit's analysis. As a result, the actual impact to pre-tax cash flow could be higher or lower than the results detailed in the table below. These interest rate scenarios are purely hypothetical and do not represent Ford Credit's view of future interest rate movements.

Under these interest rate scenarios, Ford Credit expects more assets than debt and liabilities to re-price in the next twelve months. Other things being equal, this means that during a period of rising interest rates, the interest received on Ford Credit's assets will increase more than the interest paid on Ford Credit's debt, thereby initially increasing Ford Credit's pre-tax cash flow. During a period of falling interest rates, Ford Credit would expect its pre-tax cash flow to initially decrease. Ford Credit's pre-tax cash flow sensitivity to interest rate movement at December 31 was as follows (in millions):

Pre-Tax Cash Flow Sensitivity	2023	2024
One percentage point instantaneous *increase* in interest rates	$ 78	$ 107
One percentage point instantaneous *decrease* in interest rates	(78)	(107)

While the sensitivity analysis presented is Ford Credit's best estimate of the impacts of the specified assumed interest rate scenarios, its actual results could differ from those projected. The model Ford Credit uses to conduct this analysis is heavily dependent on assumptions. Embedded in the model are assumptions regarding the reinvestment of maturing asset principal, refinancing of maturing debt, replacement of maturing derivatives, exercise of options embedded in debt and derivatives, and predicted repayment of retail financing and operating lease contracts ahead of contractual maturity. Ford Credit's repayment projections ahead of contractual maturity are based on historical experience. If interest rates or other factors change, Ford Credit's actual prepayment experience could be different than projected.

Foreign Currency Risk. Ford Credit's policy is to minimize exposure to changes in currency exchange rates. To meet funding objectives, Ford Credit borrows in a variety of currencies, principally U.S. dollars, Canadian dollars, euros, sterling, and renminbi. Ford Credit faces exposure to currency exchange rates if a mismatch exists between the currency of receivables and the currency of the debt funding those receivables. When possible, receivables are funded with debt in the same currency, minimizing exposure to exchange rate movements. When a different currency is used, Ford Credit may use foreign currency swaps and foreign currency forwards to convert substantially all of its foreign currency debt obligations to the local country currency of the receivables. As a result of this policy, Ford Credit believes its market risk exposure, relating to changes in currency exchange rates at December 31, 2024, is insignificant.

Derivative Fair Values. The net fair value of Ford Credit's derivative financial instruments at December 31, 2024 was a liability of $1.2 billion, compared to a liability of $1.3 billion at December 31, 2023.

COUNTERPARTY RISK

Counterparty risk relates to the loss we could incur if an obligor or counterparty defaulted on an investment or a derivative contract. We enter into master agreements with counterparties that allow netting of certain exposures in order to manage this risk. Exposures primarily relate to investments in fixed income instruments and derivative contracts used for managing interest rate, foreign currency exchange rate, and commodity price risk. We, together with Ford Credit, establish exposure limits for each counterparty to minimize risk and provide counterparty diversification.

Our approach to managing counterparty risk is forward-looking and proactive, allowing us to take risk mitigation actions before risks become losses. Exposure limits are established based on our overall risk tolerance, which is calculated from counterparty credit ratings and market-based credit default swap ("CDS") spreads. The exposure limits are lower for smaller and lower-rated counterparties, counterparties that have relatively higher CDS spreads, and for longer dated exposures. Our exposures are monitored on a regular basis and included in periodic reports to our Treasurer.

Substantially all of our counterparty exposures are with counterparties that have an investment grade rating. Investment grade is our guideline for minimum counterparty long-term ratings.

ITEM 8. *Financial Statements and Supplementary Data.*

The Report of Independent Registered Public Accounting Firm, our Financial Statements, the accompanying Notes to the Financial Statements, and the Financial Statement Schedule that are filed as part of this Report are listed under "Item 15. Exhibits and Financial Statement Schedules" and are set forth beginning on page 105 immediately following the signature pages of this Report.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

ITEM 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures. James D. Farley, Jr., our Chief Executive Officer ("CEO"), and John T. Lawler, our Chief Financial Officer ("CFO"), have performed an evaluation of the Company's disclosure controls and procedures, as that term is defined in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of December 31, 2024, and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by SEC rules and forms, and that such information is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework *Internal Control - Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, as stated in its report included herein.

Changes in Internal Control Over Financial Reporting. There were no changes in internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information.*

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K, except as follows:

Andrew Frick, President, Ford Blue and Ford Customer Service Division, adopted a Rule 10b5-1 trading arrangement on December 24, 2024 that is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The arrangement provides for the potential sale of up to 85,896 shares of Common Stock of the Company, subject to certain conditions. The arrangement was adopted during an open trading window and has an expiration date of December 23, 2025.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

ITEM 10. *Directors, Executive Officers of Ford, and Corporate Governance.*

The information required by Item 10 regarding our directors is incorporated by reference from the information under the captions "Proposal 1. Election of Directors," "Corporate Governance – Beneficial Stock Ownership," and "Corporate Governance – Delinquent Section 16(a) Reports" in our Proxy Statement. The information required by Item 10 regarding our executive officers appears as Item 4A under Part I of this Report. The information required by Item 10 regarding an audit committee financial expert is incorporated by reference from the information under the caption "Corporate Governance – Audit Committee Financial Expert and Auditor Rotation" in our Proxy Statement. The information required by Item 10 regarding the members of our Audit Committee of the Board of Directors is incorporated by reference from the information under the captions "Proxy Summary," "Corporate Governance – Board Committee Functions," "Corporate Governance – Audit Committee Financial Expert and Auditor Rotation," and "Proposal 1. Election of Directors" in our Proxy Statement. The information required by Item 10 regarding the Audit Committee's review and discussion of the audited financial statements is incorporated by reference from information under the caption "Audit Committee Report" in our Proxy Statement. The information required by Item 10 regarding our codes of ethics is incorporated by reference from the information under the caption "Corporate Governance – Codes of Ethics and Insider Trading" in our Proxy Statement. In addition, we have included in Item 1 instructions for how to access our codes of ethics on our website and our Internet address. Amendments to, and waivers granted under, our Code of Ethics for Senior Financial Personnel, if any, will be posted to our website as well. The information required by Item 10 regarding our insider trading arrangements and policies is incorporated by reference from the information under the caption "Corporate Governance – Codes of Ethics and Insider Trading Policy" in our Proxy Statement. A copy of our insider trading policy is filed as Exhibit 19 to this Report.

ITEM 11. *Executive Compensation.*

The information required by Item 11 is incorporated by reference from the information under the following captions in our Proxy Statement: "Director Compensation in 2024," "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Compensation of Named Executives," "Summary Compensation Table," "Grants of Plan-Based Awards in 2024," "Outstanding Equity Awards at 2024 Fiscal Year-End," "Option Exercises and Stock Vested in 2024," "Pension Benefits in 2024," "Nonqualified Deferred Compensation in 2024," "Potential Payments Upon Termination or Change-in-Control," and "Pay Ratio."

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Corporate Governance – Beneficial Stock Ownership" in our Proxy Statement.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by Item 13 is incorporated by reference from the information under the captions "Corporate Governance – Certain Relationships and Related Party Transactions" and "Corporate Governance – Independence of Directors and Relevant Facts and Circumstances" in our Proxy Statement.

ITEM 14. *Principal Accounting Fees and Services.*

The information required by Item 14 is incorporated by reference from the information under the caption "Proposal 2. Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement.

ITEM 15. *Exhibits and Financial Statement Schedules.*

(a) 1. Financial Statements – Ford Motor Company and Subsidiaries

The following are contained in this 2024 Form 10-K Report:

- Report of Independent Registered Public Accounting Firm.

- Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023, and 2024.

- Consolidated Income Statements for the years ended December 31, 2022, 2023, and 2024.

- Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2023, and 2024.

- Consolidated Balance Sheets at December 31, 2023 and 2024.

- Consolidated Statements of Equity for the years ended December 31, 2022, 2023, and 2024.

- Notes to the Financial Statements.

The Report of Independent Registered Public Accounting Firm, the Consolidated Financial Statements, and the Notes to the Financial Statements listed above are filed as part of this Report and are set forth beginning on page 105 immediately following the signature pages of this Report.

(a) 2. Financial Statement Schedules

Designation	Description
Schedule II	Valuation and Qualifying Accounts for the years ended 2022, 2023, and 2024

Schedule II is filed as part of this Report and is set forth on page 177 immediately following the Notes to the Financial Statements referred to above. The other schedules are omitted because they are not applicable, the information required to be contained in them is disclosed elsewhere on our Consolidated Financial Statements, or the amounts involved are not sufficient to require submission.

(a) 3. Exhibits

Designation	Description	Method of Filing
Exhibit 3-A	Restated Certificate of Incorporation, dated August 2, 2000.	Filed as Exhibit 3-A to our Annual Report on Form 10-K for the year ended December 31, 2000. (a)
Exhibit 3-A-1	Certificate of Designations of Series A Junior Participating Preferred Stock filed on September 11, 2009.	Filed as Exhibit 3.1 to our Current Report on Form 8-K filed September 11, 2009. (a)
Exhibit 3-B	By-laws.	Filed as Exhibit 3.1 to our Form 8-K filed on December 9, 2022. (a)
Exhibit 4-A	Tax Benefit Preservation Plan ("TBPP") dated September 11, 2009 between Ford Motor Company and Computershare Trust Company, N.A.	Filed as Exhibit 4.1 to our Current Report on Form 8-K filed September 11, 2009. (a)
Exhibit 4-A-1	Amendment No. 1 to TBPP dated September 11, 2012.	Filed as Exhibit 4 to our Current Report on Form 8-K filed September 12, 2012. (a)
Exhibit 4-A-2	Amendment No. 2 to TBPP dated September 9, 2015.	Filed as Exhibit 4 to our Current Report on Form 8-K filed September 11, 2015. (a)
Exhibit 4-A-3	Amendment No. 3 to TBPP dated September 13, 2018.	Filed as Exhibit 4 to our Current Report on Form 8-K filed September 14, 2018. (a)
Exhibit 4-A-4	Amendment No. 4 to TBPP dated September 9, 2021.	Filed as Exhibit 4 to our Current Report on Form 8-K filed September 10, 2021. (a)
Exhibit 4-A-5	Amendment No. 5 to TBPP dated September 12, 2024.	Filed as Exhibit 4 to our Current Report on Form 8-K filed September 13, 2024. (a)
Exhibit 4-B	Description of Securities.	Filed with this Report.
Exhibit 10-A	Executive Separation Allowance Plan, as amended and restated effective as of March 14, 2024. (b)	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed March 14, 2024. (a)
Exhibit 10-B	Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of January 1, 2012. (b)	Filed as Exhibit 10-B to our Annual Report on Form 10-K for the year ended December 31, 2011. (a)
Exhibit 10-C	2014 Stock Plan for Non-Employee Directors. (b)	Filed as Exhibit 10-C to our Annual Report on Form 10-K for the year ended December 31, 2013. (a)
Exhibit 10-D	2024 Stock Plan for Non-Employee Directors. (b)	Filed as Exhibit 4.9 to Registration No. 333-278917. (a)
Exhibit 10-E	Benefit Equalization Plan, as amended and restated effective as of January 1, 2022. (b)	Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. (a)
Exhibit 10-F	Description of financial counseling services provided to certain executives. (b)	Filed as Exhibit 10-E to our Annual Report on Form 10-K for the year ended December 31, 2019. (a)
Exhibit 10-G	Defined Benefit Supplemental Executive Retirement Plan, as amended and restated effective as of March 14, 2024. (b)	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed March 14, 2024. (a)
Exhibit 10-G-1	Defined Contribution Supplemental Executive Retirement Plan, as amended and restated effective as of January 1, 2022. (b)	Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. (a)
Exhibit 10-H	Description of Director Compensation as of July 13, 2006. (b)	Filed as Exhibit 10-G-3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. (a)
Exhibit 10-H-1	Amendment to Description of Director Compensation as of February 8, 2012. (b)	Filed as Exhibit 10-F-3 to our Annual Report on Form 10-K for the year ended December 31, 2011. (a)
Exhibit 10-H-2	Amendment to Description of Director Compensation as of July 1, 2013. (b)	Filed as Exhibit 10-G-2 to our Annual Report on Form 10-K for the year ended December 31, 2013. (a)
Exhibit 10-H-3	Amendment to Description of Director Compensation as of January 1, 2017. (b)	Filed as Exhibit 10-G-3 to our Annual Report on Form 10-K for the year ended December 31, 2016. (a)
Exhibit 10-I	2008 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. (a)
Exhibit 10-J	Description of Vehicle Evaluation Program for Non-Executive Directors. (b)	Filed as Exhibit 10-I to our Annual Report on Form 10-K for the year ended December 31, 2021. (a)
Exhibit 10-K	Non-Employee Directors Life Insurance and Optional Retirement Plan as amended and restated as of December 31, 2010. (b)	Filed as Exhibit 10-I to our Annual Report on Form 10-K for the year ended December 31, 2010. (a)
Exhibit 10-L	Description of Non-Employee Directors Accidental Death, Dismemberment and Permanent Total Disablement Indemnity. (b)	Filed as Exhibit 10-S to our Annual Report on Form 10-K for the year ended December 31, 1992. (a)
Exhibit 10-L-1	Description of Amendment to Basic Life Insurance and Accidental Death & Dismemberment Insurance. (b)	Filed as Exhibit 10-K-1 to our Annual Report on Form 10-K for the year ended December 31, 2013. (a)
Exhibit 10-M	Offer Letter to Peter Stern dated July 21, 2023. (b)	Filed as Exhibit 10-L to our Annual Report on Form 10-K for the year ended December 31, 2023. (a)
Exhibit 10-N	Offer Letter to Doug Field dated August 26, 2021. (b)	Filed as Exhibit 10-N to our Annual Report on Form 10-K for the year ended December 31, 2021. (a)
Exhibit 10-O	Agreement between Ford Motor Company and James D. Farley, Jr. dated August 3, 2020. (b)	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020. (a)
Exhibit 10-P	Select Retirement Plan, as amended and restated effective as of March 14, 2024. (b)	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed March 14, 2024. (a)
Exhibit 10-Q	Deferred Compensation Plan, as amended and restated as of December 31, 2010. (b)	Filed as Exhibit 10-M to our Annual Report on Form 10-K for the year ended December 31, 2010. (a)

Designation	Description	Method of Filing
Exhibit 10-Q-1	Suspension of Open Enrollment in Deferred Compensation Plan. (b)	Filed as Exhibit 10-M-1 to our Annual Report on Form 10-K for the year ended December 31, 2009. (a)
Exhibit 10-R	Annual Performance Bonus Plan, as amended May 10, 2023. (b)	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-R-1	Annual Performance Bonus Plan Metrics for 2023. (b)	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. (a)
Exhibit 10-R-2	Annual Performance Bonus Plan Metrics for 2024. (b)	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024. (a)
Exhibit 10-R-3	Performance-Based Restricted Stock Unit Metrics for 2021. (b)	Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. (a)
Exhibit 10-R-4	Performance-Based Restricted Stock Unit Metrics for 2022. (b)	Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. (a)
Exhibit 10-R-5	Performance-Based Restricted Stock Unit Metrics for 2023. (b)	Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. (a)
Exhibit 10-R-6	Performance-Based Restricted Stock Unit Metrics for 2024. (b)	Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024. (a)
Exhibit 10-R-7	Corporate Officer Compensation Recoupment Policy. (b)	Filed as Exhibit 10-Q-7 to our Annual Report on Form 10-K for the year ended December 31, 2023. (a)
Exhibit 10-S	2018 Long-Term Incentive Plan. (b)	Filed as Exhibit 4.1 to Registration Statement No. 333-226348. (a)
Exhibit 10-T	2023 Long-Term Incentive Plan, as amended January 1, 2025. (b)	Filed with this Report.
Exhibit 10-T-1	Form of Stock Option Terms and Conditions for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-2	Form of Stock Option Agreement for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-3	Form of Stock Option Agreement (ISO) for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-4	Form of Stock Option Agreement (U.K. NQO) for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-5	Form of Stock Option (U.K.) Terms and Conditions for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-6	Form of Restricted Stock Grant Letter for 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-7	Form of Final Award Notification Letter for Performance Stock Units. (b)	Filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-8	Form of Annual Equity Grant Letter for 2023 Long-Term Incentive Plan V.1. (b)	Filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-9	Form of Annual Equity Grant Letter for 2023 Long-Term Incentive Plan V.2. (b)	Filed as Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-10	Form of 2023 Long-Term Incentive Plan Restricted Stock Unit Agreement. (b)	Filed as Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-11	Form of 2023 Long-Term Incentive Plan Restricted Stock Unit Terms and Conditions. (b)	Filed as Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-12	Form of Final Award Agreement for Performance Stock Units under 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.13 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-13	Form of Final Award Terms and Conditions for Performance Stock Units under 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-T-14	Form of Notification Letter for Time-Based Restricted Stock Units under 2023 Long-Term Incentive Plan. (b)	Filed as Exhibit 10.15 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. (a)
Exhibit 10-U	Amended and Restated Credit Agreement dated as of November 24, 2009.	Filed as Exhibit 99.2 to our Current Report on Form 8-K filed November 25, 2009. (a)
Exhibit 10-U-1	Seventh Amendment dated as of March 15, 2012 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, and as further amended.	Filed as Exhibit 99.2 to our Current Report on Form 8-K filed March 15, 2012. (a)
Exhibit 10-U-2	Ninth Amendment dated as of April 30, 2013 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, and as further amended.	Filed as Exhibit 10 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. (a)
Exhibit 10-U-3	Tenth Amendment dated as of April 30, 2014 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, and as further amended.	Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. (a)
Exhibit 10-U-4	Eleventh Amendment dated as of April 30, 2015 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended, including the Third Amended and Restated Credit Agreement.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed May 1, 2015. (a)

Designation	Description	Method of Filing
Exhibit 10-U-5	Twelfth Amendment dated as of April 29, 2016 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10 to our Current Report on Form 8-K filed April 29, 2016. (a)
Exhibit 10-U-6	Thirteenth Amendment dated as of April 28, 2017 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10 to our Current Report on Form 8-K filed April 28, 2017. (a)
Exhibit 10-U-7	Fourteenth Amendment dated as of April 26, 2018 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10 to our Current Report on Form 8-K filed April 26, 2018. (a)
Exhibit 10-U-8	Fifteenth Amendment dated as of April 23, 2019 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed April 26, 2019. (a)
Exhibit 10-U-9	Sixteenth Amendment dated as of July 27, 2020 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed July 30, 2020. (a)
Exhibit 10-U-10	Seventeenth Amendment dated as of March 16, 2021 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, and as further amended and restated as of April 30, 2015.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed March 17, 2021. (a)
Exhibit 10-U-11	Eighteenth Amendment dated as of September 29, 2021 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, as amended and restated as of April 30, 2015, and as further amended, including the Fourth Amended and Restated Credit Agreement.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed September 29, 2021. (a)
Exhibit 10-U-12	Nineteenth Amendment dated as of June 23, 2022 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, as amended and restated as of April 30, 2015, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed June 23, 2022. (a)
Exhibit 10-U-13	Twentieth Amendment dated as of April 26, 2023 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, as amended and restated as of April 30, 2015, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed April 26, 2023. (a)
Exhibit 10-U-14	Twenty-First Amendment dated April 22, 2024 to our Credit Agreement dated as of December 15, 2006, as amended and restated as of November 24, 2009, as amended and restated as of April 30, 2014, as amended and restated as of April 30, 2015, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed April 22, 2024. (a)
Exhibit 10-V	Revolving Credit Agreement dated as of April 23, 2019.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed April 26, 2019. (a)
Exhibit 10-V-1	First Amendment dated July 27, 2020 to the Revolving Credit Agreement dated April 23, 2019.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed July 30, 2020. (a)
Exhibit 10-V-2	Second Amendment dated March 16, 2021 to the Revolving Credit Agreement dated April 23, 2019.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed March 17, 2021. (a)
Exhibit 10-V-3	Third Amendment dated September 29, 2021 to the Revolving Credit Agreement dated April 23, 2019, and as further amended, including the First Amended and Restated Revolving Credit Agreement.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed September 29, 2021. (a)
Exhibit 10-V-4	Fourth Amendment dated June 23, 2022 to the Revolving Credit Agreement dated April 23, 2019, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed June 23, 2022. (a)
Exhibit 10-V-5	Fifth Amendment dated April 26, 2023 to the Revolving Credit Agreement dated April 23, 2019, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed April 26, 2023. (a)

Designation	Description	Method of Filing
Exhibit 10-V-6	Sixth Amendment dated April 22, 2024 to the Revolving Credit Agreement dated April 23, 2019, as amended and restated as of September 29, 2021, and as further amended.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed April 22, 2024. (a)
Exhibit 10-W	364-Day Revolving Credit Agreement dated as of June 23, 2022.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed June 23, 2022. (a)
Exhibit 10-W-1	First Amendment dated October 26, 2022 to the 364-Day Revolving Credit Agreement dated as of June 23, 2022.	Filed as Exhibit 10 to our Current Report on Form 8-K filed October 28, 2022. (a)
Exhibit 10-W-2	Second Amendment dated April 26, 2023 to the 364-Day Revolving Credit Agreement dated as of June 23, 2022.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed April 26, 2023. (a)
Exhibit 10-W-3	Third Amendment dated April 22, 2024 to the 364-Day Revolving Credit Agreement dated as of June 23, 2022.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed April 22, 2024. (a)
Exhibit 10-X	Sponsor Support, Share Retention and Subordination Agreement dated December 13, 2024 among the Company, BlueOval SK, LLC, SK Innovation Co., Ltd., SK On Co., Ltd., SK Battery America, Inc., and United States Department of Energy.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed December 16, 2024. (a)
Exhibit 19	Ford Motor Company Insider Trading Policy as of October 9, 2024	Filed with this Report.
Exhibit 21	List of Subsidiaries of Ford as of January 31, 2025.	Filed with this Report.
Exhibit 23	Consent of Independent Registered Public Accounting Firm.	Filed with this Report.
Exhibit 24	Powers of Attorney.	Filed with this Report.
Exhibit 31.1	Rule 15d-14(a) Certification of CEO.	Filed with this Report.
Exhibit 31.2	Rule 15d-14(a) Certification of CFO.	Filed with this Report.
Exhibit 32.1	Section 1350 Certification of CEO.	Furnished with this Report.
Exhibit 32.2	Section 1350 Certification of CFO.	Furnished with this Report.
Exhibit 97	Financial Statement Compensation Recoupment Policy. (b)	Filed as Exhibit 97 to our Annual Report on Form 10-K for the year ended December 31, 2023. (a)
Exhibit 101.INS	Interactive Data Files pursuant to Rule 405 of Regulation S-T formatted in Inline Extensible Business Reporting Language ("Inline XBRL").	(c)
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.	(c)
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	(c)
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	(c)
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	(c)
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	(c)
Exhibit 104	Cover Page Interactive Data File (formatted in Inline XBRL contained in Exhibit 101).	(c)

_____

(a) Incorporated by reference as an exhibit to this Report (file number reference 1-3950, unless otherwise indicated).
(b) Management contract or compensatory plan or arrangement.
(c) Submitted electronically with this Report in accordance with the provisions of Regulation S-T.

Instruments defining the rights of holders of certain issues of long-term debt of Ford and of certain consolidated subsidiaries and of any unconsolidated subsidiary, for which financial statements are required to be filed with this Report, have not been filed as exhibits to this Report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Ford and our subsidiaries on a consolidated basis. Ford agrees to furnish a copy of each of such instrument to the Securities and Exchange Commission upon request.

ITEM 16. *Form 10-K Summary.*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Ford has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORD MOTOR COMPANY

By: /s/ Mark Kosman

        Mark Kosman, Chief Accounting Officer

        (principal accounting officer)

Date: February 5, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of Ford and in the capacities on the date indicated:

Signature	Title	Date
/s/ WILLIAM CLAY FORD, JR. William Clay Ford, Jr.	Director, Chair of the Board, Executive Chair, Chair of the Office of the Chair and Chief Executive, and Chair of the Finance Committee	February 5, 2025
/s/ JAMES D. FARLEY, JR. James D. Farley, Jr.	Director, President and Chief Executive Officer (principal executive officer)	February 5, 2025
KIMBERLY A. CASIANO* Kimberly A. Casiano	Director	February 5, 2025
ADRIANA CISNEROS* Adriana Cisneros	Director	February 5, 2025
ALEXANDRA FORD ENGLISH* Alexandra Ford English	Director	February 5, 2025
HENRY FORD III* Henry Ford III	Director	February 5, 2025
WILLIAM W. HELMAN IV* William W. Helman IV	Director and Chair of the Sustainability, Innovation and Policy Committee	February 5, 2025
JON M. HUNTSMAN, JR.* Jon M. Huntsman, Jr.	Director	February 5, 2025
WILLIAM E. KENNARD* William E. Kennard	Director and Chair of the Nominating and Governance Committee	February 5, 2025
JOHN C. MAY II* John C. May II	Director	February 5, 2025
BETH E. MOONEY* Beth E. Mooney	Director	February 5, 2025
LYNN VOJVODICH RADAKOVICH* Lynn Vojvodich Radakovich	Director and Chair of the Compensation, Talent and Culture Committee	February 5, 2025

Signature	Title	Date
JOHN L. THORNTON* John L. Thornton	Director	February 5, 2025
JOHN B. VEIHMEYER* John B. Veihmeyer	Director and Chair of the Audit Committee	February 5, 2025
JOHN S. WEINBERG* John S. Weinberg	Director	February 5, 2025
/s/ JOHN T. LAWLER John T. Lawler	Vice Chair and Chief Financial Officer (principal financial officer)	February 5, 2025
/s/ MARK KOSMAN Mark Kosman	Chief Accounting Officer (principal accounting officer)	February 5, 2025
*By: /s/ SARAH E. FORTT Sarah E. Fortt Attorney-in-Fact		February 5, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ford Motor Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ford Motor Company and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Ford Credit Consumer Finance Receivables Allowance for Credit Losses

As described in Note 10 to the consolidated financial statements, the Company had consumer finance receivables of $83,218 million, for which a consumer allowance for credit losses of $860 million was recorded as of December 31, 2024. The consumer allowance for credit losses represents management's estimate of the lifetime expected credit losses inherent in the consumer finance receivables as of the balance sheet date. For consumer receivables that share similar risk characteristics, management estimates the lifetime expected credit losses based on a collective assessment using measurement models and management judgment. The lifetime expected credit losses for the receivables is determined by applying probability of default and loss given default assumptions to monthly expected exposures, then discounting these cash flows to present value using the receivable's original effective interest rate or the current effective interest rate for a variable rate receivable. If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The principal considerations for our determination that performing procedures relating to the Ford Credit consumer finance receivables allowance for credit losses is a critical audit matter are (i) the significant judgment by management in determining the consumer finance receivables allowance for credit losses; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the probability of default and loss given default assumptions and management's judgment regarding qualitative factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's determination of the consumer finance receivables allowance for credit losses. These procedures also included, among others (i) testing management's process for determining the consumer finance receivables allowance for credit losses; (ii) evaluating the appropriateness of the models used to determine the allowance; (iii) evaluating the reasonableness of the probability of default and loss given default assumptions; (iv) testing the data used in the models; and (v) evaluating the reasonableness of management's judgment regarding qualitative factors related to economic uncertainty, observable changes in portfolio performance, and other relevant factors. Professionals with specialized skill and knowledge were used to assist in performing the procedures described in (i) through (v).

Warranty and Field Service Actions Accrual (United States)

As described in Note 24 to the consolidated financial statements, the Company had an accrual for estimated future warranty and field service action costs, net of estimated supplier recoveries ("warranty accrual"), of $14,032 million as of December 31, 2024, of which the United States comprises a significant portion. Management accrues the estimated cost of both base warranty coverages and field service actions at the time of sale. Management establishes their estimate of base warranty obligations using a patterned estimation model, using historical information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. Management establishes their estimates of field service action obligations using a patterned estimation model, using historical information regarding the nature, frequency, severity, and average cost of claims for each model year. Management reevaluates the adequacy of their accruals on a regular basis.

The principal considerations for our determination that performing procedures relating to the warranty accrual for the United States is a critical audit matter are (i) the significant judgment by management in the estimation of the accrual and development of the patterned estimation model; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the estimation model and significant assumptions related to the frequency and average cost of claims; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the estimate of the warranty accrual for the United States. These procedures also included, among others, evaluating the reasonableness of significant assumptions used by management to develop the warranty accrual for the United States, related to the frequency and average cost of claims, in part by considering the historical experience of the Company. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model as well as the reasonableness of significant assumptions related to the frequency and average cost of claims.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 5, 2025

We have served as the Company's auditor since 1946.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except per share amounts)

		For the years ended December 31,	
	2022	**2023**	**2024**
Revenues			
Company excluding Ford Credit	$ 149,079	$ 165,901	$ 172,706
Ford Credit	8,978	10,290	12,286
Total revenues (Note 4)	158,057	176,191	184,992
Costs and expenses			
Cost of sales	134,397	150,550	158,434
Selling, administrative, and other expenses	10,888	10,702	10,287
Ford Credit interest, operating, and other expenses	6,496	9,481	11,052
Total costs and expenses	151,781	170,733	179,773
Operating income/(loss)	6,276	5,458	5,219
Interest expense on Company debt excluding Ford Credit	1,259	1,302	1,115
Other income/(loss), net (Note 5)	(5,150)	(603)	2,451
Equity in net income/(loss) of affiliated companies (Note 14)	(2,883)	414	678
Income/(Loss) before income taxes	(3,016)	3,967	7,233
Provision for/(Benefit from) income taxes (Note 7)	(864)	(362)	1,339
Net income/(loss)	(2,152)	4,329	5,894
Less: Income/(Loss) attributable to noncontrolling interests	(171)	(18)	15
Net income/(loss) attributable to Ford Motor Company	$ (1,981)	$ 4,347	$ 5,879

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON AND CLASS B STOCK (Note 8)

Basic income/(loss)	$ (0.49)	$ 1.09	$ 1.48
Diluted income/(loss)	(0.49)	1.08	1.46

Weighted-average shares used in computation of earnings/(loss) per share

Basic shares	4,014	3,998	3,978
Diluted shares	4,014	4,041	4,021

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

		For the years ended December 31,	
	2022	**2023**	**2024**
Net income/(loss)	$ (2,152)	$ 4,329	$ 5,894
Other comprehensive income/(loss), net of tax (Note 22)			
Foreign currency translation	(933)	974	(1,457)
Marketable securities	(423)	272	120
Derivative instruments	322	(460)	608
Pension and other postretirement benefits	30	(488)	131
Total other comprehensive income/(loss), net of tax	(1,004)	298	(598)
Comprehensive income/(loss)	(3,156)	4,627	5,296
Less: Comprehensive income/(loss) attributable to noncontrolling interests	(175)	(17)	14
Comprehensive income/(loss) attributable to Ford Motor Company	$ (2,981)	$ 4,644	$ 5,282

The accompanying notes are part of the consolidated financial statements.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions)

	December 31, 2023	December 31, 2024
ASSETS		
Cash and cash equivalents (Note 9)	$ 24,862	$ 22,935
Marketable securities (Note 9)	15,309	15,413
Ford Credit finance receivables, net of allowance for credit losses of $256 and $247 (Note 10)	46,425	51,850
Trade and other receivables, less allowances of $64 and $84	15,601	14,723
Inventories (Note 11)	15,651	14,951
Other assets	3,633	4,602
Total current assets	121,481	124,474
Ford Credit finance receivables, net of allowance for credit losses of $626 and $617 (Note 10)	55,650	59,786
Net investment in operating leases (Note 12)	21,384	22,947
Net property (Note 13)	40,821	41,928
Equity in net assets of affiliated companies (Note 14)	5,548	6,821
Deferred income taxes (Note 7)	16,985	16,375
Other assets	11,441	12,865
Total assets	$ 273,310	$ 285,196
LIABILITIES		
Payables	$ 25,992	$ 24,128
Other liabilities and deferred revenue (Note 15 and Note 24)	25,870	27,782
Debt payable within one year (Note 18)		
Company excluding Ford Credit	477	1,756
Ford Credit	49,192	53,193
Total current liabilities	101,531	106,859
Other liabilities and deferred revenue (Note 15 and Note 24)	28,414	28,832
Long-term debt (Note 18)		
Company excluding Ford Credit	19,467	18,898
Ford Credit	80,095	84,675
Deferred income taxes (Note 7)	1,005	1,074
Total liabilities	230,512	240,338
EQUITY		
Common Stock, par value $0.01 per share (3,893 million shares issued of 6 billion authorized)	41	41
Class B Stock, par value $0.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	23,128	23,502
Retained earnings	31,029	33,740
Accumulated other comprehensive income/(loss) (Note 22)	(9,042)	(9,639)
Treasury stock	(2,384)	(2,810)
Total equity attributable to Ford Motor Company	42,773	44,835
Equity attributable to noncontrolling interests	25	23
Total equity	42,798	44,858
Total liabilities and equity	$ 273,310	$ 285,196

The following table includes assets to be used to settle liabilities of the consolidated variable interest entities ("VIEs"). These assets and liabilities are included in the consolidated balance sheets above. See Note 23 for additional information on our VIEs.

	December 31, 2023	December 31, 2024
ASSETS		
Cash and cash equivalents	$ 2,298	$ 2,494
Ford Credit finance receivables, net	56,131	60,717
Net investment in operating leases	11,179	13,309
Other assets	90	34
LIABILITIES		
Other liabilities and deferred revenue	$ 45	$ 100
Debt	48,177	50,855

The accompanying notes are part of the consolidated financial statements.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the years ended December 31,		
	2022	2023	2024
Cash flows from operating activities			
Net income/(loss)	$ (2,152)	$ 4,329	$ 5,894
Depreciation and tooling amortization (Note 12 and Note 13)	7,642	7,690	7,567
Other amortization	(1,149)	(1,167)	(1,700)
Provision for credit and insurance losses	46	438	575
Pension and other postretirement employee benefits ("OPEB") expense/(income) (Note 16)	(378)	3,052	149
Equity method investment (earnings)/losses and impairments in excess of dividends received	3,324	(33)	(287)
Foreign currency adjustments	(27)	(234)	227
Net realized and unrealized (gains)/losses on cash equivalents, marketable securities, and other investments (Note 5)	7,518	205	42
Stock compensation (Note 6)	336	460	511
Provision for/(Benefit from) deferred income taxes	(1,910)	(1,649)	350
Decrease/(Increase) in finance receivables (wholesale and other)	(10,560)	(4,827)	(4,299)
Decrease/(Increase) in accounts receivable and other assets	(1,183)	(2,620)	(2,497)
Decrease/(Increase) in inventory	(2,576)	(1,219)	27
Increase/(Decrease) in accounts payable and accrued and other liabilities	7,268	9,829	8,425
Other	654	664	439
Net cash provided by/(used in) operating activities	6,853	14,918	15,423
Cash flows from investing activities			
Capital spending	(6,866)	(8,236)	(8,684)
Acquisitions of finance receivables and operating leases	(45,533)	(54,505)	(59,720)
Collections of finance receivables and operating leases	46,276	44,561	45,159
Proceeds from sale of business (Note 21)	449	—	—
Purchases of marketable securities and other investments	(17,458)	(8,590)	(12,300)
Sales and maturities of marketable securities and other investments	19,117	12,700	12,346
Settlements of derivatives	94	(138)	(268)
Capital contributions to equity method investments (Note 23)	(738)	(2,733)	(2,323)
Returns of capital from equity method investments	—	1	1,465
Other	312	(688)	(45)
Net cash provided by/(used in) investing activities	(4,347)	(17,628)	(24,370)
Cash flows from financing activities			
Cash payments for dividends and dividend equivalents	(2,009)	(4,995)	(3,118)
Purchases of common stock	(484)	(335)	(426)
Net changes in short-term debt	5,460	(1,539)	(276)
Proceeds from issuance of long-term debt	45,470	51,659	57,312
Payments of long-term debt	(45,655)	(41,965)	(45,680)
Other	(271)	(241)	(327)
Net cash provided by/(used in) financing activities	2,511	2,584	7,485
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(414)	(104)	(458)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	$ 4,603	$ (230)	$ (1,920)
Cash, cash equivalents, and restricted cash at beginning of period (Note 9)	$ 20,737	$ 25,340	$ 25,110
Net increase/(decrease) in cash, cash equivalents, and restricted cash	4,603	(230)	(1,920)
Cash, cash equivalents, and restricted cash at end of period (Note 9)	$ 25,340	$ 25,110	$ 23,190

The accompanying notes are part of the consolidated financial statements.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Equity Attributable to Ford Motor Company							
	Capital Stock	**Cap. in Excess of Par Value of Stock**	**Retained Earnings/ (Accumulated Deficit)**	**Accumulated Other Comprehensive Income/(Loss) (Note 22)**	**Treasury Stock**	**Total**	**Equity Attributable to Non-controlling Interests**	**Total Equity**
Balance at December 31, 2021	$ 41	$ 22,611	$ 35,769	$ (8,339)	$ (1,563)	$ 48,519	$ 103	$ 48,622
Net income/(loss)	—	—	(1,981)	—	—	(1,981)	(171)	(2,152)
Other comprehensive income/(loss), net of tax	—	—	—	(1,000)	—	(1,000)	(4)	(1,004)
Common stock issued (a)	1	221	—	—	—	222	—	222
Treasury stock/other	—	—	—	—	(484)	(484)	7	(477)
Dividend and dividend equivalents declared (b)	—	—	(2,034)	—	—	(2,034)	(10)	(2,044)
Balance at December 31, 2022	$ 42	$ 22,832	$ 31,754	$ (9,339)	$ (2,047)	$ 43,242	$ (75)	$ 43,167
Balance at December 31, 2022	$ 42	$ 22,832	$ 31,754	$ (9,339)	$ (2,047)	$ 43,242	$ (75)	$ 43,167
Net income/(loss)	—	—	4,347	—	—	4,347	(18)	4,329
Other comprehensive income/(loss), net of tax	—	—	—	297	—	297	1	298
Common stock issued (a)	—	425	—	—	—	425	—	425
Treasury stock/other	—	(129)	—	—	(337)	(466)	129	(337)
Dividend and dividend equivalents declared (b)	—	—	(5,072)	—	—	(5,072)	(12)	(5,084)
Balance at December 31, 2023	$ 42	$ 23,128	$ 31,029	$ (9,042)	$ (2,384)	$ 42,773	$ 25	$ 42,798
Balance at December 31, 2023	**$ 42**	**$ 23,128**	**$ 31,029**	**$ (9,042)**	**$ (2,384)**	**$ 42,773**	**$ 25**	**$ 42,798**
Net income/(loss)	**—**	**—**	**5,879**	**—**	**—**	**5,879**	**15**	**5,894**
Other comprehensive income/(loss), net of tax	**—**	**—**	**—**	**(597)**	**—**	**(597)**	**(1)**	**(598)**
Common stock issued (a)	**—**	**374**	**—**	**—**	**—**	**374**	**—**	**374**
Treasury stock/other	**—**	**—**	**—**	**—**	**(426)**	**(426)**	**—**	**(426)**
Dividend and dividend equivalents declared (b)	**—**	**—**	**(3,168)**	**—**	**—**	**(3,168)**	**(16)**	**(3,184)**
Balance at December 31, 2024	**$ 42**	**$ 23,502**	**$ 33,740**	**$ (9,639)**	**$ (2,810)**	**$ 44,835**	**$ 23**	**$ 44,858**

____

(a) Includes impacts of share-based compensation.

(b) We declared dividends per share of Common and Class B Stock of $0.50, $1.25, and $0.78 in 2022, 2023 and 2024, respectively. In the first quarter of 2023 and 2024, in addition to a regular dividend of $0.15 per share, we declared a supplemental dividend of $0.65 per share and $0.18 per share, respectively. On February 5, 2025, we declared a regular dividend of $0.15 per share and a supplemental dividend of $0.15 per share.

The accompanying notes are part of the consolidated financial statements.

FORD MOTOR COMPANY AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

Table of Contents

NOTE 1. PRESENTATION

For purposes of this report, "Ford," the "Company," "we," "our," "us," or similar references mean Ford Motor Company, our consolidated subsidiaries, and our consolidated VIEs of which we are the primary beneficiary, unless the context requires otherwise. We also make reference to Ford Motor Credit Company LLC, herein referenced to as Ford Credit. Our consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We reclassified certain prior year amounts in our consolidated financial statements to conform to the current year presentation.

Certain Transactions with Ford Credit

Transactions between Ford Credit and our other segments occur in the ordinary course of business. Additional detail regarding certain of those transactions is below (in billions):

	December 31, 2023	December 31, 2024
Balance Sheet		
Trade and other receivables (a)	$ 9.2	$ 8.2
Unearned interest supplements and residual support (b)	(4.6)	(6.5)
Other (c)	1.6	2.2

_____
(a) Ford Blue, Ford Model e, and Ford Pro receivables (generated primarily from vehicle and parts sales to third parties) sold to Ford Credit.
(b) Ford Blue, Ford Model e, and Ford Pro pay amounts to Ford Credit at the point of retail financing or lease origination, which represent interest supplements and residual support.
(c) Includes a sale-leaseback agreement between Ford Blue and Ford Credit relating primarily to vehicles that we lease to our employees.

See Note 2 for additional information regarding our finance and lease incentives between Ford Credit and our other segments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For each accounting topic that is addressed in its own note, the description of the accounting policy may be found in the related note. Other significant accounting policies are described below.

Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect our results. Estimates are used to account for certain items such as marketing accruals, warranty costs, employee benefit programs, allowance for credit losses, and other items requiring judgment. Estimates are based on assumptions that we believe are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

Foreign Currency

When an entity has monetary assets and liabilities denominated in a currency that is different from its functional currency, each reporting period, we remeasure those assets and liabilities from the transactional currency to the entity's functional currency. The effect of this remeasurement process and the results of our related foreign currency hedging activities are reported in *Cost of sales* and *Other income/(loss), net* and were $180 million, $13 million, and $(155) million for the years ended 2022, 2023, and 2024, respectively.

Generally, our foreign subsidiaries use the local currency as their functional currency. We translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars using end-of-period exchange rates. Changes in the carrying value of these assets and liabilities attributable to fluctuations in exchange rates are recognized in *Foreign currency translation*, a component of *Other comprehensive income/(loss), net of tax.* Upon sale or upon complete or substantially complete liquidation of an investment in a foreign subsidiary, the amount of accumulated foreign currency translation related to the entity is reclassified to income and recognized as part of the gain or loss on the investment.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal. A debt security is classified as a cash equivalent if it meets these criteria and if it has a remaining time to maturity of three months or less from the date of purchase. Amounts on deposit and available upon demand, or negotiated to provide for daily liquidity without penalty, are classified as *Cash and cash equivalents*. Time deposits, certificates of deposit, and money market accounts that meet the above criteria are reported at par value on our consolidated balance sheets.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in *Other assets* in the non-current assets section of our consolidated balance sheets. Our Company excluding Ford Credit restricted cash balances primarily include various escrow agreements related to legal, insurance, customs, and environmental matters and cash held under the terms of certain contractual agreements. Our Ford Credit segment restricted cash balances primarily include cash held to meet certain local governmental and regulatory reserve requirements and cash held under the terms of certain contractual agreements. Restricted cash does not include required minimum balances or cash securing debt issued through securitization transactions.

Marketable Securities

Investments in debt securities with a maturity date greater than three months at the date of purchase and other debt securities for which there is more than an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal are classified and accounted for as either trading or available-for-sale marketable securities. Equity securities with a readily determinable fair value are classified and accounted for as trading marketable securities.

Realized gains and losses, interest income, and dividend income on all of our marketable securities and unrealized gains and losses on securities not classified as available for sale are recorded in *Other income/(loss), net*. Unrealized gains and losses on available-for-sale securities are recognized in *Unrealized gains and losses on securities*, a component of *Other comprehensive income/(loss), net of tax*. Realized gains and losses and reclassifications of accumulated other comprehensive income into net income are measured using the specific identification method.

On a quarterly basis, we review our available-for-sale debt securities for credit losses. We compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, we determine if a credit loss allowance is necessary. If a credit loss allowance is necessary, we will record an allowance, limited by the amount that fair value is less than the amortized cost basis, and recognize the corresponding charge in *Other income/(loss), net*. Factors we consider include the severity and reason for the decline in value, interest rate changes, and counterparty long-term ratings.

Trade, Notes, and Other Receivables

Trade, notes, and other receivables consist primarily of receivables from contracts with customers for the sale of vehicles, parts, and accessories. The current portion of trade and notes receivables is reported in *Trade and other receivables, net*. The non-current portion of notes receivables is reported in *Other assets*. Trade receivables are typically outstanding for 30 days or less, are recorded at their contractual value and do not bear interest. Notes receivable are recorded at their amortized cost using the effective interest method.

Each reporting period, we evaluate the collectibility of the trade and notes receivables and record an allowance for credit losses representing our estimate of the expected losses that result from all possible default events over the expected life of the receivables. Additions to the allowance for credit losses are made by recording charges to bad debt expense reported in *Selling, administrative, and other expenses* and *Cost of sales*. Trade and notes receivables are written off against the allowance for credit losses when the account is deemed to be uncollectible.

The carrying value of trade, notes, and other receivables was $16.4 billion and $15.7 billion at December 31, 2023 and 2024, respectively. The credit loss reserve included in the carrying value of trade, notes, and other receivables was $86 million and $113 million at December 31, 2023 and 2024, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Supplier Finance Programs

Financial institutions participate in a supply chain finance ("SCF") program that enables our suppliers, at their sole discretion, to sell their Ford receivables (i.e., our payment obligations to the suppliers) to the financial institutions on a non-recourse basis in order to be paid earlier than our payment terms provide. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms, the amounts we pay, or our liquidity. We have no economic interest in a supplier's decision to participate in the SCF program, and we do not provide any guarantees in connection with it. SCF obligations are reported in *Payables*.

The rollforward of SCF obligations for the years ended December 31 was as follows (in millions):

	2023	2024
Outstanding at the beginning of the year	$ 253	$ 220
Invoices received during the year	1,778	1,522
Invoices settled during the year	(1,811)	(1,570)
Outstanding at the end of the year	$ 220	$ 172

Net Intangible Assets and Goodwill

Indefinite-lived intangible assets and goodwill are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate the assets may be impaired. Goodwill impairment testing is also performed following an allocation of goodwill to a business to be disposed or a change in reporting units. We test for impairment by assessing qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit allocated the goodwill is less than its carrying amount. If the qualitative assessment indicates a possible impairment, the carrying value of the asset or reporting unit is compared with its fair value. Fair value is measured relying primarily on the income approach by applying a discounted cash flow method, the market approach using market values or multiples, and/or third-party valuations. We capitalize and amortize our finite-lived intangible assets over their estimated useful lives.

The carrying amount of intangible assets and goodwill is reported in *Other assets* in the non-current assets section of our consolidated balance sheets. Intangible assets are comprised primarily of advertising agreements and land rights. The net carrying amount of our intangible assets was $80 million and $69 million at December 31, 2023 and 2024, respectively. The net carrying amount of goodwill was $683 million and $658 million at December 31, 2023 and 2024, respectively. For the periods presented, we did not record any material impairments for indefinite-lived intangibles or goodwill.

Regulatory Compliance Credits

When we are not able to meet regulatory compliance requirements through the sales mix of our products, compliance credits may be purchased and/or, in some cases, fines or penalties may be paid. Compliance credits are recorded as *Other assets* upon delivery. Once an asset is recorded, it must be monitored for recoverability at least quarterly.

When it is probable and estimable that the mix of vehicles sold will not meet regulatory compliance requirements and will result in a compliance shortfall during the compliance period (e.g., model year, calendar year), we recognize a liability and related expense. The liability reflects an estimate of the cost of compliance credits and/or fines expected to be incurred to settle a compliance shortfall.

The asset and liability remain on our balance sheet until final certification from the applicable governmental regulatory agency is received.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Held-and-Used Long-Lived Asset Impairment

We test our long-lived asset groups when changes in circumstances indicate their carrying value may not be recoverable. Events that trigger a test for recoverability include:

- Material adverse changes in projected revenues or expenses, present negative cash flows combined with a history of negative cash flows and a forecast that demonstrates significant continuing losses
- Adverse change in legal factors or significant negative industry, or regulatory trends (such as overcrowding of market offerings or changes in regulations, resulting in excess capacity relative to market demand)
- Current expectation that a long-lived asset group will be disposed of significantly before the end of its useful life
- Significant adverse change in the manner in which an asset group is used or in its physical condition
- Significant change in the asset grouping

In addition, investing in new or emerging products (e.g., EVs) or services (e.g., connectivity) may require substantial upfront capital, which may result in initial forecasted negative cash flows in the near term. In these instances, near term negative cash flows on their own may not be indicative of a triggering event for evaluation of impairment. In such circumstances, we also conduct a qualitative evaluation of the business growth trajectory, which includes updating our assessment of when positive cash flows are expected to be generated, confirming whether established milestones are being achieved, and assessing our ability and intent to continue to access required funding to execute the plan. If this evaluation indicates a triggering event has occurred, a test for recoverability is performed.

When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the undiscounted forecasted cash flows are less than the carrying value of the assets, the asset group's fair value is measured relying primarily on a discounted cash flow method. To the extent available, we will also consider third-party valuations of our long-lived assets that may have been prepared for other business purposes. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts of those assets are depreciated over their remaining useful life. For the periods presented, we have not recorded any material impairments.

Held-for-Sale Asset Impairment

We perform an impairment test on a disposal group to be discontinued, held for sale ("HFS"), or otherwise disposed of when we have committed to an action and the action is expected to be completed within one year. We estimate fair value to approximate the expected proceeds to be received, less cost to sell, and compare it to the carrying value of the disposal group. An impairment charge is recognized when the carrying value exceeds the estimated fair value (see Note 21). We also assess fair value if circumstances arise that were considered unlikely and, as a result, we decide not to sell a disposal group previously classified as HFS upon reclassification to held and used. When there is a change to a plan of sale, and the assets are reclassified from HFS to held and used, the long-lived assets are reported at the lower of (i) the carrying amount before an HFS designation, adjusted for depreciation that would have been recognized if the assets had not been classified as HFS, or (ii) the fair value at the date the assets no longer satisfy the criteria for classification as HFS.

Fair Value Measurements

We measure fair value of our financial instruments, including those held within our pension plans, using various valuation methods and prioritize the use of observable inputs. The use of observable and unobservable inputs and their significance in measuring fair value are reflected in our fair value hierarchy:

- Level 1 - inputs include quoted prices for identical instruments and are the most observable
- Level 2 - inputs include quoted prices for similar instruments and observable inputs such as interest rates, currency exchange rates, and yield curves
- Level 3 - inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fixed income securities, equities, commingled funds, derivative financial instruments, and alternative assets are remeasured and presented within our consolidated financial statements at fair value on a recurring basis. Finance receivables and debt are measured at fair value for the purpose of disclosure. Other assets and liabilities are measured at fair value on a nonrecurring basis.

Transfers into and transfers out of the hierarchy levels are recognized as if they had taken place at the end of the reporting period.

Valuation Method

Fixed Income Securities. Fixed income securities primarily include government securities, government agency securities, corporate bonds, and asset-backed securities. We generally measure fair value using prices obtained from pricing services or quotes from dealers that make markets in such securities. Pricing methods and inputs to valuation models used by the pricing services depend on the security type (i.e., asset class). Where possible, fair values are generated using market inputs, including quoted prices (the closing price in an exchange market), bid prices (the price at which a buyer stands ready to purchase), and other market information. For fixed income securities that are not actively traded, the pricing services use alternative methods to determine fair value for the securities, including quotes for similar fixed income securities, matrix pricing, discounted cash flow using benchmark curves, or other factors. In certain cases, when market data are not available, we may use broker quotes or pricing services that use proprietary pricing models to determine fair value. The proprietary models incorporate unobservable inputs primarily consisting of prepayment curves, discount rates, default assumptions, recovery rates, yield assumptions, and credit spread assumptions.

An annual review is performed on the security prices received from our pricing services, which includes discussion and analysis of the inputs used by the pricing services to value our securities. We also compare the price of certain securities sold close to the quarter end to the price of the same security at the balance sheet date to ensure the reported fair value is reasonable.

Equities. Equity securities are primarily exchange-traded and are valued based on the closing bid, official close, or last trade pricing on an active exchange. If closing prices are not available, securities are valued at the last quoted bid price or may be valued using the last available price. Securities that are thinly traded or delisted are valued using unobservable pricing data.

Commingled Funds. Fixed income and public equity securities may each be combined into commingled fund investments. Most commingled funds are valued to reflect our interest in the fund based on the reported year-end net asset value ("NAV").

Derivative Financial Instruments. Exchange-traded derivatives for which market quotations are readily available are valued at the last reported sale price or official closing price as reported by an independent pricing service on the primary market or exchange on which they are traded. Over-the-counter derivatives are not exchange traded and are valued using independent pricing services or industry-standard valuation models such as a discounted cash flow. When discounted cash flow models are used, projected future cash flows are discounted to a present value using market-based expectations for interest rates, foreign exchange rates, commodity prices, and the contractual terms of the derivative instruments. The discount rate used is the relevant benchmark interest rate (e.g., SOFR, SONIA) plus an adjustment for non-performance risk. The adjustment reflects the full credit default swap ("CDS") spread applied to a net exposure, by counterparty, considering the master netting agreements we have entered into and any posted collateral. We use our counterparty's CDS spread when we are in a net asset position and our own CDS spread when we are in a net liability position. In cases when market data are not available, we use broker quotes and models (e.g., Black-Scholes) to determine fair value. This includes situations where there is a lack of liquidity for a particular currency or commodity, or when the instrument is longer dated. When broker quotes or models are used to determine fair value, the derivative is categorized within Level 3 of the hierarchy. All other derivatives are categorized within Level 2.

Alternative Assets. Hedge funds generally hold liquid and readily-priced securities, such as public equities, exchange-traded derivatives, and corporate bonds. Private equity and real estate investments are less liquid. External investment managers typically report valuations reflecting initial cost or updated appraisals, which are adjusted for cash flows, and realized and unrealized gains/losses. All alternative assets are valued at the NAV provided by the investment sponsor or third party administrator, as they do not have readily-available market quotations. Valuations may lag up to six months. The NAV will be adjusted for cash flows (additional investments or contributions, and distributions) through year end. We may make further adjustments for any known substantive valuation changes not reflected in the NAV.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

We may hold annuity contracts within some of our non-U.S. pension plans (see Note 16). The contract valuation method is applied for markets where we have purchased annuity contracts from an insurer as a plan asset. We measure the fair value of the insurance asset by projecting expected future cash flows from the contract and discounting them to present value based on current market rates. The assumptions used to project expected future cash flows are based on actuarial estimates. We include all annuity contracts within Level 3 of the hierarchy.

Finance Receivables. We measure finance receivables at fair value using internal valuation models (see Note 10). These models project future cash flows of financing contracts based on scheduled contract payments (including principal and interest) and assumptions regarding expected credit losses and pre-payment speed. The projected cash flows are discounted to present value at current rates that incorporate present yield curve and credit spread assumptions. The fair value of finance receivables is categorized within Level 3 of the hierarchy.

On a nonrecurring basis, we also measure at fair value retail contracts 120 days past due or deemed to be uncollectible, and individual dealer loans probable of foreclosure. We use the fair value of collateral, adjusted for estimated costs to sell, to determine the fair value of these receivables. The collateral for a retail financing or wholesale receivable is the vehicle financed, and for dealer loans is real estate or other property.

The fair value of collateral for retail receivables is calculated as the outstanding receivable balances multiplied by the average recovery value percentage. The fair value of collateral for wholesale receivables is based on the wholesale market value or liquidation value for new and used vehicles. The fair value of collateral for dealer loans is determined by reviewing various appraisals, which include total adjusted appraised value of land and improvements, alternate use appraised value, broker's opinion of value, and purchase offers.

Debt. We measure debt at fair value using quoted prices for our own debt with approximately the same remaining maturities (see Note 18). Where quoted prices are not available, we estimate fair value using discounted cash flows and market-based expectations for interest rates, credit risk, and the contractual terms of the debt instruments. For certain short-term debt with an original maturity date of one year or less, we assume that book value is a reasonable approximation of the debt's fair value. The fair value of debt is categorized within Level 2 of the hierarchy.

Finance and Lease Incentives

We routinely sponsor special retail financing and lease incentives to dealers' customers who choose to finance or lease our vehicles from Ford Credit. The cost for these incentives is included in our estimate of variable consideration when the vehicle is sold to the dealer. Ford Credit records a reduction to the finance receivable or reduces the cost of the vehicle operating lease when it records the underlying finance contract, and we transfer to Ford Credit the amount of the incentive on behalf of the dealer's customer. See Note 1 for additional information regarding transactions between Ford Credit and our other segments. The Ford Credit segment recognized interest revenue of $2.1 billion, $2.3 billion, and $2.9 billion in 2022, 2023, and 2024, respectively, and lower depreciation of $1.2 billion, $0.9 billion, and $1.0 billion in 2022, 2023, and 2024, respectively, associated with these incentives.

Supplier Price Adjustments

We frequently negotiate price adjustments with our suppliers throughout a production cycle, even after receiving production material. These price adjustments relate to changes in design specification or other commercial terms such as economics, productivity, and competitive pricing. We recognize price adjustments when we reach final agreement with our suppliers. In general, we avoid direct price changes in consideration of future business; however, when these occur, our policy is to defer the recognition of any such price change given explicitly in consideration of future business.

Government Incentives

We receive incentives from U.S. and non-U.S. governmental entities in the form of tax rebates or credits, grants, and loans. Government incentives are recorded in our consolidated financial statements in accordance with their purpose as a reduction of expense or as other income. The benefit is generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of receipt. Government incentives related to capital investment are recognized in *Net Property* as a reduction to the net book value of the related asset. The incentives are recognized over the life of the asset as a reduction to depreciation and amortization expense.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

During 2022, we were awarded incentives by the State of Tennessee related to land, capital, and property tax abatements in connection with Ford's capital investment in our new electric vehicle assembly plant and job commitments. These incentives are available until December 2051. The fair value of the land received in 2022 was $144 million and was recorded in *Net Property* fully offset by the value of the incentive.   A capital grant of $285 million was received in 2023 and will be recognized as a reduction to depreciation and amortization expense over the life of the related assets.

The Inflation Reduction Act of 2022 incentivizes companies to engage in a wide range of activities primarily focused on clean energy investments and domestic manufacturing. We are eligible for production credits related to advanced manufacturing of certain battery components. These credits are recognized when an eligible component is produced in the United States and sold to a third party. We recognized $105 million as a reduction to *Cost of sales* during the year ended December 31, 2024 related to production tax credits.

Ford may also indirectly benefit from incentives and grants awarded to companies with which we are affiliated but are not included in our consolidated financial statements.

Ford's receipt of government incentives could be subject to reduction, termination, or claw back. Claw back provisions are monitored for ongoing compliance and are accrued for when losses are deemed probable and estimable (see Note 24).

Selected Other Costs

Engineering, research, and development expenses are primarily reported in *Cost of sales* and consist of salaries, materials, and associated costs. Engineering, research, and development costs are expensed as incurred when performed internally or when performed by a supplier if we guarantee reimbursement. Advertising costs are reported in *Selling, administrative, and other expenses* and are expensed as incurred. Engineering, research, development, and advertising expenses for the years ended December 31 were as follows (in billions):

	2022	2023	2024
Engineering, research, and development	$ 7.8	$ 8.2	$ 8.0
Advertising	2.2	2.5	2.8

NOTE 3. NEW ACCOUNTING STANDARDS

Adoption of New Accounting Standards

ASU 2023-07, Segment Reporting, Improvements to Reportable Segment Disclosures. We adopted the new standard and applied the amendments retrospectively to all prior periods presented in our consolidated financial statements. The standard requires disclosure of any significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") for each reportable segment. In addition, the standard requires disclosure of an amount for "other segment items" by reportable segment and a description of its composition. The standard also requires all annual disclosures about a reporting segment's profit or loss and assets to be provided on an interim basis, beginning in 2025. Adoption of the new standard did not impact our consolidated balance sheets or income statements or have a material impact on our financial statement disclosures. Refer to Note 25 for the incremental disclosures required under the standard.

We also adopted the following Accounting Standards Updates ("ASUs") during 2024, none of which had a material impact to our consolidated financial statements or financial statement disclosures:

ASU		Effective Date
2023-01	Leases: Common Control Arrangements	January 1, 2024
2023-02	Investments – Equity Method and Joint Ventures: Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	January 1, 2024

Accounting Standards Issued But Not Yet Adopted

ASU 2023-09, Improvements to Income Tax Disclosures. In December 2023, the Financial Accounting Standards Board ("FASB") issued a new accounting standard to enhance the transparency and decision usefulness of income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024, with retrospective application permitted. There will be no impact to our consolidated balance sheets or income statements; however, there will be changes to our consolidated financial statement disclosures, primarily related to the effective tax rate reconciliation and cash paid for income taxes.

ASU 2024-03, Disaggregation of Income Statement Expenses ("DISE"). In November 2024, the FASB issued a new accounting standard to improve the disclosures about an entity's expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. We are assessing the effect on our consolidated financial statement disclosures; however, adoption will not impact our consolidated balance sheets or income statements.

All other ASUs issued but not yet adopted were assessed and determined to be not applicable or are not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

NOTE 4. REVENUE

The following tables disaggregate our revenue by major source for the years ended December 31 (in millions):

	2022		
	Company excluding Ford Credit	Ford Credit	Consolidated
Vehicles, parts, and accessories	$ 144,471	$ —	$ 144,471
Used vehicles	1,719	—	1,719
Services and other revenue (a)	2,688	100	2,788
Revenues from sales and services	148,878	100	148,978
Leasing income	201	4,569	4,770
Financing income	—	4,254	4,254
Insurance income	—	55	55
Total revenues	$ 149,079	$ 8,978	$ 158,057

	2023		
	Company excluding Ford Credit	Ford Credit	Consolidated
Vehicles, parts, and accessories	$ 161,052	$ —	$ 161,052
Used vehicles	1,873	—	1,873
Services and other revenue (a)	2,797	105	2,902
Revenues from sales and services	165,722	105	165,827
Leasing income	179	4,105	4,284
Financing income	—	5,980	5,980
Insurance income	—	100	100
Total revenues	$ 165,901	$ 10,290	$ 176,191

	2024		
	Company excluding Ford Credit	Ford Credit	Consolidated
Vehicles, parts, and accessories	$ 167,218	$ —	$ 167,218
Used vehicles	2,175	—	2,175
Services and other revenue (a)	3,099	104	3,203
Revenues from sales and services	172,492	104	172,596
Leasing income	214	4,217	4,431
Financing income	—	7,819	7,819
Insurance income	—	146	146
Total revenues	$ 172,706	$ 12,286	$ 184,992

_____
(a)   Includes extended service contract revenue.

Revenue is recognized when obligations under the terms of a contract with our customer are satisfied; generally this occurs when we transfer control of our vehicles, parts, or accessories, or provide services. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. For the majority of sales, this occurs when products are shipped from our manufacturing facilities. However, we defer a portion of the consideration received when there is a separate future or stand-ready performance obligation, such as extended service contracts or ongoing vehicle connectivity. Sales, value-added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The expected costs associated with our base warranties and field service actions are recognized as expense when the products are sold (see Note 24). We do not have any material significant payment terms related to vehicle sales, as payment is received at or shortly after the point of sale.

NOTE 4. REVENUE *(Continued)*

Company Excluding Ford Credit

Vehicles, Parts, and Accessories. For the majority of vehicles, parts, and accessories, we transfer control and recognize a sale when we ship the product from our manufacturing facility to our customer (dealers and distributors). We receive cash equal to the invoice price for most vehicle sales at the time of wholesale. When the vehicle sale is financed by our wholly-owned subsidiary Ford Credit, the dealer is obligated to pay Ford Credit when it sells the vehicle to the retail customer (see Note 10). Payment terms on part sales to dealers, distributors, and retailers generally range from 30 to 120 days. The amount of consideration we receive and revenue we recognize varies with changes in return rights, marketing incentives we offer to our customers and their customers, and other pricing adjustments. When we give our dealers the right to return eligible parts and accessories, we estimate the expected returns based on an analysis of historical experience. Estimates of marketing incentives and other pricing adjustments are based on our expectation of retail and fleet sales volumes, mix of products to be sold, competitor actions, and incentive programs to be offered. Customer acceptance of products and programs, as well as other market conditions, will impact these estimates. We adjust our estimate of revenue at the earlier of when the value of consideration we expect to receive changes or when the consideration becomes fixed. As a result of changes in our estimate of variable consideration (e.g., marketing incentives), we recorded an increase in revenue of $209 million during 2022 and a decrease in revenue of $147 million and $757 million during 2023 and 2024, respectively, related to revenue recognized in prior annual periods.

We have elected to recognize the cost for freight and shipping when control over vehicles, parts, or accessories has transferred to the customer as an expense in *Cost of sales*.

We sell vehicles to daily rental companies and may guarantee that we will pay them the difference between an agreed amount and the value they are able to realize upon resale. At the time of transfer of vehicles to the daily rental companies, we record the probable amount we will pay under the guarantee to *Other liabilities and deferred revenue* (see Note 24)*.*

Used Vehicles. We sell used vehicles both at auction and through our consolidated dealerships. Proceeds from the sale of these vehicles are recognized in *Company excluding Ford Credit revenues* upon transfer of control of the vehicle to the customer, and the related vehicle carrying value is recognized in *Cost of sales*.

Services and other revenue. For separate or stand-ready performance obligations that are included as part of the vehicle consideration received (e.g., free extended service contracts, vehicle connectivity, over-the-air updates), we use an observable price to determine the stand-alone selling price or, when one is not available, we use a cost-plus margin approach. We also sell separately priced service contracts that extend mechanical and maintenance coverages beyond our base warranty agreements to vehicle owners. We receive payment at contract inception and the contracts generally range from 12 to 120 months. We recognize revenue for vehicle service contracts that extend mechanical and maintenance coverages beyond our base warranties over the term of the agreement in proportion to the costs we expect to incur in satisfying the contract obligations. Revenue related to other future or stand-ready performance obligations is generally recognized on a straight-line basis over the period in which services are expected to be performed.

We had a balance of $4.4 billion and $4.8 billion of unearned revenue associated primarily with outstanding extended service contracts reported in *Other liabilities and deferred revenue* at December 31, 2022 and 2023, respectively. We recognized $1.5 billion and $1.8 billion of the unearned amounts as revenue during the years ended December 31, 2023 and 2024, respectively. At December 31, 2024, the unearned amount was $5.3 billion. We expect to recognize approximately $1.7 billion of the unearned amount in 2025, $1.3 billion in 2026, and $2.3 billion thereafter.

We record a premium deficiency reserve to the extent we estimate the future costs associated with extended service contracts exceed the unrecognized revenue. Amounts paid to dealers to obtain these contracts are deferred and recorded as *Other assets*. These costs are amortized to expense consistent with how the related revenue is recognized. We had a balance of $317 million and $312 million in deferred costs as of December 31, 2023 and 2024, respectively. We recognized $88 million, $103 million, and $105 million of amortization during the years ended December 31, 2022, 2023, and 2024, respectively.

NOTE 4. REVENUE *(Continued)*

We also receive other revenue related to vehicle-related design and testing services we perform for others, various Ford Next operations, and net commissions for serving as the agent in facilitating the sale of a third party's products or services to our customers. We have applied the practical expedient to recognize *Company excluding Ford Credit revenues* for vehicle-related design and testing services over the term of the related agreements (generally two to three years) in proportion to the amount we have the right to invoice.

Leasing Income. We earn income from operating lease assets and record the income on a straight-line basis over the term of the lease agreement.

Ford Credit Segment

Leasing Income. Ford Credit offers leasing plans to retail consumers through Ford and Lincoln brand dealers that originate the leases. Ford Credit records an operating lease upon purchase of a vehicle subject to a lease from the dealer. The retail consumer makes lease payments representing the difference between Ford Credit's purchase price of the vehicle and the contractual residual value of the vehicle plus lease fees, which we recognize on a straight-line basis over the term of the lease agreement. Depreciation and the gain or loss upon disposition of the vehicle is recorded in *Ford Credit interest, operating, and other expenses*.

Financing Income. Ford Credit originates and purchases finance installment contracts. Financing income represents interest earned on the finance receivables (including sales-type and direct financing leases). Interest is recognized using the interest method and includes the amortization of certain direct origination costs.

Insurance Income. Income from insurance contracts is recognized evenly over the term of the agreement. Insurance commission revenue is recognized on a net basis at the time of sale of the third party's product or service to our customer.

NOTE 5. OTHER INCOME/(LOSS)

The amounts included in *Other income/(loss), net* for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Net periodic pension and OPEB income/(cost), excluding service cost (Note 16)	$ 1,336	$ (2,494)	$ 411
Investment-related interest income	639	1,567	1,540
Interest income/(expense) on income taxes	(23)	(16)	(21)
Realized and unrealized gains/(losses) on cash equivalents, marketable securities, and other investments (a)	(7,518)	(205)	(42)
Gains/(Losses) on changes in investments in affiliates (Note 20 and Note 21)	(147)	9	78
Royalty income	483	477	503
Other	80	59	(18)
Total	$ (5,150)	$ (603)	$ 2,451

_____
(a)   Includes a $7.4 billion loss and $31 million loss on our Rivian investment during the years ended December 31, 2022 and 2023, respectively.

NOTE 6. SHARE-BASED COMPENSATION

Under our Long-Term Incentive Plans, we may issue restricted stock units ("RSUs"), restricted stock shares ("RSSs"), and stock options. RSUs and RSSs consist of time-based and performance-based awards. The number of shares that may be granted in any year is limited to 2% of our issued and outstanding Common Stock as of December 31 of the prior calendar year. The limit may be increased up to 3% in any year, with a corresponding reduction in shares available for grants in future years. Granted RSUs generally cliff vest or ratably vest over a three-year service period. Performance-based RSUs can be based on internal financial performance metrics or total shareholder return relative to a peer group or a combination of the two metrics. At the time of vest, RSU awards are net settled (i.e., shares are withheld to cover the employee tax obligation). Stock options ratably vest over a three-year service period and expire ten years from the grant date.

The fair value of both the time-based and the internal performance metrics portion of the performance-based RSUs and RSSs is determined using the closing price of our Common Stock at grant date. For awards that include a market condition, we measure the fair value using a Monte Carlo simulation. The weighted average per unit grant date fair value for the years ended December 31, 2022, 2023, and 2024 was $15.63, $12.98, and $12.49, respectively.

Time-based RSUs generally have a graded vesting feature whereby one-third of each grant vests after the first anniversary of the grant date, one-third after the second anniversary, and one-third after the third anniversary. The graded vesting method recognizes expense over the service period for each separately-vesting tranche, which results in accelerated recognition of expense. The fair value of time-based RSUs, RSSs, and stock options is expensed over the shorter of each separate vesting period, using the graded vesting method, or the time period an employee becomes eligible to retain the award at retirement. The fair value of performance-based RSUs and RSSs is expensed when it is probable and estimable as measured against the performance metrics over the shorter of the performance or required service periods. We measure the fair value of our stock options on the date of grant using either the Black-Scholes option-pricing model (for options without a market condition) or a Monte Carlo simulation (for options with a market condition). We have elected to recognize forfeitures as an adjustment to compensation expense for all RSUs, RSSs, and stock options in the same period as the forfeitures occur. Expense is recorded in *Selling, administrative, and other expenses* and *Cost of sales,* as incurred.

Restricted Stock Units and Restricted Stock Shares

The fair value of vested RSUs and RSSs as well as the compensation cost for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Fair value of vested shares	$ 252	$ 303	$ 522
Compensation cost (a)	223	356	411

_____
(a)   Net of tax benefit of $113 million, $104 million, and $100 million in 2022, 2023, and 2024, respectively.

As of December 31, 2024, there was approximately $450 million in unrecognized compensation cost related to non-vested RSUs. This expense will be recognized over a weighted average period of 1.9 years.

The performance-based RSUs granted in March 2022, 2023, and 2024 include a relative Total Shareholder Return ("TSR") metric. Inputs and assumptions used to calculate the fair value at grant date through a Monte Carlo simulation were as follows:

	2022	2023	2024
Fair value per stock award	$ 18.10	$ 18.57	$ 18.50
Grant date stock price	16.85	13.08	12.74
Assumptions:			
Ford's stock price expected volatility (a)	44.8 %	49.5 %	41.9 %
Expected average volatility of peer companies (a)	39.6	49.6	40.7
Risk-free interest rate	1.62	4.57	4.43

_____
(a)   Expected volatility based on three years of daily closing share price changes ending on the grant date.

NOTE 6. SHARE-BASED COMPENSATION *(Continued)*

During 2024, activity for RSUs and RSSs was as follows (in millions, except for weighted-average fair value):

	Shares		Weighted-Average Fair Value
Outstanding, beginning of year	80.6	$	13.86
Granted (a)	61.8		12.49
Vested (a)	(41.9)		12.45
Forfeited	(4.8)		13.62
Outstanding, end of year (b)	95.7		13.44

_____
(a) Includes shares awarded to non-employee directors.
(b) Excludes 1,285,271 non-employee director shares that were vested but unissued at December 31, 2024.

Stock Options

During 2024, no stock options were granted or exercised. At December 31, 2023 and 2024, stock options outstanding were 8.4 million and 4.7 million, respectively. As of December 31, 2024, all of our stock options are fully vested and will expire in 2030, if not exercised sooner.

NOTE 7. INCOME TAXES

We recognize income tax-related penalties in *Provision for/(Benefit from) income taxes* on our consolidated income statements. We recognize income tax-related interest income and interest expense in *Other income/(loss), net* on our consolidated income statements.

We account for U.S. tax on global intangible low-taxed income in the period incurred, and we account for investment tax credits using the deferral method.

Valuation of Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and net operating loss carryforwards and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

NOTE 7. INCOME TAXES *(Continued)*

Our accounting for deferred tax consequences represents our best estimate of the likely future tax consequences of events that have been recognized on our consolidated financial statements or tax returns and their future probability. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, we record a valuation allowance.

Components of Income Taxes

Components of income taxes excluding cumulative effects of changes in accounting principles, other comprehensive income/(loss), and equity in net results of affiliated companies accounted for after-tax for the years ended December 31 were as follows:

		2022		2023		2024
Income/(Loss) before income taxes (in millions)						
U.S.	$	(6,548)	$	3,395	$	3,424
Non-U.S.		3,532		572		3,809
Total	$	(3,016)	$	3,967	$	7,233
Provision for/(Benefit from) income taxes (in millions)						
Current						
Federal	$	68	$	62	$	78
Non-U.S.		781		948		791
State and local		123		229		107
Total current		972		1,239		976
Deferred						
Federal		(2,292)		(413)		25
Non-U.S.		688		(1,149)		303
State and local		(232)		(39)		35
Total deferred		(1,836)		(1,601)		363
Total	$	(864)	$	(362)	$	1,339
Reconciliation of effective tax rate						
U.S. statutory tax rate		21.0 %		21.0 %		21.0 %
Non-U.S. tax rate differential		(8.7)		(3.4)		2.9
State and local income taxes		2.3		1.9		1.7
General business credits		13.0		(15.9)		(5.9)
Nontaxable foreign currency gains and losses		(4.2)		—		—
Dispositions and restructurings (a)		(7.0)		(14.7)		—
U.S. tax on non-U.S. earnings		2.8		7.7		(0.2)
Prior year settlements and claims		1.5		1.2		0.1
Tax incentives		2.0		(3.9)		(2.2)
Enacted change in tax laws		(2.0)		0.1		0.4
Valuation allowances		6.2		(0.7)		(1.0)
Other		1.7		(2.4)		1.7
Effective tax rate		28.6 %		(9.1)%		18.5 %

_____
(a)   2023 includes benefits of $610 million associated with legal entity restructuring within our leasing operations and China.

In 2022, we reversed $405 million of previously established U.S. valuation allowances, primarily as a result of planning actions.

At December 31, 2024, $14.7 billion of non-U.S. earnings are considered indefinitely reinvested in operations outside the United States, for which deferred taxes have not been provided. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

NOTE 7. INCOME TAXES *(Continued)*

Components of Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities at December 31 were as follows (in millions):

	2023	2024
Deferred tax assets		
Net operating loss carryforwards	$ 7,262	$ 7,458
Tax credit carryforwards	8,944	7,993
Research expenditures	3,799	4,873
Dealer and dealers' customer allowances and claims	2,752	3,498
Employee benefit plans	2,470	2,010
Other foreign deferred tax assets	3,456	2,691
All other	2,299	1,995
Total gross deferred tax assets	30,982	30,518
Less: Valuation allowances	(4,187)	(3,856)
Total net deferred tax assets	26,795	26,662
Deferred tax liabilities		
Leasing transactions	3,253	3,523
Depreciation and amortization (excluding leasing transactions)	3,389	3,590
Finance receivables	699	524
Other foreign deferred tax liabilities	1,255	1,381
All other	2,219	2,343
Total deferred tax liabilities	10,815	11,361
Net deferred tax assets/(liabilities)	$ 15,980	$ 15,301

Net operating loss carryforwards for tax purposes were $23.7 billion at December 31, 2024. This resulted in a deferred tax asset of $7.5 billion, of which $6.1 billion have no expiration date. A substantial portion of the remaining losses will expire beyond 2030. Tax credits available to offset future tax liabilities are $8.0 billion. The majority of these credits have a remaining carryforward period of twelve years or more. Tax benefits from net operating loss carryforwards and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and available tax planning strategies. In our evaluation, we anticipate making tax elections that change the order of tax credit carryforward utilization on U.S. tax returns.

NOTE 7. INCOME TAXES *(Continued)*

Other

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 were as follows (in millions):

	2023	2024
Beginning balance	$ 2,939	$ 2,913
Increase – tax positions in prior periods	103	512
Increase – tax positions in current period	45	11
Decrease – tax positions in prior periods	(79)	(775)
Settlements	(115)	(13)
Lapse of statute of limitations	(33)	(5)
Foreign currency translation adjustment	53	(103)
Ending balance	$ 2,913	$ 2,540

The amount of unrecognized tax benefits that would affect the effective tax rate if recognized was $2.9 billion and $2.5 billion as of December 31, 2023 and 2024, respectively.

Examinations by tax authorities have been completed through 2008 in Germany; 2014 in the United States; 2015 in Mexico; 2018 in Canada, Spain, and the United Kingdom; and 2019 in China and India.

Net tax-related interest expense was $23 million, $16 million, and $21 million for the years ended December 31, 2022, 2023, and 2024, respectively. These were reported in *Other income/(loss), net* on our consolidated income statements. At December 31, 2023 and 2024, we recognized a net tax-related interest receivable of $25 million and $37 million, respectively.

Cash paid for income taxes was $801 million, $1,027 million, and $1,218 million in 2022, 2023, and 2024, respectively.

NOTE 8. CAPITAL STOCK AND EARNINGS/(LOSS) PER SHARE

All general voting power is vested in the holders of Common Stock and Class B Stock. Holders of our Common Stock have 60% of the general voting power, and holders of our Class B Stock are entitled to such number of votes per share as will give them the remaining 40%. Shares of Common Stock and Class B Stock share equally in dividends when and as paid, with stock dividends payable in shares of stock of the class held.

If liquidated, each share of Common Stock is entitled to the first $0.50 available for distribution to holders of Common Stock and Class B Stock, each share of Class B Stock is entitled to the next $1.00 so available, each share of Common Stock is entitled to the next $0.50 so available, and each share of Common and Class B Stock is entitled to an equal amount thereafter.

We present both basic and diluted earnings/(loss) per share ("EPS") amounts in our financial reporting. Basic EPS excludes dilution and is computed by dividing *Net income/(loss) attributable to Ford Motor Company* by the weighted-average number of shares of Common and Class B Stock outstanding for the period. Diluted EPS reflects the maximum potential dilution that could occur from our share-based compensation ("in-the-money" stock options, unvested RSUs, and unvested RSSs) and convertible debt. Potentially dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

Earnings/(Loss) Per Share Attributable to Ford Motor Company Common and Class B Stock

Basic and diluted income/(loss) per share were calculated using the following (in millions):

	2022	2023	2024
Net income/(loss) attributable to Ford Motor Company	$ (1,981)	$ 4,347	$ 5,879
Basic and Diluted Shares			
Basic shares (average shares outstanding)	4,014	3,998	3,978
Net dilutive options, unvested restricted stock units, unvested restricted stock shares, and convertible debt (a)	—	43	43
Diluted shares	4,014	4,041	4,021

_____

(a)   In 2022, there were 42 million shares excluded from the calculation of diluted earnings/(loss) per share due to their anti-dilutive effect.

NOTE 9. CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

The fair values of cash, cash equivalents, and marketable securities measured at fair value on a recurring basis were as follows (in millions):

	Fair Value Level	Company excluding Ford Credit	Ford Credit	Consolidated
		December 31, 2023		
Cash and cash equivalents				
U.S. government	1	$ 2,320	$ 912	$ 3,232
U.S. government agencies	2	2,075	625	2,700
Non-U.S. government and agencies	2	699	276	975
Corporate debt	2	1,617	101	1,718
Total marketable securities classified as cash equivalents		6,711	1,914	8,625
Cash, time deposits, and money market funds		7,493	8,744	16,237
Total cash and cash equivalents		$ 14,204	$ 10,658	$ 24,862
Marketable securities				
U.S. government	1	$ 4,467	$ 207	$ 4,674
U.S. government agencies	2	1,774	49	1,823
Non-U.S. government and agencies	2	2,096	109	2,205
Corporate debt	2	5,807	268	6,075
Equities	1	23	—	23
Other marketable securities	2	353	156	509
Total marketable securities		$ 14,520	$ 789	$ 15,309
Restricted cash		$ 111	$ 137	$ 248
Cash, cash equivalents, and restricted cash - held-for-sale		$ —	$ —	$ —

	Fair Value Level	Company excluding Ford Credit	Ford Credit	Consolidated
		December 31, 2024		
Cash and cash equivalents				
U.S. government	1	$ 1,099	$ 854	$ 1,953
U.S. government agencies	2	2,529	400	2,929
Non-U.S. government and agencies	2	1,073	370	1,443
Corporate debt	2	659	339	998
Total marketable securities classified as cash equivalents		5,360	1,963	7,323
Cash, time deposits, and money market funds		8,303	7,309	15,612
Total cash and cash equivalents		$ 13,663	$ 9,272	$ 22,935
Marketable securities				
U.S. government	1	$ 3,530	$ 185	$ 3,715
U.S. government agencies	2	1,691	—	1,691
Non-U.S. government and agencies	2	2,272	79	2,351
Corporate debt	2	6,676	252	6,928
Equities	1	22	—	22
Other marketable securities	2	516	190	706
Total marketable securities		$ 14,707	$ 706	$ 15,413
Restricted cash		$ 120	$ 88	$ 208
Cash, cash equivalents, and restricted cash - held-for-sale (Note 21)		$ 47	$ —	$ 47

NOTE 9. CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES *(Continued)*

The cash equivalents and marketable securities accounted for as available-for-sale ("AFS") securities were as follows (in millions):

| | | | | | | December 31, 2023 | | |
| | | | | | | **Fair Value of Securities with Contractual Maturities** | | |
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**		**Within 1 Year**	**After 1 Year through 5 Years**	**After 5 Years**
Company excluding Ford Credit								
U.S. government	$ 4,458	$ 6	$ (66)	$ 4,398	$	2,172	$ 2,216	$ 10
U.S. government agencies	2,053	4	(62)	1,995		490	1,487	18
Non-U.S. government and agencies	1,948	1	(75)	1,874		587	1,275	12
Corporate debt	7,433	27	(67)	7,393		2,830	4,558	5
Other marketable securities	322	2	(4)	320		—	247	73
Total	$ 16,214	$ 40	$ (274)	$ 15,980	$	6,079	$ 9,783	$ 118

| | | | | | | December 31, 2024 | | |
| | | | | | | **Fair Value of Securities with Contractual Maturities** | | |
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**		**Within 1 Year**	**After 1 Year through 5 Years**	**After 5 Years**
Company excluding Ford Credit								
U.S. government	$ 3,476	$ 1	$ (27)	$ 3,450	$	282	$ 3,168	$ —
U.S. government agencies	1,755	1	(30)	1,726		697	1,010	19
Non-U.S. government and agencies	2,039	1	(39)	2,001		559	1,429	13
Corporate debt	7,295	35	(21)	7,309		2,272	5,033	4
Other marketable securities	486	3	(1)	488		—	411	77
Total	$ 15,051	$ 41	$ (118)	$ 14,974	$	3,810	$ 11,051	$ 113

Sales proceeds and gross realized gains/losses from the sale of AFS securities for the years ended December 31 were as follows (in millions):

	2022	**2023**	**2024**
Company excluding Ford Credit			
Sales proceeds	$ 6,207	$ 3,140	$ 11,026
Gross realized gains	7	2	17
Gross realized losses	26	37	28

NOTE 9. CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES *(Continued)*

The present fair values and gross unrealized losses for cash equivalents and marketable securities accounted for as AFS securities that were in an unrealized loss position, aggregated by investment category and the length of time that individual securities have been in a continuous loss position, were as follows (in millions):

| | December 31, 2023 | | | | | |
| | Less than 1 Year | | 1 Year or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Company excluding Ford Credit						
U.S. government	$ 619	$ (2)	$ 2,735	$ (64)	$ 3,354	$ (66)
U.S. government agencies	283	(1)	1,068	(61)	1,351	(62)
Non-U.S. government and agencies	67	—	1,654	(75)	1,721	(75)
Corporate debt	2,608	(2)	2,192	(65)	4,800	(67)
Other marketable securities	26	—	122	(4)	148	(4)
Total	$ 3,603	$ (5)	$ 7,771	$ (269)	$ 11,374	$ (274)

| | December 31, 2024 | | | | | |
| | Less than 1 Year | | 1 Year or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Company excluding Ford Credit						
U.S. government	$ 2,500	$ (17)	$ 431	$ (10)	$ 2,931	$ (27)
U.S. government agencies	423	(1)	893	(29)	1,316	(30)
Non-U.S. government and agencies	666	(7)	1,060	(32)	1,726	(39)
Corporate debt	2,366	(10)	568	(11)	2,934	(21)
Other marketable securities	67	—	68	(1)	135	(1)
Total	$ 6,022	$ (35)	$ 3,020	$ (83)	$ 9,042	$ (118)

We determine credit losses on AFS debt securities using the specific identification method. During the years ended December 31, 2022, 2023, and 2024, we did not recognize any credit loss. The unrealized losses on securities are due to changes in interest rates and market liquidity.

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash as reported on our consolidated statements of cash flows were as follows (in millions):

	December 31, 2023	December 31, 2024
Cash and cash equivalents	$ 24,862	$ 22,935
Restricted cash (a)	248	208
Cash, cash equivalents, and restricted cash - held-for-sale (Note 21)	—	47
Total cash, cash equivalents, and restricted cash	$ 25,110	$ 23,190

_____

(a) Included in *Other assets* in the non-current assets section of our consolidated balance sheets.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Ford Credit manages finance receivables as "consumer" and "non-consumer" portfolios. The receivables are generally secured by the vehicles, inventory, or other property being financed.

Consumer Portfolio. Receivables in this portfolio include products offered to individuals and businesses that finance the acquisition of Ford and Lincoln vehicles from dealers for personal or commercial use. Retail financing includes retail installment contracts for new and used vehicles and finance leases with retail customers, government entities, daily rental companies, and fleet customers.

Non-Consumer Portfolio. Receivables in this portfolio include products offered to automotive dealers. Dealer financing includes wholesale loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, as well as loans to dealers to finance working capital and improvements to dealership facilities, finance the purchase of dealership real estate, and finance other dealer programs. Wholesale financing is approximately 97% of dealer financing.

Finance receivables are recorded at the time of origination or purchase at fair value and are subsequently reported at amortized cost, net of any allowance for credit losses.

For all finance receivables, Ford Credit defines "past due" as any payment, including principal and interest, that is at least 31 days past the contractual due date.

Finance Receivables Classification

Finance receivables are accounted for as held for investment ("HFI") if Ford Credit has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. The determination of intent and ability to hold for the foreseeable future is highly judgmental and requires Ford Credit to make good faith estimates based on all information available at the time of origination or purchase. If Ford Credit does not have the intent and ability to hold the receivables, then the receivables are classified as HFS.

Each quarter, Ford Credit makes a determination of whether it is probable that finance receivables originated or purchased during the quarter will be held for the foreseeable future based on historical receivables sale experience, internal forecasts and budgets, as well as other relevant, reliable information available through the date of evaluation. For purposes of this determination, probable means at least 70% likely and, consistent with the budgeting and forecasting period, the foreseeable future means twelve months. Ford Credit classifies receivables as HFI or HFS on a receivable-by-receivable basis. Specific receivables included in off-balance sheet sale transactions are generally not identified until the month in which the sale occurs.

Held-for-Investment. Finance receivables classified as HFI are recorded at the time of origination or purchase at fair value and are subsequently reported at amortized cost, net of any allowance for credit losses. Cash flows from finance receivables, excluding wholesale and other receivables, that were originally classified as HFI are recorded as an investing activity since GAAP requires the statement of cash flows presentation to be based on the original classification of the receivables. Cash flows from wholesale and other receivables are recorded as an operating activity.

Held-for-Sale. Finance receivables classified as HFS are carried at the lower of cost or fair value. Cash flows resulting from the origination or purchase and sale of HFS receivables are recorded as an operating activity in *Decrease/ (Increase) in finance receivables (wholesale and other)*. Once a decision has been made to sell receivables that were originally classified as HFI, the receivables are reclassified as HFS and carried at the lower of cost or fair value. The valuation adjustment, if applicable, is recorded in *Other income/(loss), net* to recognize the receivables at the lower of cost or fair value.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

Ford Credit finance receivables, net at December 31 were as follows (in millions):

	2023	2024
Consumer		
Retail installment contracts, gross	$ 73,825	$ 79,459
Finance leases, gross	7,793	8,357
Retail financing, gross	81,618	87,816
Unearned interest supplements	(3,344)	(4,598)
Consumer finance receivables	78,274	83,218
Non-Consumer		
Dealer financing	24,683	29,282
Non-Consumer finance receivables	24,683	29,282
Total recorded investment	$ 102,957	$ 112,500
Recorded investment in finance receivables	$ 102,957	$ 112,500
Allowance for credit losses	(882)	(864)
Total finance receivables, net	$ 102,075	$ 111,636
Current portion	$ 46,425	$ 51,850
Non-current portion	55,650	59,786
Total finance receivables, net	$ 102,075	$ 111,636
Net finance receivables subject to fair value (a)	$ 94,728	$ 103,755
Fair value (b)	93,189	103,231

_____

(a)   Net finance receivables subject to fair value exclude finance leases.
(b)   The fair value of finance receivables is categorized within Level 3 of the fair value hierarchy.

Ford Credit's finance leases are comprised of sales-type and direct financing leases. These financings include primarily lease plans for terms of 24 to 60 months. Financing revenue from finance leases for the years ended December 31, 2022, 2023, and 2024, was $303 million, $381 million, and $515 million, respectively, and is included in *Ford Credit revenues* on our consolidated income statements.

The amounts contractually due on Ford Credit's finance leases at December 31 were as follows (in millions):

	2024
2025	$ 1,848
2026	1,658
2027	1,345
2028	868
2029	122
Thereafter	4
Total future cash payments	5,845
Less: Present value discount	478
Finance lease receivables	$ 5,367

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

The reconciliation from finance lease receivables to finance leases, gross and finance leases, net at December 31 is as follows (in millions):

	2023	2024
Finance lease receivables	$ 4,787	$ 5,367
Unguaranteed residual assets	2,910	2,883
Initial direct costs	96	107
Finance leases, gross	7,793	8,357
Unearned interest supplements from Ford and affiliated companies	(408)	(437)
Allowance for credit losses	(38)	(39)
Finance leases, net	$ 7,347	$ 7,881

At December 31, 2023 and 2024, accrued interest was $294 million and $335 million, respectively, which we report in *Other assets* in the current assets section of our consolidated balance sheets.

Included in the recorded investment in finance receivables at December 31, 2023 and 2024 were consumer receivables of $46.0 billion and $47.6 billion, respectively, and non-consumer receivables of $21.3 billion and $24.4 billion, respectively, (including Ford Blue, Ford Model e, and Ford Pro receivables sold to Ford Credit, which we report in *Trade and other receivables*) that have been sold for legal purposes in securitization transactions but continue to be reported in our consolidated financial statements. The receivables are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations or the claims of Ford Credit's other creditors. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions (see Note 23).

Credit Quality

Consumer Portfolio

When originating consumer receivables, Ford Credit uses a proprietary scoring system that measures credit quality using information in the credit application, proposed contract terms, credit bureau data, and other information. After a proprietary risk score is generated, Ford Credit decides whether to purchase a contract using a decision process based on a judgmental evaluation of the applicant, the credit application, the proposed contract terms, credit bureau information (e.g., FICO score), proprietary risk score, and other information. The evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, applicant credit history, and stability as key considerations.

After origination, Ford Credit reviews the credit quality of retail financing based on customer payment activity. As each customer develops a payment history, an internally developed behavioral scoring model is used to assist in determining the best collection strategies, which allows Ford Credit to focus collection activity on higher-risk accounts. These models are used to refine Ford Credit's risk-based staffing model to ensure collection resources are aligned with portfolio risk. Based on data from this scoring model, contracts are categorized by collection risk. Ford Credit's collection models evaluate several factors, including origination characteristics, updated credit bureau data, and payment patterns.

Credit quality ratings for consumer receivables are based on aging. Consumer receivables credit quality ratings are as follows:

- *Pass* – current to 60 days past due;
- *Special Mention* – 61 to 120 days past due and in intensified collection status; and
- *Substandard* – greater than 120 days past due and for which the uncollectible portion of the receivables has already been charged off, as measured using the fair value of collateral less costs to sell.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

The credit quality analysis of consumer receivables at December 31, 2023 was as follows (in millions):

| | Amortized Cost Basis by Origination Year | | | | | | | |
	Prior to 2019	2019	2020	2021	2022	2023	Total	Percent
Consumer								
31 - 60 days past due	$ 40	$ 49	$ 130	$ 125	$ 187	$ 159	$ 690	0.9 %
61 - 120 days past due	9	11	30	37	58	50	195	0.2
Greater than 120 days past due	7	4	7	10	10	5	43	0.1
Total past due	56	64	167	172	255	214	928	1.2
Current	891	2,359	7,385	11,301	20,247	35,163	77,346	98.8
Total	$ 947	$ 2,423	$ 7,552	$ 11,473	$ 20,502	$ 35,377	$ 78,274	100.0 %
Gross charge-offs	$ 47	$ 40	$ 75	$ 85	$ 117	$ 37	$ 401	

The credit quality analysis of consumer receivables at December 31, 2024 was as follows (in millions):

| | Amortized Cost Basis by Origination Year | | | | | | | |
	Prior to 2020	2020	2021	2022	2023	2024	Total	Percent
Consumer								
31 - 60 days past due	$ 43	$ 93	$ 104	$ 187	$ 242	$ 203	$ 872	1.0 %
61 - 120 days past due	8	20	27	46	70	54	225	0.3
Greater than 120 days past due	7	7	8	11	12	5	50	0.1
Total past due	58	120	139	244	324	262	1,147	1.4
Current	788	3,162	5,458	12,275	24,153	36,235	82,071	98.6
Total	$ 846	$ 3,282	$ 5,597	$ 12,519	$ 24,477	$ 36,497	$ 83,218	100.0 %
Gross charge-offs	$ 46	$ 58	$ 71	$ 152	$ 191	$ 50	$ 568	

Non-Consumer Portfolio

Ford Credit extends credit to dealers primarily in the form of lines of credit to purchase new Ford and Lincoln vehicles as well as used vehicles. Payment is typically required when the dealer has sold the vehicle. Each non-consumer lending request is evaluated by considering the borrower's financial condition and the underlying collateral securing the loan. Ford Credit uses a proprietary model to assign each dealer a risk rating. This model uses historical dealer performance data to identify key factors about a dealer that are considered most significant in predicting a dealer's ability to meet its financial obligations. Ford Credit also considers numerous other financial and qualitative factors of the dealer's operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with Ford Credit and other creditors.

Dealers are assigned to one of four groups according to risk ratings as follows:

* *Group I* – strong to superior financial metrics;
* *Group II* – fair to favorable financial metrics;
* *Group III* – marginal to weak financial metrics; and
* *Group IV* – poor financial metrics, including dealers classified as uncollectible.

Ford Credit generally suspends credit lines and extends no further funding to dealers classified in Group IV.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

Ford Credit regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model. In addition, Ford Credit regularly audits dealer inventory and dealer sales records to verify that the dealer is in possession of the financed vehicles and is promptly paying each receivable following the sale of the financed vehicle. The frequency of on-site vehicle inventory audits depends primarily on the dealer's risk rating. Under Ford Credit's policies, on-site vehicle inventory audits of low-risk dealers are conducted only as circumstances warrant. On-site vehicle inventory audits of higher-risk dealers are conducted with increased frequency based primarily on the dealer's risk rating, but also considering the results of electronic monitoring of the dealer's performance, including daily payment verifications and monthly analyses of the dealer's financial statements, payoffs, aged inventory, over credit line, and delinquency reports. Ford Credit typically performs a credit review of each dealer annually and more frequently reviews certain dealers based on the dealer's risk rating and total exposure. Ford Credit adjusts the dealer's risk rating, if necessary. The credit quality of dealer financing receivables is evaluated based on Ford Credit's internal dealer risk rating analysis. A dealer has the same risk rating for its entire dealer financing regardless of the type of financing.

The credit quality analysis of dealer financing receivables at December 31, 2023 was as follows (in millions):

| | Amortized Cost Basis by Origination Year | | | | | | | | | |
| | Dealer Loans | | | | | | | Wholesale Loans | Total | Percent |
	Prior to 2019	2019	2020	2021	2022	2023	Total			
Group I	$ 383	$ 30	$ 58	$ 156	$ 61	$ 331	$ 1,019	$ 20,419	$ 21,438	86.9 %
Group II	16	—	1	3	2	44	66	2,834	2,900	11.7
Group III	—	—	—	—	1	8	9	292	301	1.2
Group IV	—	1	—	—	—	2	3	41	44	0.2
Total (a)	$ 399	$ 31	$ 59	$ 159	$ 64	$ 385	$ 1,097	$ 23,586	$ 24,683	100.0 %
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 1	$ 1	$ 3	$ 4	

_____
(a) Total past due dealer financing receivables at December 31, 2023 were $33 million.

The credit quality analysis of dealer financing receivables at December 31, 2024 was as follows (in millions):

| | Amortized Cost Basis by Origination Year | | | | | | | | | |
| | Dealer Loans | | | | | | | Wholesale Loans | Total | Percent |
	Prior to 2020	2020	2021	2022	2023	2024	Total			
Group I	$ 270	$ 63	$ 97	$ 47	$ 217	$ 245	$ 939	$ 25,257	$ 26,196	89.4 %
Group II	13	—	3	1	28	31	76	2,494	2,570	8.8
Group III	—	—	2	—	1	4	7	462	469	1.6
Group IV	—	—	—	—	—	1	1	46	47	0.2
Total (a)	$ 283	$ 63	$ 102	$ 48	$ 246	$ 281	$ 1,023	$ 28,259	$ 29,282	100.0 %
Gross charge-offs	$ 1	$ —	$ —	$ —	$ —	$ —	$ 1	$ 6	$ 7	

_____
(a) Total past due dealer financing receivables at December 31, 2024 were $8 million.

Non-Accrual of Revenue. The accrual of financing revenue is discontinued at the time a receivable is determined to be uncollectible or when it is 90 days past due. Accounts may be restored to accrual status only when a customer settles all past-due deficiency balances and future payments are reasonably assured. For receivables in non-accrual status, subsequent financing revenue is recognized only to the extent a payment is received. Payments are generally applied first to outstanding interest and then to the unpaid principal balance.

Loan Modifications. Consumer and non-consumer receivables that have a modified interest rate and/or a term extension (including receivables that were modified in reorganization proceedings pursuant to the U.S. Bankruptcy Code) are typically considered to be loan modifications. Ford Credit does not grant modifications to the principal balance of the receivables. If a receivable is modified in a reorganization proceeding, all payment requirements of the reorganization plan need to be met before remaining balances are forgiven.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

The use of interest rate modifications and term extensions helps Ford Credit mitigate financial loss. Term extensions may assist in cases where Ford Credit believes the customer will recover from short-term financial difficulty and resume regularly scheduled payments. The effect of most loan modifications made to borrowers experiencing financial difficulty is included in the historical trends used to measure the allowance for credit losses. A loan modification that improves the delinquency status of a borrower reduces the probability of default, which results in a lower allowance for credit losses. At December 31, 2024, an insignificant portion of Ford Credit's total finance receivables portfolio had been granted a loan modification, and these modifications are generally treated as a continuation of the existing loan.

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in finance receivables as of the balance sheet date. The adequacy of the allowance for credit losses is assessed quarterly.

Adjustments to the allowance for credit losses are made by recording charges to *Ford Credit interest, operating, and other expenses* on our consolidated income statements. The uncollectible portion of a finance receivable is charged to the allowance for credit losses at the earlier of when an account is deemed to be uncollectible or when an account is 120 days delinquent, taking into consideration the financial condition of the customer or borrower, the value of the collateral, recourse to guarantors, and other factors.

Charge-offs on finance receivables include uncollected amounts related to principal, interest, late fees, and other allowable charges. Recoveries on finance receivables previously charged off as uncollectible are credited to the allowance for credit losses. In the event Ford Credit repossesses the collateral, the receivable is charged off and the collateral is recorded at its estimated fair value less costs to sell and reported in *Other assets* on our consolidated balance sheets.

Consumer Portfolio

For consumer receivables that share similar risk characteristics such as product type, initial credit risk, term, vintage, geography, and other relevant factors, Ford Credit estimates the lifetime expected credit loss allowance based on a collective assessment using measurement models and management judgment. The lifetime expected credit losses for the receivables is determined by applying probability of default and loss given default assumptions to monthly expected exposures, then discounting these cash flows to present value using the receivable's original effective interest rate or the current effective interest rate for a variable rate receivable. Probability of default models are developed from internal risk scoring models taking into account the expected probability of payment and time to default, adjusted for macroeconomic outlook and recent performance. The models consider factors such as risk evaluation at the time of origination, historical trends in credit losses, and the composition and recent performance of the present portfolio (including vehicle brand, term, risk evaluation, and new/used vehicles). The loss given default is the percentage of the expected balance due at default that is not recoverable, taking into account the expected collateral value and trends in recoveries (including key metrics such as delinquencies, repossessions, and bankruptcies). Monthly exposures are equal to the receivables' expected outstanding principal and interest balance.

The allowance for credit losses incorporates forward-looking macroeconomic conditions for baseline, upturn, and downturn scenarios. Three separate credit loss allowances are calculated from these scenarios. They are then probability-weighted to determine the quantitative estimate of the credit loss allowance recognized in the financial statements. Ford Credit uses forecasts from a third party that revert to a long-term historical average after a reasonable and supportable forecasting period, which is specific to the particular macroeconomic variable and which varies by market. Ford Credit updates the forward-looking macroeconomic forecasts quarterly.

If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

On an ongoing basis, Ford Credit reviews its models, including macroeconomic factors, the selection of macroeconomic scenarios, and their weighting, to ensure they reflect the risk of the portfolio.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

Non-Consumer Portfolio

Dealer financing is evaluated on an individual dealer basis by segmenting dealers by risk characteristics (such as the amount of the loans, the nature of the collateral, and the financial status of the dealer) to determine if an individual dealer requires a specific allowance for credit loss. If required, the allowance is based on the present value of the expected future cash flows of the dealer's receivables discounted at the loans' original effective interest rate or the fair value of the collateral adjusted for estimated costs to sell.

For the remaining dealer financing, Ford Credit estimates an allowance for credit losses on a collective basis.

Wholesale Loans. Ford Credit estimates the allowance for credit losses for wholesale loans based on historical loss-to-receivable ("LTR") ratios, expected future cash flows, and the fair value of collateral. The LTR model is based on the most recent years of history. An LTR ratio is calculated by dividing credit losses (i.e., charge-offs net of recoveries) by average net finance receivables, excluding allowance for credit losses. The average LTR ratio is multiplied by the end-of-period balances, representing the lifetime expected credit loss reserve.

Dealer Loans. Ford Credit uses a weighted-average remaining maturity method to estimate the lifetime expected credit loss reserve for dealer loans. The loss model is based on industrywide commercial real estate credit losses, adjusted to factor in the historical credit losses for the dealer loans portfolio. The expected credit loss is calculated under different macroeconomic scenarios that are weighted to provide the total lifetime expected credit loss.

After establishing the collective and specific allowance for credit losses, if management believes the allowance does not reflect all losses inherent in the portfolio due to changes in recent economic trends and conditions, or other relevant forward-looking economic factors, an adjustment is made based on management judgment.

NOTE 10. FORD CREDIT FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES *(Continued)*

An analysis of the allowance for credit losses related to finance receivables for the years ended December 31 was as follows (in millions):

| | 2023 | | |
	Consumer	Non-Consumer	Total
Allowance for credit losses			
Beginning balance	$ 838	$ 7	$ 845
Charge-offs	(401)	(4)	(405)
Recoveries	151	2	153
Provision for credit losses	280	(2)	278
Other (a)	11	—	11
Ending balance	$ 879	$ 3	$ 882

| | 2024 | | |
	Consumer	Non-Consumer	Total
Allowance for credit losses			
Beginning balance	$ 879	$ 3	$ 882
Charge-offs	(568)	(7)	(575)
Recoveries	160	3	163
Provision for credit losses	412	5	417
Other (a)	(23)	—	(23)
Ending balance	$ 860	$ 4	$ 864

_____
(a)   Primarily represents amounts related to foreign currency translation adjustments.

For the year ended December 31, 2024, the allowance for credit losses decreased $18 million, reflecting improvement in the macroeconomic outlook, offset partially by an increase in Ford Credit consumer receivables.

NOTE 11. INVENTORIES

All inventories are stated at the lower of cost or net realizable value. Cost of our inventories is determined by costing methods that approximate a first-in, first-out ("FIFO") basis. Inventories at December 31 were as follows (in millions):

	2023	2024
Raw materials, work-in-process, and supplies	$ 6,196	$ 5,394
Finished products	9,455	9,557
Total inventories	$ 15,651	$ 14,951

NOTE 12. NET INVESTMENT IN OPERATING LEASES

Net investment in operating leases consists primarily of lease contracts for vehicles with individuals, daily rental companies, government entities, and fleet customers. Assets subject to operating leases are depreciated using the straight-line method over the term of the lease to reduce the asset to its estimated residual value at the end of the scheduled lease term. Estimated residual values are based on assumptions for used vehicle prices at lease termination and the number of vehicles that are expected to be returned. Adjustments to depreciation expense reflecting revised estimates of expected residual values at the end of the lease terms are recorded prospectively on a straight-line basis.

The net investment in operating leases at December 31 was as follows (in millions):

	2023	2024
Company excluding Ford Credit		
Vehicles, net of depreciation	$ 1,052	$ 1,258
Ford Credit Segment		
Vehicles, at cost (a)	24,182	25,424
Accumulated depreciation	(3,850)	(3,735)
Total Ford Credit Segment	20,332	21,689
Total	$ 21,384	$ 22,947

_____

(a) Includes Ford Credit's operating lease assets of $11.2 billion and $13.3 billion at December 31, 2023 and 2024, respectively, that have been included in securitization transactions. These net investments in operating leases are available only for payment of the debt or other obligations issued or arising in the securitization transactions; they are not available to pay other obligations or the claims of other creditors.

Ford Credit Segment

Included in *Ford Credit interest, operating, and other expense* is operating lease depreciation expense, which includes gains and losses on disposal of assets along with fees assessed to a customer at lease termination such as excess wear and use and excess mileage that are considered variable lease payments. Operating lease depreciation expense for the years ended December 31 was as follows (in millions):

	2022	2023	2024
Operating lease depreciation expense	$ 2,240	$ 2,309	$ 2,482

The amounts contractually due on operating leases at December 31, 2024 were as follows (in millions):

	2025	2026	2027	2028	2029	Total
Operating lease payments	$ 3,774	$ 2,594	$ 1,181	$ 243	$ 14	$ 7,806

NOTE 13. NET PROPERTY

Net property is reported at cost, net of accumulated depreciation, which includes impairments. We capitalize new assets when we expect to use the asset for more than one year. Routine maintenance and repair costs are expensed when incurred.

Property and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Useful lives range from 3 years to 40 years. The estimated useful lives generally are 14.5 years for machinery and equipment, 8 years for software, 30 years for land improvements, and 40 years for buildings. Tooling generally is amortized over the expected life of a product program using a straight-line method.

Net property at December 31 was as follows (in millions):

	2023	2024
Land	$ 367	$ 360
Buildings and land improvements	12,636	13,912
Machinery, equipment, and other	41,202	40,765
Software	5,423	5,694
Construction in progress	5,308	6,240
Total land, plant and equipment, and other	64,936	66,971
Accumulated depreciation	(33,679)	(33,525)
Net land, plant and equipment, and other	31,257	33,446
Tooling, net of amortization	9,564	8,482
Total	$ 40,821	$ 41,928

Property-related expenses, excluding net investment in operating leases, for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Depreciation and other amortization	$ 2,878	$ 3,041	$ 3,067
Tooling amortization	2,556	2,340	2,018
Total (a)	$ 5,434	$ 5,381	$ 5,085
Maintenance and rearrangement	$ 2,083	$ 1,909	$ 1,919

_____
(a) Includes impairment of held-for-sale long-lived assets. See Note 21 for additional information.

NOTE 14. EQUITY IN NET ASSETS OF AFFILIATED COMPANIES

We use the equity method of accounting for our investments in entities over which we do not have control, but over whose operating and financial policies we are able to exercise significant influence.

Our carrying value and ownership percentages of our equity method investments at December 31 were as follows (in millions, except percentages):

	Investment Balance		Ownership Percentage
	2023	2024	2024
BlueOval SK, LLC	$ 3,254	$ 4,154	50 %
Ford Otomotiv Sanayi Anonim Sirketi	807	1,028	41
Jiangling Motors Corporation, Limited (a)	495	521	32
Changan Ford Automobile Corporation, Limited (b)	225	356	50
AutoAlliance (Thailand) Co., Ltd.	344	339	50
Ionity Holding GmbH & Co. KG	96	114	15
FFS Finance South Africa (Pty) Limited	65	76	50
Other	262	233	Various
Total	$ 5,548	$ 6,821	

_____

(a) In 2023, Jiangling Motors Corporation, Limited recorded restructuring charges, our share of which was $12 million. These charges are included in *Equity in net income/(loss) of affiliated companies*.

(b) In 2023 and 2024, Changan Ford Automobile Corporation, Limited recorded long-lived asset and other asset impairment charges as well as restructuring charges, our share of which was $432 million and $16 million, respectively. These charges are included in *Equity in net income/(loss) of affiliated companies*.

We recorded $452 million, $381 million, and $418 million of dividends from these affiliated companies for the years ended December 31, 2022, 2023, and 2024, respectively.

An aggregate summary of the balance sheets and income statements of our equity method investees, on a standalone basis, as reported by those investees at December 31 is below (in millions). Our investment in each equity method investee is reported in *Equity in net assets of affiliated companies*, and our proportionate share of each of the entities' income/(loss) is reported in *Equity in net income/(loss) of affiliated companies*.

Summarized Balance Sheet	2023	2024
Current assets	$ 11,223	$ 11,965
Non-current assets	16,907	22,603
Total assets	$ 28,130	$ 34,568
Current liabilities	$ 11,232	$ 10,653
Non-current liabilities	6,572	11,635
Total liabilities	$ 17,804	$ 22,288
Equity attributable to noncontrolling interests	$ 61	$ 113

	For the years ended December 31,		
Summarized Income Statement	2022	2023	2024
Total revenue	$ 27,153	$ 31,052	$ 34,025
Income/(Loss) before income taxes (a)	(1,806)	991	1,315
Net income/(loss) (a)	(1,769)	1,207	1,582
Net income/(loss) attributable to noncontrolling interests	(8)	(63)	(37)

_____

(a) The 2022 results reflect Argo AI's impairment, partially offset by the net income/(loss) of our other equity method investees.

NOTE 14. EQUITY IN NET ASSETS OF AFFILIATED COMPANIES *(Continued)*

In the ordinary course of business, we buy/sell various products and services including vehicles, parts, and components to/from our equity method investees. In addition, we receive royalty income.

Transactions with equity method investees reported for the years ended or at December 31 were as follows (in millions):

Income Statement	For the years ended December 31,					
	2022		**2023**		**2024**	
Sales	$	4,369	$	5,237	$	6,049
Purchases		9,670		13,457		16,629
Royalty income		483		329		363

Balance Sheet	**2023**		**2024**	
Receivables	$	1,070	$	1,149
Payables		1,766		1,758

Argo AI

In the third quarter of 2022, Ford made the strategic decision to shift our capital spending from L4 technology being developed by Argo AI to advanced L2/L3 systems. We determined that Argo AI no longer had value as a going concern, and as a result, we reassessed the carrying value of our investment as of September 30, 2022. Our valuation assumed an orderly conclusion of operations at Argo AI, in which the cash required to satisfy the remaining obligations would consume all of Argo AI's remaining capital. In addition, we assessed whether Argo AI's technology components had value in isolation, and we concluded that the cost to integrate into anticipated technology ecosystems would be prohibitive. Accordingly, we recorded a $2.7 billion pre-tax impairment in the third quarter of 2022. The non-cash charge was reported in *Equity in net income/(loss) of affiliated companies*.

In the fourth quarter of 2022, Ford and Volkswagen AG, who held equal interests that together comprised a majority ownership of Argo AI, initiated the process of exiting the joint development of highly automated driving technology (L4) through Argo AI. Argo AI concluded winding down its operations and was dissolved in 2024.

NOTE 15. OTHER LIABILITIES AND DEFERRED REVENUE

Other liabilities and deferred revenue at December 31 were as follows (in millions):

	2023	2024
Current		
Dealer and dealers' customer allowances and claims	$ 12,910	$ 14,140
Deferred revenue	2,515	3,331
Employee benefit plans	2,282	2,457
Accrued interest	1,224	1,346
Operating lease liabilities	481	558
OPEB	331	335
Pension	205	215
Other (a)	5,922	5,400
Total current other liabilities and deferred revenue	$ 25,870	$ 27,782
Non-current		
Dealer and dealers' customer allowances and claims	$ 7,506	$ 9,836
Deferred revenue	5,051	4,910
Pension	6,383	4,470
OPEB	4,365	4,080
Operating lease liabilities	1,395	1,782
Employee benefit plans	837	806
Other (a)	2,877	2,948
Total non-current other liabilities and deferred revenue	$ 28,414	$ 28,832

_____

(a) Includes current derivative liabilities of $1.0 billion at both December 31, 2023 and 2024. Includes non-current derivative liabilities of $1.3 billion and $0.9 billion at December 31, 2023 and 2024, respectively (see Note 19).

NOTE 16. RETIREMENT BENEFITS

Defined benefit pension and OPEB plan obligations are remeasured at least annually as of December 31 based on the present value of projected future benefit payments for all participants for services rendered to date. The measurement of projected future benefits is dependent on the provisions of each specific plan, demographics of the group covered by the plan, and other key measurement assumptions. For plans that provide benefits dependent on salary assumptions, we include a projection of salary growth in our measurements. No assumption is made regarding any potential future changes to benefit provisions beyond those to which we are presently committed (e.g., in existing labor contracts).

Net periodic benefit costs, including service cost, interest cost, and expected return on assets, are determined using assumptions regarding the benefit obligation and the fair value of plan assets (where applicable) as of the beginning of each year. We have elected to use a fair value of plan assets to calculate the expected return on assets in net periodic benefit cost. The funded status of the benefit plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. The benefit obligation and related funded status are determined using assumptions as of the end of each year. Actuarial gains and losses resulting from plan remeasurement are recognized in net periodic benefit cost in the period of the remeasurement. The impact of a retroactive plan amendment is recorded in *Accumulated other comprehensive income/(loss)* and is amortized as a component of net periodic cost, generally over the remaining service period of the active employees. The service cost component is included in *Cost of sales* and *Selling, administrative, and other expenses*. Other components of net periodic benefit cost/(income) are included in *Other income/(loss), net* on our consolidated income statements.

A curtailment results from an event that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. A curtailment gain is recorded when the employees who are entitled to a benefit terminate their employment or when a plan suspension or amendment that results in a curtailment gain is adopted. A curtailment loss is recorded when it becomes probable a curtailment loss will occur. We recognize settlement expense when the costs associated with all settlements during the year exceed the interest component of net periodic cost for the affected plan. Expense from curtailments and settlements is recorded in *Other income/(loss), net*.

Defined Benefit Pension Plans. We have defined benefit pension plans covering hourly and salaried employees in the United States, Canada, the United Kingdom, Germany, and other locations. The largest portion of our worldwide obligation is associated with our U.S. plans. Virtually all of our worldwide defined benefit plans are closed to new participants.

In general, our defined benefit pension plans are funded (i.e., have restricted assets from which benefits are paid). Our unfunded defined benefit pension plans are treated on a "pay as you go" basis with benefit payments from general Company cash. These unfunded plans primarily include certain plans in Germany and the U.S. defined benefit plans for senior management.

OPEB. We have defined benefit OPEB plans, primarily certain health care and life insurance benefits, covering hourly and salaried employees in the United States, Canada, and other locations. The largest portion of our worldwide obligation is associated with our U.S. plans. Our OPEB plans are unfunded and the benefits are paid from general Company cash.

Defined Contribution and Savings Plans. We also have defined contribution and savings plans for hourly and salaried employees in the United States and other locations. Company contributions to these plans, if any, are made from general Company cash and are expensed as incurred. The expense for our worldwide defined contribution and savings plans was $478 million, $546 million, and $699 million for the years ended December 31, 2022, 2023, and 2024, respectively. This includes the expense for Company-matching contributions to our primary employee savings plan in the United States of $152 million, $155 million, and $177 million for the years ended December 31, 2022, 2023, and 2024, respectively.

NOTE 16. RETIREMENT BENEFITS *(Continued)*

Defined Benefit Plans – Expense and Status

The assumptions used to determine benefit obligation and net periodic benefit cost/(income) were as follows:

	2023			2024		
	Pension Benefits		OPEB	Pension Benefits		OPEB
	U.S. Plans	Non-U.S. Plans	Worldwide	U.S. Plans	Non-U.S. Plans	Worldwide
Weighted Average Assumptions at December 31						
Discount rate	5.17 %	3.98 %	5.10 %	5.65 %	4.51 %	5.46 %
Average rate of increase in compensation	4.05	3.54	3.98	3.80	3.52	3.80
Weighted Average Assumptions Used to Determine Net Benefit Cost for the Year Ended December 31						
Discount rate - Service cost	5.60 %	4.29 %	5.65 %	5.25 %	3.92 %	5.28 %
Effective interest rate on benefit obligation	5.39	4.45	5.36	5.02	4.01	5.02
Expected long-term rate of return on assets	6.25	4.13	—	5.93	4.53	—
Average rate of increase in compensation	3.70	3.42	3.65	4.05	3.54	3.98

The pre-tax net periodic benefit cost/(income) for our defined benefit pension and OPEB plans for the years ended December 31 was as follows (in millions):

	2022			2023			2024		
	Pension Benefits		OPEB	Pension Benefits		OPEB	Pension Benefits		OPEB
	U.S. Plans	Non-U.S. Plans	Worldwide	U.S. Plans	Non-U.S. Plans	Worldwide	U.S. Plans	Non-U.S. Plans	Worldwide
Service cost	$ 500	$ 416	$ 42	$ 292	$ 245	$ 21	$ 288	$ 248	$ 24
Interest cost	1,054	504	146	1,641	965	231	1,581	938	226
Expected return on assets	(2,569)	(1,006)	—	(1,897)	(890)	—	(1,817)	(1,019)	—
Amortization of prior service costs/ (credits)	2	22	(3)	—	22	3	92	25	10
Net remeasurement (gain)/loss	1,720	(436)	(1,314)	841	932	286	444	(1,019)	(112)
Separation costs/other	46	63	—	20	261	1	22	111	—
Settlements and curtailments	438	(2)	(1)	69	9	—	129	(22)	—
Net periodic benefit cost/(income)	$ 1,191	$ (439)	$ (1,130)	$ 966	$ 1,544	$ 542	$ 739	$ (738)	$ 148

In 2022, we recognized an expense of $544 million related to separation programs, settlements, and curtailments, which included $438 million of settlement losses related to a U.S. pension plan and separation and curtailment expenses of $57 million for non-U.S. pension plans related to ongoing restructuring programs.

In 2023, we recognized an expense of $360 million related to separation programs, settlements, and curtailments, which included $71 million of settlement losses related to a U.S. pension plans and separation and curtailment expenses of $268 million for non-U.S. pension plans related to ongoing restructuring programs.

In 2024, we recognized an expense of $240 million related to separation programs, settlements, and curtailments, which included $129 million of settlement and curtailment losses related to U.S. pension plans and separation and curtailment expenses of $89 million for non-U.S. pension plans related to ongoing restructuring programs.

NOTE 16. RETIREMENT BENEFITS *(Continued)*

The year-end status of these plans was as follows (in millions):

	2023			2024		
	Pension Benefits		OPEB	Pension Benefits		OPEB
	U.S. Plans	Non-U.S. Plans	Worldwide	U.S. Plans	Non-U.S. Plans	Worldwide
Change in Benefit Obligation						
Benefit obligation at January 1	$ 32,867	$ 21,605	$ 4,459	$ 32,676	$ 24,004	$ 4,696
Service cost	292	245	21	288	248	24
Interest cost	1,641	965	231	1,581	938	226
Amendments (a)	581	46	32	—	—	—
Separation costs/other	(18)	255	—	(19)	103	—
Curtailments	—	6	—	87	(22)	—
Settlements (b)	(1,479)	(21)	—	(8)	(6)	—
Plan participant contributions	16	11	—	15	9	—
Benefits paid	(2,417)	(1,257)	(359)	(2,706)	(1,416)	(324)
Foreign exchange translation	—	960	26	—	(989)	(95)
Actuarial (gain)/loss	1,193	1,189	286	(1,359)	(1,624)	(112)
Benefit obligation at December 31	32,676	24,004	4,696	30,555	21,245	4,415
Change in Plan Assets						
Fair value of plan assets at January 1	32,922	21,344	—	31,423	22,958	—
Actual return on plan assets	2,180	1,145	—	13	414	—
Company contributions	238	756	—	808	685	—
Plan participant contributions	16	11	—	15	9	—
Benefits paid	(2,417)	(1,257)	—	(2,706)	(1,416)	—
Settlements (b)	(1,479)	(21)	—	(8)	(6)	—
Foreign exchange translation	—	990	—	—	(880)	—
Other	(37)	(10)	—	(43)	(13)	—
Fair value of plan assets at December 31	31,423	22,958	—	29,502	21,751	—
Funded status at December 31	$ (1,253)	$ (1,046)	$ (4,696)	$ (1,053)	$ 506	$ (4,415)
Amounts Recognized on the Balance Sheets						
Prepaid assets	$ 1,229	$ 3,060	$ —	$ 983	$ 3,155	$ —
Other liabilities	(2,482)	(4,106)	(4,696)	(2,036)	(2,649)	(4,415)
Total	$ (1,253)	$ (1,046)	$ (4,696)	$ (1,053)	$ 506	$ (4,415)
Amounts Recognized in Accumulated Other Comprehensive Loss (pre-tax)						
Unamortized prior service costs/(credits)	$ 581	$ 161	$ 55	$ 449	$ 132	$ 42
Pension Plans in which Accumulated Benefit Obligation Exceeds Plan Assets at December 31						
Accumulated benefit obligation	$ 14,045	$ 9,135		$ 1,641	$ 2,793	
Fair value of plan assets	12,154	5,587		85	500	
Accumulated Benefit Obligation at December 31	$ 32,086	$ 22,661		$ 30,070	$ 20,209	
Pension Plans in which Projected Benefit Obligation Exceeds Plan Assets at December 31						
Projected benefit obligation	$ 14,636	$ 9,991		$ 13,696	$ 8,813	
Fair value of plan assets	12,154	5,885		11,660	6,164	
Projected Benefit Obligation at December 31	$ 32,676	$ 24,004		$ 30,555	$ 21,245	

_____
(a) Reflects benefit enhancements included in the collective bargaining agreements with the UAW and Unifor ratified in 2023.
(b) For U.S. plans, 2023 primarily reflects salaried lump sum retirement payments.

NOTE 16. RETIREMENT BENEFITS *(Continued)*

The actuarial (gain)/loss for our pension benefit obligations in 2023 and 2024 was primarily related to changes in discount rates.

Pension Plan Contributions

Our policy for funded pension plans is to contribute annually, at a minimum, amounts required by applicable laws and regulations. We may make contributions beyond those legally required.

In 2024, we contributed $1,073 million to our global funded pension plans and made $420 million of benefit payments to participants in unfunded plans. During 2025, we expect to contribute about $800 million of cash to our global funded pension plans. We also expect to make about $450 million of benefit payments to participants in unfunded plans. Based on current assumptions and regulations, we do not expect to have a legal requirement to fund our major U.S. pension plans in 2025.

Expected Future Benefit Payments

The expected future benefit payments at December 31, 2024 were as follows (in millions):

| | Benefit Payments | | |
| | Pension | | OPEB |
	U.S. Plans	Non-U.S. Plans	Worldwide
2025	$ 2,685	$ 1,365	$ 345
2026	2,650	1,275	340
2027	2,605	1,290	335
2028	2,575	1,295	335
2029	2,575	1,310	330
2030-2034	12,180	6,575	1,590

Pension Plan Asset Information

Investment Objectives and Strategies. Our investment objectives for the U.S. plans are to minimize the volatility of the value of our U.S. pension assets relative to U.S. pension obligations and to ensure assets are sufficient to pay plan benefits. Our largest non-U.S. plans (e.g., the United Kingdom and Canada) have similar investment objectives to the U.S. plans.

Investment strategies and policies for the U.S. plans and the largest non-U.S. plans reflect a balance of risk-reducing and return-seeking considerations. The objective of minimizing the volatility of assets relative to obligations is addressed primarily through asset-liability matching, asset diversification, and hedging. The fixed income asset allocation matches the bond-like and long-dated nature of the pension obligations. Assets are broadly diversified within asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to the obligations. Strategies to address the goal of ensuring sufficient assets to pay benefits include target allocations to a broad array of asset classes, and strategies within asset classes that provide adequate returns, diversification, and liquidity.

NOTE 16. RETIREMENT BENEFITS *(Continued)*

Derivatives are permitted for fixed income investment and public equity managers to use as efficient substitutes for traditional securities and to manage exposure to interest rate and foreign exchange risks. Interest rate and foreign currency derivative instruments are used for the purpose of hedging changes in the fair value of assets that result from interest rate changes and currency fluctuations. Interest rate derivatives are also used to adjust portfolio duration. Derivatives may not be used to leverage or to alter the economic exposure to an asset class outside the scope of the mandate an investment manager has been given. Alternative investment managers are permitted to employ leverage (including through the use of derivatives or other tools) that may alter economic exposure.

Alternative investments execute diverse strategies that provide exposure to a broad range of hedge fund strategies, equity investments in private companies, and investments in private property funds.

Significant Concentrations of Risk. Significant concentrations of risk in our plan assets relate to interest rates, growth assets, and operating risks. In order to minimize asset volatility relative to the obligations, the majority of plan assets are allocated to fixed income investments, which are exposed to interest rate risk. Rate increases generally will result in a decline in the value of fixed income assets, while reducing the present value of the obligations. Conversely, rate decreases generally will increase the value of fixed income assets, offsetting the related increase in the obligations.

In order to ensure assets are sufficient to pay benefits, a portion of plan assets is allocated to growth assets (primarily hedge funds, real estate, private equity, and public equity) that are expected over time to earn higher returns with more volatility than fixed income investments, which more closely match pension obligations. Within growth assets, risk is mitigated by constructing a portfolio that is broadly diversified by asset class, investment strategy, manager, style, and process.

Operating risks include the risks of inadequate diversification and weak controls. To mitigate these risks, investments are diversified across and within asset classes in support of investment objectives. Policies and practices to address operating risks include ongoing manager oversight (e.g., style adherence, team strength, firm health, and internal risk controls), plan and asset class investment guidelines and instructions that are communicated to managers, and periodic compliance reviews to ensure adherence.

At year-end 2024, Ford securities comprised less than 1% of our plan assets.

Expected Long-Term Rate of Return on Assets. The long-term return assumption at year-end 2024, which will be used to determine the 2025 expected return on assets, is 6.37% for the U.S. plans, 5.29% for the U.K. plans, and 5.00% for the Canadian plans, and averages 5.23% for all non-U.S. plans. A generally consistent approach is used worldwide to develop this assumption. This approach considers inputs from advisors for long-term capital market returns adjusted for specific aspects of our investment strategy by plan. Historical returns also are considered where appropriate. The assumption is based on consideration of all inputs, with a focus on long-term trends to avoid short-term market influences.

NOTE 16. RETIREMENT BENEFITS *(Continued)*

The fair value of our defined benefit pension plan assets (including dividends and interest receivables of $239 million and $58 million for U.S. and non-U.S. plans, respectively) by asset category at December 31 was as follows (in millions):

	2023									
	U.S. Plans					**Non-U.S. Plans**				
	Level 1	**Level 2**	**Level 3**	**Assets measured at NAV (a)**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Assets measured at NAV (a)**	**Total**
Asset Category										
Equity										
U.S. companies	$ 855	$ 1	$ 2	$ —	$ 858	$ 1,968	$ 37	$ —	$ —	$ 2,005
International companies	493	29	6	—	528	1,293	20	—	—	1,313
Total equity	1,348	30	8	—	1,386	3,261	57	—	—	3,318
Fixed Income										
U.S. government and agencies	7,236	1,493	—	—	8,729	38	28	—	—	66
Non-U.S. government	2	482	2	—	486	—	12,843	184	—	13,027
Corporate bonds	—	16,470	11	—	16,481	—	1,890	66	—	1,956
Mortgage/other asset-backed	—	444	—	—	444	—	289	11	—	300
Commingled funds	—	65	—	—	65	23	191	—	—	214
Derivative financial instruments, net	(3)	161	—	—	158	—	36	36	—	72
Total fixed income	7,235	19,115	13	—	26,363	61	15,277	297	—	15,635
Alternatives										
Hedge funds	—	—	—	3,603	3,603	—	—	—	906	906
Private equity	—	—	—	1,093	1,093	—	—	—	477	477
Real estate	—	—	—	1,406	1,406	—	—	—	381	381
Total alternatives	—	—	—	6,102	6,102	—	—	—	1,764	1,764
Cash, cash equivalents, and repurchase agreements (b)	(1,779)	—	—	—	(1,779)	(1,364)	—	—	—	(1,364)
Other (c)	(649)	—	—	—	(649)	(236)	—	3,841	—	3,605
Total assets at fair value	$ 6,155	$ 19,145	$ 21	$ 6,102	$ 31,423	$ 1,722	$ 15,334	$ 4,138	$ 1,764	$ 22,958

_____

(a) Certain assets that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(b) Primarily short-term investment funds to provide liquidity to plan investment managers and cash held to pay benefits, offset by repurchase agreements valued at $(2.7) billion in U.S. plans and $(1.8) billion in non-U.S. plans.

(c) For U.S. plans, amounts related to net pending security (purchases)/sales and net pending foreign currency purchases/(sales). For non-U.S plans, $3.0 billion of insurance contracts, primarily the Ford-Werke plan, and amounts related to net pending security (purchases)/sales and net pending foreign currency purchases/(sales).

NOTE 16. RETIREMENT BENEFITS *(Continued)*

The fair value of our defined benefit pension plan assets (including dividends and interest receivables of $236 million and $65 million for U.S. and non-U.S. plans, respectively) by asset category at December 31 was as follows (in millions):

	2024									
	U.S. Plans					**Non-U.S. Plans**				
	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Asset Category										
Equity										
U.S. companies	$ 1,035	$ 2	$ 2	$ —	$ 1,039	$ 1,719	$ 25	$ —	$ —	$ 1,744
International companies	490	38	6	—	534	1,080	47	1	—	1,128
Total equity	1,525	40	8	—	1,573	2,799	72	1	—	2,872
Fixed Income										
U.S. government and agencies	7,106	1,079	—	—	8,185	4	26	—	—	30
Non-U.S. government	1	607	—	—	608	1,360	10,698	6	—	12,064
Corporate bonds	—	15,079	21	—	15,100	—	1,667	56	—	1,723
Mortgage/other asset-backed	—	433	—	—	433	—	291	13	—	304
Commingled funds	—	—	—	—	—	30	186	—	—	216
Derivative financial instruments, net	(6)	(57)	—	—	(63)	(1)	(20)	51	—	30
Total fixed income	7,101	17,141	21	—	24,263	1,393	12,848	126	—	14,367
Alternatives										
Hedge funds	—	—	—	3,732	3,732	—	—	—	779	779
Private equity	—	—	—	845	845	—	—	—	370	370
Real estate	—	—	—	1,298	1,298	—	—	—	370	370
Total alternatives	—	—	—	5,875	5,875	—	—	—	1,519	1,519
Cash, cash equivalents, and repurchase agreements (b)	(1,656)	—	—	—	(1,656)	(197)	—	—	—	(197)
Other (c)	(553)	—	—	—	(553)	(248)	—	3,438	—	3,190
Total assets at fair value	$ 6,417	$ 17,181	$ 29	$ 5,875	$ 29,502	$ 3,747	$ 12,920	$ 3,565	$ 1,519	$ 21,751

_____

(a) Certain assets that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(b) Primarily short-term investment funds to provide liquidity to plan investment managers and cash held to pay benefits, offset by repurchase agreements valued at $(2.6) billion in U.S. plans and $(0.7) billion in non-U.S. plans.

(c) For U.S. plans, amounts related to net pending security (purchases)/sales and net pending foreign currency purchases/(sales). For non-U.S plans, $2.7 billion of insurance contracts, primarily the Ford-Werke plan, and amounts related to net pending security (purchases)/sales and net pending foreign currency purchases/(sales).

NOTE 16. RETIREMENT BENEFITS *(Continued)*

The following table summarizes the changes in Level 3 defined benefit pension plan assets measured at fair value on a recurring basis for the years ended December 31 (in millions):

	2023					
		Return on plan assets				
	Fair Value at January 1	**Attributable to Assets Held at December 31**	**Attributable to Assets Sold**	**Net Purchases/ (Settlements)**	**Transfers Into/(Out of) Level 3**	**Fair Value at December 31**
U.S. Plans	$ 9	$ (6)	$ —	$ 9	$ 9	$ 21
Non-U.S. Plans (a)	3,809	44	(8)	410	(117)	4,138

	2024					
		Return on plan assets				
	Fair Value at January 1	**Attributable to Assets Held at December 31**	**Attributable to Assets Sold**	**Net Purchases/ (Settlements)**	**Transfers Into/(Out of) Level 3**	**Fair Value at December 31**
U.S. Plans	$ 21	$ —	$ 3	$ 4	$ 1	$ 29
Non-U.S. Plans (a)	4,138	(387)	(16)	(2)	(168)	3,565

_____
(a)   Includes insurance contracts, primarily the Ford-Werke plan, valued at $3.0 billion and $2.7 billion at year-end 2023 and 2024, respectively.

NOTE 17. LEASE COMMITMENTS

We lease land, dealership facilities, offices, distribution centers, warehouses, and equipment under agreements with contractual periods ranging from less than one year to 40 years. Many of our leases contain one or more options to extend. In certain dealership lease agreements, we are the tenant and we sublease the site to a dealer. In the event the sublease is terminated, we have the option to terminate the head lease. We include options that we are reasonably certain to exercise in our evaluation of the lease term after considering all relevant economic and financial factors.

Leases that are economically similar to the purchase of an asset are classified as finance leases. The leased ("right-of-use") assets in finance lease arrangements are reported in *Net property* on our consolidated balance sheets. Otherwise, the leases are classified as operating leases and reported in *Other assets* in the non-current assets section of our consolidated balance sheets. We also recognize in *Net property* "build-to-suit" arrangements during the construction period where we are involved in the construction or design of the asset and are considered the accounting owner. We do not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. These lease payments are amortized to expense on a straight-line basis over the lease term. We have also entered into manufacturing contracts where Ford's portion of the output is expected to be significant. As a result, there are embedded leases, and related liabilities, that are reported as part of our financial statements, typically upon commencement of production.

For the majority of our leases, we do not separate the non-lease components (e.g., maintenance and operating services) from the lease components to which they relate. Instead, non-lease components are included in the measurement of the lease liabilities. However, we do separate lease and non-lease components for contracts containing a significant service component (e.g., energy performance contracts). We calculate the initial lease liability as the present value of fixed payments not yet paid and variable payments that are based on a market rate or an index (e.g., CPI), measured at commencement. The majority of our leases are discounted using our incremental borrowing rate because the rate implicit in the lease is not readily determinable. All other variable payments are expensed as incurred.

NOTE 17. LEASE COMMITMENTS *(Continued)*

Lease right-of-use assets and liabilities at December 31 were as follows (in millions):

		2023		2024
Operating leases				
Other assets, non-current	$	1,833	$	2,308
Other liabilities and deferred revenue, current	$	481	$	558
Other liabilities and deferred revenue, non-current		1,395		1,782
Total operating lease liabilities	$	1,876	$	2,340
Finance leases				
Property and equipment, gross	$	897	$	1,150
Accumulated depreciation		(114)		(162)
Property and equipment, net	$	783	$	988
Company excluding Ford Credit debt payable within one year	$	32	$	94
Company excluding Ford Credit long-term debt		606		711
Total finance lease liabilities	$	638	$	805

The amounts contractually due on our lease liabilities as of December 31, 2024 were as follows (in millions):

		Operating Leases (a)		Finance Leases
2025	$	651	$	134
2026		551		126
2027		436		109
2028		312		90
2029		205		88
Thereafter		508		510
Total		2,663		1,057
Less: Present value discount		323		252
Total lease liabilities	$	2,340	$	805

_____
(a)   Excludes approximately $707 million in future lease payments for various leases commencing in future periods.

NOTE 17. LEASE COMMITMENTS *(Continued)*

Supplemental cash flow information related to leases for the years ended December 31 was as follows (in millions):

	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 459	$ 581	$ 663
Operating cash flows from finance leases	22	32	39
Financing cash flows from finance leases	83	91	110
Right-of-use assets obtained in exchange for lease liabilities			
Operating leases	$ 528	$ 889	$ 1,051
Finance leases	95	165	286

The components of lease expense for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Operating lease expense	$ 463	$ 580	$ 650
Variable lease expense	62	109	167
Sublease income	(15)	(18)	(18)
Finance lease expense			
Amortization of right-of-use assets	60	64	80
Interest on lease liabilities	22	32	39
Total lease expense	$ 592	$ 767	$ 918

The weighted-average remaining lease term and weighted-average discount rate at December 31 were as follows:

	2022	2023	2024
Weighted-average remaining lease term (in years)			
Operating leases	5.5	5.4	5.7
Finance leases	12.2	11.9	10.8
Weighted-average discount rate			
Operating leases	3.7 %	4.7 %	4.5 %
Finance leases	3.9	5.3	4.8

NOTE 18. DEBT AND COMMITMENTS

Our debt consists of short-term and long-term secured and unsecured debt securities, and secured and unsecured borrowings from banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by institutional and retail investors. In addition, Ford Credit sponsors securitization programs that provide short-term and long-term asset-backed financing through institutional investors in the U.S. and international capital markets.

Debt is reported on our consolidated balance sheets at par value adjusted for unamortized discount or premium, unamortized issuance costs, and adjustments related to designated fair value hedging (see Note 19). Discounts, premiums, and costs directly related to the issuance of debt are capitalized and amortized over the life of the debt or to the put date and are recorded in interest expense using the effective interest method. Gains and losses on the extinguishment of debt are recorded in *Other income/(loss), net*.

NOTE 18. DEBT AND COMMITMENTS *(Continued)*

The carrying value of Company debt excluding Ford Credit and Ford Credit debt at December 31 was as follows (in millions):

| | | | Interest Rates | | | |
| | | | Average Contractual | | Average Effective (a) | |
Company excluding Ford Credit	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**
Debt payable within one year						
Short-term	$ 362	$ 632	3.2 %	4.0 %	3.2 %	4.0 %
Long-term payable within one year						
U.K. Export Finance Program	—	784				
Public unsecured debt securities	—	176				
Other debt (including finance leases)	117	176				
Unamortized (discount)/premium	(2)	(11)				
Unamortized issuance costs	—	(1)				
Total debt payable within one year	477	1,756				
Long-term debt payable after one year						
Public unsecured debt securities	14,935	14,759				
Convertible notes	2,300	2,300				
U.K. Export Finance Program	1,749	940				
Other debt (including finance leases)	811	1,160				
Unamortized (discount)/premium	(155)	(109)				
Unamortized issuance costs	(173)	(152)				
Total long-term debt payable after one year	19,467	18,898	5.1 % (b)	5.1 % (b)	5.3 % (b)	5.3 % (b)
Total Company excluding Ford Credit	$ 19,944	$ 20,654				
Fair value of Company debt excluding Ford Credit (c)	$ 19,775	$ 20,178				
Ford Credit						
Debt payable within one year						
Short-term	$ 18,658	$ 17,413	5.3 %	4.7 %	5.3 %	4.7 %
Long-term payable within one year						
Unsecured debt	11,755	12,871				
Asset-backed debt	18,851	23,050				
Unamortized (discount)/premium	(1)	2				
Unamortized issuance costs	(13)	(18)				
Fair value adjustments (d)	(58)	(125)				
Total debt payable within one year	49,192	53,193				
Long-term debt payable after one year						
Unsecured debt	45,435	49,607				
Asset-backed debt	36,074	36,224				
Unamortized (discount)/premium	10	(20)				
Unamortized issuance costs	(224)	(217)				
Fair value adjustments (d)	(1,200)	(919)				
Total long-term debt payable after one year	80,095	84,675	4.7 % (b)	4.8 % (b)	4.7 % (b)	4.8 % (b)
Total Ford Credit	$ 129,287	$ 137,868				
Fair value of Ford Credit debt (c)	$ 130,533	$ 140,046				

_____

(a) Average effective rates reflect the average contractual interest rate plus amortization of discounts, premiums, and issuance costs.
(b) Includes interest on long-term debt payable within one year and after one year.
(c) At December 31, 2023 and 2024, the fair value of debt includes $362 million and $632 million of Company excluding Ford Credit short-term debt, respectively, and $15.5 billion and $16.2 billion of Ford Credit short-term debt, respectively, carried at cost, which approximates fair value. All other debt is categorized within Level 2 of the fair value hierarchy.
(d) These adjustments are related to hedging activity and include discontinued hedging relationship adjustments of $(681) million and $(450) million at December 31, 2023 and 2024, respectively. The carrying value of hedged debt was $38.7 billion and $41.1 billion at December 31, 2023 and 2024, respectively.

NOTE 18. DEBT AND COMMITMENTS *(Continued)*

Cash paid for interest was $1.2 billion, $1.3 billion, and $1.1 billion in 2022, 2023, and 2024, respectively, on Company excluding Ford Credit debt. Cash paid for interest was $3.2 billion, $5.8 billion, and $7.0 billion in 2022, 2023, and 2024, respectively, on Ford Credit debt.

Maturities

Debt maturities at December 31, 2024 were as follows (in millions):

	2025	2026	2027	2028	2029	Thereafter	Adjustments	Total Debt Maturities
Company excluding Ford Credit								
Public unsecured debt securities	$ 176	$ 3,972	$ —	$ 550	$ 202	$ 12,335	$ (217)	$ 17,018
Short-term and other debt	1,592	135	1,049	94	96	726	(56)	3,636
Total	$ 1,768	$ 4,107	$ 1,049	$ 644	$ 298	$ 13,061	$ (273)	$ 20,654
Ford Credit								
Unsecured debt	$ 29,084	$ 12,879	$ 11,467	$ 6,786	$ 6,414	$ 12,061	$ (1,235)	$ 77,456
Asset-backed debt	24,250	19,491	8,759	5,358	2,616	—	(62)	60,412
Total	$ 53,334	$ 32,370	$ 20,226	$ 12,144	$ 9,030	$ 12,061	$ (1,297)	$ 137,868

Company Excluding Ford Credit Segment

Public Unsecured Debt Securities

Our public unsecured debt securities outstanding at December 31 were as follows (in millions):

	Aggregate Principal Amount Outstanding	
Title of Security	**2023**	**2024**
7 1/8% Debentures due November 15, 2025	$ 176	$ 176
0.00% Notes due March 15, 2026	2,300	2,300
7 1/2% Debentures due August 1, 2026	172	172
4.346% Notes due December 8, 2026	1,500	1,500
6 5/8% Debentures due February 15, 2028	104	104
6 5/8% Debentures due October 1, 2028 (a)	446	446
6 3/8% Debentures due February 1, 2029 (a)	202	202
9.30% Notes due March 1, 2030	294	294
9.625% Notes due April 22, 2030	432	432
7.45% GLOBLS due July 16, 2031 (a)	1,070	1,070
8.900% Debentures due January 15, 2032	108	108
3.25% Notes due February 12, 2032	2,500	2,500
9.95% Debentures due February 15, 2032	4	4
6.10% Notes due August 19, 2032	1,750	1,750
4.75% Notes due January 15, 2043	2,000	2,000
7.75% Debentures due June 15, 2043	73	73
7.40% Debentures due November 1, 2046	398	398
5.291% Notes due December 8, 2046	1,300	1,300
9.980% Debentures due February 15, 2047	114	114
6.20% Notes due June 1, 2059	750	750
6.00% Notes due December 1, 2059	800	800
6.50% Notes due August 15, 2062	600	600
7.70% Debentures due May 15, 2097	142	142
Total public unsecured debt securities	$ 17,235	$ 17,235

_____
(a) Listed on the Luxembourg Exchange and on the Singapore Exchange.

NOTE 18. DEBT AND COMMITMENTS *(Continued)*

Convertible Debt

In March 2021, we issued $2.3 billion aggregate principal amount of unsecured 0% Convertible Senior Notes due 2026, including $300 million aggregate principal amount of such notes pursuant to the exercise in full of the overallotment option granted to the initial purchasers. The notes will not bear regular interest and the principal amount of the notes will not accrete. The total net proceeds from the offering, after deducting debt issuance costs, were approximately $2.267 billion.

Each $1,000 principal amount of the notes will be convertible into 70.1724 shares of our Common Stock, which is equivalent to a conversion price of approximately $14.25 per share, subject to adjustment upon the occurrence of specified events. The notes are convertible, at the option of the noteholders, on or after December 15, 2025. Prior to December 15, 2025, the notes are convertible only under the following circumstances:

- During any fiscal quarter commencing after the fiscal quarter ending on September 30, 2021 (and only during such fiscal quarter), if the last reported sale price of our Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price of the notes on each applicable trading day;
- During the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of our Common Stock and the conversion rate of the notes on such trading day;
- If we call any or all of the notes for redemption; or
- Upon the occurrence of specific corporate events such as a change in control or certain beneficial distributions to common stockholders (as set forth in the indenture governing the notes).

Upon conversion, we will pay cash up to the aggregate principal amount of the notes to be converted and cash, shares of our Common Stock, or a combination of cash and shares of our Common Stock, at our election for the remainder of our obligation in excess, if any, of the aggregate principal amount of the notes being converted.

Beginning on or after March 20, 2024, we may redeem all or any portion of the notes for cash equal to 100% of the principal amount of the notes being redeemed if the last reported sale price of our Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period.

If we undergo a fundamental change (e.g., change of control), subject to certain conditions, holders of the notes may require us to repurchase for cash all or any portion of their notes at a repurchase price equal to 100% of the principal amount of the notes. In addition, if specific corporate events occur prior to the maturity date or if we issue a notice of redemption, we will increase the conversion rate by pre-defined amounts for holders who elect to convert their notes in connection with such a corporate event. The conditions allowing holders of the notes to convert were not met in 2023 or 2024.

The notes were issued at par and fees associated with the issuance of these notes are amortized to *Interest expense on Company debt excluding Ford Credit* over the contractual term of the notes. Amortization of issuance costs was $7 million in 2022, 2023, and 2024. The effective interest rate of the notes is 0.3%.

The total estimated fair value of the notes as of December 31, 2023 and 2024 was approximately $2.3 billion and $2.2 billion, respectively. The fair value was determined using commonly employed valuation methodologies applying observable market inputs and is classified within Level 2 of the fair value hierarchy.

The notes did not have an impact on our full year 2023 or 2024 diluted EPS.

NOTE 18. DEBT AND COMMITMENTS *(Continued)*

U.K. Export Finance Program

In 2020 and 2022, Ford Motor Company Limited ("Ford of Britain"), our operating subsidiary in the United Kingdom, entered into, and drew in full, £625 million and £750 million term loan credit facilities, respectively, with a syndicate of banks to support Ford of Britain's general export activities. Accordingly, U.K. Export Finance ("UKEF") provided £500 million and £600 million guarantees of the credit facilities, respectively, under its Export Development Guarantee scheme, which supports high value commercial lending to U.K. exporters. We have also guaranteed Ford of Britain's obligations under the credit facilities to the lenders. As of December 31, 2024, the full £1,375 million under the two credit facilities remained outstanding. These five-year, non-amortizing loans mature on June 30, 2025 and June 30, 2027.

Company Excluding Ford Credit Facilities

Total Company committed credit lines, excluding Ford Credit, at December 31, 2024 were $20.0 billion, consisting of $13.5 billion of our corporate credit facility, $2.0 billion of our supplemental revolving credit facility, $2.5 billion of our 364-day revolving credit facility, and $2.0 billion of local credit facilities. At December 31, 2024, $1.7 billion of committed Company credit lines, excluding Ford Credit, was utilized under local credit facilities for our affiliates, and the full amount under each of our corporate, supplemental, and 364-day credit facilities was available.

Lenders under our corporate credit facility have $25 million of commitments maturing on April 26, 2026, $3.4 billion of commitments maturing on April 22, 2027, $0.1 billion of commitments maturing on April 26, 2028, and $10.0 billion of commitments maturing on April 20, 2029. Lenders under our supplemental revolving credit facility have $2.0 billion of commitments maturing on April 22, 2027. Lenders under our 364-day revolving credit facility have $2.5 billion of commitments maturing on April 21, 2025.

The corporate, supplemental, and 364-day credit agreements include certain sustainability-linked targets, pursuant to which the applicable margin and facility fees may be adjusted if Ford achieves, or fails to achieve, the specified targets related to global manufacturing facility greenhouse gas emissions, carbon-free electricity consumption, and Ford Europe CO_2 tailpipe emissions. Prior to 2024, the specified targets related to global manufacturing facility greenhouse gas emissions, renewable electricity consumption, and Ford Europe CO_2 tailpipe emissions; Ford outperformed all three of the sustainability-linked metrics for the most recent performance period.

The corporate credit facility is unsecured and free of material adverse change conditions to borrowing, restrictive financial covenants (for example, interest or fixed-charge coverage ratio, debt-to-equity ratio, and minimum net worth requirements), and credit rating triggers that could limit our ability to obtain funding or trigger early repayment. The corporate credit facility contains a liquidity covenant that requires us to maintain a minimum of $4 billion in aggregate of domestic cash, cash equivalents, and loaned and marketable securities and/or availability under the corporate credit facility, supplemental revolving credit facility, and 364-day revolving credit facility. If our senior, unsecured, long-term debt does not maintain at least two investment grade ratings from Fitch, Moody's, and S&P, the guarantees of certain subsidiaries will be required. The terms and conditions of the supplemental and 364-day revolving credit facilities are consistent with our corporate credit facility. Ford Credit has been designated as a subsidiary borrower under the corporate credit facility and the 364-day revolving credit facility.

Ford Credit Segment

Asset-Backed Debt

At December 31, 2024, the carrying value of our asset-backed debt was $60.4 billion. This secured debt is issued by Ford Credit and includes asset-backed securities used to fund operations and maintain liquidity. Assets securing the related debt issued as part of all our securitization transactions are included in our consolidated results and are based upon the legal transfer of the underlying assets in order to reflect legal ownership and the beneficial ownership of the debt holder. The third-party investors in the securitization transactions have legal recourse only to the assets securing the debt and do not have such recourse to us, except for the customary representation and warranty provisions or when we are counterparty to certain derivative transactions of the special purpose entities ("SPEs"). In addition, the cash flows generated by the assets are restricted only to pay such liabilities; Ford Credit retains the right to residual cash flows. See Note 23 for additional information.

NOTE 18. DEBT AND COMMITMENTS *(Continued)*

Although not contractually required, we regularly support our wholesale securitization programs by repurchasing receivables of a dealer from a SPE when the dealer's performance is at risk, which transfers the corresponding risk of loss from the SPE to us. In order to continue to fund the wholesale receivables, we also may contribute additional cash or wholesale receivables if the collateral falls below required levels. The balance of cash related to these contributions was $0 at both December 31, 2023 and 2024 and ranged from $0 to $41 million during 2023 and was $0 during 2024.

SPEs that are exposed to interest rate or currency risk may reduce their risks by entering into derivative transactions. In certain instances, we have entered into derivative transactions with the counterparty to protect the counterparty from risks absorbed through derivative transactions with the SPEs. Derivative income/(expense) related to the derivative transactions that support Ford Credit's securitization programs were $466 million, $39 million, and $56 million for the years ended December 31, 2022, 2023, and 2024, respectively. See Note 19 for additional information regarding the accounting for derivatives.

Interest expense on securitization debt was $1.3 billion, $2.5 billion, and 2.8 billion in 2022, 2023, and 2024, respectively.

The assets and liabilities related to our asset-backed debt arrangements included in our consolidated financial statements at December 31 were as follows (in billions):

	2023	2024
Assets		
Cash and cash equivalents	$ 2.7	$ 3.0
Finance receivables, net	66.8	71.6
Net investment in operating leases	11.2	13.3
Liabilities		
Debt (a)	$ 58.0	$ 60.4

_____
(a)   Debt is net of unamortized discount and issuance costs.

Committed Credit Facilities

At December 31, 2024, Ford Credit's committed capacity totaled $44.6 billion, compared with $45.3 billion at December 31, 2023. Ford Credit's committed capacity is primarily comprised of committed asset-backed security facilities from bank-sponsored commercial paper conduits and other financial institutions and unsecured credit facilities with financial institutions.

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, our operations are exposed to global market risks, including the effect of changes in foreign currency exchange rates, certain commodity prices, and interest rates. To manage these risks, we enter into highly effective derivative contracts:

• Foreign currency exchange contracts, including forwards, that are used to manage foreign exchange exposure;
• Commodity contracts, including forwards, that are used to manage commodity price risk;
• Interest rate contracts, including swaps, that are used to manage the effects of interest rate fluctuations; and
• Cross-currency interest rate swap contracts that are used to manage foreign currency and interest rate exposures on foreign-denominated debt.

Our derivatives are over-the-counter customized derivative transactions and are not exchange-traded. We review our hedging program, derivative positions, and overall risk management strategy on a regular basis.

Derivative Financial Instruments and Hedge Accounting. Derivative assets are reported in *Other assets* and derivative liabilities are reported in *Payables* and *Other liabilities and deferred revenue.*

We have elected to apply hedge accounting to certain derivatives. Derivatives that are designated in hedging relationships are evaluated for effectiveness using regression analysis at the time they are designated and throughout the hedge period. Some derivatives do not qualify for hedge accounting; for others, we elect not to apply hedge accounting.

Cash Flow Hedges. We have designated certain forward contracts as cash flow hedges of forecasted transactions with exposure to foreign currency exchange and commodity price risks.

Changes in the fair value of cash flow hedges are deferred in *Accumulated other comprehensive income/(loss)* and are recognized in *Cost of sales* when the hedged item affects earnings. Our policy is to de-designate foreign currency exchange cash flow hedges prior to the time forecasted transactions are recognized as assets or liabilities on our consolidated balance sheets and report subsequent changes in fair value through *Cost of sales*. If it becomes probable that the originally forecasted transaction will not occur, the related amount included in *Accumulated other comprehensive income/(loss)* is reclassified and recognized in earnings. The cash flows associated with hedges designated until maturity are reported in *Net cash provided by/(used in) operating activities* on our consolidated statements of cash flows. Our cash flow hedges mature within three years.

Fair Value Hedges. Our Ford Credit segment uses derivatives to reduce the risk of changes in the fair value of debt. We have designated certain receive-fixed, pay-float interest rate and cross-currency interest rate swaps as fair value hedges of fixed-rate debt. The risk being hedged is the risk of changes in the fair value of the hedged debt attributable to changes in the benchmark interest rate and foreign exchange. We report the change in fair value of the hedged debt related to the change in benchmark interest rate in *Ford Credit debt* and *Ford Credit interest, operating, and other expenses*. We report the change in fair value of the hedged debt related to foreign currency in *Ford Credit debt* and *Other income/(loss), net.* Net interest settlements and accruals and fair value changes on hedging instruments due to the benchmark interest rate change are reported in *Ford Credit interest, operating, and other expenses*. We report the change in fair value of the hedging instrument related to foreign currency in *Other income/(loss), net.* The cash flows associated with fair value hedges are reported in *Net cash provided by/(used in) operating activities* on our consolidated statements of cash flows.

When a fair value hedge is de-designated, or when the derivative is terminated before maturity, the fair value adjustment to the hedged debt continues to be reported as part of the carrying value of the debt and is recognized in *Ford Credit interest, operating, and other expenses* over its remaining life.

Derivatives Not Designated as Hedging Instruments. For total Company excluding Ford Credit, we report changes in the fair value of derivatives not designated as hedging instruments through *Cost of sales*. Cash flows associated with non-designated or de-designated derivatives are reported in *Net cash provided by/(used in) investing activities* on our consolidated statements of cash flows.

Our Ford Credit segment reports the gains/(losses) on derivatives not designated as hedging instruments in *Other income/(loss), net*. Cash flows associated with non-designated or de-designated derivatives are reported in *Net cash provided by/(used in) investing activities* on our consolidated statements of cash flows.

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES *(Continued)*

Normal Purchases and Normal Sales Classification. We have elected to apply the normal purchases and normal sales classification for physical supply contracts that are entered into for the purpose of procuring commodities to be used in production over a reasonable period in the normal course of our business.

Income Effect of Derivative Financial Instruments

The gains/(losses), by hedge designation, reported in income for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Cash flow hedges			
Reclassified from AOCI to Cost of sales			
Foreign currency exchange contracts (a)	$ (213)	$ 145	$ 46
Commodity contracts (b)	133	(62)	(38)
Fair value hedges			
Interest rate contracts			
Net interest settlements and accruals on hedging instruments	(45)	(507)	(361)
Fair value changes on hedging instruments	(1,875)	196	(220)
Fair value changes on hedged debt	1,893	(260)	182
Cross-currency interest rate swap contracts			
Net interest settlements and accruals on hedging instruments	(27)	(79)	(133)
Fair value changes on hedging instruments	(111)	96	(134)
Fair value changes on hedged debt	113	(96)	108
Derivatives not designated as hedging instruments			
Foreign currency exchange contracts (c)	(3)	(38)	384
Cross-currency interest rate swap contracts	(780)	127	(272)
Interest rate contracts	390	37	(85)
Commodity contracts	(51)	(49)	(48)
Total	$ (576)	$ (490)	$ (571)

_____

(a) For 2022, 2023, and 2024, a $448 million gain, a $482 million loss, and an $808 million gain, respectively, were reported in *Other comprehensive income/(loss), net of tax*.

(b) For 2022, 2023, and 2024, a $102 million loss, a $37 million loss, and a $5 million loss, respectively, were reported in *Other comprehensive income/(loss), net of tax*.

(c) For 2022, 2023, and 2024, a $53 million loss, a $3 million loss, and a $116 million gain, respectively, were reported in *Cost of sales* and a $50 million gain, a $35 million loss, and a $268 million gain were reported in *Other income/(loss), net,* respectively.

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES *(Continued)*

Balance Sheet Effect of Derivative Financial Instruments

Derivative assets and liabilities are reported on our consolidated balance sheets at fair value and are presented on a gross basis. The notional amounts of the derivative instruments do not necessarily represent amounts exchanged by the parties and are not a direct measure of our financial exposure. We also enter into master agreements with counterparties that may allow for netting of exposures in the event of default or breach of the counterparty agreement. Collateral represents cash received or paid under reciprocal arrangements that we have entered into with our derivative counterparties, which we do not use to offset our derivative assets and liabilities.

The fair value of our derivative instruments and the associated notional amounts at December 31 were as follows (in millions):

	2023			2024		
	Notional	Fair Value of Assets	Fair Value of Liabilities	Notional	Fair Value of Assets	Fair Value of Liabilities
Cash flow hedges						
Foreign currency exchange contracts	$ 19,530	$ 69	$ 385	$ 20,027	$ 578	$ 123
Commodity contracts	983	23	36	959	22	13
Fair value hedges						
Interest rate contracts	12,119	106	633	16,194	66	645
Cross-currency interest rate swap contracts	2,078	69	104	3,802	9	139
Derivatives not designated as hedging instruments						
Foreign currency exchange contracts	22,802	201	261	20,799	301	192
Cross-currency interest rate swap contracts	7,100	119	252	5,455	133	246
Interest rate contracts	73,134	465	1,036	76,977	305	845
Commodity contracts	1,051	35	31	944	14	31
Total derivative financial instruments, gross (a) (b)	$ 138,797	$ 1,087	$ 2,738	$ 145,157	$ 1,428	$ 2,234
Current portion		$ 493	$ 1,464		$ 869	$ 1,311
Non-current portion		594	1,274		559	923
Total derivative financial instruments, gross		$ 1,087	$ 2,738		$ 1,428	$ 2,234

_____
(a)   At December 31, 2023 and 2024, we held collateral of $40 million and $27 million, respectively, and we posted collateral of $185 million and $127 million, respectively.
(b)   At December 31, 2023 and 2024, the fair value of assets and liabilities available for counterparty netting was $815 million and $780 million, respectively. All derivatives are categorized within Level 2 of the fair value hierarchy.

NOTE 20. EMPLOYEE SEPARATION ACTIONS AND EXIT AND DISPOSAL ACTIVITIES

We generally record costs associated with voluntary separations at the time of employee acceptance. We record costs associated with involuntary separation programs when management has approved the plan for separation, the affected employees are identified, and it is unlikely that actions required to complete the separation plan will change significantly. Costs associated with benefits that are contingent on the employee continuing to provide service are accrued over the required service period.

Company Excluding Ford Credit

Employee separation actions and exit and disposal activities include employee separation costs, facility and other asset-related charges (e.g., impairment, accelerated depreciation), dealer and supplier payments, other statutory and contractual obligations, and other expenses, which are recorded in *Cost of sales* and *Selling, administrative, and other expenses*. Below are actions we have initiated:

- *Brazil.* Exited manufacturing operations in 2021 resulting in the closure of facilities in Camaçari, Taubaté, and Troller. Sales of the Taubaté and Camaçari plants were completed in 2023
- *India.* Ceased vehicle manufacturing in Sanand in the fourth quarter of 2021 and ceased manufacturing in Chennai in the third quarter of 2022. A sale of the Sanand vehicle assembly and powertrain plants was completed in the first quarter of 2023 (See Note 21)
- *Spain.* Ceased production of the Mondeo at the Valencia plant in the first quarter of 2022
- *China.* Ceased development of certain product programs in 2023
- *Germany.* Production of the Focus will cease at our Saarlouis Body and Assembly Plant in 2025. Our plan is to repurpose the facility into a technology center, retaining 1,000 positions

In addition, we are continuing to reduce our global workforce and take other restructuring actions, including the separation of salaried workers as announced during 2023 and 2024 and separation packages offered to certain members of our hourly workforce during 2024.

The following table summarizes the activities for the years ended December 31, which are recorded in *Other liabilities and deferred revenue* (in millions):

	2023	2024
Beginning balance	$ 588	$ 1,086
Changes in accruals (a)	1,600	973
Payments	(1,030)	(871)
Foreign currency translation and other	(72)	(90)
Ending balance	$ 1,086	$ 1,098

_____
(a)   Excludes pension costs of $268 million and $218 million in 2023 and 2024, respectively.

We recorded costs of $1.9 billion and $1.2 billion in 2023 and 2024, respectively, related to the initiated actions above. We estimate that we will incur about $500 million in total charges in 2025 related to such actions, primarily attributable to employee separations; some charges are related to plans that are subject to negotiations with a works council, union, or other social partner. In addition, we continue to review our global businesses and may take additional restructuring actions where a path to sustained profitability is not feasible when considering the capital allocation required for those businesses.

NOTE 21. ACQUISITIONS AND DIVESTITURES

Company Excluding Ford Credit

Ford Sales and Service Korea Company ("FSSK"). In the first quarter of 2024, we entered into an agreement to sell 100% of our equity interest in FSSK, and the entity was classified as held for sale. We determined the assets held for sale were not impaired. However, as of December 31, 2024, FSSK no longer met the held-for-sale criteria as that sale transaction did not close and is no longer probable of occurring. Accordingly, FSSK's assets and liabilities were reclassified and reported as held and used as of December 31, 2024. As the assets previously held for sale were not impaired, no adjustments were required as a result of the reclassification to held and used.

Ford Motor Company A/S ("Denmark"). In the third quarter of 2024, we entered into an agreement to sell 100% of our equity interest in Denmark. The entity was classified as held for sale in the fourth quarter of 2024 once all criteria were met. Accordingly, as of December 31, 2024, we reported $52 million of held-for-sale assets, including $47 million of cash, and $33 million of held-for-sale liabilities in *Other assets* and *Other liabilities,* respectively. We determined the assets held for sale were not impaired. On January 2, 2025, we completed the sale of Denmark. The consideration received approximated the carrying value of Denmark at the time of sale.

Auto Motive Power ("AMP"). In the fourth quarter of 2023, we acquired AMP, a California-based energy management startup focused on electric vehicle charging solutions. Assets acquired primarily include goodwill and technology, which are reported in *Other assets*. The acquisition did not have a material impact on our financial statements.

Sanand, India ("Sanand") Plants. In the third quarter of 2022, we entered into an agreement to sell our Sanand vehicle assembly and powertrain plants to Tata Passenger Electric Mobility Limited ("Tata"), a subsidiary of Tata Motors Limited. The sale transaction included the land, buildings, and other fixed assets (excluding the powertrain machinery and equipment) for the plants. We recognized, in *Cost of sales*, pre-tax impairment charges of $32 million in the third quarter of 2022 to adjust the carrying value of the assets to fair value less costs to sell. We determined fair value using the market approach, based on the negotiated value of the assets.

In the first quarter of 2023, we completed the sale of the plants to Tata. Ford continues to operate the powertrain facility by leasing back the associated land and building. As a result of the sale transaction, we derecognized the fixed assets and recognized the powertrain facility operating lease right-of-use asset and related lease liability in the first quarter of 2023. The fair value of the cash consideration received approximated the carrying value of the fixed assets at the time of sale.

Ford Romania S.R.L. ("Ford Romania"). On July 1, 2022, we completed the sale of Ford Romania, our wholly-owned Romanian manufacturing subsidiary, to Ford Otosan, a joint venture in which Ford has a 41% ownership share. The transaction resulted in deconsolidation of our Ford Romania subsidiary in the third quarter of 2022. The fair value of consideration received, consisting of cash and a note receivable, approximated the carrying value of Ford Romania at the time of sale. The Ford Romania plant in Craiova, Romania continues to manufacture Ford-branded vehicles for Ford and Ford Otosan. Ford's portion of the output is expected to be significant; as a result, at the time of sale there were about $100 million of assets, such as embedded leases, and related liabilities that continue to be reported as part of our financial statements.

Skinny Labs Inc., dba Spin ("Spin"). On April 1, 2022, we completed the sale of Spin, our wholly-owned micro-mobility provider, to TIER Mobility SE, a German-based micro-mobility provider, which resulted in the deconsolidation of our Spin subsidiary in the second quarter of 2022. In exchange for our shares of Spin, we received preferred equity in TIER Mobility SE.

NOTE 22. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The changes in the balances for each component of accumulated other comprehensive income/(loss) attributable to Ford Motor Company for the years ended December 31 were as follows (in millions):

	2022	2023	2024
Foreign currency translation			
Beginning balance	$ (5,487)	$ (6,416)	$ (5,443)
Gains/(Losses) on foreign currency translation	(1,199)	967	(1,336)
Less: Tax/(Tax benefit) (a)	(2)	(10)	77
Net gains/(losses) on foreign currency translation	(1,197)	977	(1,413)
(Gains)/Losses reclassified from AOCI to net income	268	(4)	(43)
Other comprehensive income/(loss), net of tax (b)	(929)	973	(1,456)
Ending balance	$ (6,416)	$ (5,443)	$ (6,899)
Marketable securities			
Beginning balance	$ (19)	$ (442)	$ (170)
Gains/(Losses) on available for sale securities	(576)	326	146
Less: Tax/(Tax benefit)	(139)	80	34
Net gains/(losses) on available for sale securities	(437)	246	112
(Gains)/Losses reclassified from AOCI to net income	19	35	11
Less: Tax/(Tax benefit)	5	9	3
Net (gains)/losses reclassified from AOCI to net income (c)	14	26	8
Other comprehensive income/(loss), net of tax	(423)	272	120
Ending balance	$ (442)	$ (170)	$ (50)
Derivative instruments			
Beginning balance	$ (193)	$ 129	$ (331)
Gains/(Losses) on derivative instruments	346	(519)	803
Less: Tax/(Tax benefit)	83	(126)	188
Net gains/(losses) on derivative instruments	263	(393)	615
(Gains)/Losses reclassified from AOCI to net income	80	(83)	(8)
Less: Tax/(Tax benefit)	21	(16)	(1)
Net (gains)/losses reclassified from AOCI to net income (d)	59	(67)	(7)
Other comprehensive income/(loss), net of tax	322	(460)	608
Ending balance	$ 129	$ (331)	$ 277
Pension and other postretirement benefits			
Beginning balance	$ (2,640)	$ (2,610)	$ (3,098)
Prior service (costs)/credits arising during the period (e)	—	(659)	—
Less: Tax/(Tax benefit)	—	(157)	—
Net prior service (costs)/credits arising during the period	—	(502)	—
Amortization and recognition of prior service costs/(credits) (f)	21	25	167
Less: Tax/(Tax benefit)	4	6	40
Net prior service costs/(credits) reclassified from AOCI to net income	17	19	127
Translation impact on non-U.S. plans	13	(5)	4
Other comprehensive income/(loss), net of tax	30	(488)	131
Ending balance	$ (2,610)	$ (3,098)	$ (2,967)
Total AOCI ending balance at December 31	$ (9,339)	$ (9,042)	$ (9,639)

_____

(a) We do not recognize deferred taxes for a majority of the foreign currency translation gains and losses because we do not anticipate reversal in the foreseeable future. However, we have made elections to tax certain non-U.S. operations simultaneously in U.S. tax returns, and have recorded deferred taxes for temporary differences that will reverse, independent of repatriation plans, in U.S. tax returns. Taxes or tax benefits resulting from foreign currency translation of the temporary differences are recorded in *Other comprehensive income/(loss), net of tax*.

(b) Excludes a loss of $4 million, a gain of $1 million, and a loss of $1 million related to noncontrolling interests in 2022, 2023, and 2024, respectively.

(c) Reclassified to *Other income/(loss), net.*

(d) Reclassified to *Cost of sales*. During the next twelve months we expect to reclassify existing net gains on cash flow hedges of $281 million. See Note 19 for additional information.

(e) Reflects benefit enhancements included in the collective bargaining agreements with the UAW and Unifor ratified in 2023.

(f) Amortization and recognition of prior service costs/(credits) is included in the computation of net periodic pension cost/(income). See Note 16 for additional information.

NOTE 23. VARIABLE INTEREST ENTITIES

A VIE is an entity that either (i) has insufficient equity to finance its activities without additional subordinated financial support, or (ii) has equity investors who lack the characteristics of a controlling financial interest. We consolidate VIEs of which we are the primary beneficiary. We consider ourselves the primary beneficiary of a VIE when we have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

We have the power to direct the significant activities of an entity when our management has the ability to make key operating decisions, such as decisions regarding budgets, capital investment, manufacturing, or product development. For securitization entities, we have the power to direct significant activities when we have the ability to exercise discretion in the servicing of financial assets, issue additional debt, exercise a unilateral call option, add assets to revolving structures, or control investment decisions.

VIEs of Which We are Not the Primary Beneficiary

Certain of our affiliates are VIEs in which we are not the primary beneficiary. Our maximum exposure to any potential losses associated with these unconsolidated affiliates is limited to our equity investments, accounts receivable, loans, and guarantees and was $3.7 billion and $9.3 billion at December 31, 2023 and 2024, respectively. The guarantee exposure is related to certain debt at our unconsolidated affiliates, which includes amounts outstanding as well as potential future draws up to a maximum amount of $125 million and $4.9 billion at December 31, 2023 and 2024, respectively, related to certain obligations of our VIEs, and is also included in Note 24.

In July 2022, Ford, SK On Co., Ltd., and SK Battery America, Inc. (a wholly owned subsidiary of SK On) completed the creation of BlueOval SK, LLC ("BOSK"), a 50/50 joint venture that is building and will operate electric vehicle battery plants in Tennessee and Kentucky to supply batteries to Ford and Ford affiliates. BOSK is a VIE of which we are not the primary beneficiary, and we use the equity method of accounting for our investment. In December 2024, BOSK entered into a loan agreement with the United States Department of Energy ("DOE") of up to $9.6 billion (the "BOSK DOE Loan"). In conjunction with the loan agreement, Ford has agreed to guarantee its 50% share of BOSK's payment obligations under the BOSK DOE Loan. After its initial draw on the BOSK DOE Loan, BOSK distributed $1.4 billion to Ford as a return of capital. As of December 31, 2024, Ford has recognized contributions (net of returns of capital) to BOSK of $4.1 billion of its agreed capital contribution of up to $6.6 billion through 2026. The total amount of capital contributions is subject to adjustments agreed to by the parties.

In January 2025, BOSK distributed an additional $1.7 billion to Ford as a return of capital, resulting in recognized contributions (net of returns of capital) to BOSK of $2.4 billion of its agreed capital contribution of up to $6.6 billion through 2026.

VIEs of Which We are the Primary Beneficiary

Securitization Entities. Through Ford Credit, we securitize, transfer, and service financial assets associated with consumer finance receivables, operating leases, and wholesale loans. Our securitization transactions typically involve the legal transfer of financial assets to bankruptcy remote SPEs. We generally retain a portion of the economic interests in the asset-backed securitization transactions, which could be retained in the form of a portion of the senior interests, the subordinated interests, cash reserve accounts, residual interests, and servicing rights. The transfers of assets in our securitization transactions do not qualify for accounting sale treatment. In most cases, the bankruptcy remote SPEs meet the definition of VIEs for which we are the primary beneficiary and, therefore, are consolidated. We account for all securitization transactions as if they were secured financing and therefore the assets, liabilities, and related activity of these transactions are consolidated in our financial statements. See Note 18 for additional information on the accounting for asset-backed debt and the assets securing this debt.

NOTE 24. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies primarily consist of guarantees and indemnifications, litigation and claims, and warranty and field service actions.

Guarantees and Indemnifications

Financial Guarantees. Financial guarantees and indemnifications are recorded at fair value at their inception. Subsequent to initial recognition, the guarantee liability is adjusted at each reporting period to reflect the current estimate of expected payments resulting from possible default events over the remaining life of the guarantee. The maximum potential payments for financial guarantees were $535 million and $5,336 million at December 31, 2023 and 2024, respectively. See Note 23 for additional information. The carrying value of recorded liabilities related to financial guarantees was $59 million and $144 million at December 31, 2023 and 2024, respectively.

Our financial guarantees consist of debt and lease obligations of certain joint ventures, as well as certain financial obligations of outside third parties, including suppliers, to support our business and economic growth. Expiration dates vary through 2040, and guarantees will terminate on payment and/or cancellation of the underlying obligation. A payment by us would be triggered by failure of the joint venture or other third party to fulfill its obligation covered by the guarantee. In some circumstances, we are entitled to recover from a third party amounts paid by us under the guarantee.

Non-Financial Guarantees. Non-financial guarantees and indemnifications are recorded at fair value at their inception. We regularly review our performance risk under these arrangements, and in the event it becomes probable we will be required to perform under a guarantee or indemnity, the amount of probable payment is recorded. The maximum potential payments and carrying values of recorded liabilities related to non-financial guarantees were de minimis at both December 31, 2023 and 2024.

In the ordinary course of business, we execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction, such as the sale of a business. These indemnifications might include and are not limited to claims relating to any of the following: environmental, tax, and shareholder matters; intellectual property rights; power generation contracts; governmental regulations and employment-related matters; dealer, supplier, and other commercial contractual relationships; and financial matters, such as securitizations. Performance under these indemnities generally would be triggered by a breach of contract claim brought by a counterparty, including a joint venture or alliance partner, or a third-party claim. While some of these indemnifications are limited in nature, many of them do not limit potential payment. Therefore, we are unable to estimate a maximum amount of future payments that could result from claims made under these unlimited indemnities.

NOTE 24. COMMITMENTS AND CONTINGENCIES *(Continued)*

Litigation and Claims

Various legal actions, proceedings, and claims (generally, "matters") are pending or may be instituted or asserted against us. These include, but are not limited to, matters arising out of alleged defects in our products; product warranties; governmental regulations relating to safety, emissions, and fuel economy or other matters; government incentives; tax matters, including trade and customs; alleged illegal acts resulting in fines or penalties; financial services; employment-related matters; dealer, supplier, and other contractual relationships; intellectual property rights; environmental matters; shareholder or investor matters; and financial reporting matters. Certain of the pending legal actions are, or purport to be, class actions. Some of the matters involve or may involve claims for compensatory, punitive, or antitrust or other treble damages in very large amounts, or demands for field service actions, environmental remediation programs, sanctions, loss of government incentives, assessments, or other relief, which, if granted, would require very large expenditures.

The extent of our financial exposure to these matters is difficult to estimate. Many matters do not specify a dollar amount for damages, and many others specify only a jurisdictional minimum. To the extent an amount is asserted, our historical experience suggests that in most instances the amount asserted is not a reliable indicator of the ultimate outcome.

We accrue for matters when losses are deemed probable and reasonably estimable. In evaluating matters for accrual and disclosure purposes, we take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood that we will prevail, and the severity of any potential loss. We reevaluate and update our accruals as matters progress over time.

For the majority of matters, which generally arise out of alleged defects in our products, we establish an accrual based on our extensive historical experience with similar matters. We do not believe there is a reasonably possible outcome materially in excess of our accrual for these matters.

For the remaining matters, where our historical experience with similar matters is of more limited value (i.e., "non-pattern matters"), we evaluate the matters primarily based on the individual facts and circumstances. For non-pattern matters, we evaluate whether there is a reasonable possibility of a material loss in excess of any accrual that can be estimated. Our estimate of reasonably possible loss in excess of our accruals for all material matters currently reflects indirect tax and regulatory matters, for which we estimate the aggregate risk to be a range of up to about $0.4 billion.

As noted, the litigation process is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Our assessments are based on our knowledge and experience, but the ultimate outcome of any matter could require payment substantially in excess of the amount that we have accrued and/or disclosed.

NOTE 24. COMMITMENTS AND CONTINGENCIES *(Continued)*

Warranty and Field Service Actions

We accrue the estimated cost of both base warranty coverages and field service actions at the time of sale. We establish our estimate of base warranty obligations using a patterned estimation model, using historical information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. We establish our estimates of field service action obligations using a patterned estimation model, using historical information regarding the nature, frequency, severity, and average cost of claims for each model year. In addition, from time to time, we issue extended warranties at our expense, the estimated cost of which is accrued at the time of issuance. Warranty and field service action obligations are reported in *Other liabilities and deferred revenue*. We reevaluate the adequacy of our accruals on a regular basis.

We recognize the benefit from a recovery of the costs associated with our warranty and field service actions when specifics of the recovery have been agreed with our supplier and the amount of recovery is virtually certain. Recoveries are reported in *Trade and other receivables, net* and *Other assets.*

The estimate of our future warranty and field service action costs, net of estimated supplier recoveries, for the years ended December 31 was as follows (in millions):

	2023	2024
Beginning balance	$ 9,193	$ 11,504
Payments made during the period	(4,779)	(5,831)
Changes in accrual related to warranties issued during the period	4,743	6,294
Changes in accrual related to pre-existing warranties	2,648	2,690
Foreign currency translation and other	(301)	(625)
Ending balance	$ 11,504	$ 14,032

Changes to our estimated costs are reported as changes in accrual related to pre-existing warranties in the table above. In addition, our estimate of reasonably possible costs in excess of our accruals for material field service actions and customer satisfaction actions is a range of up to about $1.8 billion in the aggregate.

NOTE 25. SEGMENT INFORMATION

We report segment information consistent with the way our chief operating decision maker ("CODM"), our President and Chief Executive Officer, evaluates the operating results and performance of the Company.   Accordingly, for 2024, we analyze the results of our business through the following reportable segments: Ford Blue, Ford Model e, Ford Pro, Ford Next, and Ford Credit.

Below is a description of our reportable segments and other activities.

Ford Blue Segment

Ford Blue primarily includes the sale of Ford and Lincoln internal combustion engine ("ICE") and hybrid vehicles, service parts, accessories, and digital services for retail customers, together with the associated costs of development, manufacture, and distribution of the vehicles, parts, accessories, and services. This segment focuses on developing Ford and Lincoln ICE and hybrid vehicles. Additionally, this segment provides hardware engineering and manufacturing capabilities to Ford Model e and manufactures vehicles on behalf of Ford Pro and, in certain cases, Ford Model e. Ford Blue also includes:
- All sales for markets not presently in scope for Ford Model e or Ford Pro (as further described below)
- In markets outside of the United States and Canada, sales to commercial, government, and rental customers of ICE and hybrid vehicles not considered core to Ford Pro
- Sales of electric vehicles ("EVs") by our unconsolidated affiliates in China
- All sales of vehicles manufactured and sold to other OEMs

Ford Model e Segment

Ford Model e primarily includes the sale of our electric vehicles, service parts, accessories, and digital services for retail customers, together with the associated costs of development, manufacture, and distribution of the vehicles, parts, accessories, and services. This segment focuses on developing EV and digital vehicle technologies, as well as software development. Additionally, Ford Model e provides software and connected vehicle technologies on behalf of the enterprise, and manufactures certain EVs, including for Ford Pro. Ford Model e operates in North America, Europe, and China. Ford Model e also includes EV and related sales not considered core to Ford Pro to commercial, government, and rental customers in Europe, China, and Mexico.

Ford Pro Segment

Ford Pro primarily includes the sale of Ford and Lincoln vehicles, service parts, accessories, and services for commercial, government, and rental customers. Included in this segment are sales of all core Ford Pro vehicles, such as Super Duty and the Transit range of vans in North America and Europe and all sales of Ranger in Europe. In the United States and Canada, Ford Pro also includes all vehicle sales to commercial, government, and rental customers. This segment focuses on selling ICE, hybrid, and electric vehicles, and providing digital and physical services to optimize and maintain fleets, including telematics and EV charging solutions. This segment reflects external sales of vehicles produced by Ford Blue and Ford Model e and the costs (including intersegment markup) associated with acquiring vehicles for sale and providing services. Ford Pro operates in North America and Europe.

Ford Next Segment

The Ford Next segment primarily includes expenses and investments for emerging business initiatives aimed at creating value for Ford in vehicle-adjacent market segments.

Ford Credit Segment

The Ford Credit segment is comprised of the Ford Credit business on a consolidated basis, which is primarily vehicle-related financing and leasing activities.

NOTE 25. SEGMENT INFORMATION *(Continued)*

Corporate Other

Corporate Other primarily includes corporate governance expenses, past service pension and OPEB income and expense, interest income (excluding Ford Credit interest income and interest earned on our extended service contract portfolio) and gains and losses from our cash, cash equivalents, and marketable securities (excluding gains and losses on investments in equity securities), and foreign exchange derivatives gains and losses associated with intercompany lending. Corporate governance expenses are primarily administrative, delivering benefit on behalf of the global enterprise, that are not allocated to operating segments. These include expenses related to setting and directing global policy, providing oversight and stewardship, and promoting the Company's interests. Corporate Other assets include: cash, cash equivalents and marketable securities, tax related assets, defined benefit pension plan net assets, and other assets managed centrally.

Interest on Debt

Interest on Debt is presented as a separate reconciling item and consists of interest expense on Company debt excluding Ford Credit.

Special Items

Special Items are presented as a separate reconciling item. They consist of (i) pension and OPEB remeasurement gains and losses, (ii) gains and losses on investments in equity securities, (iii) significant personnel expenses, supplier- and dealer-related costs, and facility-related charges stemming from our efforts to match production capacity and cost structure to market demand and changing model mix, and (iv) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. Our management ordinarily excludes these items from its review of the results of the operating segments for purposes of measuring segment profitability and allocating resources. We also report these special items separately to help investors track amounts related to these activities and to allow investors analyzing our results to identify certain infrequent significant items that they may wish to exclude when considering the trend of ongoing operating results.

CODM Evaluation of the Business

When we report segment earnings before interest and taxes ("Segment EBIT") for each of the Ford Blue, Ford Model e, Ford Pro, and Ford Next segments, it consists of the earnings for the particular segment and does not include interest and taxes. Ford Credit segment earnings include interest and exclude taxes ("Segment EBT"). Each segment's EBIT/EBT also excludes the results reported in Corporate Other and Special Items. For the Ford Blue, Ford Model e, and Ford Pro segments, our CODM reviews Segment EBIT and Segment EBIT margin, as well as market share, revenue, and wholesale volume to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For Segment EBIT, our CODM reviews the year-over-year change in EBIT, sequential change in EBIT, and change in EBIT from internal forecasts/budgets. Revenue and certain of our costs, such as material costs, generally vary directly with changes in volume and mix of vehicles. As a result, our CODM reviews the EBIT impact driven by changes in volume and mix, the EBIT impact driven by changes in exchange, and the EBIT impact driven by changes in net pricing and cost categories at constant volume and mix and/or exchange. For the Ford Next segment, our CODM reviews segment EBIT to evaluate performance. For the Ford Credit segment, our CODM reviews Segment EBT to evaluate performance and allocate resources. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

NOTE 25. SEGMENT INFORMATION *(Continued)*

Segment Revenue, Cost, and Asset Principles for Ford Blue, Ford Model e, and Ford Pro

External vehicle and digital services revenue is generally vehicle-specific and included in the segment responsible for the external vehicle sale. A majority of parts and accessories revenue and cost is attributed to customer sales channels or vehicle lines based on recent end customer sales and is included in the respective segment.

In the normal course of business, Ford Blue, Ford Model e, and Ford Pro transact between segments and cooperate to leverage synergies, including developing and manufacturing vehicles on behalf of another segment. When one segment produces a vehicle that is sold externally by another segment, an intersegment transaction occurs. The producing segment will report intersegment revenue to recoup the costs associated with the unit produced. This includes material cost, labor and overhead (including depreciation and amortization), inbound freight, and an intersegment markup. The intersegment markup amount is set to deliver a competitive return to the producing segment for its manufacturing and distribution service. Costs are reflected in the associated segment externally reporting the vehicle sale, as detailed in the table below:

Income Statement Elements	Examples	Segment Reporting
Costs specific to a particular vehicle	Bill of material cost and initial warranty accrual	Reported in the segment externally selling the vehicle
Costs identifiable by product line	Manufacturing and logistics costs, depreciation & amortization expense, direct research & development costs	Typically identifiable to the product line or production location. Reported in the segment externally selling the vehicle, based on relative volume
Shared costs	Selling, general & administrative expense, and indirect/cross product line research & development costs	Typically shared across all segments, generally based on relative volume. Certain costs clearly linked to a segment are reported in the specific segment
Intersegment markup for intersegment vehicle transactions	Contract manufacturing and distribution fees	Reported in the segment externally selling the vehicle, for each applicable vehicle transaction

Assets are reported in each segment, aligned to the appropriate operational responsibility. Manufacturing assets, e.g., our plants and the machinery and equipment therein, are included in our Ford Blue and Ford Model e segments. Manufacturing assets producing only, or primarily, EVs and related components are reflected in Ford Model e. Manufacturing assets that support the production of ICE and hybrid vehicles, including those producing ICE and electric in the same facility, are included in Ford Blue. Vendor tooling dedicated to producing EV parts is reported in Ford Model e. Purchased regulatory credit compliance assets are reported in Ford Blue. There are no Ford manufacturing, vendor tooling, or regulatory credit compliance assets reported in Ford Pro. Depreciation and amortization expense is reflected on the basis of production volume. Regulatory compliance credit expense is allocated by vehicle line between Ford Blue and Ford Pro segments. Regardless of the segment reporting the asset, the related expenses are reported in the segment that reports the external vehicle sale.

Equity in net income/(loss) of affiliated companies is included in *Income/(Loss) before income taxes*, based primarily on which segment the entity supports or has the majority of the entity's purchases or sales. The table below shows the segment reporting for our most significant unconsolidated entities:

Ford Blue
◦ Changan Ford Automobile Corporation, Ltd. ("CAF")
◦ Jiangling Motors Corporation, Ltd. ("JMC")
◦ AutoAlliance (Thailand) Co., Ltd. ("AAT")

Ford Model e
◦ BlueOval SK, LLC

Ford Pro
◦ Ford Otomotiv Sanayi Anonim Sirketi ("Ford Otosan")

NOTE 25. SEGMENT INFORMATION *(Continued)*

Key financial information for the years ended or at December 31 was as follows (in millions):

	Ford Blue	Ford Model e	Ford Pro	Ford Next	Ford Credit	Unallocated Amounts and Eliminations (a)	Total
2022							
External revenues	$ 94,762	$ 5,253	$ 48,939	$ 99	$ 8,978	$ 26	$ 158,057
Intersegment revenues (b)	36,020	121	—	—	—	(36,141)	—
Total revenues	$ 130,782	$ 5,374	$ 48,939	$ 99	$ 8,978	$ (36,115)	$ 158,057
Other segment items (c)	123,935	7,507	45,717	1,025	6,321		
Segment EBIT/EBT	$ 6,847	$ (2,133)	$ 3,222	$ (926)	$ 2,657		$ 9,667
Reconciliation of Segment EBIT/EBT							
Unallocated amounts:							
Corporate Other							748
Interest on debt (excludes $3,334 of Ford Credit interest on debt)							(1,259)
Special items (d)							(12,172)
Income/(Loss) before income taxes							$ (3,016)
Other Segment Disclosures							
Depreciation and tooling amortization	$ 3,365	$ 249	$ 1,522	$ 5	$ 2,281	$ 252	$ 7,674
Investment-related interest income	59	—	16	—	178	386	639
Equity in net income/(loss) of affiliated companies	270	(15)	412	(315)	27	(3,262)	(2,883)
Cash outflow for capital spending (e)	4,702	1,336	26	23	58	721	6,866
Total assets	56,023	5,285	2,177	392	137,954	54,053	255,884
2023							
External Revenues	$ 101,934	$ 5,897	$ 58,058	$ 3	$ 10,290	$ 9	$ 176,191
Intersegment Revenues (b)	38,693	629	—	—	—	(39,322)	—
Total Revenues	$ 140,627	$ 6,526	$ 58,058	$ 3	$ 10,290	$ (39,313)	$ 176,191
Other segment items (c)	133,165	11,227	50,836	141	8,959		
Segment EBIT/EBT	$ 7,462	$ (4,701)	$ 7,222	$ (138)	$ 1,331		$ 11,176
Reconciliation of Segment EBIT/EBT							
Unallocated amounts:							
Corporate Other							(760)
Interest on debt (excludes $6,311 of Ford Credit interest on debt)							(1,302)
Special items (f)							(5,147)
Income/(Loss) before income taxes							$ 3,967
Other Segment Disclosures							
Depreciation and tooling amortization	$ 3,378	$ 505	$ 1,291	$ 12	$ 2,354	$ 150	$ 7,690
Investment-related interest income	110	1	32	—	522	902	1,567
Equity in net income/(loss) of affiliated companies	337	(37)	589	(29)	32	(478)	414
Cash outflow for capital spending (e)	4,963	2,861	7	6	80	319	8,236
Total assets	58,990	13,648	2,942	207	148,521	49,002	273,310

NOTE 25. SEGMENT INFORMATION *(Continued)*

	Ford Blue	Ford Model e	Ford Pro	Ford Next	Ford Credit	Unallocated Amounts and Eliminations (a)	Total
2024							
External Revenues	$ 101,935	$ 3,852	$ 66,906	$ 7	$ 12,286	$ 6	$ 184,992
Intersegment Revenues (b)	43,442	257	—	—	—	(43,699)	—
Total Revenues	$ 145,377	$ 4,109	$ 66,906	$ 7	$ 12,286	$ (43,693)	$ 184,992
Other segment items (c)	140,093	9,185	57,891	57	10,632		
Segment EBIT/EBT	$ 5,284	$ (5,076)	$ 9,015	$ (50)	$ 1,654		$ 10,827
Reconciliation of Segment EBIT/EBT							
Unallocated amounts:							
Corporate Other							(619)
Interest on debt (excludes $7,583 of Ford Credit interest on debt)							(1,115)
Special items (g)							(1,860)
Income/(Loss) before income taxes							$ 7,233
Other Segment Disclosures							
Depreciation and tooling amortization	$ 2,952	$ 556	$ 1,394	$ 12	$ 2,529	$ 124	$ 7,567
Investment-related interest income	167	2	52	—	500	819	1,540
Equity in net income/(loss) of affiliated companies	240	(66)	482	(3)	42	(17)	678
Cash outflow for capital spending (e)	4,490	3,843	37	3	94	217	8,684
Total assets	58,791	17,074	3,469	151	157,534	48,177	285,196

(a) Unallocated amounts include Corporate Other (see above description of corporate expenses and corporate assets) and Special Items. Eliminations include intersegment transaction occurring in the ordinary course of business.

(b) Intersegment revenues only reflect finished vehicle transactions between Ford Blue, Ford Model e, and Ford Pro where there is an intersegment markup and are recognized at the time of the intersegment transaction.

(c) Other segment items for the Ford Blue, Ford Model e, and Ford Pro segments primarily consists of: material costs (including commodities and components and purchased vehicles from partners), manufacturing costs (including hourly and salaried wages and fringe, and plant overhead such as utilities and taxes), warranty coverages and field service action costs (including estimated costs to repair, replace, or adjust parts on a vehicle that are defective in factory supplied materials or workmanship), freight & duty costs (including related to the receiving and shipping of components and vehicles), vehicle and software engineering and connectivity costs (including wages and fringe for personnel, prototype materials, testing, and outside services), spending-related costs (including depreciation and amortization of manufacturing and engineering assets, asset retirements and operating leases), advertising and sales promotions costs (including costs for advertising, marketing programs, brand promotions, customer mailings and promotional events, and auto shows), and administrative, information technology, and selling costs (including primarily wages and fringe for salaried personnel and purchased services). Other segment items for the Ford Next segment primarily consists of administrative and information technology costs. Other segment items for the Ford Credit segment primarily consists of interest expense and depreciation.

(d) Primarily reflects losses on our Rivian investment and the impairment of our Argo AI equity method investment.

(e) Ford Blue includes $305 million, $909 million, and $844 million of spending attributable to electric vehicles at shared manufacturing plants in 2022, 2023, and 2024, respectively. Total electric vehicle spending, including Ford Blue and Ford Model e, was $1,641 million, $3,770 million, and $4,687 million in 2022, 2023, and 2024, respectively.

(f) Primarily reflects mark-to-market adjustments for our global pension and OPEB plans, restructuring actions in Europe and China, and an accrual for the Transit Connect customs matter.

(g) Includes a write-down of certain product-specific assets of $391 million and other expenses of $809 million related to the cancellation of a previously planned all-electric three-row SUV program, all of which was recorded in *Cost of sales*. The amount also reflects restructuring actions in Europe, buyouts for hourly employees in North America, the extended duration of the Oakville Assembly Plant changeover, and pension curtailment and separation costs in North America and Europe, partially offset by mark-to-market adjustments for our global pension and OPEB plans.

NOTE 25. SEGMENT INFORMATION *(Continued)*

Geographic Information

We report revenue on a "where-sold" basis, which reflects the revenue within the country in which the ultimate sale or financing is made to our external customer.

Total Company revenues and long-lived assets, split geographically by our country of domicile (the United States) and other countries where our major subsidiaries are domiciled, for the years ended December 31 were as follows (in millions):

	2022		2023		2024	
	Revenues	Long-Lived Assets (a)	Revenues	Long-Lived Assets (a)	Revenues	Long-Lived Assets (a)
United States	$ 105,481	$ 41,925	$ 116,995	$ 42,235	$ 124,968	$ 45,392
Canada	12,590	5,739	13,391	6,147	13,412	6,548
United Kingdom	8,220	1,264	8,968	1,868	9,936	2,174
Mexico	1,813	4,255	2,774	5,222	2,634	4,352
All Other	29,953	6,854	34,063	6,733	34,042	6,409
Total Company	$ 158,057	$ 60,037	$ 176,191	$ 62,205	$ 184,992	$ 64,875

_____
(a) Includes *Net property* and *Net investment in operating leases* from our consolidated balance sheets.

FORD MOTOR COMPANY AND SUBSIDIARIES
Schedule II — Valuation and Qualifying Accounts
(in millions)

Description	Balance at Beginning of Period		Charged to Costs and Expenses		Deductions		Balance at End of Period	
For the Year Ended December 31, 2022								
Allowances deducted from assets								
Credit losses	$	926	$	50	$	119 (a)	$	857
Doubtful receivables		47		57		11 (b)		93
Inventories (primarily service part obsolescence)		724		(6) (c)		—		718
Deferred tax assets		1,067		(242) (d)		3		822
Deferred tax assets for U.S. branch operations (e)		3,268		(38)		—		3,230
Total allowances deducted from assets	$	6,032	$	(179)	$	133	$	5,720
For the Year Ended December 31, 2023								
Allowances deducted from assets								
Credit losses	$	857	$	385	$	343 (a)	$	899
Doubtful receivables		93		30		54 (b)		69
Inventories (primarily service part obsolescence)		718		(31) (c)		—		687
Deferred tax assets		822		36 (d)		12		846
Deferred tax assets for U.S. branch operations (e)		3,230		111		—		3,341
Total allowances deducted from assets	$	5,720	$	531	$	409	$	5,842
For the Year Ended December 31, 2024								
Allowances deducted from assets								
Credit losses	$	899	$	430	$	429 (a)	$	900
Doubtful receivables		69		23		15 (b)		77
Inventories (primarily service part obsolescence)		687		68 (c)		—		755
Deferred tax assets		846		(428) (d)		11		407
Deferred tax assets for U.S. branch operations (e)		3,341		108		—		3,449
Total allowances deducted from assets	$	5,842	$	201	$	455	$	5,588

_____

(a) Finance receivables deemed to be uncollectible and other changes, principally amounts related to finance receivables sold and translation adjustments.
(b) Accounts receivable deemed to be uncollectible as well as translation adjustments.
(c) Net change in inventory allowances, including translation adjustments.
(d) Change in valuation allowance on deferred tax assets including translation adjustments.
(e) Deferred tax assets of U.S. branch operations no longer requiring a valuation allowance would result in an increase in deferred tax liabilities.

Exhibit 4-B

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Ford Motor Company ("Ford," the "Company," "we," "our," "us") had four securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Common Stock, $0.01 par value per share ("Common Stock"), (ii) 6.200% Notes due June 1, 2059 (the "June 2059 Notes"), (iii) 6.000% Notes due December 1, 2059 (the "December 2059 Notes"), and (iv) 6.500% Notes due August 15, 2062 (the "2062 Notes"). Each of the Company's securities registered under Section 12 of the Exchange Act is listed on The New York Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock. This description includes not only our Common Stock, but also our Class B Stock, par value $0.01 per share ("Class B Stock") and preferred stock, certain terms of which affect the Common Stock, and the preferred share purchase rights, one of which is attached to each share of our Common Stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation and the preferred share rights plan.

Our authorized capital stock currently consists of 6,000,000,000 shares of Common Stock, 530,117,376 shares of Class B Stock and 30,000,000 shares of preferred stock.

As of December 31, 2024, we had outstanding 3,892,592,760 shares of Common Stock and 70,852,076 shares of Class B Stock. No shares of preferred stock were outstanding.

Common Stock and Class B Stock

Rights to Dividends and on Liquidation. Each share of Common Stock and Class B Stock is entitled to share equally in dividends (other than dividends declared with respect to any outstanding preferred stock) when and as declared by our board of directors, except as stated below under the subheading "Stock Dividends."

Upon liquidation, subject to the rights of any other class or series of stock having a preference on liquidation, each share of Common Stock will be entitled to the first $.50 available for distribution to common and Class B stockholders, each share of Class B Stock will be entitled to the next $1.00 so available, each share of Common Stock will be entitled to the next $.50 available and each share of common and Class B Stock will be entitled to an equal amount after that.

Voting — General. All general voting power is vested in the holders of Common Stock and the holders of Class B stock, voting together without regard to class, except as stated below in the subheading "Voting by Class." The voting power of the shares of stock is determined as described below. However, we could in the future create a series of preferred stock with voting rights equal to or greater than our Common Stock or Class B stock.

Each holder of Common Stock is entitled to one vote per share, and each holder of Class B Stock is entitled to a number of votes per share derived by a formula contained in our restated certificate of incorporation. As long as at least 60,749,880 shares of Class B Stock remain outstanding, the formula will result in holders of Class B Stock having 40% of the general voting power and holders of Common Stock and, if issued, any preferred stock with voting power having 60% of the general voting power.

If the number of outstanding shares of Class B Stock falls below 60,749,880, but remains at least 33,749,932, then the formula will result in the general voting power of holders of Class B Stock declining to 30% and the general voting power of holders of Common Stock and, if issued, any preferred stock with voting power increasing to 70%.

If the number of outstanding shares of Class B Stock falls below 33,749,932, then each holder of Class B Stock will be entitled to only one vote per share.

Based on the number of shares of Class B Stock and Common Stock outstanding as of December 31, 2024, each holder of Class B Stock would be entitled to 36.626 votes per share on any matter submitted for a vote of shareholders. Of the outstanding Class B Stock as of December 31, 2024, 70,778,212 shares were held in a voting trust. The trust requires the trustee to vote all the shares in the trust as directed by holders of a plurality of the shares in the trust.

Non-Cumulative Voting Rights. Our Common Stock and Class B stock do not and will not have cumulative voting rights. This means that the holders who have more than 50% of the votes for the election of directors can elect 100% of the directors if they choose to do so.

Voting by Class. If we want to take any of the following actions, we must obtain the vote of the holders of a majority of the outstanding shares of Class B stock, voting as a class:
- issue any additional shares of Class B Stock (with certain exceptions);
- reduce the number of outstanding shares of Class B Stock other than by holders of Class B Stock converting Class B Stock into Common Stock or selling it to the Company;
- change the capital stock provisions of our restated certificate of incorporation;
- merge or consolidate with or into another corporation;
- dispose of all or substantially all of our property and assets;
- transfer any assets to another corporation and in connection therewith distribute stock or other securities of that corporation to our stockholders; or
- voluntarily liquidate or dissolve.

Voting Provisions of Delaware Law. In addition to the votes described above, any special requirements of Delaware law must be met. The Delaware General Corporation Law contains provisions on the votes required to amend certificates of incorporation, merge or consolidate, sell, lease or exchange all or substantially all assets, and voluntarily dissolve.

Ownership and Conversion of Class B Stock. In general, only members of the Ford family or their descendants or trusts or corporations in which they have specified interests can own or be registered as record holders of shares of Class B stock, or can enjoy for their own benefit the special rights and powers of Class B stock. A holder of shares of Class B Stock can convert those shares into an equal number of shares of Common Stock for the purpose of selling or disposing of those shares. Shares of Class B Stock acquired by the Company or converted into Common Stock cannot be reissued by the Company.

Preemptive and Other Subscription Right. Holders of Common Stock do not have any right to purchase additional shares of Common Stock if we sell shares to others. If, however, we sell Class B Stock or obligations or shares convertible into Class B Stock (subject to the limits on who can own Class B Stock described above), then holders of Class B Stock will have a right to purchase, on a ratable basis and at a price just as favorable, additional shares of Class B Stock or those obligations or shares convertible into Class B stock.

In addition, if shares of Common Stock (or shares or obligations convertible into such stock) are offered to holders of Common Stock , then we must offer to the holders of Class B Stock shares of Class B Stock (or shares or obligations convertible into such stock), on a ratable basis, and at the same price per share.

Stock Dividends. If we declare and pay a dividend in our stock, we must pay it in shares of Common Stock to holders of Common Stock and in shares of Class B Stock to holders of Class B stock.

Ultimate Rights of Holders of Class B Stock. If and when the number of outstanding shares of Class B Stock falls below 33,749,932, the Class B Stock will become freely transferable and will become substantially equivalent to Common Stock. At that time, holders of Class B Stock will have one vote for each share held, will have no special class vote, will be offered Common Stock if Common Stock is offered to holders of Common Stock, will receive Common Stock if a stock dividend is declared, and will have the right to convert such shares into an equal number of shares of Common Stock irrespective of the purpose of conversion.

Miscellaneous; Dilution. If we increase the number of outstanding shares of Class B Stock (by, for example, doing a stock split or stock dividend), or if we consolidate or combine all outstanding shares of Class B Stock so that the number of outstanding shares is reduced, then the threshold numbers of outstanding Class B Stock (that is, 60,749,880 and 33,749,932) that trigger voting power changes will automatically adjust by a proportionate amount.

Preferred Stock

We may issue preferred stock from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, our board of directors is authorized to fix for any series of preferred stock the number of shares of such series and the designation, relative powers, preferences and rights, and the qualifications, limitations, or restrictions of such series.

Preferred Share Purchase Rights

On September 11, 2009, we entered into a Tax Benefit Preservation Plan, which Tax Benefit Preservation Plan was last amended on September 12, 2024 (as amended, the "Plan") with Computershare Trust Company, N.A., as rights agent, and our Board of Directors declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of Common Stock, and each outstanding share of Class B Stock under the terms of the Plan. Each share of Common Stock we issue will be accompanied by a Right. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share at a purchase price of $35.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in the Plan.

Until the earlier to occur of (i) the close of business on the tenth business day following the public announcement that a person or group has become an "Acquiring Person" by acquiring beneficial ownership of 4.99% or more of the outstanding shares of Common Stock (or the Board becoming aware of an Acquiring Person, as defined in the Plan) or (ii) the close of business on the tenth business day (or, except in certain circumstances, such later date as may be specified by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (with certain exceptions) of 4.99% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to Common Stock and Class B Stock certificates outstanding as of the Record Date (or any book-entry shares in respect thereof), by such Common Stock or Class B Stock certificate (or registration in book-entry form) together with the summary of rights ("Summary of Rights") describing the Plan and mailed to stockholders of record on the Record Date, and the Rights will be transferable only in connection with the transfer of Common Stock or Class B stock. Any person or group that beneficially owned 4.99% or more of the outstanding shares of Common Stock on September 11, 2009 are not deemed an Acquiring Person unless and until such person or group acquires beneficial ownership of additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding. Under the Plan, the Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Plan if the Board determines that such person's or group's ownership of Common Stock will not jeopardize or endanger our availability, or otherwise limit in any way the use of, our net operating losses, tax credits and other tax assets (the "Tax Attributes").

The Plan provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock and Class B stock. Until the Distribution Date (or the earlier expiration or redemption of the Rights), new shares of Common Stock and Class B Stock issued after the Record Date upon transfer or new issuances of Common Stock and Class B Stock will contain a notation incorporating the Plan by reference (with respect to shares represented by certificates) or notice thereof will be provided in accordance with applicable law (with respect to uncertificated shares). Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock and Class B Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, or the transfer by book-entry of any uncertificated shares of Common Stock and Class B stock, will also constitute the transfer of the Rights associated with such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock and Class B Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earliest of the close of business on September 30, 2027 (unless that date is advanced or extended by the Board), the time at which the Rights are redeemed or exchanged under the Plan, the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute if the Board determines that the Plan is no longer necessary for the preservation of our Tax Attributes, or the beginning of our taxable year to which the Board determines that no Tax Attributes may be carried forward.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants.

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock and Class B Stock payable in shares of Common Stock or Class B Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock . In the event of our liquidation, dissolution or winding up, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock . Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock and Class B stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person but prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the voting power of the shares of Common Stock and Class B Stock then outstanding, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock or Class B stock, or a fractional share of Preferred Stock (or other stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock, Common Stock or Class B Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock, the Common Stock or Class B stock.

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price") payable, at our option, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Plan in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Plan in any manner that does not adversely affect the interests of holders of the Rights (other than the Acquiring Person).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

DESCRIPTION OF DEBT SECURITIES

We issue debt securities in one or more series under an Indenture dated as of January 30, 2002 (the "Indenture") between us and The Bank of New York Mellon as successor trustee to JPMorgan Chase Bank. The Indenture may be supplemented from time to time.

The Indenture is a contract between us and The Bank of New York Mellon acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce debtholders' rights against us if an "Event of Default" described below occurs. Second, the Trustee performs certain administrative duties for us. The Indenture is summarized below.

The June 2059 Notes

We issued $750,000,000 aggregate principal amount of the June 2059 Notes on May 28, 2019. The maturity date of the June 2059 Notes is June 1, 2059, and interest at a rate of 6.200% per annum is paid quarterly on March 1, June 1, September 1, and December 1 of each year, beginning on September 1, 2019, and on the maturity date. The June 2059 Notes are redeemable at our option on June 1, 2024 and on any day thereafter, in whole or in part, at 100% of their principal amount plus accrued and unpaid interest. The June 2059 Notes are not subject to repayment at the option of the holder at any time prior to maturity. As of January 31, 2025, $750,000,000 aggregate principal amount of the June 2059 Notes was outstanding.

The December 2059 Notes

We issued $800,000,000 aggregate principal amount of the December 2059 Notes on December 11, 2019. The maturity date of the December 2059 Notes is December 1, 2059, and interest at a rate of 6.000% per annum is paid quarterly on March 1, June 1, September 1, and December 1 of each year, beginning on March 1, 2020, and on the maturity date. The December 2059 Notes are redeemable at our option on December 1, 2024 and on any day thereafter, in whole or in part, at 100% of their principal amount plus accrued and unpaid interest. The December 2059 Notes are not subject to repayment at the option of the holder at any time prior to maturity. As of January 31, 2025, $800,000,000 aggregate principal amount of the December 2059 Notes was outstanding.

The 2062 Notes

We issued $600,000,000 aggregate principal amount of the 2062 Notes on August 15, 2022. The maturity date of the 2062 Notes is August 15, 2062, and interest at a rate of 6.500% per annum is paid quarterly on February 15, May 15, August 15, and November 15 each year, beginning on November 15, 2022, and on the maturity date. The 2062 Notes are redeemable at our option on August 15, 2027, and on any day thereafter, in whole or in part, at 100% of their principal amount plus accrued and unpaid interest. The 2062 Notes are not subject to repayment at the option of the holder at any time prior to maturity. As of January 31, 2025, $600,000,000 aggregate principal amount of 2062 Notes was outstanding.

General

The Indenture does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

The debt securities are our unsecured obligations. Senior debt securities rank equally with our other unsecured and unsubordinated indebtedness (parent company only).

Principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds. The Indenture does not contain any provisions that give debtholders protection in the event we issue a large amount of debt or we are acquired by another entity.

Limitation on Liens

The Indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction does not permit us to have or guarantee any debt that is secured by (1) any of our principal U.S. plants or (2) the stock or debt of any of our subsidiaries that own or lease one of these plants. This restriction does not apply until the total amount of our secured debt plus the discounted value of the amount of rent we must pay under sale and leaseback transactions involving principal U.S. plants exceeds 5% of our consolidated net tangible automotive assets. This restriction also does not apply to any of the following:

- liens of a company that exist at the time such company becomes our subsidiary;
- liens in our favor or in the favor of our subsidiaries;
- certain liens given to a government;
- liens on property that exist at the time we acquire the property or liens that we give to secure our paying for the property; and
- any extension or replacement of any of the above.

Limitation on Sales and Leasebacks

The Indenture prohibits us from selling and leasing back any principal U.S. plant for a term of more than three years. This restriction does not apply if:

- we could create secured debt in an amount equal to the discounted value of the rent to be paid under the lease without violating the limitation on liens provision discussed above;
- the lease is with or between any of our subsidiaries; or
- within 120 days of selling the U.S. plant, we retire our funded debt in an amount equal to the net proceeds from the sale of the plant or the fair market value of the plant, whichever is greater.

Merger and Consolidation

The Indenture prohibits us from merging or consolidating with any company, or selling all or substantially all of our assets to any company, if after we do so the surviving company would violate the limitation on liens or the limitation on sales and leasebacks discussed above. This does not apply if the surviving company secures the debt securities on an equal basis with the other secured debt of the company.

Events of Default and Notice Thereof

The Indenture defines an "Event of Default" as being any one of the following events:

- failure to pay interest for 30 days after becoming due;
- failure to pay principal or any premium for five business days after becoming due;
- failure to make a sinking fund payment for five days after becoming due;
- failure to perform any other covenant applicable to the debt securities for 90 days after notice;
- certain events of bankruptcy, insolvency or reorganization; and
- any other Event of Default provided in the prospectus supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture.

If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration.

The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term "default" includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders.

Annually, we must send to the Trustee a certificate describing any existing defaults under the Indenture.

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture.

Defeasance and Covenant Defeasance

We have two options to discharge our obligations under a series of debt securities before their maturity date. These options are known as "defeasance" and "covenant defeasance". Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities we will not have to comply with the covenants described above under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation.

To elect either defeasance or covenant defeasance for any series of debt securities, we must deposit with the Trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the defeasance or covenant defeasance debtholders will not be required to recognize income, gain or loss for federal income tax purposes and debtholders will be subject to federal income tax on the same amounts, in the same manner and at the same times as if the defeasance or covenant defeasance had not occurred. For defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date the debt securities were issued. We must also meet other conditions, such as there being no Events of Default. The amount deposited with the Trustee can be decreased at a later date if in the opinion of a nationally recognized firm of independent public accountants the deposits are greater than the amount then needed to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid.

Our obligations relating to the debt securities will be reinstated if the Trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an Event of Default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time, using the deposits held in trust or other money.

Modification of the Indenture

With certain exceptions, our rights and obligations and debtholders' rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against debtholder without debtholders' consent.

Global Securities

The debt securities of each series has been issued in the form of one or more global certificates which have been deposited with The Depository Trust Company, New York, New York ("DTC"), which acts as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if debtholders wish to own debt securities that are represented by one or more global certificates, debtholders can do so only indirectly or "beneficially" through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if such debtholder is a DTC participant.

While the debt securities are represented by one or more global certificates:
- Debtholders will not be able to have the debt securities registered in their name.
- Debtholders will not be able to receive a physical certificate for the debt securities.
- Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or a debtholder's broker, bank or other financial institution fails to pass it on so that such debtholder receives it.
- Debtholders' rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between the debtholder and such debtholder's broker, bank or other financial institution, and/or the contractual arrangements a debtholder or any debtholder's broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or any debtholder's broker, bank or financial institution.
- Debtholders may not be able to sell their interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.
- Because the debt securities will trade in DTC's Same-Day Funds Settlement System, when a debtholder buys or sells interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof.

Exhibit 10-T

Ford Motor Company 2023 Long-Term Incentive Plan
(Effective as of May 1, 2023, as amended through January 1, 2025)

Article 1. Purpose

1.(a) *Purpose.* This Plan, known as the "2023 Long-Term Incentive Plan" (the "Plan"), is intended to provide an incentive to certain key employees, consultants, and advisors of Ford Motor Company (the "Company") and its subsidiaries, in order to encourage them to remain in the employ of the Company and align their interest in the Company's success. It is intended that this purpose be effected through stock awards and/or various stock-based rights with respect to shares of the Company's Common Stock (collectively, the "Plan Awards"), as provided herein, to eligible employees, consultants, and advisors ("Participants").

(b) *Company; Subsidiary; Employee.* The term "Company" when used with reference to employment shall include subsidiaries of the Company. The term "subsidiary" shall mean (i) any corporation a majority of the voting stock of which is owned directly or indirectly by the Company or (ii) any limited liability company a majority of the membership interest of which is owned, directly or indirectly, by the Company. The term "employee" shall be deemed to include any person who is an employee of any joint venture corporation or partnership, or comparable entity, in which the Company has a substantial equity interest (a "Joint Venture"), provided such person was an employee of the Company immediately prior to becoming employed by such Joint Venture. "Consultants" and "advisors" to the Company shall include consultants and advisors to subsidiaries of the Company and consultants and advisors to a Joint Venture, provided such person served as a consultant or advisor of the Company or a subsidiary immediately prior to becoming engaged by such Joint Venture.

Article 2. Administration

2.(a) *Compensation, Talent and Culture Committee.* The Compensation, Talent and Culture Committee of the Company's Board of Directors (the "Committee") shall administer the Plan and perform such other functions as are assigned to it under the Plan. The Committee is authorized, subject to the provisions of the Plan, from time to time to establish such rules and regulations as it may deem appropriate for the proper administration of the Plan, and to make such determinations under, and such interpretations of, and to take such steps in connection with, the Plan and the Plan Awards as it may deem necessary or advisable, in each case in its sole discretion.

(b) *Delegation of Authority.* To the extent permitted by applicable law, the Committee may delegate any or all of its powers and duties under the Plan, including, but not limited to, its authority to grant waivers pursuant to Articles 8 and 9, to one or more other committees, sub-committees or officers of the Company, pursuant to such conditions or limitations as the Committee may establish; provided, however, that the Committee shall not delegate its authority to (1) act on matters affecting any Participant who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the liability provisions of Section 16(b) of the Exchange Act (any such Participant being called a

"Section 16 Person") or (2) amend or modify the Plan pursuant to the provisions of paragraph (b) of Article 15. No member of the Committee or any committee or other person operating pursuant to authority delegated by the Committee may approve the issuance of any Plan Awards to themselves.

(c) *Eligibility.* The following individuals may be designated by the Committee as a Participant from time to time: (i) a person who serves or is employed as an officer or other employee of the Company or its subsidiaries, (ii) a consultant or advisor who provides bona fide services to the Company or its subsidiaries and meets the definition of "employee" under Form S-8 and (iii) any other person designated by the Committee for a Plan Award.

Article 3. Stock Available for Plan Awards

3.(a) *Stock Subject to Plan.* The stock to be subject to or related to Plan Awards shall be shares of the Company's Common Stock of the par value of $.01 per share ("Stock") and may be either authorized and unissued or held in the treasury of the Company. The maximum number of shares of Stock with respect to which Plan Awards may be granted under the Plan, subject to adjustment in accordance with the provisions of Article 12, in each calendar year during any part of which the Plan is in effect shall be 2% of the total number of issued shares of Stock as of December 31 of the calendar year immediately preceding such year (the number of shares determined by application of such percentage in any calendar year being called the "2% Limit" for such year); provided, however, that such percentage may be increased to up to 3% in any one or more calendar years, in which event the excess over 2% in any such calendar year shall reduce by a like number the aggregate number of shares that otherwise would have been available for Plan Awards pursuant to this paragraph (a) and paragraph (c) of this Article 3 in subsequent calendar years during the term of the Plan, in inverse order commencing with the year 2028.

(b) *Computation of Stock Available for Plan Awards.* For the purpose of computing the total number of shares of Stock remaining available for Plan Awards at any time in each calendar year during which the Plan is in effect, there shall be debited against the total number of shares determined to be available pursuant to paragraphs (a) and (c) of this Article 3 (i) the maximum number of shares of Stock subject to issuance upon exercise of Options (as defined below) granted in such year, (ii) the maximum number of shares of Stock or Restricted Stock Units (as defined below) that may be granted as Final Awards (as defined below) for PSUs (as defined below) granted in such calendar year, and (iii) the number of shares of Stock related to Other Stock-Based Awards (as defined below) granted in such year, as determined by the Committee in each case as at the dates on which such Plan Awards were granted.

(c) *Unused, Forfeited and Reacquired Shares.* Any unused portion of the 2% Limit for any calendar year shall be carried forward and shall be made available for Plan Awards in succeeding calendar years; provided, however that for any given calendar year only that portion of the unused 2% Limit from the previous year shall carryover so that the total number of shares available from the carryover of the unused 2% Limit from all previous years pursuant to this paragraph (c) shall not exceed 100 million shares of Stock for any given year. In addition, the shares involved in the unexercised or undistributed portion of any terminated, expired or

2

forfeited Plan Award (including, without limitation, the shares debited under paragraph (b) of this Article 3 that are not included in the related Final Award) also shall be made available for further Plan Awards. Any shares of Stock made available for Plan Awards pursuant to this paragraph (c) shall be in addition to the shares available pursuant to paragraph (a) of this Article 3.

Article 4. Performance Stock Units and Final Awards

4.(a) *Grant of Performance Stock Units.* The term "Performance Stock Unit" or "PSU" shall mean the right to receive, without payment to the Company, up to the number of Restricted Stock Units or shares of Stock described therein, subject to the terms and provisions of the PSU and the Plan. The term "Restricted Stock Unit" shall mean the right to receive, without payment to the Company, one share of Stock upon expiration of the applicable restriction period, subject to the terms and conditions of the award and the Plan. The Committee, at any time and from time to time while the Plan is in effect, may grant, or authorize the granting of, PSUs to such officers and other Participants, whether or not members of the Board of Directors, as it may select and for such numbers of shares based on such dollar amounts as it shall designate, subject to the provisions of this Article 4 and Article 3.

(b) *Terms and Provisions of PSUs.* Prior to the grant of any PSU, the Committee shall determine the terms and provisions of each PSU, including, without limitation, (i) the number of Restricted Stock Units or shares of Stock to be earned under such PSU if 100% of each of the Performance Goals is achieved (the "Target Award"), as adjusted pursuant to Article 12, (ii) one or more performance goals ("Performance Goals") based on one or more Performance Criteria (as defined below) to be used to measure performance under such PSU, (iii) the formula (the "Performance Formula") to be applied against the Performance Goals in determining the percentage (which shall not exceed 200%) of the Target Award (as adjusted pursuant to Article 12) used to determine the number of Restricted Stock Units or shares of Stock earned under such PSU, (iv) the period of time for which such performance is to be measured (the "Performance Period") and (v) the period of time, if any, during which the disposition of Restricted Stock Units or shares of Stock covered by any Final Award relating to such PSU shall be restricted as provided in paragraph (a) of Article 10 (the "Restriction Period").

The Committee may establish a minimum threshold objective for any Performance Goal for such Performance Period, which if not met, would result in no Final Award being made to any Participant with such Goal for such Period. During and after the Performance Period, but prior to the grant of a Final Award relating to any PSU granted to a Participant, the Committee may adjust the Performance Goals, Performance Formula and Target Award and otherwise modify the terms and provisions of such PSU, subject to the terms and conditions of the Plan. Each PSU shall be evidenced by a letter, an agreement or such other document as the Committee may determine. The term "Performance Criteria" shall mean one or more of the following objective business criteria established by the Committee with respect to the Company and/or any subsidiary, division, business unit or component thereof upon which the Performance Goals for a Performance Period are based: asset charge, asset turnover, automotive return on sales, capacity utilization, capital employed in the business, capital spending, cash flow, cost structure improvements, complexity reductions, customer loyalty, diversity, earnings growth, earnings per share, economic value added, environmental health and safety, facilities and tooling spending, hours per vehicle, increase in customer base, inventory turnover, market price appreciation, market share, net cash balance, net income, net income margin, net operating cash flow, operating profit margin, order to delivery time, plant capacity, process time, profits before tax, quality/customer satisfaction, return on assets, return on capital, return on equity, return on net operating assets, return on sales, revenue growth, sales margin, sales volume, total shareholder return, vehicles per employee, warranty performance to budget, variable margin, working capital, and/or any other criteria based on individual, business unit, group or Company performance selected by the Committee for the Performance Period. The Performance Criteria may be expressed in absolute terms or relate to the performance of other companies or to an index.

(c) *Final Awards*. (1) As soon as practicable following the completion of the Performance Period relating to any PSU, but not later than December 31st immediately following such completion, the Committee shall determine the percentage (which shall not exceed 200%) of the Target Award (as adjusted pursuant to Article 12) which shall be used to determine the number of Restricted Stock Units or shares of Stock to be awarded finally to the Participant who holds such PSU (the "Performance Factor"). Such number of Restricted Stock Units or shares of Stock is called the "Final Award". Each Final Award shall represent only full Restricted Stock Units or shares of Stock, and any fractional unit or share that would otherwise result from such Final Award calculation shall be disregarded. In making such determination, the Committee shall apply the applicable Performance Formula for the Participant for the Performance Period against the accomplishment of the related Performance Goals to determine the Performance Factor. The Committee may, in its sole discretion, reduce the amount of any Final Award that otherwise would be awarded to any Participant for any Performance Period. In addition, the Committee may, in its sole discretion, increase the amount of any Final Award that otherwise would be awarded to any Participant, subject to the maximum Final Award amount of 200% of the related Target Award (as adjusted pursuant to Article 12), taking into account (i) the extent to which the Performance Goals provided in such PSU was, in the Committee's sole opinion, achieved, (ii) the individual performance of such Participant during the related Performance Period and (iii) such other factors as the Committee may deem relevant, including, without limitation, any change in circumstances or unforeseen events, relating to the Company, the economy or otherwise, since the date of grant of such PSU. The Committee shall notify such Participant of such Participant's Final Award as soon as practicable following such determination.

(2) As soon as practicable following the determination of each Final Award, the Company shall credit the Restricted Stock Units or, in the case of a Final Award of shares of Stock, issue or cause to be issued shares of Stock, representing such Final Award in the name of the Participant who received such Final Award. Such Participant shall, upon the lapse of restrictions on Restricted Stock Units or upon the issuance of shares of Stock, become the holder of record of the number of shares of Stock, entitled to dividends, voting rights and other rights of a holder thereof, subject to the terms and provisions of the Plan, including, without limitation, the provisions of Articles 8, 9, 10 and 12. If the Final Award is in restricted shares of Stock, the Company may direct the transfer agent or program administrator, as the case may be, to restrict the Restricted Stock Units or shares of Stock in accordance with the terms of the Final Award.

(3) Notwithstanding the provisions of paragraphs (c)(l) and (2) of this Article 4 or any other provision of the Plan, in the case of any PSU held by a Participant who is an employee of a foreign subsidiary or foreign branch of the Company or of a foreign Joint Venture, or held by a Participant who is in any other category specified by the Committee, the Committee may specify that such Participant's Final Award shall not be represented by certificates for shares of Stock but shall be represented by rights approximately equivalent (as determined by the Committee) to the rights that such Participant would have received if certificates for shares of Stock had been issued in the name of such Participant in accordance with paragraphs (c)(l) and (2) of this Article 4 (such rights being called "Stock Equivalents"). Subject to the provisions of Article 12 and the other terms and provisions of the Plan, if the Committee shall so determine, each Participant who holds Stock Equivalents shall be entitled to receive the same amount of cash that such Participant would have received as dividends if certificates for shares of Stock had been issued in the name of such Participant pursuant to paragraphs (c)(l) and (2) of this Article 4 covering the number of shares equal to the number of shares to which such Stock Equivalents relate. Notwithstanding any other provision of the Plan to the contrary, the Stock Equivalents representing any Final Award may, at the option of the Committee, be converted into an equivalent number of shares of Stock or, upon the expiration of the applicable Restriction Period, into cash, under such circumstances and in such manner as the Committee may determine.

(4) If the Restriction Period relating to any Final Award or part thereof shall expire while the Participant who was granted such Award is employed by the Company, the shares of Stock issued in such Participant's name with respect to such Final Award or part thereof, shall be delivered to or credited to an account for such Participant as soon as practicable following the end of the Restriction Period, free of all restrictions.

(d) *Dividend Equivalents*. Unless the Committee determines otherwise at the time of grant of an award of PSUs, if dividends are paid on the Company's Common Stock, dividend equivalents shall accrue on the Target Award, denominated in additional PSUs. Notwithstanding the foregoing, the Committee may, at the time of grant of an award of PSUs, provide that dividend equivalents shall be denominated in cash or that no dividend equivalents shall accrue on the Target Award. Payment of dividend equivalents will be made on, or as soon as practical after, the date that the Final Award of the underlying PSU to which the dividend equivalents relate has been paid, and the amount of the payout shall be adjusted to equal the amount of the dividend equivalents so accrued multiplied by the Performance Factor of the underlying PSU to which the dividend equivalents relate. Any dividend equivalents to be accrued hereunder shall accrue at least annually. For purposes of designating the time and form of payments under the Plan in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, the accrual and payment of any dividend equivalents hereunder shall be treated separately from the right to receive any amount of Restricted Stock Units, shares of Stock or cash under any PSUs to which the dividend equivalents relate.

 Article 5. Restricted Stock Units, Stock and Other Stock-Based and Combination Awards

5.(a) *Grants of Restricted Stock Units, Stock and Other Stock-Based Awards and Combination Awards.* The Committee, at any time and from time to time while the Plan is in effect, may grant to such officers and other Participants, whether or not members of the Board of Directors, as it may select, Plan Awards pursuant to which Stock is or may in the future be acquired, or Plan Awards valued or determined in whole or part by reference to, or otherwise based on, Stock (including but not limited to Plan Awards denominated in the form of Restricted Stock Units, "stock units" and "time-based restricted stock units", grants of so-called "phantom stock" and options containing terms or provisions differing in whole or in part from Options granted pursuant to Article 6) (such Plan Awards being hereinafter called "Other Stock-Based Awards"). Other Stock-Based Awards may be granted either alone, in addition to, in tandem with or as an alternative to any other kind of Plan Award, grant or benefit granted under the Plan or under any other employee plan of the Company, including a plan of any acquired entity.

(b) *Terms and Conditions.* Subject to the provisions of the Plan, the Committee shall have authority to determine the time or times at which Other Stock-Based Awards shall be made, the number of shares of Stock or stock units and the like to be granted or covered pursuant to such Plan Awards (subject to the provisions of Article 3) and all other terms and conditions of such Plan Awards, including, but not limited to, whether such Plan Awards shall be payable or paid in cash, Stock or otherwise.

(c) *Consideration for Other Stock-Based Awards.* In the discretion of the Committee, any Other-Stock Based Award may be granted as a Stock bonus for no consideration other than services rendered; provided, however, that in the event an Other Stock-Based Award shall be granted to a Participant who is a Section 16 Person under which shares of Stock are or may in the future be issued for any other type of consideration, the amount of such consideration shall either be (i) equal to the amount (such as the par value of such shares) required to be received by the Company in order to assure compliance with applicable state law or (ii) equal to or greater than 50% of the fair market value of such shares on the date of grant of such Other Stock-Based Award.

(d) *Dividend Equivalents.* Unless the Committee determines otherwise at the time of grant of an award of time-based restricted stock units, if dividends are paid on the Company's Common Stock, dividend equivalents shall accrue on the time-based restricted stock units, denominated in additional time-based restricted stock units. Notwithstanding the foregoing, the Committee may, at the time of grant of an award of time-based restricted stock units, provide that dividend equivalents shall be denominated in cash or that no dividend equivalents shall accrue on the time-based restricted stock units. Additionally, the Committee may, at the time of grant of an award of any other Other Stock-Based Awards, provide that, if dividends are paid on the Company's Common Stock, dividend equivalents shall accrue on the Other Stock-Based Awards, denominated in cash or additional Other Stock-Based Awards as determined by the Committee. Payment of dividend equivalents will be made on, or as soon as practical after, the date that the underlying time-based restricted stock unit or other Other-Stock Based Award to which the dividend equivalents relate vest or are otherwise paid pursuant to their terms. Any dividend equivalents to be accrued hereunder shall accrue at least annually. For purposes of designating the time and form of payments under the Plan in accordance with Code Section 409A, and the regulations thereunder, the accrual and payment of any dividend equivalents hereunder shall be treated separately from the right to receive any amount of

Restricted Stock Units, shares of Stock or cash under any Other Stock-Based Awards to which the dividend equivalents relate.

Article 6. Options and Stock Appreciation Rights

6.(a) *Grant of Options.* (1) The Committee, at any time and from time to time while the Plan is in effect, may authorize the granting of Options to such officers and other Participants, whether or not members of the Board of Directors, as it may select from among those nominated by the Committee, and for such numbers of shares as it shall designate, subject to the provisions of this Article 6 and Article 3; provided, however, that no Option shall be granted to a Participant for a larger number of shares than the Committee shall recommend for such Participant, no ISO (as defined below) shall be granted to any Participant who is not an employee of the Company, and the aggregate number of shares that may be issued upon exercise of ISOs shall not exceed 2% of the number of shares authorized under the Company's Certificate of Incorporation at the date of adoption of the Plan (subject to adjustment in accordance with the provisions of Article 12). Each Option granted pursuant to the Plan shall be designated at the time of grant as either an "incentive stock option" ("ISO"), as such term is defined in the Code, or its successors (or shall otherwise be designated as an option entitled to favorable treatment under the Code) or as a "nonqualified stock option" ("NQO") (ISOs and NQOs being individually called an "Option" and collectively called "Options").

(2) The date on which an Option shall be granted shall be the date of authorization of such grant or such later date as may be determined at the time such grant is authorized. Any individual may hold more than one Option.

(b) *Price.* In the case of each Option granted under the Plan the option price shall be the fair market value of Stock on the date of grant of such Option; provided, however, that in the case of any Option granted to an employee of a foreign subsidiary or a foreign branch of the Company or of a foreign Joint Venture the Board of Directors may in its discretion fix an option price in excess of the fair market value of Stock on such date.

(c) *Grant of Stock Appreciation Rights.* (1) The Committee may authorize the granting of Stock Appreciation Rights (as defined below) to such Participants as are granted Options under the Plan pursuant to paragraph (a) of this Article 6. Each Stock Appreciation Right shall relate to a specific Option granted under the Plan and may be granted concurrently with the Option to which it relates or at any time prior to the exercise, termination, or expiration of such Option.

(2) The term "Stock Appreciation Right" shall mean the right to receive, without payment to the Company and as the Participant may elect, either (a) that number of shares of Stock determined by dividing (i) the total number of shares of Stock subject to the related Option (or the portion or portions thereof which the Participant from time to time elects to use for purposes of this clause (a)), multiplied by the amount by which the fair market value of a share of Stock on the day the right is exercised exceeds the option price (such amount being hereinafter referred to as the "Spread"), by (ii) the fair market value of a share of Stock on the exercise date; or (b) cash in an amount determined by multiplying (i) the total number of shares of Stock subject to the related

Option (or the portion or portions thereof which the Participant from time to time elects to use for purposes of this clause (b)), by (ii) the amount of the Spread; or (c) a combination of shares of Stock and cash, in amounts determined as set forth in clauses (a) and (b) above; provided, however, that the total number of shares which may be received upon exercise of a Stock Appreciation Right for Stock shall not exceed the total number of shares subject to the related Option or portion thereof, and the total amount of cash which may be received upon exercise of a Stock Appreciation Right for cash shall not exceed the fair market value on the date of exercise of the total number of shares subject to the related Option or portion thereof.

(3) The Committee may impose such conditions as it may deem appropriate upon the exercise of an Option or a Stock Appreciation Right, including, without limitation, a condition that the Stock Appreciation Right may be exercised only in accordance with rules and regulations adopted by the Committee from time to time.

(4) The right of a Participant to exercise a Stock Appreciation Right shall be cancelled if and to the extent the related Option is exercised. The right of a Participant to exercise an Option shall be cancelled if and to the extent that shares covered by such Option are used to calculate shares or cash received upon exercise of a related Stock Appreciation Right.

(5) The fair market value of Stock on the date of exercise of a Stock Appreciation Right shall be determined as of such exercise date.

(6) If any fractional share of Stock would otherwise be payable to a Participant upon the exercise of a Stock Appreciation Right, the Participant shall be paid a cash amount equal to the same fraction of the fair market value of the Stock on the date of exercise.

(d) *Stock Option Agreement.* Each Option and related Stock Appreciation Right shall be evidenced by a Stock Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve. Each Stock Option Agreement shall provide that the Participant shall agree to remain in the employ of the Company for such period from the date of grant of such Option or combination of Options or related Stock Appreciation Rights as shall be provided in the Stock Option Agreement; provided, however, that the Company's right to terminate the employment of the Participant at any time, with or without cause, shall not be restricted by such agreement.

(e) *Terms of Options and Stock Appreciation Rights.* Each Option and related Stock Appreciation Right granted under the Plan shall be exercisable on such date or dates, during such period, for such number of shares and subject to such further conditions as shall be determined pursuant to the provisions of the Stock Option Agreement with respect to such Option and related Stock Appreciation Right; provided, however, that a Stock Appreciation Right shall not be exercisable prior to or later than the time the related Option could be exercised; and provided, further, that in any event no Option or related Stock Appreciation Right shall be exercised beyond ten years from the date of grant of the Option.

(f) *Payment for Option Shares.* (1) Payment for shares of Stock purchased upon exercise of an Option granted hereunder shall be made in full.

(2) Unless the Committee shall provide otherwise in any form of Stock Option Agreement, any payment for shares of Stock purchased upon exercise of an Option granted hereunder may be made in cash, by delivery of shares of Stock beneficially owned by the Participant or by a combination of cash and Stock, at the election of the Participant. Any such shares of Stock so delivered shall be valued at their fair market value on the date of such exercise. The Committee shall determine whether and if so the extent to which actual delivery of share certificates to the Company shall be required.

(g) *Prohibition on Cash Buyouts for and Repricing of Options and Stock Appreciation Rights.* Subject to the provisions of Article 12 and the other terms and provisions of the Plan, no Option or Stock Appreciation Right shall be amended to reduce the option price or cancelled in exchange for cash, other awards, or Options or Stock Appreciation Rights having a lower option price without the prior approval of the shareholders of the Company. This paragraph (g) of Article 6 is intended to prohibit the re-pricing of "underwater" Options and Stock Appreciation Rights and shall not be construed to prohibit the adjustments permitted under Article 12.

Article 7. Cash Awards

7. (a) Grant of Long-Term Cash Awards. The Committee shall have the authority in its discretion to grant to eligible Participants such cash awards as deemed by the Committee to be consistent with the purposes of the Plan. Cash awards granted under the Plan may be in such amounts and subject to such terms and conditions as the Committee may determine.

(b) Notwithstanding any other provision of the Plan to the contrary, the Committee may determine to permit a Participant, other than a Section 16 Person, who is an employee of a foreign subsidiary or a foreign branch of the Company or of a foreign Joint Venture to receive cash in lieu of any Plan Award or shares of Stock that would otherwise have been granted to or delivered to such Participant under the Plan, in such amount as the Committee may determine in its sole discretion. In addition, prior to payment of any Plan Award that is otherwise payable in Stock, the Committee may determine to pay the Plan Award in whole or in part in cash of equal value. The value of such Plan Award on the date of distribution shall be determined in the same manner as the fair market value of the Stock pursuant to paragraph (b) of Article 13.

Article 8. Payment of Plan Awards and Conditions Thereon

8.(a) *Effect of Competitive Activity.* Anything contained in the Plan to the contrary notwithstanding, if the employment of any Participant shall terminate, for any reason other than death, while any Plan Award to such Participant is outstanding hereunder, and such Participant has not yet received the Stock covered by such Plan Award or otherwise received the full benefit of such Plan Award, such Participant, if otherwise entitled thereto, shall receive such Stock or benefit only if, during the entire period from the date of such Participant's termination to the date of such receipt, such Participant shall have earned out such Plan Award by (i) making himself or herself available, upon request, at reasonable times and upon a reasonable basis, to consult with, supply information to and otherwise cooperate with the Company or any subsidiary thereof with respect to any matter that shall have been handled by him or her or under his or her supervision while he or she was in the employ of the Company or of any subsidiary thereof, and (ii) refraining from engaging in any activity that is directly or indirectly in competition with any activity of the Company or any subsidiary thereof.

(b) *Nonfulfillment of Competitive Activity Conditions: Waivers Under the Plan.* In the event of a Participant's nonfulfillment of any condition set forth in paragraph (a) of this Article 8 such Participant's rights under any Plan Award shall be forfeited and cancelled forthwith; provided, however, that the nonfulfillment of such condition by a Participant who at any time shall have been a Section 16 person may at any time (whether before, at the time of or subsequent to termination of employment) be waived by the Committee upon its determination that in its sole judgment there shall not have been and will not be any substantial adverse effect upon the Company or any subsidiary thereof by reason of the nonfulfillment of such condition. With respect to any other Participant, such waiver may be granted by the Committee or any delegee of the Committee upon its determination that in its sole judgment there shall not have been and will not be any substantial adverse effect upon the Company or any subsidiary thereof by reason of the nonfulfillment of such condition.

(c) *Effect of Inimical Conduct.* Anything contained in the Plan to the contrary notwithstanding, all rights of a Participant under any Plan Award shall cease on and as of the date on which it has been determined by the Committee that such Participant at any time (whether before or subsequent to termination of such Participant's employment) acted in a manner inimical to the best interests of the Company or any subsidiary thereof.

(d) *Tax and Other Withholding.* Prior to any distribution of cash, Stock or Other Stock-Based Awards (including payments under paragraph (d) of Article 4) to any Participant, appropriate arrangements (consistent with the Plan and any rules adopted hereunder) shall be made for the payment of any taxes and other amounts required to be withheld by federal, state, or local law. The Company has no duty to design its compensation policies in a manner that minimizes an individual's tax liabilities, including tax liabilities arising as a result of any distribution of cash, Stock or Other Stock-Based Awards (including payments under paragraph (d) of Article 4 and paragraph (d) of Article 5) under the Plan. No claim shall be made against the Plan relating to tax liabilities arising from employment with the Company and/or any compensation or benefit arrangements sponsored or maintained by the Company, including this Plan.

(e) *Substitution.* The Committee, in its sole discretion, may substitute a Plan Award (except ISOs) for another Plan Award or Plan Awards of the same or different type.

(f) *Recoupment.* Notwithstanding any other provision herein, Plan Awards (including any Shares or other amounts, property or benefits arising from Plan Awards) shall be subject to any recoupment, "clawback" or similar provisions of applicable law, as well as any recoupment or "clawback" policies of the Company that may be in effect from time to time.

Article 9. Effect of Termination of Service on Plan Awards

9.(a) *Effect of Termination of Service on Plan Awards*. Subject to the provisions of Article 8, and unless otherwise determined by the Committee in its sole discretion and as may be determined in any individual case, the provisions of this Article 9 shall apply with respect to a Participant's Plan Awards upon such Participant's Termination of Service unless the applicable Stock Option Agreement or other agreement or document relating to any Plan Award specifies otherwise or local law or regulation requires otherwise. Notwithstanding anything to the contrary herein, except in the case of Termination of Service due to death, all unvested Plan Awards that are subject to a retention period specified in any agreement relating to such Plan Award shall be forfeited and cancelled at the time of Termination of Service if that Termination of Service occurs before the applicable retention period has been met.

(b) *Definitions.* For purposes of this Article 9, the following terms shall have the following meanings:

(1) "Termination of Service" shall mean the cessation of a Participant's employment or service relationship with the Company or a subsidiary or Joint Venture such that the Participant is determined by the Company to no longer be an employee, consultant or advisor of the Company, a subsidiary or a Joint Venture, as applicable; *provided, however*, that, unless the Company determines otherwise, such cessation of the Participant's employment or service relationship with the Company, a subsidiary or a Joint Venture, where the Participant's employment or services for the Company continues at another subsidiary or Joint Venture, shall not be deemed a cessation of employment or service that would constitute a Termination of Service; *provided, further*, that a Termination of Service shall be deemed to occur for a Participant employed by a subsidiary or Joint Venture when the subsidiary or Joint Venture ceases to be a subsidiary or Joint Venture unless such Participant's employment or service continues with the Company or another subsidiary or Joint Venture.

(2) "Retirement" shall mean (a) for a U.S. Participant hired or rehired prior to January 1, 2004, that the Participant has met the minimum age and service requirements for early or normal retirement under the Company's General Retirement Plan, (b) for a U.S. Participant hired or rehired on or after January 1, 2004, that the Participant is at least age 55 with ten or more years of continuous service or is age of 65 or older with five or more years of continuous service and (c) for a non-U.S. Participant, that the Participant has met the requirements for "Retirement" as determined by the Company or law for the applicable region.

(3) "Six-Month Requirement" shall mean (a) in the case of PSUs, that the Participant has remained in the employ of, or in a service relationship with, the Company until the later of (i) the date of expiration of the period of six months following the commencement of the applicable Performance Period (or such other period as the Committee may specify) or (ii) the date six months following the applicable date of grant; (b) in the case of Plan Awards other than PSUs, Options and Stock Appreciation Rights, that the Participant has remained in the employ of, or in a service relationship with, the Company until at least the date six months following the applicable date of grant and (c) in the case of Options and Stock Appreciation Rights, that the Participant has remained in the employ of, or in a service relationship with, the Company for six

months following the date of the applicable Stock Option Agreement under the Plan between such Participant and the Company.

(c) *Effect of Termination of Service on PSUs, Restricted Stock Units and Other Stock-Based Awards.*

(1) *Termination of Service by Death or Death Following Termination of Service.* All unvested Restricted Stock Units and Other Stock-Based Awards that are subject only to time-based vesting and that have met the Six-Month Requirement and are held by a Participant at the time of death, shall immediately vest, except to the extent that the Committee decides to prorate any unvested Restricted Stock Unit or Other Stock-Based Award based on the number of full months that the Participant was employed during the applicable vesting period. All unvested PSUs that have met the Six-Month Requirement and are held by a Participant at the time of death shall remain in effect, except to the extent that the Committee decides to prorate any Final Award or unvested Plan Award based on the number of full months that the Participant was employed during the applicable Performance Period or vesting period. Such Plan Awards, and any related shares of Stock awarded to the Participant but not yet issued, and any such shares thereafter issuable with respect to such Plan Award, shall be transferred or issued and delivered to the beneficiary designated pursuant to Article 11 or, if no such designation is in effect, to the executor or administrator of the estate of such Participant, free of all restrictions. All PSUs, Restricted Stock Units and Other Stock-Based Awards that have not met the Six-Month Requirement at the time of the Participant's death shall be forfeited and cancelled.

(2) *Termination of Service by Retirement or Disability.* All unvested PSUs, Restricted Stock Units and Other Stock-Based Awards that have met the Six-Month Requirement, are not subject to retention requirements, and are held by a Participant at the time of Retirement or Termination of Service due to disability shall remain unaffected, and vest or receive Final Awards in accordance with the applicable Plan Award's normal schedule, except to the extent that the Committee decides to prorate any Final Award or unvested Plan Award based on the number of full months that the Participant was employed during the applicable performance period or vesting period. All PSUs, Restricted Stock Units and Other Stock-Based Awards that have not met the Six-Month Requirement at the time of the Participant's Retirement shall be forfeited and cancelled.

(3) *Termination of Service by Sale or Other Disposition.* In the event of a Participant's Termination of Service by reason of a sale or other disposition (including, without limitation, a transfer to a Joint Venture) of the division, operation or subsidiary in which such Participant was employed or to which such Participant was assigned, all unvested PSUs, Restricted Stock Units and Other Stock-Based Awards that were granted at least three months prior to the Termination of Service, and any shares of Stock or Restricted Stock Units issued or credited in the name of such Participant as a Final Award relating to PSUs that were granted at least three months prior to the Termination of Service, shall remain unaffected, and vest or receive Final Awards in accordance with the applicable Plan Award's normal schedule, except to the extent that the Committee decides to prorate a Final Award or unvested Plan Award based on the number of full months that the Participant was employed during the applicable Performance Period or vesting

period. All PSUs, Restricted Stock Units and Other Stock-Based Awards that were granted less than three months prior to the Termination of Service by sale or other disposition shall be forfeited and cancelled.

(4) *Other Terminations of Service.* In the event of a Participant's Termination of Service for any reason not specified in paragraphs (c)(1), (2) or (3) of this Article 9, regardless of the reason for such Termination of Service and regardless of whether such termination is with or without cause and voluntary or involuntary, all unvested or unissued Plan Awards (including any PSUs that remain in a Performance Period) shall be forfeited and cancelled unless the Committee shall grant an appropriate waiver.

(d) *Effect of Termination of Service on Options and Stock Appreciation Rights.*

(1) *Termination of Service by Reason of Retirement, Disability or Death.* In the event of a Participant's Termination of Service by reason of Retirement, disability or death, if the Six-Month Requirement is met, all such Participant's rights under any applicable Stock Option Agreement shall continue in effect or continue to accrue for the period ending on the date ten years from the date of grant of any Option (or such shorter period as the Committee may specify), subject to any limitations on the exercise of such rights in effect at the date of exercise and, in the event of the Participant's death prior to such date, to the provisions of paragraph (d)(5) of this Article 9.

(2) *Termination of Service by Sale or Disposition.* If a Participant's employment with the Company shall be terminated at any time by reason of a sale or other disposition (including, without limitation, a transfer to a Joint Venture) of the division, operation or subsidiary in which such Participant was employed or to which such Participant was assigned, all such Participant's rights under any Option and any related Stock Appreciation Right granted to him or her shall continue in effect, and all such Participant's rights under such Options shall become immediately vested, and continue to accrue until the date five years after the date of such termination or such earlier or later date as the Committee may specify (but not later than the date ten years from the date of grant of any Option), provided such Participant shall satisfy both of the following conditions: (a) such Participant, at the date of such termination, had remained in the employ of the Company for at least three months following the grant of such Option and Stock Appreciation Right, and (b) such Participant continues to be or becomes employed in such division, operation or subsidiary following such sale or other disposition and remains in such employ until the date of exercise of such Option or Stock Appreciation Right (unless the Committee shall waive this condition (b)).

Upon termination of such Participant's employment with such (former) division, operation or subsidiary following such sale or other disposition, any then existing right of such Participant to exercise any such Option or Stock Appreciation Right shall be subject to the following limitations: (x) if such Participant's employment is terminated by reason of disability, death or Retirement, such Participant's rights shall continue as provided in the preceding sentence with the same effect as if his or her employment had not terminated; (y) if such Participant's employment is terminated by reason of discharge, release in the best interest of the Company or voluntary quit, such Participant's rights shall terminate on the date of such termination of employment and all rights under such Option and Stock Appreciation Right shall cease; and (z) if such Participant's employment is terminated for any reason other than a reason set forth in the preceding clauses (x) and (y), such Participant shall have the right, within three months after such termination, to exercise such Option or Stock Appreciation Right to the extent that it or any installment thereof shall have accrued at the date of such termination and shall not have been exercised, subject in the case of any such termination to any limitations on the exercise of such Option and Stock Appreciation Right in effect at the date of exercise.

(3) *Termination of Service by Reason of Discharge, Release in the Best Interest of the Company, or Voluntary Quit.* If a Participant's employment with the Company shall be terminated at any time by reason of discharge, release in the best interest of the Company or voluntary quit, the Participant's right to exercise such Option or Stock Appreciation Right shall terminate on the date of such termination of employment and all rights thereunder shall cease.

(4) *Other Terminations of Service.* If, on or after the date that any Option or Stock Appreciation Right shall first have become exercisable, a Participant's employment with the Company shall be terminated for any reason not specified in paragraphs (d)(1), (2) or (3) of this Article 9, such Participant shall have the right, within three months after such termination, to exercise such Option or Stock Appreciation Right to the extent that it or any installment thereof shall have accrued at the date of such termination of employment and shall not have been exercised, subject to any limitations on the exercise of such Option or Stock Appreciation Right in effect at the date of exercise.

(5) *Death after Termination of Service.* If a Participant shall die within the applicable period specified in paragraph (d)(1), (2), or (4) of this Article 9, the beneficiary designated pursuant to Article 11 or, if no such designation is in effect, the executor or administrator of the estate of the decedent or the person or persons to whom the Option or Stock Appreciation Right shall have been validly transferred by the executor or administrator pursuant to will or the laws of descent and distribution shall have the right within the same period of time as the period during which the Participant would have been entitled to exercise such Option or Stock Appreciation Right (except that (a) in the case of a Participant to whom paragraph (d)(4) of this Article 9 applies, such Participant's Option or Stock Appreciation Right may be exercised only to the extent that it or any installment thereof shall have accrued at the date of death and shall not have been exercised; and (b) the period of time within which any Option or Stock Appreciation Right shall be exercisable following the date of the Participant's death shall not be less than one year (unless the Option by its terms expires earlier)), subject to the provision that no Option or related Stock Appreciation Right shall be exercised under any circumstances beyond ten years from the date of grant of such Option, and to any other limitation on the exercise of such Option or Stock Appreciation Right in effect at the date of exercise. No transfer of an Option or Stock Appreciation Right by the Participant, other than by filing a written designation of beneficiary pursuant to Article 11, shall be effective to bind the Company unless the Company shall have been furnished with written notice of such transfer and a copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer. No transfer shall be effective without the acceptance by the designated beneficiary or other transferee of the terms and conditions of such Option or Stock Appreciation Right.

(e) *Waiver of Forfeiture and Cancellation Provisions.* With respect to any Participant who at any time shall have been a Section 16 person, a waiver of any forfeiture or cancellation provision in this Article 9 may be granted by the Committee upon its determination that in its sole judgment there shall not have been and will not be any substantial adverse effect upon the Company or any subsidiary thereof by reason of the applicable Termination of Service. With respect to any other Participant, such waiver may be granted by the Committee or any delegee of the Committee upon its determination that in its sole judgment there shall not have been and will not be any substantial adverse effect upon the Company or any subsidiary thereof by reason of the applicable Termination of Service.

Article 10. Non-Transferability of Plan Awards; Restrictions on Disposition and Exercise of Plan Awards

10.(a) *Restrictions on Transfer of Rights or Final Awards.* (i) No PSU or (ii) until the expiration of the applicable Restriction Period, no shares of Stock or Restricted Stock Units covered by any Final Award determined under paragraph (c) of Article 4, shall be transferred, pledged, assigned or otherwise disposed of by a Participant, except as permitted by the Plan, without the consent of the Committee, otherwise than by will or the laws of descent and distribution; provided, however, that the Committee may permit, on such terms as it may deem appropriate, use of Stock included in any Final Award as partial or full payment upon exercise of an Option under the Plan or a stock option under any other stock option plan of the Company prior to the expiration of the Restriction Period relating to such Final Award.

(b) *Restrictions on Transfer of Options or Stock Appreciation Rights.* Unless the Committee determines otherwise, no Option or related Stock Appreciation Right shall be transferable by a Participant otherwise than by will or the laws of descent and distribution, and during the lifetime of a Participant the Option or Stock Appreciation Right shall be exercisable only by such Participant or such Participant's guardian or legal representative.

(c) *Restrictions on Transfer of Certain Other Stock-Based Awards.* Unless the Committee determines otherwise, no Other-Stock Based Award which constitutes an option or similar right shall be transferable by a Participant otherwise than by will or the laws of descent and distribution, and during the lifetime of a Participant any such Other-Stock Based Award shall be exercisable only by such Participant or such Participant's guardian or legal representative.

Article 11. Designation of Beneficiaries

11. Anything contained in the Plan to the contrary notwithstanding, a Participant may file with the Company or its designee a written designation of a beneficiary or beneficiaries under the Plan (subject to applicable law and such limitations as to the classes and number of beneficiaries and contingent beneficiaries and such other limitations as the Committee from time to time may prescribe), subject to the provisions of Article 9. A Participant may designate as beneficiary or beneficiaries under the Plan a person or persons on any beneficiary designation form approved by the Company or its designee. A Participant may from time to time revoke or change any such designation of beneficiary. Any designation of beneficiary under the Plan shall be controlling over any other disposition, testamentary or otherwise; provided, however, that if the Committee shall be in doubt as to the entitlement of any such beneficiary to any PSU, Final Award, Option, Stock Appreciation Right or Other Stock-Based Award, the Committee may determine to recognize only the legal representative of such Participant, in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone. In the event of the death of any Participant, the term "Participant" as used in the Plan shall thereafter be deemed to refer to the beneficiary designated pursuant to this Article 11 or, if no such designation is in effect, the executor or administrator of the estate of such Participant, unless the context otherwise requires.

Article 12. Merger, Consolidation, Stock Dividends, Etc.

12.(a) *Adjustments.* In the event of any merger, consolidation, reorganization, stock split, stock dividend or other event affecting Stock, an appropriate adjustment shall be made in the total number of shares available for Plan Awards and in all other provisions of the Plan that include a reference to a number of shares, and in the numbers of shares covered by, and other terms and provisions of, outstanding Plan Awards.

(b) *Committee Determinations.* The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Committee in its sole discretion. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to a Plan Award.

Article 13. Acceleration of Payment, Modification of Plan Awards and Fair Market Value of Plan Awards

13.(a) *Acceleration of Payment, Modification of Plan Awards.* Notwithstanding any other provision of the Plan, the Committee, in the event of the death of a Participant or in any other circumstance, may accelerate distribution of any Plan Award in its entirety or in a reduced amount, in cash or in Stock, or modify any Plan Award, in each case on such basis and in such manner as the Committee may determine in its sole discretion.

(b) *Fair Market Value.* The term "fair market value" shall mean the fair market value of the Stock on a particular day, as determined by the Committee as follows: (i) the closing price at which Stock shall have been reported on the New York Stock Exchange or, if no sales of Stock occur on the date in question, the closing price on the last preceding date on which there was a sale of the Stock on such market, (ii) if the Stock is not listed on the New York Stock Exchange but is traded on another national securities exchange or in an over-the-counter market, the last sales price (or, if there is no last sales price reported, the average of the closing bid and asked prices) for the Stock on that particular date, or on the last preceding date on which there was a sale of Stock on that exchange or market: or (iii) if the Stock is neither listed on a national securities exchange nor traded in an over-the-counter market, the price as determined in good faith by the Committee

Article 14. Rights as a Stockholder

14. A Participant shall not have any rights as a stockholder with respect to any share covered by any Plan Award until such Participant shall have become the holder of record of such share.

Article 15. Term, Amendment, Modification, Termination of the Plan, and Code Section 409A

15.(a) *Term.* The Plan shall terminate on May 1, 2028, except with respect to Plan Awards then outstanding.

(b) *Amendment, Modification and Termination.* The Board of Directors, upon recommendation of the Committee, at any time may amend, modify or terminate the Plan, and the Committee at any time may amend or modify the Plan; provided, however, that no such action of the Board of Directors or the Committee, without approval of the stockholders, may (a) increase the total number of shares of Stock with respect to which Plan Awards may be granted under the Plan, (b) extend the term of the Plan as set forth in paragraph (a) of this Article 15, (c) permit any member of the Committee or any committee or other person operating pursuant to authority delegated by the Committee to approve the issuance of any Plan Awards to themselves, (d) delete or limit the prohibition against cash buyouts for or repricing of Options or Stock Appreciation Rights contained in paragraph (g) of Article 6, or (e) otherwise modify the Plan in a manner that requires approval of the stockholders under applicable law or the rules of the New York Stock Exchange, or any other stock market or exchange on which the Stock is principally quoted or traded.

(c) *Code Section 409A.* All Plan Awards are intended to be exempt from, or in compliance with, Code Section 409A, and the regulations issued thereunder, and the Plan is to be construed accordingly. The Company reserves the right to take such action as the Company deems necessary or desirable to ensure Plan Awards are exempt from, or comply with, as applicable, Code Section 409A, and the regulations issued thereunder. Notwithstanding the foregoing, any employee or beneficiary receiving a distribution of cash, Stock, or Other Stock-Based Award shall be responsible for any taxes related to such distribution, including any taxes under Code Section 409A.

Article 16. Indemnification and Exculpation

16.(a) *Indemnification.* Each person who is or shall have been a member of the Board of Directors or of the Committee or of any committee of the Board of Directors administering the Plan or of any committee appointed by the foregoing committees shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be or become a party or in which such person may be or become involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof (with the Company's written approval) or paid by such person in satisfaction of a judgment in any such action, suit or proceeding, except a judgment in favor of the Company based upon a finding of such person's lack of good faith; subject, however, to the condition that, upon the institution of any claim, action, suit or proceeding against such person, such person shall in writing give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's behalf. The foregoing right of indemnification shall not be exclusive of any other right to which such person may be entitled as a matter of law or otherwise, or any power that the Company may have to indemnify or hold such person harmless.

(b) *Exculpation.* Each member of the Board of Directors or of the Committee or of any committee of the Board of Directors administering the Plan or any committee appointed by the foregoing committees, and each officer and employee of the Company, shall be fully justified in relying or acting in good faith upon any information furnished in connection with the administration of the Plan by any appropriate person or persons other than such person. In no event shall any person who is or shall have been a member of the Board of Directors or of the Committee or of any committee of the Board of Directors administering the Plan or of any committee appointed by the foregoing committees, or an officer or employee of the Company, be held liable for any determination made or other action taken or any omission to act in reliance upon any such information, or for any action (including the furnishing of information) taken or any failure to act, if in good faith.

Article 17. Expenses of Plan

17. The entire expense of offering and administering the Plan shall be borne by the Company and its participating subsidiaries.

Article 18. Finality of Determinations

18. Each determination, interpretation, or other action made or taken pursuant to the provisions of the Plan by the Board of Directors or the Committee or any committee of the Board of Directors administering the Plan or any committee appointed by the foregoing committees shall be final and shall be binding and conclusive for all purposes and upon all persons, including, but without limitation thereto, the Company, the stockholders, the Committee and each of the

members thereof, and the directors, officers, and employees of the Company and its subsidiaries, the Participants, and their respective successors in interest.

Exhibit 19



FORD MOTOR COMPANY INSIDER TRADING POLICY

(As of October 9, 2024)

We do not trade in securities whenever we are aware of material, nonpublic information that we learn through our position at the Company.

Policy Statement

It is the policy of Ford Motor Company and its affiliates to comply with all applicable securities laws and regulations. Ford has important responsibilities to establish controls to ensure compliance with such laws and regulations. It must take steps to ensure that material, nonpublic information about its and its affiliates' business is kept confidential. When the appropriate time comes to release material information to the public, Ford must release such information in a responsible and lawful manner.

Ford must also establish controls to prevent trading on "inside" or material, nonpublic information. It is essential that directors, officers, and employees understand their roles in ensuring that Ford meets these responsibilities by observing The Ford Motor Company Insider Trading Policy.

Definitions

Ford or the Company

Ford or the Company means Ford Motor Company and its affiliates. Throughout this Policy, references to securities of Ford or the Company refer to any securities issued by Ford or its affiliates.

Officer

Officer means an officer of Ford as designated by the Board of Directors.

Hedging

Hedging includes the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Ford common stock.

Trading Blackout Period

A Trading Blackout Period is a period of time during which directors, officers, and certain employees are prohibited from trading in securities issued by Ford, unless special permission is granted by the Office of the General Counsel.

Trading Blackout Periods are specified by the chief executive officer, the chief financial officer, or the general counsel and occur quarterly and at other times as the chief executive officer, the chief financial officer, or the general counsel deem appropriate.

Trading Blackout Period Participants

Trading Blackout Period Participants are (1) directors of Ford, (2) executive officers who have been designated by the Board of Directors as being subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 (together with the directors of Ford, the "Section 16 Reporting Persons"), (3) employees at or above Leadership Level 1, and (4) all other persons falling within the categories set forth in Appendix D.

Insider Trading

Insider trading is buying or selling securities "on the basis of" material, nonpublic information about Ford by anyone who has a fiduciary or other relationship of trust and confidence with the Company, such as a director, officer, or employee, or an outside advisor, friend, or family member who has been "tipped" by the director, officer or employee. Buying or selling securities "on the basis of" material, nonpublic information means that the person or entity buying or selling securities is *aware* of the information at the time of purchase or sale.

Material, Nonpublic Information

Information is material if there is a substantial likelihood that, considering the surrounding facts and circumstances, a reasonable investor would consider that information important to an investment decision.

Information is deemed to be nonpublic until it has been disseminated by a method that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public, usually by means of a press release, Form 8-K, 10-Q, or 10-K filed with the Securities and Exchange Commission ("SEC"), or any other Regulation FD compliant method, and that information has been absorbed by the public.

Policy

Policy means The Ford Motor Company Insider Trading Policy.

Rule 10b5-1 Trading Plan

A Trading Plan is a preset contract, instruction, or a written plan regarding the purchase or sale of securities pursuant to the requirement of the SEC's Rule 10b5-1(c).

General Policy

Prohibition on Trading in Ford Securities on the Basis of Material, Nonpublic Information

Ford's directors, officers, and employees are prohibited from trading in securities of the Company or its affiliates on the basis of material, nonpublic information about Ford. Directors, officers, and employees of Ford are also prohibited from assisting others, including "tipping," to trade in Ford securities on the basis of material, nonpublic information. The prohibition against insider trading also applies to the following:

- directors, officers and all other domestic and international employees of the Company and its affiliates, and other people who gain access to Company inside information, including contractors and consultants;

- the spouses, domestic partners, minor children (even if financially independent) of such directors, officers or employees;

- anyone to whom Company directors, officers or employees provide significant financial support; and

- any entity or account over which the directors, officers, employees, or the people listed in the foregoing bullets, have or share the power, directly or indirectly, to make investment decisions (whether or not they have a financial interest in the entity or account) and those entities or accounts established or maintained by them with their consent or knowledge and in which they have a direct or indirect financial interest.

Ford may repurchase its own previously issued securities in accordance with the redemption terms of such securities and may issue or repurchase its own securities in compliance with all relevant securities laws, consistent with advice of counsel. The Global Trading Department maintains procedures related to the issuance and repurchase of shares consistent with this policy.

This prohibition and the other provisions of this policy do not apply to your election to satisfy tax-withholding requirements on such vested RSUs by having a number of shares withheld.

Prohibition on Trading in Securities of Other Companies on the Basis of Material, Nonpublic Information

Ford directors, officers, and employees who, in the course of their work, learn of material, nonpublic information about another company are prohibited from trading in the securities of such other company. Such individuals are required to maintain the confidentiality of material, nonpublic information until it has been broadly disseminated to the public or until the information is no longer material.

Safeguarding Material, Nonpublic Information

Confidentiality

All directors, officers, and employees of Ford are required to maintain the confidentiality of material, nonpublic information about the Company until such information has been broadly disseminated to the public or until the information is no longer material.

Such individuals are also personally responsible for ensuring that members of their immediate families and households maintain the confidentiality of any material, nonpublic information they may gain from you, and do not trade on the basis of such information.

Hedging by Officers and Directors

Certain forms of hedging or monetization transactions, such as forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow an officer to continue to own Ford common stock, but without the full risks and rewards of ownership. When that occurs, the officer may no longer have the same incentives or objectives as the Company's other shareholders. Consequently, Officers are prohibited from engaging in hedging their exposure to directly or indirectly owned Ford common stock, whether obtained through compensation, open-market purchases, or otherwise. Any hedges of Ford common stock in existence at the time a person becomes an officer of Ford are grandfathered, but are prohibited from being renewed or extended.

Directors are prohibited from engaging in hedging with respect to shares received under any Stock Plan for Non-Employee Directors in effect.

Pledging by Officers and Directors

Pledges of Ford common stock by an Officer can result in the sale of shares without the consent of the officer if the obligation secured by the shares is in default, and if this occurs during a blackout period it could result in an insider trading violation by that officer. Pledges of Ford common stock in a brokerage margin account (where shares are pledged to secure a loan to buy other securities) present significant insider trading risk because the shares can be sold automatically with a decline in the stock price. In addition, the reputation of the Company, as well as officers' personal reputations, can be adversely affected if Ford common stock is sold pursuant to a defaulted obligation. Consequently, officers are prohibited from engaging in pledging directly or indirectly owned Ford common stock to secure obligations of a brokerage margin account as described above. Officers may pledge shares of Ford common stock other than in brokerage margin accounts as long as the following conditions are met: (i) only shares that exceed applicable stock ownership guidelines may be pledged and (ii) any such pledge receives the prior approval of the Chief Executive Officer and Office of the General Counsel. Any pledges of Ford common stock in existence at the time a person becomes an officer are grandfathered, but are prohibited from being renewed or extended, unless such renewal or extension complies with this policy.

Directors are prohibited from pledging any shares received under any Stock Plan for Non-Employee Directors in effect.

Prohibition on Trading During Trading Blackout Periods

Trading Blackout Period Participants are prohibited from trading in Ford securities during Trading Blackout Periods unless they have obtained special permission from the Chief Executive Officer and the Office of the General Counsel.

Preclearance of Trades by Trading Blackout Participants

In addition to the restrictions set out above, Trading Blackout Period Participants are required to preclear transactions in the securities of Ford and its affiliates with the Office of the General Counsel. Additionally, all Section 16 Officers are required to preclear sales of Ford common stock with the Chief Executive Officer. Appendix B includes the current pre-clearance request form that can be used for this purpose. Any approval will expire two business days after it is granted.

Rule 10b5-1 Trading Plans

A purchase or sale of a security made pursuant to a trading plan adopted in accordance with the SEC's Rule 10b5-1(c) shall not be deemed a violation of this Policy even if such trade takes place during a Trading Blackout Period or while the person or entity making such trade was aware of material, nonpublic information so long as such trading plan was adopted prior to the Trading Blackout Period and at a time when such person or entity was not aware of material, nonpublic information. Section 16 Reporting Persons are required to pre-clear their trading plans with the Office of the General Counsel and the Chief Executive Officer. Additionally, Section 16 Reporting Persons are required to notify the Office of the General Counsel of any modification or termination of their trading plans.

Ford is required to disclose the adoption, modification, and termination of Rule 10b5-1 Trading Plans and certain other pre-set trading arrangements by Section 16 Reporting Persons in its quarterly SEC reporting on Form 10-K and 10-Q.

General Provisions

Consequences of Violating the Policy

In addition to the serious sanctions imposed by law or regulation, employee violations of this Policy are grounds for disciplinary action, up to and including immediate termination of employment.

Approval and Implementation of the Policy

Ford Motor Company's Nominating and Governance Committee is responsible for reviewing this Policy at least annually and approving any changes.

Ford Motor Company's General Counsel is authorized to interpret this Policy and to publish materials that elaborate on its provisions, including without limitation amendments and additions to the appendices, and to delegate such authority to individuals within the Office of the General Counsel.

Exhibit 21

SUBSIDIARIES OF FORD MOTOR COMPANY AS OF JANUARY 31, 2025*

Organization	Jurisdiction
CAB East LLC	Delaware, U.S.A.
CAB West LLC	Delaware, U.S.A.
Canadian Road Credit Company	Canada
Canadian Road Leasing Company	Canada
FCE Bank plc	England
FMC Automobiles SAS	France
Ford Argentina S.C.A.	Argentina
Ford Auto Securitization Trust II	Canada
Ford Automotive Finance (China) Limited	China
Ford Bank GmbH	Germany
Ford Component Sales, L.L.C.	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2018-REV1	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2020-REV1	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2020-REV2	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2023-REV1	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2023-REV2	Delaware, U.S.A.
Ford Credit Auto Owner Trust 2024-REV1	Delaware, U.S.A.
Ford Credit Canada Company	Canada
Ford Credit CP Auto Receivables LLC	Delaware, U.S.A.
Ford Credit de Mexico S.A., de C.V. Sociedad Financiera de Obieto Multiple, E.R.	Mexico
Ford Credit Floorplan Master Owner Trust A	Delaware, U.S.A.
Ford Credit International LLC	Delaware, U.S.A.
Ford Credit Italia Spa	Italy
Ford Deutschland Engineering GmbH	Germany
Ford ECO GmbH	Switzerland
Ford Espana S.L.	Spain
Ford Holdings LLC	Delaware, U.S.A.
Ford Global Engineering LLC	Delaware, U.S.A
Ford Global Technologies, LLC	Delaware, U.S.A.
Ford International Capital LLC	Delaware, U.S.A.
Ford International Liquidity Management Limited	England
Ford Italia S.p.A.	Italy
Ford Lease Trust	Canada
Ford Mexico Holdings LLC	Delaware, U.S.A.
Ford Motor Company Brasil Ltda.	Brazil
Ford Motor Company Limited	England
Ford Motor Company of Australia Pty Ltd	Australia

Organization	Jurisdiction
Ford Motor Company of Canada, Limited	Canada
Ford Motor Company of Southern Africa (Pty) Limited	South Africa
Ford Motor Company, S.A. de C.V.	Mexico
Ford Motor Credit Company LLC	Delaware, U.S.A.
Ford Motor Service Company	Michigan, U.S.A.
Ford Nederland B.V.	Netherlands
Ford Retail Group Limited	England
Ford Trading Company, LLC	Delaware, U.S.A.
Ford VHC BV	Netherlands
Ford Vietnam Limited	Vietnam
Ford-Werke GmbH	Germany
Global Investments 1 Inc.	Delaware, U.S.A.
Globaldrive Italy Retail VFN 2022 S.R.L.	Italy

97   Other U.S. Subsidiaries

136   Other Non-U.S. Subsidiaries

_____

 * Other subsidiaries are not shown by name in the above list because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Exhibit 23

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 033-62227, 333-02735, 333-20725, 333-31466, 333-47733, 333-56660, 333-57596, 333-65703, 333-71380, 333-74313, 333-85138, 333-87619, 333-104063, 333-113584, 333-123251, 333-138819, 333-138821, 333-149453, 333-149456, 333-153815, 333-153816, 333-156630, 333-156631, 333-157584, 333-162992, 333-162993, 333-165100, 333-172491, 333-179624, 333-186730, 333-193999, 333-194000, 333-203697, 333-210978, 333-217494, 333-226348, 333-231058, 333-240220, 333-258240, 333-266359, 333-271591, 333-271592, 333-278917, and 333-278918) and Form S-3 (No. 333-269685) of Ford Motor Company of our report dated February 5, 2025 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
February 5, 2025

Exhibit 24

POWER OF ATTORNEY WITH RESPECT TO
ANNUAL REPORT OF FORD MOTOR COMPANY ON
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024

Each of the undersigned, a director of Ford Motor Company ("Ford"), appoints each of S. P. Croley, S. E. Fortt, M. E. Kosman, and D. J. Witten his or her true and lawful attorney and agent to do any and all acts and things and execute any and all instruments which the attorney and agent may deem necessary or advisable in order to enable Ford to comply with the Securities Exchange Act of 1934, and any requirements of the Securities and Exchange Commission, in connection with the filing of Ford's Annual Report on Form 10-K for the year ended December 31, 2024 and any and all amendments thereto, as authorized at a meeting of the Board of Directors of Ford duly called and held on February 4, 2025 including, but not limited to, power and authority to sign his or her name (whether on behalf of Ford, or as a director or officer of Ford, or by attesting the seal of Ford, or otherwise) to such instruments and to such Annual Report and any amendments thereto, and to file them with the Securities and Exchange Commission. Each of the undersigned ratifies and confirms all that any of the attorneys and agents shall do or cause to be done by virtue hereof. Any one of the attorneys and agents shall have, and may exercise, all the powers conferred by this instrument. Each of the undersigned has signed his or her name as of the 5th day of February, 2025:

/s/ Kimberly A. Casiano	/s/ John C. May II
(Kimberly A. Casiano)	(John C. May II)
/s/ Adriana Cisneros	/s/ Beth E. Mooney
(Adriana Cisneros)	(Beth E. Mooney)
/s/ Alexandra Ford English	/s/ Lynn Vojvodich Radakovich
(Alexandra Ford English)	(Lynn Vojvodich Radakovich)
/s/ Henry Ford III	/s/ John L. Thornton
(Henry Ford III)	(John L. Thornton)
/s/ William W. Helman IV	/s/ John B. Veihmeyer
(William W. Helman IV)	(John B. Veihmeyer)
/s/ Jon M. Huntsman, Jr.	/s/ John S. Weinberg
(Jon M. Huntsman, Jr.)	(John S. Weinberg)
/s/ William E. Kennard	
(William E. Kennard)	

Exhibit 31.1

CERTIFICATION

I, James D. Farley, Jr., certify that:

1.   I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2024 of Ford Motor Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 5, 2025   /s/ James D. Farley, Jr.
                                                                   James D. Farley, Jr.
                                                                   President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, John T. Lawler, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2024 of Ford Motor Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 5, 2025   /s/ John T. Lawler
                                                            John T. Lawler
                                                            Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James D. Farley, Jr., President and Chief Executive Officer of Ford Motor Company (the "Company"), hereby certify pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code that to my knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2024, to which this statement is furnished as an exhibit (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 5, 2025

/s/ James D. Farley, Jr.
James D. Farley, Jr.
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, John T. Lawler, Chief Financial Officer of Ford Motor Company (the "Company"), hereby certify pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code that to my knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2024, to which this statement is furnished as an exhibit (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 5, 2025   /s/ John T. Lawler
                                            John T. Lawler
                                            Chief Financial Officer

Ford Motor Company
One American Road
Dearborn, MI 48126

www.corporate.ford.com

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